As filed with the Securities and Exchange Commission on April 23, 2012

Registration Number 333-180469

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1 to

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

EROS INTERNATIONAL PLC

(Exact name of Registrant as specified in its charter)

Isle of Man	7822	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

550 County Avenue

Secaucus, New Jersey 07094

(201) 558-9021

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Ken Naz

550 County Avenue

Secaucus, New Jersey 07094

(201) 558-9021

(Name, address and telephone number, including area code, of agent for service)

Copies to:

Ruth E. Fisher Peter Wardle Gibson, Dunn & Crutcher LLP 2020 Century Park East Suite 4000 Los Angeles, CA 90067 (310) 552-8500	Steven L. Grossman David J. Johnson, Jr. O’Melveny & Myers LLP 1999 Avenue of the Stars, 7th Floor Los Angeles, CA 90067 (310) 553-6700

As soon as practicable after this Registration Statement becomes effective.

(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1) (2)	Amount of Registration Fee
A Ordinary Shares, GBP 0.30 par value	$250,000,000.00	$28,650 (3)

(1)	Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(o) promulgated under the Securities Act of 1933.
(2)	Includes offering price of additional A ordinary shares that the underwriters have the option to purchase. See “Underwriting.”
(3)	Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated

P R O S P E C T U S

             Shares

Eros International Plc

A Ordinary Shares

This is Eros International Plc’s initial public offering in the United States. We are selling              A             ordinary shares and the selling shareholder is selling            A ordinary shares. We will not receive any proceeds from the sale of A ordinary shares to be offered by the selling shareholder.

We expect the public offering price to be between $        and $        per share. Currently, no public market in the United States exists for the A ordinary shares. After pricing of the offering, we expect that the A ordinary shares will trade on the New York Stock Exchange under the symbol “EROS.” Prior to this offering our shares have traded, and immediately subsequent to this offering will continue to trade, on the Alternative Investment Market of the London Stock Exchange under the symbol “EROS.” We intend to cancel admission of our ordinary shares to the Alternative Investment Market of the London Stock Exchange as soon as practicable following our listing on the New York Stock Exchange.

Investing in our A ordinary shares involves risks that are described in “Risk Factors” beginning on page 12 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling shareholder	$	$

The underwriters may also exercise their option to purchase up to an additional              A ordinary shares from us, and up to an additional              A ordinary shares from the selling shareholder, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The A ordinary shares will be ready for delivery on or about                     , 2012.

Deutsche Bank Securities	BofA Merrill Lynch
Citigroup	UBS Investment Bank

The date of this prospectus is                     , 2012.

A Leading Global Company in Indian Film Entertainment

Extensive Indian Film Content Library

POLICE
Love

Worldwide Multi-Channel Distribution Platform

EROS INTERNATIONAL

A Leading Global

Company in Indian

Film Entertainment

Extensive Indian Film

Content Library

Worldwide Multi-

Channel Distribution

Platform

We have not authorized anyone, including the selling shareholder, to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus is only accurate as of the date of the prospectus.

Until                     , 2012, all dealers that buy, sell or trade in our A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

EXCHANGE RATES

This prospectus contains translations of certain Indian Rupee, or INR, and British pound sterling, or GBP, amounts into U.S. dollars, or $, at specified rates solely for your convenience. A significant portion of our revenues are denominated in Indian Rupees and certain contracts are or may be denominated in foreign currencies, including the British pound sterling. We report our financial results in U.S. dollars. Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated into U.S. dollars at the exchange rates at the applicable balance sheet date. For the purposes of consolidation, all income and expenses are translated at the average rate of exchange during the period covered by the applicable statement of income and assets and liabilities are translated at the exchange rate ruling on the balance sheet date.

Except for figures presented in or based on the audited and unaudited financial statements contained in this prospectus or as otherwise stated in this prospectus, all translations from Indian Rupees or British pounds sterling to U.S. dollars are based on the noon buying rates of INR 53.01 per $1.00 and GBP 0.64 per $1.00 in the City of New York for cable transfers of Indian Rupees and British pounds sterling, respectively, based on the rates certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2011. No representation is made that the Indian Rupee or British pound sterling amounts represent U.S. dollar amounts or have been, could have been or could be converted into U.S. dollars at such rates, any other rates or at all.

INDUSTRY DATA

We derive certain industry data set forth in this prospectus from third party sources, including IHS Screen Digest, or ScreenDigest, Business Monitor International, or BMI, the McKinsey Global Institute, PricewaterhouseCoopers, or PWC, Euromonitor International, Edelweiss, Nielsen EDI and other publicly available information. References to BoxOfficeIndia.com refer to a third party website that reports box office receipts for Hindi films using various sources and contacts, other than producers or distributors, who do not generally publicly report such data in India. References to the FICCI Report 2012 refer to the Federation of Indian Chambers of Commerce and Industry (FICCI)-KPMG Indian Media and Entertainment Report 2012 (reporting through calendar year 2011), references to the FICCI Report 2011 refer to the Federation of Indian Chambers of Commerce and Industry (FICCI)-KPMG Indian Media and Entertainment Industry Report 2011 (reporting through calendar year 2010) and references to the FICCI Report 2009 refer to the Federation of Indian Chambers of Commerce and Industry (FICCI)-KPMG Indian Media and Entertainment Industry Report 2009 (reporting through calendar year 2008). The data may have been re-classified by us for the purpose of presentation. Neither we nor any other person connected with the offering has verified the third party information provided in this prospectus. Although we cannot guarantee the accuracy, completeness, reliability or underlying assumptions of the information contained in industry sources and publications and have not undertaken any independent verification of such sources and publications, the information contained therein is consistent with our understanding of the Indian media and entertainment industry, and we believe, and this prospectus assumes, that the information contained therein is reliable and accurate.

ii

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. These forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective” and similar expressions and include references to assumptions and relate to our future prospects, developments and business strategies. Similarly, statements that describe our strategies, objectives, plans or goals are also forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	our dependence on our relationships with theater operators and other industry participants to exploit our film content;

•	our ability to successfully and cost-effectively source film content;

•	delays, cost overruns, cancellation or abandonment of the completion or release of our films;

•	our ability to predict the popularity of our films, or changing consumer tastes;

•	our ability to maintain existing rights, and to acquire new rights, to film content;

•	our dependence on the Indian box office success of our Hindi films;

•	our ability to recoup the full amount of box office revenues to which we are entitled due to underreporting of box office receipts by theater operators;

•	our ability to compete in the Indian film industry;

•	our ability to protect our intellectual property;

•	our ability to successfully respond to technological changes;

•

contingent liabilities that may materialize, including our exposure to liabilities on account of unfavorable judgments/decisions in relation to legal proceedings involving us or our subsidiaries and certain of our directors and officers;

•	general economic and political conditions in India and globally;

•	the monetary and fiscal policies of India and globally, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; and

•	regulatory changes in the Indian film industry and our ability to respond to them.

We undertake no obligation to revise the forward-looking statements included in this prospectus to reflect any future events or circumstances, except as required by law. Our actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences are discussed in this prospectus under the caption “Risk Factors” as well as elsewhere in this prospectus.

iii

PROSPECTUS SUMMARY

The following summary should be read together with, and is qualified in its entirety by, the more detailed information and financial statements and related notes included elsewhere in this prospectus. The following summary does not contain all of the information you should consider before investing in our A ordinary shares. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including the “Risk Factors” section, before investing in our A ordinary shares.

Unless otherwise indicated or required by the context, as used in this prospectus, the terms “Eros,” “we,” “us,” “our” and the “Company” refer to Eros International Plc and all its subsidiaries that are consolidated under International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board. Our fiscal year ends on March 31 of each year. When we refer to a fiscal year, such as fiscal 2010, we are referring to the fiscal year ended on March 31 of that year. The “Founders Group” refers to Beech Investments Limited, Arjan Lulla, Kishore Lulla, Vijay Ahuja and Sunil Lulla. References to “ordinary shares” refer to our outstanding ordinary shares, par value GBP 0.30, issued prior to this offering. Upon the closing of this offering, our ordinary shares held by the Founders Group and their affiliates will be converted into “B ordinary shares,” par value GBP 0.30, which will be entitled to ten votes each on all matters upon which the ordinary shares are entitled to vote. B ordinary shares will convert automatically, on a one-for-one basis, if such shares are transferred to a person other than a permitted holder as set forth in our articles of association, into “A ordinary shares,” par value GBP 0.30, which are the shares offered in this offering and are entitled to one vote each on all such matters. All other rights of the A and B ordinary shares will be the same. Unless otherwise indicated or required by the context, as used in this prospectus, all references to our articles of association refer to the articles of association that will become effective upon the closing of this offering.

“High budget” films refer to films with direct production costs in excess of $8.5 million, in each case translated at the historical average exchange rate for the applicable fiscal year. “Low budget” films refer to films with less than $1.0 million in direct production costs, in each case translated at the historical average exchange rate for the applicable fiscal year. “Medium budget” films refer to films within the remaining range of direct production costs. With respect to low budget films, references to “film releases” refer to theatrical releases or, for films that we did not theatrically release, to our initial DVD, digital or other non-theatrical exhibition.

Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry. Leveraging these relationships, we have aggregated rights to over 1,900 films in our library, plus approximately 700 additional films for which we hold digital rights only, including recent and classic titles that span different genres, budgets and languages, and we have distributed a portfolio of over 270 new films over the last three completed fiscal years and 61 in the nine months ended December 31, 2011. New film distribution across theatrical, television and digital channels along with library monetization provide us with diversified revenue streams.

Our goal is to co-produce, acquire and distribute Indian films that have a wide audience appeal. We have released internationally or globally Hindi language films which were among the top grossing films in India in 2011, 2010 and 2009. In each of the fiscal years ending in 2011, 2010 and 2009, we released 12 Hindi language films globally, and in the nine months ended December 31, 2011, we released 10 Hindi language films globally. These Hindi films form the core of our annual film slate and constitute a significant portion of our revenues and associated content costs. The balance of our typical annual slate for these years of over 60 other films was comprised of Tamil and other regional language films.

Our distribution capabilities enable us to target a majority of the 1.2 billion people in India, our primary market for Hindi language films, where, according to BoxOfficeIndia.com, we released three of the top ten grossing Hindi language films in India in 2010 and 2009.

Our distribution capabilities further enable us to target consumers in over 50 countries internationally, including markets with large South Asian populations, such as the Middle East, and the United States and the United Kingdom, where according to Nielsen EDI we had a market share of 45% of all theatrically released Indian language films in 2011 based on gross collections in each of these two markets. Other international markets that exhibit significant demand for subtitled or dubbed Indian-themed entertainment include Europe and Southeast Asia. Depending on the film, the distribution rights we acquire may be global, international or India only. Recently, as demand for regional film and other media has increased in India, our brand recognition in Hindi films has helped us to grow our non-Hindi film business by targeting regional audiences in India and beyond. With our distribution network and Tamil film distribution capabilities through our majority owned subsidiary, Ayngaran International Limited, or Ayngaran, we believe we are well positioned to expand our offering of non-Hindi content.

We distribute our film content globally across the following distribution channels: theatrical, which includes multiplex chains and stand-alone theaters; television syndication, which includes satellite television broadcasting, cable television and terrestrial television; and digital, which includes primarily internet protocol television, or IPTV, video on demand, or VOD, and internet channels. Eros Now, our on-demand entertainment portal accessible via internet-enabled devices, was recently launched with a limited number of movies and music videos. We expect that Eros Now eventually will include our full film library. We develop what we believe to be cost-effective integrated marketing campaigns that we tailor to each movie and market, utilizing strategies such as pre-releasing music prior to the theatrical release date of the related film, and promoting product tie-ins that feature film characters and themes. Our average marketing and distribution spend on print and advertising for our high budget films is typically around 20% of production costs. Additionally, we use a pre-sale strategy to offset production costs and mitigate individual film risk by entering into contractual arrangements prior to a high budget film’s release to recover a substantial portion of our capitalized film costs through the licensing of television, music and other distribution rights.

Our total revenues for fiscal 2011 increased to $164.6 million from $149.7 million for fiscal 2010 and to $166.3 million for the nine months ended December 31, 2011 from $124.3 million for the nine months ended December 31, 2010, EBITDA increased to $58.6 million for fiscal 2011 from $53.2 million for fiscal 2010 and to $59.6 million for the nine months ended December 31, 2011 from $45.4 million for the nine months ended December 31, 2010 and our net income increased to $47.6 million for fiscal 2011 from $42.4 million for fiscal 2010 and to $45.5 million for the nine months ended December 31, 2011 from $37.4 million for the nine months ended December 31, 2010.

Our Competitive Strengths

We believe the following competitive strengths position us as a leading global company in the Indian film entertainment industry.

Leading co-producer and acquiror of new Indian film content, with an extensive film library.

As one of the leading participants in the Indian film entertainment industry, we believe our size, scale and leading market position will continue contributing to our growth in India and internationally, and will position us to capitalize on the Indian media and entertainment industry, which has grown in recent years and we believe will continue to grow. We have established our size and scale by aggregating a film library of over 1,900 films, plus approximately 700 additional films for which we hold digital rights only, and releasing over 270 new films over the last three fiscal years. We have demonstrated our leading market position by releasing, internationally or globally, Hindi language films which were among the top grossing films in India in 2011, 2010 and 2009 and we are building what we believe is a strong film slate for fiscal 2013 with some of the leading actors and production houses with whom we have previously delivered our biggest hits.

Established, worldwide, multi-channel distribution network.

We distribute our films to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. Internationally, our distribution network extends to over 50 countries, such as the United States, the United Kingdom and throughout the Middle East, where we distribute films to Indian expatriate populations, and to Germany, Poland, Russia, Indonesia, Malaysia, Taiwan, Japan, South Korea, China and Arabic speaking countries, where we release Indian films that are subtitled or dubbed in local languages. Through this global distribution network, we distribute Indian entertainment content over the following primary distribution channels – theatrical, television syndication and digital platforms.

Diversified revenue streams and pre-sale strategies mitigate risk and promote cash flow generation.

Our business is driven by three major revenue streams:

•	theatrical distribution;

•	television syndication; and

•	digital distribution and ancillary products and services.

Each of these contributed almost equally to our total revenues in fiscal 2011. In the nine months ended December 31, 2011, theatrical distribution accounted for nearly 50% of revenues, and television syndication and digital distribution and ancillary products and services accounted for 30% and 20%, respectively, reflecting our diversified revenue base that reduces our dependence on any single distribution channel. We bundle library titles with new releases to maximize cash flows and we also utilize a pre-sale strategy to mitigate new production project risks by obtaining contractual commitments to recover a portion of our capitalized film costs through the licensing of television, music and other distribution rights prior to a film’s completion. For example, for high budget films that we released in fiscal 2012, we had contractual revenue commitments in place prior to their release that allowed us to recoup between 35% and 67% of our direct production costs for those films.

Strong and experienced management team.

Our management team has substantial industry knowledge and expertise, with a majority of our executive officers and executive directors having been involved in the film, media and entertainment industries for more than 20 years. Their understanding of the Indian film business, including talent relationships and deal structuring, has served as a key driver of our strength in content sourcing. In particular, several members of our management team have established personal relationships with leading talent, production companies, exhibitors and other key participants in the Indian film industry, which have been critical to our success.

Our Strategy

Our strategy is driven by the scale and variety of our content and the global exploitation of that content through diversified channels. Specifically, we intend to pursue the following strategies:

Co-produce, acquire and distribute high quality content to augment our library.

We will continue to leverage the longstanding relationships with creative talent, production houses and other key industry participants that we have built since our founding to source a wide variety of content. Our focus will be on investing in future slates comprised of a diverse portfolio mix ranging from high budget global theatrical releases to lower budget movies with targeted audiences, with an increased focus on higher budget films, which to-date have made up a smaller percentage of our library. We also plan to augment our library of over 1,900 films, plus approximately 700 additional films for which we hold digital rights only, with quality content for exploitation through our distribution channels and explore new bundling strategies to monetize existing content.

Capitalize on positive industry trends in the Indian market.

Propelled by the economic expansion within India and the corresponding increase in consumer discretionary spending, the FICCI Report 2012 projects that the dynamic Indian media and entertainment industry will grow at a 14.9% compound annual growth rate, or CAGR, from $13.7 billion in 2011 to $27.5 billion by 2016, and that the Indian film industry will grow from $1.8 billion in 2011 to $2.8 billion in 2016. India is one of the largest film markets in the world. According to ScreenDigest, the number of multiplex screens in India is projected to increase from approximately 1,300 in 2011 to approximately 1,800 screens in 2015. In light of the fact that multiplex theaters generally sell tickets at higher prices than single screen theaters, it is expected that average ticket prices will increase.

The Indian television market is the third largest in the world, reaching 146 million television, or TV, households in 2011, of which over 74 million were cable households and around 37 million were direct to home, or DTH, households, which receive programming wirelessly via digital satellite. FICCI Report 2012 projects that the Indian television industry will grow from $6.2 billion in 2011 to $13.9 billion in 2016. The growing size of the TV industry has led television satellite networks to provide an increasing number of channels, resulting in competition for quality feature films for home viewing in order to attract increased advertising and subscription revenues.

Broadband and mobile platforms present growing digital avenues to exploit content. According to FICCI Report 2012, the number of internet users reached 132 million in 2011 and is projected to reach 546 million by 2016. Smartphone usage is projected to rapidly increase from 10 million active internet enabled smart phones in 2011 to 264 million in 2016. The $170 million Indian music industry, of which 70% came from film music in 2010, is projected to grow to $291 million by 2015. Although all of these projections generally align with management’s expectations for industry growth, there is no guarantee that such future growth will occur.

We will take advantage of the opportunities presented by these trends within India to monetize our library and distribute new films through existing and emerging platforms, including by exploring new content options for expanding our digital strategy such as filming exclusive short form content for consumption through emerging channels such as mobile and internet streaming devices.

Further extend the distribution of our content outside of India to new audiences.

We currently distribute our content to consumers in more than 50 countries, including markets where there is significant demand for subtitled or dubbed Indian-themed entertainment, such as Europe and Southeast Asia, as well as to markets where there is a significant concentration of South Asian expatriates, such as the Middle

East, the United States and the United Kingdom. We intend to promote and distribute our films in additional countries, and further expand in countries where we already distribute, when we believe that demand for Indian filmed entertainment exists or the potential for such demand exists. For example, we have recently entered into arrangements with local distributors in Taiwan, Japan, South Korea and China to distribute dubbed or subtitled Eros films through theatrical release, television broadcast or DVD release.

Increase our distribution of content through digital platforms globally.

We intend to continue to distribute our content on existing and emerging digital platforms. We also have an ad-supported YouTube portal site on Google that hosts an extensive collection of clips of our content and has generated over one billion aggregate views. In North America, we have an agreement with International Networks, a subsidiary of Comcast, to provide a subscription video on demand, or SVOD, service called “Bollywood Hits On Demand” that is currently carried on Comcast, Cox Communications, Rogers Communication, Cablevision and Time Warner Cable. We have recently expanded our digital presence with the launch of our on-demand entertainment portal Eros Now, which will leverage our film and music libraries by providing ad-supported and subscription-based streaming of film and music content via internet-enabled devices. We intend to pursue similar models utilizing our extensive film library to gain access to similar partners throughout the world. We believe new offerings and emerging distribution channels such as DTH satellite, VOD, mobile and internet streaming services will also provide us with significant growth opportunities.

Expand our regional Indian content offerings.

According to the FICCI Report 2012, regional media production in India is expected to be a growth driver in the Indian film entertainment industry for several years into the future. We will utilize our resources, international reputation and distribution network to continue expanding our non-Hindi content offerings to reach the substantial Indian population whose main language is not Hindi. While Hindi films retain a broad appeal across India, the diversity of languages within India allows us to treat regional language markets as distinct markets where particular regional language films have a strong following. In addition to Tamil, we plan to expand our content for selected regional languages such as Marathi, Telugu and Punjabi.

Capitalize on our competitive advantage.

We intend to build on our leadership position within the Indian film entertainment industry to further expand our scale and strengthen our market position. One area we plan to focus on is expanding the opportunities for exploiting our content, such as through our expected acquisition of global television network B4U Television Network, or B4U, including two channels dedicated to broadcasting film and music content. We will leverage our extensive library, distribution network, talent relationships and strong balance sheet, which we believe give us a competitive advantage to expand within the broader Indian media and entertainment industry.

Summary Risk Factors

An investment in our A ordinary shares involves a high degree of risk. You should carefully consider the risks summarized below, the risks described under “Risk Factors” and the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any of our A ordinary shares:

•	any disputes or failure to enter into agreements with multiplex or theater operators could have a material adverse effect on our ability or willingness to release our films as scheduled;

•	any failure to source film content will have a material and adverse impact on our business;

•	delays, cost overruns, cancellation or abandonment of the completion or release of films may have an adverse effect on our business;

•	the popularity and commercial success of our films are subject to numerous factors beyond our control;

•

the success of our business depends on our ability to consistently create and distribute filmed entertainment that meets the changing preferences of the broad consumer market both within India and internationally;

•	our ability to exploit our content is limited to the rights that we own or are able to continue to license from third parties or own;

•	we depend on the Indian box office success of our Hindi films for a significant portion of our revenues;

•	we may not be paid the full amount of box office revenues to which we are entitled as a result of underreporting of box office receipts by theater operators;

•	piracy of our content, including digital and internet piracy, may adversely impact our revenues and business;

•	you may be subject to Indian taxes on income arising through the sale of our A ordinary shares;

•	our board of directors may determine that you meet the criteria of a “prohibited person” and subject your shares to forced divestiture;

•	our Indian subsidiary is publicly listed and we may lose our ability to control its activities; and

•

the Founders Group, including our Chairman and Chief Executive Officer Kishore Lulla, will continue to hold a substantial interest after the offering and through our dual class ordinary share structure will continue to have the ability to exercise a controlling influence over our business, which will limit your ability to influence corporate matters.

Company Information

Eros International Plc is a company limited by shares incorporated in the Isle of Man. We maintain our registered office at Fort Anne, Douglas, Isle of Man IM15PD, and our principal executive office in the U.S. is at 550 County Avenue, Secaucus, New Jersey 07094, and our telephone number is +1(201) 558-9021. We maintain a website at www.erosplc.com. Information contained in our website is not a part of, and is not incorporated by reference into, this prospectus. You should only rely on the information contained in this prospectus when making a decision as to whether or not to invest in our A ordinary shares.

Our Corporate Structure

We are a company which was incorporated in the Isle of Man in 2006 and currently our shares are admitted for trading on the Alternative Investment Market of the London Stock Exchange, or AIM. We anticipate our shareholders will approve a resolution authorizing us to cancel admission of our ordinary shares from AIM as soon as practicable following the listing of our A ordinary shares on the NYSE. We conduct our global operations through our Indian and international subsidiaries, including our majority-owned subsidiary Eros International Media Limited, or Eros India, a public company incorporated in India and listed on the BSE Limited and National Stock Exchange of India Limited, or the Indian Stock Exchanges. Our agent for service of process in the United States is Ken Naz, located at 550 County Avenue, Secaucus, New Jersey.

Beech Investments Limited, or Beech Investments, Arjan Lulla, Kishore Lulla, Vijay Ahuja and Sunil Lulla are referred to herein as the “Founders Group.” Beech Investments and related parties hold approximately 70% of our issued share capital, which, upon the closing of this offering, will comprise all of our B ordinary shares. Beech Investments, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros founder Arjan Lulla and Eros directors Kishore Lulla, Vijay Ahuja and Sunil Lulla as beneficiaries. Beech Investments is also referred to herein as the selling shareholder.

The following diagram summarizes the corporate structure of our consolidated group of companies as of April 3, 2012:

(a)	Eros India holds at least 99% of each of its Indian subsidiaries.
(b)	Eros Digital Private Limited (India) holds the remaining 0.35% of Eros India’s Indian subsidiary Eros International Films Private Limited.
(c)	Ayngaran International Limited (Isle of Man) holds 51% of Ayngaran Anak Media Private Limited and 100% of each of its other subsidiaries.

The Offering

Issuer	Eros International Plc, incorporated in the Isle of Man.

A ordinary shares offered by us	shares.

A ordinary shares offered by the selling shareholder	shares.

Overallotment option	We and the selling shareholder have granted the underwriters a 30-day option to purchase up to additional A ordinary shares from us and up to an additional A ordinary shares from the selling shareholder at the initial public offering price less underwriting discounts and commissions. The option may be exercised only to cover any overallotments.

A ordinary shares in issue after this offering	shares (or shares if the underwriters exercise their overallotment option in full).

B ordinary shares in issue after this offering	shares.

Use of proceeds	We intend to use the net proceeds from this offering to fund new co-productions and acquisitions, including catalog content, to grow our digital and other distribution channels and for general corporate purposes. We intend to use any net proceeds we receive from any shares sold by us, if any, pursuant to the underwriters’ overallotment option for general corporate purposes. We will not receive any proceeds from the sale of shares by the selling shareholder. See “Use of Proceeds.”

Dividend policy	We have not declared any dividend since our incorporation in 2006, and all profits have been retained and utilized to grow our business. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. See “Dividend Policy.”

Risk factors	See “Risk Factors” beginning on page 12 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our A ordinary shares.

Proposed NYSE symbol	EROS

Unless otherwise noted, all information in this prospectus assumes:

•	no exercise of the underwriters’ overallotment option;

•

a one-for-three reverse stock split of our ordinary shares immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, including reflection of this reverse stock split in all historical information, except for the consolidated financial statements included elsewhere in this prospectus;

•

the conversion of all of our outstanding ordinary shares into          A ordinary shares and          B ordinary shares that will occur immediately prior to the listing of our A ordinary shares on the New York Stock Exchange; and

•	a public offering price of $ per share of our A ordinary shares, which is the mid-point of the range set forth on the front cover of this prospectus.

Summary Historical Consolidated Financial and Operating Data

The following table sets forth our summary historical consolidated financial data for the periods and at the dates indicated. The summary historical consolidated financial data for the three years ended March 31, 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data for the nine months ended December 31, 2010 and 2011 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited financial data on the same basis as the audited financial statements and in accordance with International Financial Reporting Standards for Interim Financial Reporting. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the financial information set forth in those statements. Our interim results for the nine months ended December 31, 2011 are not necessarily indicative of the results that should be expected for the full year.

You should read the summary historical consolidated financial data presented below in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Nine months ended December 31,		Year ended March 31,
	2011	2010	2011	2010	2009
	(in thousands, except per share data)
INCOME STATEMENT DATA
Revenue	$166,282	$124,272	$164,613	$149,729	$156,697
Cost of sales	(84,023)	(66,138)	(88,017)	(81,710)	(85,190)

Gross profit	82,259	58,134	76,596	68,019	71,507
Administrative costs	(23,632)	(13,426)	(19,225)	(16,157)	(20,501)

Operating profit	58,627	44,708	57,371	51,862	51,006
Net finance costs and impairments	(1,279)	(800)	(1,584)	(2,315)	(2,608)

Profit before tax	57,348	43,908	55,787	49,547	48,398
Income tax expense	(11,844)	(6,483)	(8,237)	(7,152)	(7,571)

Net income	$45,504	$37,425	$47,550	$42,395	$40,827

Net income per share
Basic	$1.05	$0.90	$1.17	$1.11	$1.05

Diluted	$1.05	$0.90	$1.14	$1.08	$1.05

Weighted average number of ordinary shares
Basic	38,816	38,711	38,711	38,611	38,411

Diluted	38,878	38,773	38,773	38,673	38,690

OTHER DATA
EBITDA(1)	$59,558	$45,389	$58,574	$53,194	$51,153
Adjusted EBITDA(1)	$64,821	$46,166	$59,501	$53,509	$53,630

	Nine months ended December 31,		Year ended March 31,
	2011	2010	2011	2010	2009
High budget film releases(2)	5	3	3	3	2
Medium budget film releases(2)	3	7	9	11	13
Low budget film releases(2)	53	58	66	97	76

Total new film releases(2)	61	68	78	111	91

	As of December 31, 2011
	Actual	Pro Forma As Adjusted(3)

	(in thousands)
BALANCE SHEET DATA
Intangible assets – content	$478,935	$478,935
Cash and cash equivalents	120,032
Trade and other receivables	74,871	79,597
Total assets	735,251
Trade and other payables	34,540	34,540
Total borrowings	228,059	228,059
Total liabilities	294,039	293,232
Total equity	441,212

(1)	We use EBITDA and Adjusted EBITDA as a supplemental financial measure. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for impairments of available-for-sale financial assets and share based payments. EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA and Adjusted EBITDA provide no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that EBITDA and Adjusted EBITDA are useful to an investor in evaluating our results of operations because these measures:

•

are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

•	are used by our management team for various other purposes in presentations to our Board of Directors as a basis for strategic planning and forecasting.

There are significant limitations to using EBITDA and Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss, the lack of comparability of results of operations of different companies and the different methods of calculating EBITDA and Adjusted EBITDA reported by different companies.

The following table sets forth the reconciliation of our net income to EBITDA and Adjusted EBITDA:

	Nine months ended December 31,		Year ended March 31,
	2011	2010	2011	2010	2009
	(in thousands)
Net income	$45,504	$37,425	$47,550	$42,395	$40,827
Income tax expense	11,844	6,483	8,237	7,152	7,571
Net finance costs	1,279	800	1,584	2,309	1,261
Depreciation	898	593	928	1,030	1,196
Amortization	33	88	275	308	298

EBITDA	$59,558	$45,389	$58,574	$53,194	$51,153

Impairment of available-for-sale financial assets	—	—	—	6	1,347
Share based payments(a)	5,263	777	927	309	1,130

Adjusted EBITDA	$64,821	$46,166	$59,501	$53,509	$53,630

(a)	Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

(2)	Includes films that were released by us directly and licensed by us for release.

(3)	The pro forma as adjusted column gives effect to the sale by us of A ordinary shares in this offering at an assumed initial public offering price of $ per share, which is the midpoint of the range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our A ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below and all of the other information in this prospectus before deciding to purchase our A ordinary shares. Our business, prospects, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of our A ordinary shares could decline due to any of these risks, and you may lose all or part of your investment. It is not possible for us to assess the impact of all factors on our business, prospects, financial condition and results of operations, or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

Risks Related to Our Business

We depend on our relationships with theater operators and other industry participants to exploit our film content. Any disputes with multiplex operators in India could have a material adverse effect on our ability or willingness to release our films as scheduled.

We generate revenues from the exploitation of Indian film content in various distribution channels through agreements with commercial theater operators, in particular multiplex operators, and with retailers, television operators, telecommunications companies and others. Our failure to maintain these relationships, or to establish and capitalize on new relationships, could harm our business or prevent our business from growing, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We have had disputes with multiplex operators in India that required us to delay our film releases and disrupted our marketing schedule for future films. These disputes were subsequently settled pursuant to settlement agreements that expired in June 2011. We now enter into agreements on a film-by-film and exhibitor-by-exhibitor basis instead of entering into long-term agreements. To date, our film-by-film agreements have been on commercial terms that are no less favorable than the terms of the prior settlement agreements; however, we cannot guarantee such terms can always be obtained. Accordingly, without a long-term commitment from multiplex operators, we may be at risk of losing a substantial portion of our revenues derived from our theatrical business. We may also have similar future disruptions in our relationship with multiplex operators, the operators of single-screen theaters or other industry participants, which could have a material adverse effect on our business, prospects, financial condition and results of operations. Further, the theater industry in India is rapidly growing and evolving and we cannot assure you that we will be able to establish relationships with new commercial theater operators.

We may fail to source adequate film content on favorable terms or at all through acquisitions or co-productions, which could have a material and adverse impact on our business.

We generate revenues by exploiting Indian film content that we primarily co-produce or acquire from third parties, and then distribute through various channels. Our ability to successfully enter into co-productions and to acquire content depends on our ability to maintain existing relationships, and form new ones, with talent and other industry participants. The pool of quality talent in India is limited and as a result, there is significant competition to secure the services of certain actors, directors, composers and producers, among others. Competition can increase the cost of such talent, and hence the cost of film content. These costs may continue to increase, making it more difficult for us to access content cost-effectively and reducing our ability to sustain our margins and maximize revenues from distribution and exploitation. Further, we may be unable to successfully maintain our long-standing relationships with certain industry participants and continue to have access to content and/or creative talent and may be unable to establish similar relationships with new leading creative talent. If any such relationship is adversely affected, or we are unable to form new relationships or our access to quality Indian film content otherwise deteriorates, or if any party fails to perform under its agreements or arrangements with us, our business, prospects, financial condition and results of operations could be materially adversely effected.

Delays, cost overruns, cancellation or abandonment of the completion or release of films may have an adverse effect on our business.

There are substantial financial risks relating to film production, completion and release. Actual film costs may exceed their budgets and factors such as labor disputes, unavailability of a star performer, equipment shortages, disputes with production teams or adverse weather conditions may cause cost overruns and delay or hamper film completion. When a film we have contracted to acquire from a third party experiences delays or fails to be completed, we may not recover advance monies paid for the proposed acquisition. When we enter into co-productions, we are typically responsible for paying all production costs in accordance with an agreed upon budget and while we typically cap budgets in our contracts with our co-producer, given the importance of ongoing relationships in our industry, longer-term commercial considerations may in certain circumstances override strict contractual rights and we may feel obliged to fund cost over-runs where there is no contractual obligation requiring us to do so. To date, we have completed only one sole production, and this is not our preferred choice for sourcing content. Production delays, failure to complete projects or cost overruns could result in us not recovering our costs and could have a material adverse effect on our business, prospects, financial condition and results of operations.

The popularity and commercial success of our films are subject to numerous factors, over which we may have limited or no control.

The popularity and commercial success of our films depends on many factors including, but not limited to, the key talent involved, the timing of release, the promotion and marketing of the film, the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment, general economic conditions, the genre and specific subject matter of the film, its critical acclaim and the breadth, timing and format of its initial release. We cannot predict the impact of such factors on any film, and many are factors that are beyond our control. As a result of these factors and many others, our films may not be as successful as we anticipate, and as a result, our results of operations may suffer.

The success of our business depends on our ability to consistently create and distribute filmed entertainment that meets the changing preferences of the broad consumer market both within India and internationally.

Changing consumer tastes affect our ability to predict which films will be popular with audiences in India and internationally. As we invest in a portfolio of films across a wide variety of genres, stars and directors, it is highly likely that at least some of the films in which we invest will not appeal to Indian or international audiences. Further, where we sell rights prior to release of a film, any failure to accurately predict the likely commercial success of a film may cause us to underestimate the value of such rights. If we are unable to co-produce and acquire rights to films that appeal to Indian and international film audiences or to accurately judge audience acceptance of our film content, the costs of such films could exceed revenues generated and anticipated profits may not be realized. Our failure to realize anticipated profits could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our ability to exploit our content is limited to the rights that we acquire from third parties or otherwise own.

We have acquired over 90% of our film content through contracts with third parties, which are primarily fixed-term contracts that may be subject to expiration or early termination. Upon expiration or termination of these arrangements, content may be unavailable to us on acceptable terms or at all, including with respect to technical matters such as encryption, territorial limitation and copy protection. In addition, if any of our competitors offer better terms, we will be required to spend more money or grant better terms, or both, to acquire or extend the rights we previously held. If we are unable to renew the rights to our film catalog on commercially favorable terms and to continue exploiting the existing films in our library or other content, it could have a material adverse effect on our business, prospects, financial condition and results of operations. Based on our agreements in effect as of December 31, 2011, if we do not otherwise extend or renew our existing rights, we anticipate the rights we currently license in Hindi and regional languages, excluding our Kannada digital rights catalog, will expire as summarized in the table below.

Term Expiration Dates	Hindi Film Rights	Regional Film Rights(1)
	(approximate percentage of films whose licensed rights expire in the period indicated)
Prior to January 1, 2016	40.8%	3.4%
2016-2020	29.0	4.0
2021-2025	11.7	1.6
2026-2030	2.7	0.6
2031-2045	0.9	1.6
Perpetual(2)	14.9	88.8

(1)	Excludes the Kannada digital rights catalog.
(2)	Subject to limitations imposed by Indian copyright law, which restricts the term to 60 years from the beginning of the calendar year following the year in which the film is published.

In addition, we typically only own certain rights for the exploitation of content, which limits our ability to exploit content in certain media formats. In particular, we do not own the audio music rights to the majority of the films in our library and to certain new releases. See “Business—Slate Profile – Our Film Library” for detail regarding our rights. To the extent we do not own the music or other media rights in respect of a particular film, we may only exploit content through those channels to which we do own rights, which could have an adverse effect on our ability to generate revenue from a film and recover our costs from acquiring or producing content.

We depend on the Indian box office success of our Hindi films from which we derive a significant portion of our revenues.

In India, a relatively high percentage of a film’s overall revenues are derived from theater box office sales and, in particular, from such sales in the first week of a film’s release. Indian domestic box office receipts are also an indicator of a film’s expected success in other Indian and international distribution channels. As such, poor box office receipts in India for our films, even for those films for which we obtain only international distribution rights, could have a significant adverse impact on our results of operations in both the year of release of the relevant films and in the future for revenues expected to be earned through other distribution channels. In particular, we depend on the Indian box office success of our Hindi films.

We may not be paid the full amount of box office revenues to which we are entitled.

We derive revenues from theatrical exhibition of our films by collecting a specified percentage of box office receipts from multiplex and single screen theater operators. The Indian film industry continues to lack full exhibitor transparency. There is limited independent monitoring of such data in India or the Middle East, unlike the monitoring services provided by Rentrak in the United Kingdom and the United States. We therefore rely on theater operators and our sub-distributors to report relevant information to us in an accurate and timely manner. While some multiplex and single-screen operators have moved to a digital distribution model that provides greater clarity on the number of screenings given to our films, other multiplex operators and single-screen operators retain the traditional print model. We expect that our films will continue to be exhibited primarily on screens that either do not have computerized tracking systems for box office receipts or screening information, or in relation to which we do not have access to audit compliance data. Because we do not have a reliable system to determine if our box office receipts are underreported, box office receipts and sub-distribution revenues may be inadvertently or purposefully misreported or delayed, which could prevent us from being compensated appropriately for exhibition of our films. If we are not properly compensated, our business, prospects, financial condition and results of operations could be negatively impacted.

We face increasing competition with other films for movie screens, and our inability to obtain sufficient distribution of our films could have a material adverse effect on our business.

A substantial majority of the theater screens in India are typically committed at any one time to a limited number of films, and we compete directly against other producers and distributors of Indian films in each of our distribution channels. If the number of films released in the market as a whole increases it could create excess supply in the market, in particular at peak theater release times such as school and national holidays and during festivals, which would make it more difficult for our films to succeed. Where we are unable to ensure a wide release for our films, or where we are unable to provide theater operators with sufficient prints of our films to allow them to maximize screenings in the first week of a film’s release, it may have an adverse impact on our revenues. Further, failure to release during peak periods, or the inability to book sufficient screens, could cause us to miss potentially higher gross box-office receipts and/or affect subsequent revenue streams, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We face increasing competition from other forms of entertainment, which could have a material adverse effect on our business.

We also compete with all other sources of entertainment and information delivery, including television, the internet and sporting events such as the Indian Premier League, for cricket. Technological advancements such as VOD, mobile and internet streaming and downloading have increased the number of entertainment and information delivery choices available to consumers and have intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences could negatively impact consumer demand for our films, and there can be no assurance that occupancy rates at theaters or demand for our other distribution channels will not fall.

Competition within the Indian film industry is growing rapidly, and certain of our competitors are larger, have greater financial resources and are more diversified.

The Indian film industry’s rapid growth is changing the competitive landscape, increasing competition for content, talent and release dates. Growth in the Indian film industry has attracted new Indian and foreign industry participants and competitors, including standalone operators, such as Reliance Entertainment, as well as others aligned with internationally diversified film companies, such as Sony Pictures, Viacom Inc., The Walt Disney Company and Warner Bros., many of which are substantially larger and have greater financial resources, including competitors that own their own theaters and/or television networks. These larger competitors may have the ability to spend additional funds on production of new films, which may require us to increase our production budgets in order to compete effectively. In addition, these competitors may use their financial resources to gain increased access to movie screens and enter into exclusive content arrangements with key talent in the Indian film industry. Unlike some of these major competitors that are part of larger diversified corporate groups, we derive substantially all of our revenue from our film entertainment business. If our films fail to perform to our expectations we are likely to face a greater adverse impact than would a more diversified competitor. In addition, other larger entertainment distribution companies may have larger budgets to exploit growing technological trends. If we are unable to compete with these companies effectively, our business prospects, results of operations and financial condition could suffer.

Piracy of our content, including digital and internet piracy, may adversely impact our revenues and business.

Our business depends in part on the adequacy, enforceability and maintenance of intellectual property rights in the entertainment products and services we create. Motion picture piracy is extensive in many parts of the world and is made easier by technological advances and the conversion of motion pictures into digital formats. This trend facilitates the creation, transmission and sharing of high quality unauthorized copies of motion pictures in theatrical release on DVDs, CDs and Blu-ray discs, from pay-per-view through set top boxes and other devices and through unlicensed broadcasts on free television and the internet. Although DVD and CD sales represent a relatively small portion of our revenues, the proliferation of unauthorized copies of these products results in lost revenue and significantly reduced pricing power, which could have a material adverse effect on our business, prospects, financial condition and results of operations. In particular, unauthorized copying and piracy are prevalent in countries outside of the United States, Canada and Western Europe, including India, whose legal systems may make it difficult for us to enforce our intellectual property rights and in which consumer awareness of the individual and industry consequences of piracy is lower. With broadband connectivity improving and 3G internet penetration increasing in India, digital piracy of our content is an increasing risk. In addition, the prevalence of third-party hosting sites and a large number of links to potentially pirated content make it difficult to effectively monitor and prevent digital piracy of our content. Existing copyright and trademark laws in India afford only limited practical protection and the lack of internet-specific legislation relating to trademark and copyright protection creates a further challenge for us to protect our content delivered through such media. According to FICCI Report 2009, it is estimated that the Indian film industry loses as much as $377.3 million annually due to piracy. Additionally, we may seek to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and revenue losses. Even the highest levels of security and anti-piracy measures may fail to prevent piracy.

We may be unable to adequately protect or continue to use our intellectual property. Failure to protect such intellectual property may negatively impact our business.

We rely on a combination of copyrights, trademarks, service marks and similar intellectual property rights to protect our name and branded products. The success of our business, in part, depends on our continued ability to use this intellectual property in order to increase awareness of the Eros name. We attempt to protect these intellectual property rights through available copyright and trademark laws. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries, and the actions taken by us may be inadequate to prevent imitation by others of the Eros name and other Eros intellectual property. In addition, if the applicable laws in these countries are drafted or interpreted in ways that limit the extent or duration of our rights, or if existing laws are changed, our ability to generate revenue from our intellectual property may decrease, or the cost of obtaining and maintaining rights may increase. Further, many existing laws governing property ownership, copyright and other intellectual property issues were adopted before the advent of the internet and do not address the unique issues associated with the internet, personal entertainment devices and related technologies, and new interpretations of these laws in response to emerging digital platforms may increase our digital distribution costs, require us to change business practices relating to digital distribution or otherwise harm our business. We also distribute our branded products in some countries in which there is no copyright or trademark protection. As a result, it may be possible for unauthorized third parties to copy and distribute our branded products or certain portions or applications of our branded products, which could have a material adverse effect on our business, prospects, results of operations and financial condition. If we fail to register the appropriate copyrights, trademarks or our other efforts to protect relevant intellectual property prove to be inadequate, the value of the Eros name could be harmed, which could adversely affect our business and results of operations.

We may be unable to continue to use the domain names that we use in our business, or prevent third parties from acquiring and using domain names that infringe on, are similar to or otherwise decrease the value of our brand or our trademarks or service marks.

We have registered several domain names for websites that we use in our business, such as erosplc.com and erosentertainment.com, and although our Indian subsidiaries currently own over 50 registered trademarks, we have not obtained a registered trademark for any of our domain names. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration or any other cause, we may be forced to market our products under a new domain name, which could cause us to lose users of our websites, or to incur significant expense in order to purchase rights to such a domain name. In addition, our competitors and others could attempt to capitalize on our brand recognition by using domain names similar to ours. Domain names similar to ours have been registered in the United States, India and elsewhere. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to or otherwise decrease the value of our brand, trademarks or service marks. Protecting and enforcing our rights in our domain names may require litigation, which could result in substantial costs and diversion of management’s attention.

Litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Regardless of the validity or the success of the assertion of any claims, we could incur significant costs and diversion of resources in enforcing our intellectual property rights or in defending against such claims, which could have a material adverse effect on our business and results of operations. Our services and products could infringe upon the intellectual property rights of third parties.

Other parties, including our competitors, may hold or obtain patents, trademarks, copyright protection or other proprietary rights with respect to their previously developed films, characters, stories, themes and concepts or other entertainment, technology and software or other intellectual property of which we are unaware. In addition, the creative talent that we hire or use in our productions may not own all or any of the intellectual property that they represent they do, which may instead be held by third parties. Consequently, the film content that we produce and distribute or the software and technology we use may infringe the intellectual property rights of third parties, and we frequently have infringement claims asserted against us. Any claims or litigation, justified or not, could be time-consuming and costly, harm our reputation, require us to enter into royalty or licensing arrangements that may not be available on acceptable terms or at all or require us to undertake creative changes to our film content or source alternative content, software or technology. Where it is not possible to do so, claims may prevent us from producing and/or distributing certain film content and/or using certain technology or software in our operations. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our ability to remain competitive may be adversely affected by rapid technological changes and by an inability to access such technology.

The Indian film entertainment industry continues to undergo significant technological developments, including the ongoing transition from film to digital media. We may be unsuccessful in adopting new digital distribution methods or may lose market share to our competitors if the methods that we adopt are not as technologically sound, user-friendly, widely accessible or appealing to consumers as those adopted by our competitors. For example, our recently launched on-demand entertainment portal accessible via internet-enabled devices, Eros Now, may not be well-received by consumers. Further, advances in technologies or alternative methods of product delivery or storage, or changes in consumer behavior driven by these or other technologies, could have a negative effect on our home entertainment market in India. If we fail to successfully exploit digital and other emerging technologies, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

We are currently migrating to an SAP ERP system, which could substantially disrupt our business, and our failure to successfully integrate our IT systems across our international operations could result in substantial costs and diversion of resources and management attention.

We are currently in the process of migrating to an SAP ERP system to replace several of our existing IT systems. This migration may lead to unforeseen complications and expenses, and our failure to efficiently migrate our IT systems could substantially disrupt our business. The SAP ERP system will be implemented globally in our different office locations and will need to accommodate our multilingual operations, resulting in further difficulties in such implementation. Our failure to successfully integrate our IT systems across our international operations could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

The visual effects and animation industry is highly competitive, and if EyeQube is unable to compete successfully, we may experience an adverse effect on our business, prospects, financial condition and results of operations.

In 2007 we formed EyeQube, a visual special effects, or VFX, studio headquartered in Mumbai. The VFX industry is an intensely competitive sector of the Indian film entertainment industry. Multiple entities, including visual special effects companies, digital content production companies and animation studios, often bid to provide VFX services for the same feature film or cross platform advertising projects, which can be run on a variety of systems, and certain of these entities have greater resources than we do. In addition, large major motion picture studios have developed or acquired the capability to provide such services in house. Continuing technological advances may also significantly reduce barriers to entry and decrease production time for VFX services, providing an opportunity for new competitors and having a material adverse effect on our business, prospects, financial condition and results of operations.

We also rely on third party licenses for the software tools and techniques developed in the industry for the creation of cutting edge visual effects. These licenses may be unavailable or, if available and obtained, may not continue to be available on commercially reasonable terms, or at all. Furthermore, our competitors may develop, license or acquire software and other technology that is superior to ours, which could enable our competitors to produce films of a higher quality than ours, or at a lower cost. In order to remain competitive we could be required to incur the cost of upgrading our technology, and any failure to do so could have a material adverse effect on our business, prospects, financial condition and results of operations.

In addition, because EyeQube provides us with a competitive advantage with producers looking to partner with a company with VFX capabilities, if EyeQube is unable to compete successfully against current or future competitors in the visual effects or animation industry, we may be unsuccessful in attracting co-producers. Further, if EyeQube is unable to provide competitive VFX services for our co-productions, we may be forced to obtain VFX services from third parties in order to remain competitive with other producers and distributors.

The music industry is highly competitive and many of our competitors in the music industry focus more exclusively on music distribution and have greater resources than we have.

The music industry, including the market for music licensing and related services in the film and broadcast industry, is intensely competitive. Many companies focus exclusively on music distribution and have greater resources and a larger depth and breadth of catalog, distribution capabilities and current repertoire than we do. We expect competition to persist and to intensify as the markets for Indian music continue to develop and as additional competitors enter the Indian music industry. To remain competitive, we may be forced to reduce our prices and increase costs.

In addition, our agreements with EMI Publishing Ltd., or EMI, pursuant to which EMI acts as our sub-publisher outside of South Asia and we represent EMI’s catalog as sub-publisher of its catalog within India, may be terminated after December 31, 2012 (or, for certain rights under these agreements, at a later date), upon six months written notice by either party. If these agreements are terminated, our music publishing revenues could be adversely affected. Further, in November 2011, EMI’s shareholder announced an agreement to sell EMI to a consortium including one of our publishing competitors in the Indian market, and if the transaction receives the requisite regulatory approvals, this may impact the renewal of our EMI sub-publishing agreements within India.

Our business and activities are regulated by the Competition Act.

The Competition Act of India, 2002, as amended, or the Competition Act, seeks to prevent practices that could have an appreciable adverse effect on competition in the relevant market in India. Under the Competition Act, any arrangement, understanding or action between enterprises, whether formal or informal, which causes or is likely to cause an appreciable adverse effect on competition is void and will be subject to substantial penalties. Any agreement that directly or indirectly determines purchase or sale prices, limits or controls production, or creates market sharing by way of geographical area or number of customers in the market is presumed to have an appreciable adverse effect on competition. Provisions relating to the regulation of certain acquisitions, mergers or amalgamations which have or are likely to have an appreciable adverse effect on competition and regulations issued by the Competition Commission of India with respect to notification requirements for such combinations were effective June 1, 2011.

The effect of the new regulations under the Competition Act on the business environment in India is unclear. If we or any member of our group, including Eros India, are further affected, directly or indirectly, by the application or interpretation of any provision of the Competition Act, or any enforcement proceedings initiated by, or claims made to the Competition Commission of India or any other similar authority, our business, results of operations and reputation may be materially and adversely affected. For a discussion of Competition Commission actions, see “Business—Litigation.”

Our financial condition and results of operations fluctuate from period to period due to film release schedules and other factors and may not be indicative of results for future periods.

Our financial condition and results of operations for any period fluctuate due to film release schedules in that period, none of which we can predict with reasonable certainty. Theater attendance in India has traditionally been highest during school holidays, national holidays and during festivals, and we typically aim to release big-budget films at these times. This timing of releases also takes account of competitor film releases, Indian Premier League cricket matches and the timing dictated by the film production process. As a result, our quarterly results can vary from one year to the next, and the results of one quarter are not necessarily indicative of results for the next or any future quarter. Additionally, the distribution window for the theatrical release of films, and the window between the theatrical release and distribution in other channels, have each been compressing in recent years and may continue to change. Further shortening of these periods could adversely impact our revenues if consumers opt to view a film on one distribution platform over another, resulting in the cannibalizing of revenues across distribution platforms. Additionally, because our revenue and operating results are seasonal in nature due to the impact of the timing of new releases, our revenue and operating results may fluctuate from period to period, and which could have a material adverse effect on our business, prospects, results of operations, financial condition and cash flows.

Our accounting practices and management judgments may accentuate fluctuations in our annual and quarterly operating results and may not be comparable to other film entertainment companies.

For first release film content, we use a stepped method of amortization and a first twelve months amortization rate based on management’s judgment taking into account historic and expected performance, writing off a significant portion of the capitalized cost for such films in the first 12 months of their initial commercial exploitation, and then the balance over the lesser of the term of the rights held by us and nine years. Similar management judgment taking into account historic and expected performance is used to apply a stepped method of amortization on a quarterly basis within the first 12 months, writing off a significant portion of the capitalized cost in the quarter of theatrical release and the subsequent quarter. In fiscal 2009 and prior fiscal years, the balance of capitalized film content costs were amortized over a maximum of four years rather than nine. In the case of film content that we acquire after its initial exploitation, commonly referred to as catalog, amortization is spread evenly over the lesser of ten years after our acquisition or our license period. At least annually, we review film and content rights for indications of impairment in accordance with IAS 36: Impairment of Assets.

Management applies this method by using its judgment to write down the capitalized cost of film content during its first 12 months of commercial exploitation and in line with the expected revenues arising from film content over its estimated useful life.

If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.

Upon the completion of this offering, we will become a public company in the United States that is or will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a report from management on our internal control over financial reporting in our Annual Report on Form 20-F beginning as early as our annual report for the fiscal year ending March 31, 2013. In addition, our independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal control over financial reporting. Our management may conclude that our internal controls are not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may disagree and may decline to attest to our management’s assessment or may issue an adverse opinion. In preparing our consolidated financial statements included elsewhere in this prospectus, significant deficiencies in our internal control over financial reporting were identified in fiscal 2009, fiscal 2010 and fiscal 2011, and material weakness in our internal control over financial reporting were identified in fiscal 2009 and fiscal 2010. If we fail to remedy the weaknesses identified in fiscal 2011 or identify additional control deficiencies as a result of the assessment process, we may be unable to conclude that we have effective internal controls over financial reporting, which are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our A ordinary shares.

Our revenue is subject to significant variation based on the timing of certain licenses and contracts we enter into that may account for a large portion of our revenue in the period in which it is completed, which could adversely affect our operating results.

From time to time, we license film content rights to a group of films pursuant to a single license that constitutes a large portion of our revenue for the fiscal year in which the revenue from the license is recognized. For example, in 2011, we licensed a large portion of our television syndication rights to Dhrishti Creations Pvt. Limited, or Dhrishti, which sale accounted for 23.0% of our revenue for fiscal 2011. In the nine months ended December 31, 2011 and fiscal years ended March 31, 2010 and 2009, however, we did not depend on any single customer for more than 10% of our revenue. The timing and size of similar licenses subjects our revenue to uncertainties and variability from period to period, which could adversely affect our operating results. We expect that we will continue to enter into licenses with customers that may represent a significant concentration of our revenues for the applicable period and we cannot guarantee that these revenues will recur.

We have entered into certain related party transactions and may continue to rely on our founders for certain key development and support activities.

We have entered, and may continue to enter, into transactions with related parties. We also rely on the Founders Group, which consists of Beech Investments, Arjan Lulla, Kishore Lulla, Vijay Ahuja and Sunil Lulla and associates and enterprises controlled by certain of our directors and key management personnel for certain key development and support activities. While we believe that the Founders Group’s interests are aligned with our own, such transactions may not have been entered into on an arm’s-length basis, and we may have achieved more favorable terms had such transactions been entered into with unrelated parties. If future transactions with related parties are not entered into on an arm’s-length basis, our business may be materially harmed. Further, because certain members of the Founders Group are controlling shareholders of or have significant influence on both us and our related parties, conflicts of interest may arise in relation to dealings between us and our related parties and may not be resolved in our favor. For further information, see “Certain Relationships and Related Party Transactions.”

We may encounter operational and other problems relating to the operations of our subsidiaries, including as a result of restrictions in our current shareholder agreements.

We operate several of our businesses through subsidiaries. Our financial condition and results of operations significantly depend on the performance of our subsidiaries and the income we receive from them. Our business may be adversely affected if our ability to exercise effective control over our non-wholly owned subsidiaries is diminished in any way. Although we control these subsidiaries through direct or indirect ownership of a majority equity interest or the ability to appoint the majority of the directors on the boards of such companies, unanimous board approval is required for major decisions relating to certain of these subsidiaries. To the extent there are disagreements between us and our various minority shareholders regarding the business and operations of our non-wholly owned subsidiaries, we may be unable to resolve them in a manner that will be satisfactory to us. Our minority shareholders may:

•	be unable or unwilling to fulfill their obligations, whether of a financial nature or otherwise;

•	have economic or business interests or goals that are inconsistent with ours;

•	take actions contrary to our instructions, policies or objectives;

•	take actions that are not acceptable to regulatory authorities;

•	have financial difficulties; or

•	have disputes with us.

Any of these actions could have a material adverse effect on our business, prospects, financial condition and results of operations.

Additionally, we have entered into shareholder agreements with the minority shareholders of two of our non-wholly-owned subsidiaries, Big Screen Entertainment and Ayngaran, and may enter into similar agreements. These agreements contain various restrictions on our rights in relation to these entities, including restrictions in relation to the transfer of shares, rights of first refusal, put options, reserved board matters and non-solicitation of employees by us. We may also face operational limitations due to restrictive covenants in such shareholders agreements. In addition, under the terms of our shareholder agreement in relation to Big Screen Entertainment, disputes between partners are required to be submitted to arbitration in Mumbai, India. These restrictions in our current shareholder agreements, and any restrictions of a similar or more onerous nature in any new or amended agreements into which we may enter, may limit our control of the relevant subsidiary or our ability to achieve our business objectives, as well as limiting our ability to realize value from our equity interests, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Some of the parties to the shareholder agreements are companies that have duties to their own shareholders, and the interests of these shareholders with respect to the operation of Big Screen Entertainment and Ayngaran may not be aligned with the interests of Eros shareholders. As a result, although we own a majority of the ownership interest in each of Big Screen Entertainment and Ayngaran, taking actions that require approval of the minority shareholders (or their representative directors), such as entering into related party transactions, selling material assets and entering into material contracts, may be more difficult to accomplish.

We depend on the services of senior management.

We have, over time, built a strong team of experienced professionals on whom we depend to oversee the operations and growth of our businesses. We believe that our success substantially depends on the experience and expertise of, and the longstanding relationships with key talent and other industry participants built by, our senior management. Any loss of our senior management, such as the departure of our former Chief Executive Officer in 2010, any conflict of interest that may arise for such management or the inability to recruit further senior managers could impede our growth by impairing our day-to-day operations and hindering development of our business and our ability to develop, maintain and expand relationships, which would have a material adverse effect on our business, prospects, financial condition and results of operations. Since late 2011, we have experienced additions to our senior management team, and our success depends in part on our ability to successfully integrate these new employees into our organization. In the past year, we hired Ricky Ghai as Chief Executive Officer of Eros Digital and Sean Hanafin as Chief Corporate & Strategy Officer, and appointed two new directors, one effective upon consummation of this offering, and we anticipate hiring additional senior management in connection with the expansion of our digital business. While some of our senior management have entered into employment agreements that contain non-competition and non-solicitation provisions, these agreements may not be enforceable in the Isle of Man, India or the United Kingdom, whose laws govern these agreements or where our members of senior management reside. Even if enforceable, these non-competition and non-solicitation provisions are for limited time periods.

Some viewers or civil society organizations may find our film content objectionable.

Some viewers or civil society organizations in India or other countries may object to film content produced or distributed by us based on religious, political, ideological or any other positions held by such viewers. This applies in particular, to content that is graphic in nature, including violent or romantic scenes and films that are politically oriented or targeted at a segment of the film audience. Viewers or civil society organizations, including interest groups, political parties, religious or other organizations may assert legal claims, seek to ban the exhibition of our films, protest against us or our films or object in a variety of other ways. Any of the foregoing could harm our reputation and could have a material adverse effect on our business, prospects, financial condition and results of operations. The film content that we produce and distribute could result in claims being asserted, prosecuted or threatened against us based on a variety of grounds, including defamation, offending religious sentiments, invasion of privacy, negligence, obscenity or facilitating illegal activities, any of which could have a material adverse effect on our business, prospects, financial condition or results of operations.

Our films are required to be certified in India by the Central Board of Film Certification.

Pursuant to the Indian Cinematograph Act, 1952, or the Cinematograph Act, films must be certified for adult viewing or general viewing in India by the Central Board of Film Certification, or CBFC, which looks at factors such as the interest of sovereignty, integrity and security of the relevant country, friendly relations with foreign states, public order and morality. There may be similar requirements in the United Kingdom, Canada and Australia, among other jurisdictions. We may be unable to obtain the desired certification for each of our films and we may have to modify the title, content, characters, storylines, themes or concepts of a given film in order to obtain any certification or a desired certification for broadcast release that will facilitate distribution and exploitation of the film. Any modification or receipt of an undesirable certification could reduce the appeal of any affected film to our target audience and reduce our revenues from that film, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

Litigation and negative claims about us or the Indian film entertainment industry generally could have a material adverse impact on our reputation, our relationship with distributors and co-producers and our business operations.

We and certain of our directors and officers are subject to various legal proceedings in India. In addition, there have been certain public allegations made against the Indian film entertainment industry generally, as well as against certain of the entities and individuals currently active in the industry about purported links to organized crime and other negative associations. As our success in the Indian film industry partially depends on our ability to maintain our brand image and corporate reputation, in particular in relation to our dealings with creative talent, co-producers, distributors and exhibitors, any such proceedings or allegations, public or private, whether or not routine or justified, could tarnish our reputation and cause creative talent, co-producers, distributors and exhibitors not to work with us. In addition, the nature of our business and our reliance on intellectual property and other proprietary rights subjects us to the risk of significant litigation. Litigation, or even the threat of litigation, can be expensive, lengthy and disruptive to normal business operations, and the results of litigation are inherently uncertain and may result in adverse rulings or decisions. We may enter into settlements or be subject to judgments that may, individually or in the aggregate, have a material adverse effect on our business, prospects, financial condition or results of operations.

A downturn in the Indian and international economies or instability in financial markets, including increased Indian price inflation, could materially and adversely affect our results of operations and financial condition.

Global economic conditions may negatively impact consumer spending. Prolonged negative trends in the global or local economies can adversely affect consumer spending and demand for our films and may shift consumer demand away from the entertainment we offer. Any decline in attendance at theaters will reduce the revenues we generate from this channel, from which a significant proportion of our revenues are derived. If the general economic downturn continues to affect the countries in which we distribute our films, in particular in India, discretionary consumer spending may be adversely affected, which would have an adverse impact on demand for our theater, television and digital distribution channels. Further, a sustained decline in economic conditions could result in closure or downsizing by, or otherwise adversely impact, industry participants on whom we rely for content sourcing and distribution. Any decline in demand for our content could have a material adverse effect on our business, prospects, financial condition and results of operations. In addition global financial turmoil has negatively affected the Indian financial markets. Continued financial disruptions may limit our ability to obtain financing for our films. For example, any adverse revisions to India’s credit ratings for domestic and international debt by domestic or international rating agencies may adversely impact our ability to raise additional financing and the interest rates and other commercial terms at which such additional financing is available. Any such event could have a material adverse effect on our business, prospects, financial condition and results of operations. India has recently experienced fluctuating wholesale price inflation compared to historical levels. An increase in inflation in India could cause a rise in the price of wages, particularly for Indian film talent, or any other expenses that we incur. If this trend continues, we may be unable to accurately estimate or control our costs of production. Because it is unlikely we would be able to pass all of our increased costs on to our customers, this could have a material adverse effect on our business, prospects, financial condition and results of operations.

Fluctuation in the value of the Indian Rupee against foreign currencies could materially and adversely affect our results of operations, financial condition and ability to service our debt.

While a significant portion of our revenues are denominated in Indian Rupees, certain contracts for our film content are or may be denominated in foreign currencies. Additionally, we report our financial results in U.S. dollars and most of our debt is denominated in U.S. dollars. Any fluctuation in the value of the Indian Rupee against these currencies, or any other currency, such as the approximately 15.8% drop in value in the average value of the Indian Rupee as compared to the U.S. dollar over the last six months of 2011, will affect the Indian Rupee value of our revenues in cases of revenues that are received in foreign currencies, which could have a material adverse effect on our business, prospects, financial condition and results of operations and thus affect the market price of our ordinary shares in the U.S.

Further, a majority of our debt is denominated in U.S. dollars, and we may not generate sufficient revenue in U.S. dollars to service all of our U.S. dollar-denominated debt. Consequently, we may be required to use revenues generated in Indian Rupees to service our U.S. dollar-denominated debt. Any devaluation or depreciation in the value of the Indian Rupee, compared to the U.S. dollar, could adversely affect our ability to service our debt. See “Exchange Rates” for historical exchange rates between Indian Rupees and U.S. dollars.

Although we have not historically done so, we may, from time to time, seek to reduce the effect of exchange rate fluctuations on our operating results by purchasing derivative instruments such as foreign exchange forward contracts to cover our intercompany indebtedness or outstanding receivables. However, we may not be able to purchase contracts to insulate ourselves adequately from foreign currency exchange risks. In addition, any such contracts may not perform effectively as a hedging mechanism. See “Exchange Rates” and “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk.”

Our performance in India is linked to the stability of its policies, including taxation policy, and the political situation.

The role of Indian central and state governments in the Indian economy has been and remains significant. Since 1991, India’s government has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. The rate of economic liberalization could change, and specific laws and policies affecting companies in the media and entertainment sector, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could disrupt business and economic conditions in India and thereby affect our business.

Taxes generally are levied on a state-by-state basis for the Indian film industry. Recently, there has been interest in rationalizing the industry’s taxes by instituting a uniform set of entertainment taxes administered by the Indian government. Such changes may increase our tax rate, which could adversely affect our financial condition and results of operations. Furthermore, in certain states, theater multiplexes have enjoyed entertainment tax benefits that may be disrupted or discontinued if India moves to a uniform entertainment tax system. This could slow the construction of new multiplexes which is projected to be a key driving force for the growth of the Indian film industry according to the FICCI Report 2012. Separately, there are certain deductions available to film producers for expenditures on production of feature films released during a given year. These tax benefits may be discontinued and impact current and deferred tax liabilities. In addition, the government of India has issued and may continue to issue tariff orders setting ceiling prices for distribution of content on cable television service charges in India. Such tariff orders could place pricing pressures on cable television service providers and broadcasters, which may, among other things, restrict the ability and willingness of cable television broadcasters in India to pay for content acquisition, including for our films. Any of the foregoing could have a material adverse effect on our business, prospects, financial condition and results of operations.

Natural disasters, epidemics, terrorist attacks and other acts of violence or war could adversely affect the financial markets, result in a loss of business confidence and adversely affect our business, prospects, financial condition and results of operations.

Numerous countries, including India, have recently experienced community disturbances, strikes, terrorist attacks, riots, epidemics and natural disasters. These acts and occurrences may result in a loss of business confidence and could cause a temporary suspension of our operations if, for example, local authorities closed theaters and could have an adverse effect on the financial markets and economies of India and other countries. Such closures have previously and could in the future impact our ability to exhibit our films and have a material adverse effect on our business, prospects, financial condition and results of operations. In addition, travel restrictions as a result of such events may interrupt our marketing and distribution efforts and have an adverse impact on our ability to operate effectively.

Our insurance coverage may be inadequate to satisfy future claims against us.

While we believe that we have adequately insured our operations and property in a way that we believe is customary in the Indian film entertainment industry and in amounts that we believe to be commercially appropriate, we may become subject to liabilities against which we are not adequately insured or against which we cannot be insured, including losses suffered that are not easily quantifiable and cause severe damage to our reputation. Film bonding, which is a customary practice for U.S. film companies, is rarely used in India. Even if a claim is made under an existing insurance policy, due to exclusions and limitations on coverage, we may not be able to successfully assert our claim for any liability or loss under such insurance policy.

In addition, in the future, we may not be able to maintain insurance of the types or in the amounts that we deem necessary or adequate or at premiums that we consider appropriate. The occurrence of an event for which we are not adequately or sufficiently insured, the successful assertion of one or more large claims against us that exceed available insurance coverage, the successful assertion of claims against our co-producers, or changes in our insurance policies could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our Indian subsidiary, Eros India, from which we derive a substantial portion of our revenues, is publicly listed and we may lose our ability to control its activities.

Our Indian subsidiary, Eros India, from which we derive a substantial portion of our revenues, is publicly listed on the Indian stock exchanges. As such, under Indian law, minority stockholders have certain rights and protections against oppression and mismanagement. Further, we own approximately 77.8% of this entity, and will be required by Indian law to reduce our ownership interest to 75.0% by June 2013. Over time, we may lose control over its activities and, consequently, lose our ability to consolidate its revenues.

Dividend distributions by our subsidiaries are subject to certain limitations under local laws, including Indian and Dubai law.

As a holding company, we rely on funds from our subsidiaries to satisfy our obligations. Dividend payments by our subsidiaries, including Eros India and Eros Worldwide FZ-LLC, or Eros Worldwide, are subject to certain limitations under local laws. For example, under Indian law, dividends other than in cash are not permitted and cash dividends are only permitted to be paid out of distributable profits. Dubai law imposes similar limitations on dividend payments. An Indian company paying dividends is also liable to pay dividend distribution tax at an effective rate 16.6%, including cess (additional Indian education tax) and surcharges.

The Relationship Agreement with our subsidiaries may not reflect market standard terms that would have resulted from arm’s length negotiations among unaffiliated third parties and may include terms that may not be obtained from future negotiations with unaffiliated third parties.

The 2009 Relationship Agreement among Eros India, Eros Worldwide and us, or the Relationship Agreement, exclusively assigns to Eros Worldwide certain intellectual property rights and all distribution rights for Indian films (other than Tamil films) held by Eros India or any of its subsidiaries other than the Ayngaran Group, or the Eros India Group, in all territories other than India, Nepal and Bhutan, the rights for which are retained by Eros India and its subsidiaries. In return, Eros Worldwide provides a lump sum minimum guarantee fee for each assigned film to the Eros India Group plus certain additional contingent amounts. The Relationship Agreement may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties, and our future operating results may be negatively affected if we do not receive terms as favorable in future negotiations with unaffiliated third parties. Further, as we do not own 100% of Eros India, we may lose control over its activities and, consequently, our ability to ensure its continued performance under the Relationship Agreement.

Although our tax and transfer pricing methodology are audited annually by our Indian auditors as part of our statutory audits, the transfer pricing arrangements in the Relationship Agreement are not binding on the applicable taxing authorities, and may be subject to scrutiny by such taxing authorities. Accordingly, there may be material and adverse tax consequences if the applicable taxing authorities challenge these arrangements, and they may adjust our income and expenses for tax purposes for both present and prior tax years, and assess interest on the adjusted but unpaid taxes.

Our indebtedness could adversely affect our operations, including our ability to perform our obligations, fund working capital and pay dividends.

As of December 31, 2011, we had approximately $228.6 million of borrowings outstanding and the ability to borrow an additional $16.2 million under our existing debt instruments. We may also be able to incur substantial additional indebtedness.

Our indebtedness could have important consequences to you, including the following:

•	we could have difficulty satisfying our debt obligations, and if we fail to comply with these requirements, an event of default could result;

•

we may be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, thereby reducing the cash flow available to fund working capital, capital expenditures and other general corporate activities or to pay dividends;

•	covenants relating to our indebtedness may restrict our ability to make distributions to our shareholders;

•

covenants relating to our indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities, which may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•

our lenders are able to require us to repay certain secured loans to each of Eros India, Eros Films and Eros International Limited prior to their maturity, which as of December 31, 2011, represented $4.5 million of the outstanding indebtedness of Eros India, $0.8 million of the outstanding indebtedness of Eros Films and $18.5 million of the outstanding indebtedness of Eros International Limited;

•

certain Eros India loan agreements are currently being considered for their annual renewal, and until these renewals are obtained, the lenders under these loan agreements may at any time require repayment of amounts outstanding, which as of December 31, 2011, totaled $10.4 million, including the $4.5 million outstanding under the aforementioned Eros India secured loan;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be placed at a competitive disadvantage compared to our competitors with less debt; and

•	we may have difficulty repaying or refinancing our obligations under our senior credit facilities on their respective maturity dates

If any of these consequences occur, our financial condition, results of operations and ability to pay dividends could be adversely affected. This, in turn, could negatively affect the market price of our ordinary shares, and we may need to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all.

We face risks relating to the international distribution of our films and related products.

We derived approximately 34.2% of our fiscal 2011 net revenues, and 33.3% of our revenues for the nine months ended December 31, 2011, from the exploitation of our films in territories outside of India. Accordingly, our business is subject to risks inherent in international trade, many of which are beyond our control. These risks include:

•	fluctuating foreign exchange rates;

•	laws and policies affecting trade, investment and taxes, including laws and policies relating to the repatriation of funds and withholding taxes and changes in these laws;

•	differing cultural tastes and attitudes, including varied censorship laws;

•	differing degrees of protection for intellectual property;

•	financial instability and increased market concentration of buyers in other markets;

•	the increased difficulty of collecting trade receivables across multiple jurisdictions;

•	the instability of other economies and governments; and

•	war and acts of terrorism.

Events or developments related to these and other risks associated with international trade could adversely affect our revenues from non-Indian sources, which could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may pursue acquisition opportunities, which could subject us to considerable business and financial risk.

We evaluate potential acquisitions of complementary businesses on an ongoing basis and may from time to time pursue acquisition opportunities. We may not be successful in identifying acquisition opportunities, assessing the value, strengths and weaknesses of these opportunities or consummating acquisitions on acceptable terms. Future acquisitions may result in near term dilution to earnings, including potentially dilutive issuances of equity securities or issuances of debt. Acquisitions may expose us to particular business and financial risks that include, but are not limited to:

•	diverting of financial and management resources from existing operations;

•	incurring indebtedness and assuming additional liabilities, known and unknown, including liabilities relating to the use of intellectual property we acquire;

•	incurring significant additional capital expenditures, transaction and operating expenses and non-recurring acquisition-related charges;

•	experiencing an adverse impact on our earnings from the amortization or impairment of acquired goodwill and other intangible assets;

•	failing to successfully integrate the operations and personnel of the acquired businesses;

•	entering new markets or marketing new products with which we are not entirely familiar; and

•	failing to retain key personnel of, vendors to and clients of the acquired businesses.

For example, we anticipate that on or after April 24, 2012, we will enter into a definitive agreement to acquire control of 100% of B4U Television Network, or B4U. B4U distributes Indian film content via B4U Movies, a premium digital movie channel, and B4U Music, a premium digital music channel that distributes mainly Bollywood music content. To operate the B4U business, a permission from the Ministry of Information and Broadcasting, or MIB, of the Government of India, or GoI, is required, and we may be unable to obtain or maintain such permission or any other required regulatory approvals in connection with the acquisition. We have no experience operating a television network or music channel and our entry into this business will require us to expand beyond our core expertise, placing additional demands on senior management, requiring substantial financial, technical, managerial and other resources and increasing the overall operating complexity of our business. Our failure to maintain B4U’s long-term agreements on terms that are no less favorable than the terms of B4U’s current relationships, or at all, or to establish and capitalize on new long-term relationships, could harm the B4U business. We may not be able to integrate successfully the additional personnel, operations or acquired technology into our business, and key personnel of B4U may not remain at B4U and we may be unable to maintain or increase B4U’s subscriber base from which it derives a substantial portion of its revenue. Furthermore, even if we are successful in integrating B4U, expected synergies and cost savings may not materialize, resulting in lower than expected profit margins or even losses.

If we are unable to address the risks associated with acquisitions, or if we encounter expenses, difficulties, complications or delays frequently encountered in connection with the integration of acquired entities and the expansion of operations, we may fail to achieve acquisition synergies and may be required to focus resources on integration of operations rather than on our primary business activities. In addition, future acquisitions could result in potentially dilutive issuances of our A ordinary shares, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition.

Risks Related to our A Ordinary Shares and this Offering

There has been no prior public market in the United States for our A ordinary shares, and an active, liquid and orderly trading market for our A ordinary shares may not develop or be maintained in the United States, which could limit your ability to sell shares of our A ordinary shares.

There has been no public market in the United States for our A ordinary shares prior to this offering. Although we have applied to list our A ordinary shares on the NYSE, an active U.S. public market for our shares may not develop or be sustained after this offering. If an active market does not develop, you may experience difficulty selling the A ordinary shares that you purchase in this offering. The initial public offering price for our A ordinary shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of the market price at which our A ordinary shares will trade after this offering. In particular, you may be unable to resell your A ordinary shares at or above the initial public offering price.

Our A ordinary share price may be highly volatile after the offering and, as a result, you could lose a significant portion or all of your investment or we could become subject to securities class action litigation.

Since 2006, our ordinary shares have been admitted on AIM. The trading price of our ordinary shares on AIM has been highly volatile. For example, the highest price that our ordinary shares traded in the period beginning April 1, 2008 and ending April 16, 2012 was $19.68 and the lowest price was $2.25. We anticipate our shareholders will approve a resolution authorizing us to cancel admission of our ordinary shares from AIM as soon as practicable following the listing of our A ordinary shares on the NYSE. The market price of the A ordinary shares on the NYSE may fluctuate after listing as a result of several factors, including the following:

•	variations in our quarterly operating results;

•	volatility in our industry, the industries of our customers and the global securities markets;

•	risks relating to our business and industry, including those discussed above;

•	strategic actions by us or our competitors;

•	adverse judgments or settlements obligating us to pay damages;

•	actual or expected changes in our growth rates or our competitors’ growth rates;

•	investor perception of us, the industry in which we operate, the investment opportunity associated with the A ordinary shares and our future performance;

•	adverse media reports about us or our directors and officers;

•	addition or departure of our executive officers;

•	changes in financial estimates or publication of research reports by analysts regarding our A ordinary shares, other comparable companies or our industry generally;

•	trading volume of our A ordinary shares;

•	sales of our ordinary shares by us or our shareholders;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; or

•	the release or expiration of lock-up or other transfer restrictions on our outstanding A ordinary shares.

Furthermore, the stock markets recently have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of ordinary shares to decline. If the market price of our A ordinary shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may become the target of this type of litigation. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

As a new investor, you will incur immediate and substantial dilution.

The initial public offering price of our A ordinary shares is substantially higher than the net tangible book value per share of our A ordinary shares immediately after this offering. Therefore, if you purchase our A ordinary shares in this offering, you will incur an immediate dilution of $             in net tangible book value per ordinary share from the price you paid, based on a public offering price of $             per share of our A ordinary shares. The exercise of outstanding stock options will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

Additional equity issuances will dilute your holdings, and sales by the Founders Group could adversely affect the market price of our A ordinary shares.

Upon completion of this offering, we will have an issued share capital of              ordinary shares, including              A ordinary shares. All A ordinary shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All remaining B ordinary shares outstanding after this offering and certain A ordinary shares will be available for sale upon the expiration of certain lock-up arrangements entered into between us, the underwriters and other shareholders as further described under “Underwriting” and “Shares Eligible for Future Sale.” In addition, A ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. Sales of a large number of our A ordinary shares by the Founders Group could adversely affect the market price of our A ordinary shares. Similarly, the perception that any such primary or secondary sale may occur could adversely affect the market price of our A ordinary shares. Any future issuance of our A ordinary shares by us may dilute your shareholdings as well as the holdings of our existing shareholders, causing the market price of our A ordinary shares to decline. For example, in connection with our expected acquisition of B4U, in partial payment of the purchase price, we have the option to issue on or around the B4U acquisition closing and on each of the first and second anniversary of the B4U acquisition closing up to an aggregate of approximately $26.5 million of A ordinary shares based on the daily weighted-average market price for our A ordinary shares on the NYSE for the 12 months preceding the relevant anniversary date (or, where the A ordinary shares have been trading on the NYSE for a shorter period, for such shorter period). In addition, any perception by potential investors that such issuances or sales might occur could also affect the trading price of our A ordinary shares.

The Founders Group, which includes our Chairman and Chief Executive Officer Kishore Lulla, will continue to hold a substantial interest after the offering and through the voting rights afforded to our B ordinary shares and held by the Founders Group, will continue to have the ability to exercise a controlling influence over our business, which will limit your ability to influence corporate matters.

After our offering, our B ordinary shares will have ten votes per share and our A ordinary shares, which are the ordinary shares we are selling in this offering, will have one vote per share. We anticipate that the Founders Group will collectively own approximately     % of our issued share capital in the form of              A ordinary shares, representing approximately     % of the voting power of our outstanding ordinary shares, and     % of our B ordinary shares, representing approximately     % of the voting power of our outstanding ordinary shares, assuming the underwriters do not exercise their overallotment option to purchase additional A ordinary shares. Due to the disparate voting powers attached to our two classes of ordinary shares, the Founders Group will continue to have significant influence over management and affairs and over all matters requiring shareholder approval, including our management and policies and the election of our directors and senior management, the approval of lending and investment policies, revenue budgets, capital expenditure, dividend policy, significant corporate transactions, such as a merger or other sale of our company or its assets and strategic acquisitions, for the foreseeable future. In addition, because of this dual class structure, the Founders Group will continue to be able to control all matters submitted to our shareholders for approval even if they come to own less than     % of the outstanding ordinary shares, although all B ordinary shares held by the Founders Group will automatically convert into A ordinary shares on a one-for-one basis at such time that the B ordinary shares in issue constitutes less than 10% of the aggregate number of A ordinary shares and B ordinary shares in issue.

This concentrated control could delay, defer or prevent a change in control of our company, impede a merger, consolidation, takeover or other business combination involving our company, or discourage a potential acquirer from making a tender offer, initiating a potential merger or takeover or otherwise attempting to obtain control of the Company even though other holders of A ordinary shares may view a change in control as beneficial. Many of our directors and senior management also serve as directors of, or are employed by, our affiliated companies, and we cannot guarantee that any conflicts of interest will be resolved in our favor. As a result of these factors, members of the Founders Group may influence our material policies in a manner that could conflict with the interests of the Company’s shareholders. As a result, the market price of our A ordinary shares could be adversely affected.

We will incur increased costs as a result of being a U.S. public company.

As a U.S. public company, we will incur significant legal, accounting and other expenses that we did not incur previously. We will incur costs associated with our U.S. public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act as well as new rules implemented by the Securities and Exchange Commission, or the SEC, and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

As a foreign private issuer, we are subject to different U.S. securities laws and NYSE governance standards than domestic U.S. issuers. This may afford less protection to holders of our A ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act. Although we intend to report quarterly financial results and report certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required under U.S. filings. In addition, we are exempt from the Section 14 proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Securities Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions. For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of our A ordinary shares. The periodic disclosure required of foreign private issuers is more limited than that required of domestic U.S. issuers and there may therefore be less publicly available information about us than is regularly published by or about U.S. public companies. See “Where You Can Find More Information.”

As a foreign private issuer, we will be exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer, including the requirement that a majority of our board of directors consist of independent directors. Although upon our listing on the NYSE we will be in compliance with the current NYSE corporate governance requirements imposed on U.S. issuers, including with respect to the composition of our board, our charter does not require that we meet these requirements. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the NYSE rules as shareholders of companies that do not have such exemptions. It is also possible that the significant ownership interest of the Founders Group could adversely affect investor perception of our corporate governance.

You may be subject to Indian taxes on income arising through the sale of our A ordinary shares.

Proposed changes to the Indian Income Tax Act, 1961, as amended, provide that income arising directly or indirectly through the sale of a capital asset, including shares of a company incorporated outside of India, will be subject to tax in India, if such shares derive indirectly or directly their value substantially from assets located in India and whether or not the seller of such shares has a residence, place of business, business connection, or any other presence in India. The term “substantially” has not been defined under the proposed changes. Further, the applicability and implications of the proposed changes are largely unclear. If these proposed changes to the Indian Income Tax Act, 1961, as amended, become effective, and if the Indian tax authorities determine that our A ordinary shares derive their value substantially from assets located in India, you may be subject to Indian income taxes on the income arising directly or indirectly through the sale of our A ordinary shares. For additional information, see “Material Tax Considerations—Summary of Material Indian Tax Considerations.”

We are an Isle of Man company and, because judicial precedent regarding the rights of shareholders is more limited under Isle of Man law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our constitution is set out in our articles of association, and we are subject to the Isle of Man Companies Act 2006, as amended, or the 2006 Act, and Isle of Man common law. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Isle of Man law are to an extent governed by the common law of the Isle of Man. The common law of the Isle of Man is derived in part from comparatively limited judicial precedent in the Isle of Man as well as from English common law, which has persuasive, but not binding, authority on a court in the Isle of Man. The rights of our shareholders and the fiduciary responsibilities of our directors under Isle of Man law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Isle of Man has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Isle of Man. Furthermore, shareholders of Isle of Man companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. company.

Our board of directors may determine that you meet the criteria of a “prohibited person” and subject your shares to forced divestiture.

Our articles of association permit our board of directors to determine that any person owning shares (directly or beneficially) constitutes a “prohibited person” and is not qualified to own shares if such person is in breach of any law or requirement of any country and, as determined solely by our board of directors, such ownership would cause a pecuniary or tax disadvantage to us, another shareholder or holders of our other securities. If our board of directors determines that you meet the above criteria of a “prohibited person,” they may direct you to transfer all A ordinary shares you own to another person. Under the provisions of our articles of association, such a determination by our board of directors would be conclusive and binding on you. If our board of directors directs you to transfer all A ordinary shares you own, you may recognize taxable gain or loss on the transfer. See “Material Tax Considerations—Summary of Material United States Federal Income Tax

Considerations—Sale or Other Disposition of A Ordinary Shares” for a more detailed description of the tax consequences of a sale or exchange or other taxable disposition of your A ordinary shares.

Judgments obtained against us by our shareholders may not be enforceable.

We are an Isle of Man company and substantially all of our assets are located outside of the United States. A substantial part of our current operations are conducted in India. In addition, substantially all of our directors and executive officers are nationals and residents of countries other than the United States and we believe that a substantial portion of the assets of these persons may be located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Moreover, there is uncertainty as to whether the courts of the Isle of Man or India would recognize or enforce judgments of United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, there is uncertainty as to whether such Isle of Man or Indian courts would be competent to hear original actions brought in the Isle of Man or in India against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.”

We have not determined a specific use for a portion of our net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of our net proceeds of this offering and intend to use them for general corporate purposes. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase the market price of our A ordinary shares. The net proceeds from this offering may also be placed in investments that do not produce income or lose value.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, our share price and trading volume could decline.

The trading market for our ordinary shares will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of our company, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for our ordinary shares would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade our ordinary shares or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our ordinary shares could decrease, which might cause our share price and trading volume to decline.

We do not currently intend to pay dividends on our ordinary shares. Our ability to pay dividends in the future will depend upon satisfaction of the 2006 Act solvency test, future earnings, financial condition, cash flows, working capital requirements and capital expenditures.

We currently intend to retain any future earnings and do not expect to pay dividends on our ordinary shares. The amount of our future dividend payments, if any, will depend upon our satisfaction of the solvency test contained in the 2006 Act, our future earnings, financial condition, cash flows, working capital requirements and capital expenditures. The 2006 Act provides that a company satisfies the solvency test if it is able to pay its debts as they become due in the normal course of the company’s business and where the value of the company’s assets exceeds the value of its liabilities. There can be no assurance that we will be able to pay dividends. Additionally, we may be restricted by the terms of any future debt financing in relation to the payment of dividends.

We may be classified as a passive foreign investment company, or PFIC, under United States tax law, which could result in adverse United States federal income tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, we do not believe we will be a PFIC for our taxable year ending December 31, 2012 and we do not expect to become one in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC for any taxable year is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either:

•	75% or more of our gross income in a taxable year is passive income, or

•	50% or more of the average quarterly value of our gross assets in a taxable year is attributable to assets that produce passive income or are held for the production of passive income.

The calculation of the value of our assets will be based, in part, on the then market value of our A ordinary shares, which is subject to change. We cannot assure you that we were not a PFIC for fiscal 2011 or that we will not be a PFIC for this or any future taxable year. Moreover, the determination of our PFIC status is based on an annual determination that cannot be made until the close of a taxable year and involves extensive factual investigation. This investigation includes ascertaining the fair market value of all of our assets on a quarterly basis and the character of each item of income we earn, which cannot be completed until the close of a taxable year, and therefore, our U.S. counsel expresses no opinion with respect to our PFIC status. If we were to be or become classified as a PFIC, a U.S. Holder (as defined in “Material Tax Considerations—Summary of Material United States Federal Income Tax Considerations”) may be subject to burdensome reporting requirements and may incur significantly increased United States income tax on gain recognized on the sale or other disposition of the shares and on the receipt of distributions on the shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our shares, we would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our shares. Each U.S. Holder is urged to consult its tax advisors concerning the United States federal income tax consequences of acquiring, holding and disposing of shares if we are or become classified as a PFIC. See “Material Tax Considerations—Summary of Material United States Federal Income Tax Considerations—Passive Foreign Investment Company” for a more detailed description of the PFIC rules.

Upon the completion of this offering, our A ordinary shares will for a time be listed on two separate stock markets and investors seeking to take advantage of price differences between such markets may create unexpected volatility in our share price; in addition, investors may not be able to easily move ordinary shares for trading between such markets.

Our ordinary shares are currently admitted to AIM and will now be additionally listed and traded on the NYSE. However, we anticipate our shareholders will approve a resolution authorizing us to cancel the admission of our ordinary shares from AIM as soon as practicable following the listing of our A ordinary shares on the NYSE. While our shares are traded on both markets, price levels for our ordinary shares could fluctuate significantly on either market, independent of our share price on the other market. Investors could seek to sell or buy our shares to take advantage of any price differences between the two markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both our share prices on either exchange, and the shares available for trading on either exchange. In addition, holders of shares in either jurisdiction will not be immediately able to transfer such shares for trading on the other market without effecting necessary procedures with our transfer agent. This could result in time delays and additional cost for our shareholders.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $             million, after deducting underwriter discounts and estimated expenses. We will not receive any proceeds from the sale of our ordinary shares by the selling shareholder in this offering. We currently intend to use approximately $             million of the net proceeds from this offering to fund new co-productions and acquisitions of Hindi and regional film catalog content and film-related content, approximately $            million to grow our digital distribution channel, $             million to maintain and further strengthen our other distribution channels and $             million for other general corporate purposes. These amounts are estimates only and are subject to change as we currently do not have firm agreements for using the net proceeds.

DIVIDEND POLICY

We have not declared any dividend since our incorporation in 2006, and all profits have been retained and utilized to grow our business. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

In the event we pay dividends in the future, however, our paying agent in the United States will be Computershare Investor Services.

The amount of our future dividend payments, if any, will depend upon our satisfaction of the solvency test contained in the 2006 Act, our future earnings, financial condition, cash flows, working capital requirements and capital expenditures. The 2006 Act provides that a company satisfies the solvency test if it is able to pay its debts as they become due in the normal course of the company’s business and where the value of the company’s assets exceeds the value of its liabilities. There can be no assurance that we will be able to pay dividends. Additionally, we may be restricted by the terms of any future debt financing in relation to the payment of dividends.

Under our articles of association, all dividends and interest are paid to shareholders whose names are on the register on the date on which such dividend is declared, the date on which such interest is payable or on such other date as we or our Board of Directors may determine. There are currently no additional procedures required for shareholders not resident in the Isle of Man to claim dividends.

CAPITALIZATION

The following table sets forth our unaudited consolidated cash and cash equivalents and capitalization as of December 31, 2011. Our capitalization is presented:

•	on an actual basis; and

•	as adjusted to reflect the following:

•	the completion of a one-for-three reverse stock split of our ordinary shares immediately prior to the effectiveness of the registration statement of which this prospectus is a part;

•	the conversion of all of our outstanding ordinary shares into A ordinary shares and B ordinary shares immediately prior to the listing of our A ordinary shares on the New York Stock Exchange;

•

the receipt of net proceeds from the sale of                A ordinary shares by us in this offering at an assumed initial public offering price of $        per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the conversion of B ordinary shares into A ordinary shares upon sale by the selling shareholder in this offering.

You should read this table along with our consolidated financial statements and related notes and the other financial information appearing elsewhere in this prospectus.

	December 31, 2011
	Actual	As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$120,032	$

Indebtedness:
Secured revolving credit facilities	$40,390		$40,390
Secured asset and term loans	9,786		9,786
Overdrafts	4,920		4,920
Commercial paper	25,443		25,443
Revolving facilities	145,000		145,000
Other	3,060		3,060

Total indebtedness	228,599		228,599

Ordinary shares, at par value of GBP 0.10 per share, authorized share capital of 200,000,000 ordinary shares, issued share capital of 118,316,874 ordinary shares, actual; no authorized or issued share capital, as adjusted	21,687
A ordinary shares, at par value of GBP 0.30 per share, no authorized or issued share capital, actual; 56,116,447 authorized and issued, as adjusted	—
B ordinary shares, par value of GBP 0.30 per share, no authorized or issued share capital, actual; 27,216,885 authorized and 27,216,885 issued, as adjusted	—
Total shareholders’ equity	441,212

Total capitalization	$669,810	$

DILUTION

If you purchase our A ordinary shares, you will experience immediate and substantial dilution. Dilution is the amount by which the offering price paid by the purchasers of our A ordinary shares to be sold in this offering will exceed the net tangible book value per share of our A ordinary shares after the offering and reclassification. Net tangible book value per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of our A and B ordinary shares in issue on a pro forma basis to give effect to the offering, as of that date. The adjusted net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of our A and B ordinary shares in issue on a pro forma basis to give effect to the offering and reclassification as of             . After giving effect to the foregoing and our sale of              A ordinary shares in this offering at an assumed initial public offering price of $             per share, our as adjusted net tangible book value as of              would have been             , or $             per ordinary share. This represents an immediate increase in net tangible book value of $             per share to the existing shareholders and an immediate dilution in net tangible book value of $             per share to new investors.

The following table illustrates this dilution on a per share basis :

Assumed initial public offering price per share	$
Net tangible book value per A ordinary share at	$
Net tangible book value per B ordinary share at	$
Increase in net tangible book value per share attributable to new investors	$

Adjusted net tangible book value per A ordinary share	$
Adjusted net tangible book value per B ordinary share	$

Dilution per share to new investors	$

Our as adjusted net tangible book value after the consummation of this offering, and the dilution to new investors in this offering, will change from the amounts shown above if the underwriters exercise their overallotment option.

A $1.00 increase or decrease in the assumed initial public offering price of $ per A ordinary share would increase or decrease our adjusted net tangible book value by $ million, the net tangible book value per A ordinary share after the consummation of this offering by $            , the net tangible book value per B ordinary share after the consummation of this offering by $ and the dilution per A ordinary share to new investors by $            , assuming the number of A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, any increase or decrease in the number of A ordinary shares that we (but not the selling shareholder) sell in this offering will increase or decrease our net proceeds by such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discounts and commissions and offering expenses. Any exercise by the underwriters of their overallotment option, whether in full or part will impact our adjusted net tangible book value and corresponding dilution per share to new investors similarly.

The following table summarizes, on the same as adjusted basis as of            , the total number of A ordinary shares purchased from us or from the selling shareholder, the total consideration paid and the average price per share paid by the existing shareholders and by new investors purchasing A ordinary shares in this offering:

	Shares Purchased			Total Consideration
	Number	Percent		Amount	Percent		Average Price Per Share
Existing Shareholders			%	$		%	$
New Investors							$

Total		100%		$	100%		$

EXCHANGE RATES

Our functional and reporting currency is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated into U.S. dollars at the exchange rates at the applicable balance sheet date. For the purposes of consolidation, all income and expenses are translated at the average rate of exchange during the period covered by the applicable statement of income and assets and liabilities are translated at the exchange rate ruling on the balance sheet date.

Solely for your convenience, this prospectus contains translations of certain Indian Rupee and British Pound Sterling amounts into U.S. dollars at specified rates. Except as otherwise stated in this prospectus, all translations from Indian Rupees or British pounds sterling to U.S. dollars are based on the noon buying rates of INR 53.01 per $1.00 and GBP 0.64 per $1.00 in the City of New York for cable transfers of Indian Rupees and British pounds sterling, respectively, based on the rates certified for customs purposes by the Federal Reserve Bank of New York on December 30, 2011. No representation is made that the Indian Rupee or British pound sterling amounts represent U.S. dollar amounts or have been, could have been or could be converted into U.S. dollars at such rates, any other rates or at all. See “Risk Factors—A downturn in the Indian and international economies or instability in financial markets, including increased Indian price inflation, could materially and adversely affect our results of operations and financial condition.” Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

The following table sets forth, for the periods indicated, information concerning the exchange rates between Indian Rupees and U.S. dollars based on the noon buying rate in the City of New York for cable transfers of Indian Rupees as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that were used in this prospectus or will be used in the preparation of periodic reports or any other information to be provided to you.

Fiscal year ended	Period End	Average(1)	High	Low
March 31:
2007	INR 43.10	INR 45.06	INR 46.83	INR 42.78
2008	40.02	40.00	43.05	38.48
2009	50.87	46.32	51.96	39.73
2010	44.95	47.18	50.48	44.94
2011	44.54	45.46	47.49	43.90
2012	50.89	48.01	53.71	44.00
2013 (through April 6, 2012)	51.14	50.97	51.18	50.64

Month:
May 2011	45.04	44.90	45.33	44.27
June 2011	44.59	44.81	45.00	44.59
July 2011	44.20	44.40	44.62	44.03
August 2011	45.79	45.31	46.15	44.06
September 2011	49.05	47.69	49.47	45.66
October 2011	48.67	49.20	49.86	48.63
November 2011	52.12	50.68	52.48	48.94
December 2011	53.01	52.38	53.71	50.50
January 2012	49.54	51.00	53.11	49.39
February 2012	48.99	49.18	49.48	48.65
March 2012	50.89	50.36	51.38	49.14
April 2012 (through April 6, 2012)	51.14	50.97	51.18	50.64

(1)	Represents the average of the exchange rates on the last day of each month during the period for all fiscal years presented and the average of the noon buying rate for all days during the period for all months presented.

The following table sets forth, for the periods indicated, information concerning the exchange rates between British pounds sterling and U.S. dollars based on the noon buying rate in the City of New York for cable transfers of British pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York. These rates are provided solely for your convenience and are not necessarily the exchange rates that were used in this prospectus or will be used in the preparation of periodic reports or any other information to be provided to you.

	Period End	Average(1)	High	Low
Fiscal Year:
2007	GBP 0.5080	GBP 0.5241	GBP 0.5751	GBP 0.5039
2008	0.5037	0.4968	0.5153	0.4738
2009	0.6993	0.5980	0.7322	0.4991
2010	0.6585	0.6261	0.6943	0.5890
2011	0.6231	0.6428	0.6511	0.6102
2012	0.6256	0.6233	0.6536	0.5991
2013 (through April 6, 2012)	0.6298	0.6284	0.6320	0.6241

Month:
May 2011	0.6083	0.6123	0.6210	0.5992
June 2011	0.6224	0.6166	0.6261	0.6081
July 2011	0.6077	0.6190	0.6277	0.6077
August 2011	0.6147	0.6114	0.6185	0.6027
September 2011	0.6400	0.6342	0.6511	0.6177
October 2011	0.6195	0.6342	0.6494	0.6195
November 2011	0.6367	0.6327	0.6465	0.6220
December 2011	0.6436	0.6416	0.6499	0.6370
January 2012	0.6348	0.6442	0.6536	0.6348
February 2012	0.6269	0.6328	0.6379	0.6269
March 2012	0.6256	0.6320	0.6404	0.6256
April 2012 (through April 6, 2012)	0.6298	0.6284	0.6320	0.6241

(1)	Represents the average of the exchange rates on the last day of each month during the period for all fiscal years presented and the average of the noon buying rate for all days during the period for all months presented.

MARKET INFORMATION

Our ordinary shares are currently admitted to AIM. We intend to cancel the admission of our shares from AIM following the consummation of this offering.

As of April 18, 2012, our issued share capital was 41,439,122 ordinary shares.

Historical Market Prices

The following represents historic trading on AIM, as published by Bloomberg, adjusted to reflect the one-for-three reverse stock split. The table below reflects a translation from British pound sterling to U.S. dollars based on the prevailing exchange rate between the British pound sterling and the U.S. dollar at the time of the applicable trade:

	High	Low	Average Daily Trading Volume
	(in dollars)		(shares)
Month Ended:
April 30, 2012 (through April 16, 2012)	13.56	11.85	269,269
March 31, 2012	11.78	10.20	161,964
February 29, 2012	11.10	10.67	66,700
January 31, 2012	10.82	10.33	57,207
December 31, 2011	11.93	10.56	39,993
November 30, 2011	13.11	10.95	98,881
October 31, 2011	12.53	9.54	134,696
September 30, 2011	10.31	9.70	37,057
August 31, 2011	11.04	9.68	48,109
July 31, 2011	11.43	10.20	108,085
June 30, 2011	11.15	9.59	37,936
May 31, 2011	11.83	10.99	69,027

Fiscal Quarter Ended:
June 30, 2012 (through April 6, 2012)	13.56	11.85	269,269
March 31, 2012	11.78	10.20	96,332
December 31, 2011	13.11	9.54	92,125
September 30, 2011	11.43	9.68	63,745
June 30, 2011	11.95	9.59	44,024
March 31, 2011	12.60	10.50	63,526
December 31, 2010	12.29	10.36	36,259
September 30, 2010	13.36	8.07	47,950
June 30, 2010	9.61	7.51	50,486
March 31, 2010	8.70	7.12	43,349
December 31, 2009	9.70	6.25	78,787
September 30, 2009	10.50	6.06	67,353
June 30, 2009	6.94	3.14	94,503

Fiscal Year Ended(1):
March 31, 2013 (through April 6, 2012)	13.56	11.85	269,269
March 31, 2012	13.11	9.54	74,421
March 31, 2011	13.36	7.51	49,483
March 31, 2010	10.50	3.14	70,814
March 31, 2009	19.67	2.25	70,746
March 31, 2008	33.59	17.57	59,602
March 31, 2007	23.51	9.72	48,156

(1)	Eros was admitted to AIM in July 2006.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a limited company incorporated under the laws of the Isle of Man. The majority of our assets are located outside of the United States. Currently, none of the members of our board of directors is a citizen or resident of the United States, and upon listing of our A ordinary shares on the NYSE, only one member of our board of directors will be a citizen or resident of the United States.

Certain of our subsidiaries, including Eros India, are incorporated under the laws of India or other foreign jurisdictions. The majority of the directors and executive officers of such subsidiaries are not residents of the United States, and we believe that substantially all of the assets of such subsidiaries and their officers and directors may be located outside the United States.

As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce outside the United States judgments obtained against us or such persons in the United States, except, with respect to us, by effecting service on our agent in the United States, including, without limitation, judgments based upon the civil liability provisions of the United States federal securities laws or the laws of any state or territory of the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable outside the United States. Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under U.S. securities laws.

We have been advised by Cains Advocates Limited, our Isle of Man counsel, that there is no statutory procedure in the Isle of Man for the recognition or enforcement of judgments of the U.S. courts. However, under Isle of Man common law, a judgment in personam given by a U.S. court may be recognized and enforced by an action for the amount due under it provided that the judgment: (i) is for a debt or definite sum of money (not being a sum payable in respect of taxes or other changes of a like nature or in respect of a fine or other penalty); (ii) is final and conclusive; (iii) was not obtained by fraud; (iv) is not one whose enforcement would be contrary to public policy in the Isle of Man; and (v) was not obtained in proceedings which were opposed to natural justice in the Isle of Man.

A judgment or decree of a court in the United States may be enforced in India only by filing a fresh suit on the basis of the judgment or decree and not by proceedings in execution. Further, such enforcement would be subject to the restrictions set forth in the Indian Code of Civil Procedure, 1908, as amended, including under Section 13 thereof. Section 13 provides that a foreign judgment is conclusive as to any matter directly adjudicated upon except (i) where the judgment has not been pronounced by a court of competent jurisdiction, (ii) where the judgment has not been given on the merits of the case, (iii) where the judgment appears on the face of the proceedings to be founded on an incorrect view of international law or a refusal to recognize the law of India in cases where such law is applicable, (iv) where the proceedings in which the judgment was obtained were opposed to natural justice, (v) where the judgment has been obtained by fraud or (vi) where the judgment sustains a claim founded on a breach of any law in force in India.

A suit for enforcement of a foreign judgment is required to be filed in India within three years from the date of the judgment. It is difficult to predict whether a suit brought in an Indian court will be disposed of in a timely manner or be subject to untimely delay. Moreover, it is unlikely that a court in India would award damages on the same basis as a foreign court if an action were brought in India, or that an Indian court would enforce a foreign judgment if it viewed the amount of damages awarded as excessive or inconsistent with public policy in India. A party seeking to enforce a foreign judgment in India is also required to obtain prior approval from the Reserve Bank of India to repatriate any amount recovered pursuant to such enforcement, and any such amount may be subject to income tax in accordance with applicable laws. Any judgment in a foreign currency is required to be converted into Indian Rupees on the date of judgment and not on the date of payment.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data for the periods and at the dates indicated. The selected historical consolidated financial data for the three years ended March 31, 2011 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data for the two years ended March 31, 2007 and 2008 are derived from our audited consolidated financial statements not included in this prospectus and which have not been audited in compliance with the standards of the Public Company Accounting Oversight Board. The selected historical consolidated financial data for the nine months ended December 31, 2010 and 2011 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. We have prepared the unaudited financial data on the same basis as the audited financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the financial information set forth in those statements. Our interim results for the nine months ended December 31, 2011 are not necessarily indicative of the results that should be expected for the full year.

You should read the selected consolidated financial data presented on the following pages in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as our “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Nine Months Ended December 31,		Year ended March 31,
	2011	2010	2011	2010	2009	2008	2007
	(in thousands, except per share data)
INCOME STATEMENT DATA
Revenue	$166,282	$124,272	$164,613	$149,729	$156,697	$112,981	$66,441
Cost of sales	(84,023)	(66,138)	(88,017)	(81,710)	(85,190)	(49,940)	(26,502)

Gross profit	82,259	58,134	76,596	68,019	71,507	63,041	39,939
Administrative costs	(23,632)	(13,426)	(19,225)	(16,157)	(20,501)	(16,725)	(7,981)

Operating profit	58,627	44,708	57,371	51,862	51,006	46,316	31,958
Net finance costs and impairments	(1,279)	(800)	(1,584)	(2,315)	(2,608)	(822)	(1,014)

Profit before tax	57,348	43,908	55,787	49,547	48,398	45,494	30,944
Income tax expense	(11,844)	(6,483)	(8,237)	(7,152)	(7,571)	(6,014)	(1,697)

Net income	$45,504	$37,425	$47,550	$42,395	$40,827	$39,480	$29,247

Net income per share
Basic earnings	$1.05	$0.90	$1.17	$1.11	$1.05	$1.02	$0.90

Diluted earnings	$1.05	$0.90	$1.14	$1.08	$1.05	$0.99	$0.90

Weighted average number of ordinary shares
Basic	38,816	38,711	38,711	38,611	38,411	37,515	32,539

Diluted	38,878	38,773	38,773	38,673	38,690	37,750	32,590

OTHER DATA
EBITDA(1)	$59,558	$45,389	$58,574	$53,194	$51,153	$47,165	$32,346
Adjusted EBITDA(1)	$64,821	$46,166	$59,501	$53,509	$53,630	$48,481	$32,934

High budget film releases(2)	5	3	3	3	2	2	1
Medium budget film releases(2)	3	7	9	11	13	11	4
Low budget film releases(2)	53	58	66	97	76	50	23

Total new film releases(2)	61	68	78	111	91	63	28

	As of December 31,	As of March 31,
	2011	2011	2010	2009	2008	2007
	(in thousands)
BALANCE SHEET DATA
Intangible assets – content	$478,935	$421,901	$349,228	$311,772	$239,238	$94,710
Cash and cash equivalents	120,032	126,167	87,613	55,812	87,701	46,417
Trade and other receivables	74,871	57,659	54,795	55,930	30,470	37,151
Total assets	735,251	669,841	545,577	475,500	386,154	200,544
Trade and other payables	34,540	23,197	28,397	19,570	21,193	15,345
Short-term borrowings	97,344	49,611	40,478	61,379	34,769	43,764
Current liabilities	141,536	77,816	74,366	87,292	56,817	59,670
Long-term borrowings	130,715	149,310	151,441	123,866	111,687	—
Non-current liabilities	152,503	166,650	164,022	130,782	114,387	—
Total liabilities	294,039	244,466	238,388	218,074	171,204	59,670
Total equity	441,212	425,375	307,189	257,426	214,950	140,874

(1)	We use EBITDA and Adjusted EBITDA as a supplemental financial measure. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for impairments of available-for-sale financial assets and share based payments. EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA and Adjusted EBITDA provide no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that EBITDA and Adjusted EBITDA are useful to an investor in evaluating our results of operations because these measures:

•

are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

•	are used by our management team for various other purposes in presentations to our Board of Directors as a basis for strategic planning and forecasting.

There are significant limitations to using EBITDA and Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income, the lack of comparability of results of operations of different companies and the different methods of calculating EBITDA and Adjusted EBITDA reported by different companies.

The following table sets forth the reconciliation of our net income to EBITDA and Adjusted EBITDA:

	Nine Months Ended December 31,		Year ended March 31,
	2011	2010	2011	2010	2009	2008	2007
	(in thousands)
Net income	$45,504	$37,425	$47,550	$42,395	$40,827	$39,480	$29,247
Income tax expense	11,844	6,483	8,237	7,152	7,571	6,014	1,697
Net finance costs	1,279	800	1,584	2,309	1,261	822	1,014
Depreciation	898	593	928	1,030	1,196	527	313
Amortization	33	88	275	308	298	322	75

EBITDA	$59,558	$45,389	$58,574	$53,194	$51,153	$47,165	$32,346

Impairment of available-for-sale financial assets	—	—	—	6	1,347	—	—
Share based payments(a)	5,263	777	927	309	1,130	1,316	558

Adjusted EBITDA	$64,821	$46,166	$59,501	$53,509	$53,630	$48,481	$32,934

(a)	Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

(2)	Includes films that were released by us directly and licensed by us for release.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended March 31, 2009, 2010 and 2011 and the nine months ended December 31, 2010 and 2011 should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained in this prospectus.

Overview

Our Business

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry. Leveraging these relationships, we have aggregated rights to over 1,900 titles in our library, plus approximately 700 additional films for which we hold digital rights only, including recent and classic titles that span different genres, budgets and languages, and we have distributed a portfolio of over 270 new films over the last three completed fiscal years and 61 in the nine months ended December 31, 2011. New film distribution across theatrical, television and digital channels along with library monetization provide us with diversified revenue streams.

Our goal is to co-produce, acquire and distribute Indian films that have a wide audience appeal. We have released internationally or globally Hindi language films which were among the top grossing films in India in 2011, 2010 and 2009. In each of the fiscal years ending in 2011, 2010 and 2009, we released 12 Hindi language films globally, and in the nine months ended December 31, 2011, we released 10 Hindi language films globally. These Hindi films form the core of our annual film slate and constitute a significant portion of our revenues and associated content costs. The balance of our typical annual slate for these years of over 60 other films was comprised of Tamil and other regional language films.

Our distribution capabilities enable us to target a majority of the 1.2 billion people in India, our primary market for Hindi language films, where, according to BoxOfficeIndia.com, we released three of the top ten grossing Hindi language films in India in 2010 and 2009. Our distribution capabilities further enable us to target consumers in over 50 countries internationally, including markets with large South Asian populations, such as the Middle East, and the United States and the United Kingdom, where according to Nielsen EDI, we had a market share of 45% of all theatrically released Indian language films in 2011 based on gross collections in each of these two markets. Other international markets that exhibit significant demand for subtitled or dubbed Indian-themed entertainment include Europe and Southeast Asia. Depending on the film, the distribution rights we acquire may be global, international or India only. Recently, as demand for regional film and other media has increased in India, our brand recognition in Hindi films has helped us to grow our non-Hindi film business by targeting regional audiences in India and beyond. With our distribution network and Tamil film distribution capabilities through our majority owned subsidiary, Ayngaran International Limited, or Ayngaran, we believe we are well positioned to expand our offering of non-Hindi content.

We distribute our film content globally across the following distribution channels: theatrical, which includes multiplex chains and stand-alone theaters; television syndication, which includes satellite television broadcasting, cable television and terrestrial television; and digital, which includes primarily internet protocol television, or IPTV, video on demand, or VOD, and internet channels. Eros Now, our on-demand entertainment portal accessible via internet-enabled devices, was recently launched with a limited number of movies and music videos. We expect that Eros Now eventually will include our full film library. We develop what we believe to be cost-effective integrated marketing campaigns that we tailor to each movie and market, utilizing strategies such as pre-releasing music prior to the theatrical release date of the related film, and promoting product tie-ins that feature film characters and themes. Our average marketing and distribution spend on print and advertising for our high budget films is typically around 20% of production costs. Additionally, we use a pre-sale strategy to offset production costs and mitigate individual film risk by entering into contractual arrangements prior to a high budget film’s release to recover a substantial portion of our capitalized film costs through the licensing of television, music and other distribution rights.

Revenues

The primary geographic areas from which we derive revenue are India, Europe and North America, with the remainder of our revenue generated from an area that we report as the rest of world. Outside of India, we distribute films to South Asian expatriate populations and in countries where we release Indian films that are subtitled or dubbed in local languages. Although we expect the portion of our revenue attributable to India to continue to grow, we will continue to opportunistically pursue new global distribution opportunities.

Our primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For fiscal 2011, the aggregate revenue from theatrical, television syndication and digital and ancillary was $56.9 million, $60.6 million and $47.1 million, respectively, and for the nine months ended December 31, 2011, $81.3 million, $49.3 million and $35.7 million, respectively. In fiscal 2010, the aggregate revenue from theatrical, television syndication and digital and ancillary was $50.2 million, $52.9 million and $46.6 million, respectively and for fiscal 2009, the aggregate revenue from theatrical, television syndication and digital and ancillary was $46.3 million, $64.0 million and $46.4 million, respectively. The contribution from these three distribution channels can fluctuate year over year based on, among other things, our mix of films and budget levels, the size of our television syndication deals and our ability to license music in any particular year. From fiscal 2009 to fiscal 2011, the aggregate revenue from theatrical grew from $46.3 million in fiscal 2009, or 22.9%. This growth was primarily due to the growth in the underlying Indian theatrical market, while aggregate revenue from television syndication and digital and ancillary declined from $110.4 million, or 2.4% in fiscal 2009, due to a general market slowdown in India, after a 94% growth in television syndication sales in fiscal 2009 over the prior period.

In fiscal 2011, 23% of our revenue came from one customer in our television syndication channel, Dhrishti Creations Pvt. Limited, an aggregator of television rights. In the nine months ended December 31, 2011 and fiscal years ended March 31, 2010 and 2009, however, we did not depend on any single customer for more than 10% of our revenue.

Direct Production Costs

We classify our films based on three categories of direct production costs. “High budget” films refer to films with direct production costs in excess of $8.5 million, in each case translated at the historical average exchange rate for the applicable fiscal year. “Low budget” films refer to films with less than $1.0 million in direct production costs, in each case translated at the historical average exchange rate for the applicable fiscal year. “Medium budget” films refer to films within the remaining range of direct production costs.

Expenses

Our expenses are comprised of cost of sales, administrative and net finance costs. Cost of sales generally include amortization of intangibles including capitalized film costs consisting of direct production and content acquisition costs, associated overhead and interest cost, print and advertising costs and home entertainment, participations and other costs. We expense pre-release print and advertising costs immediately upon a film’s release and subsequent print and advertising costs as incurred. Administrative expenses include salaries, employee benefits including share based compensation expense, facility costs, depreciation expense, foreign exchange loss and other routine overhead. Net finance costs consist of interest expense on borrowings net of interest income; and recognized loss or gain on interest rate hedging transactions. Amortization of intangible film costs represents the charge to write down the cost of completed rights over the estimated useful lives, except where the asset is not yet available for exploitation. For first release film content, we use a stepped method of amortization based on management’s judgment taking into account historic and expected performance, writing off a significant portion of the capitalized cost for such films in the first 12 months of initial commercial exploitation, and then the balance over the lesser of the term of the rights held by us and nine years. Similar management judgment is used to apply a stepped method of amortization on a quarterly basis within the first 12 months, writing off a significant portion of the capitalized cost in the quarter of theatrical release and the subsequent quarter. In fiscal 2009 and prior fiscal years, the balance of capitalized film content costs were amortized over a maximum of four years rather than nine. In the case of film content that we acquire after its initial exploitation, commonly referred to as catalog, amortization is spread evenly over the lesser of ten years after our acquisition or our license period. Management applies this method by using its judgment to write down the capitalized cost of film content in line with the expected revenues arising from the content during its first 12 months of commercial exploitation and over its estimated useful life.

Taxation

The provision (benefit) for income taxes is comprised of domestic and foreign taxes. Our effective tax rate has varied and may continue varying year-to-year based on numerous factors, including our overall profitability, the geographic mix of income before taxes, the related tax rates in the jurisdictions where we operate, withholding taxes and changes in valuation allowances, as well as discrete events such as distributions, acquisitions or payment of dividends by subsidiaries. The statutory tax rates in the primary jurisdictions in which we operate generally range from 0% in the United Arab Emirates and the Isle of Man to 28%-35% in India, the United States and the United Kingdom. Deferred tax liability principally arises on temporary differences between the tax bases of film content assets and their carrying amount as a result of taxation laws in India.

Profit attributable to non-controlling interest

In October 2010, shares of Eros India, our primary Indian subsidiary, were listed on the Indian stock exchanges in an initial public offering in India. As a result of that offering, our ownership in Eros India’s shares was reduced from 100% to approximately 78.1%. This resulted in an increase in the portion of our profits attributable to a non-controlling interest for the remainder of fiscal 2011, which will continue in future periods to account for a full fiscal year. Share issuances subsequent to December 31, 2011 related to Eros India’s Employee Share Option Scheme have further reduced our ownership in Eros India to approximately 77.8%. Pursuant to applicable Indian law, in the event we do not reduce our ownership interest in Eros India further, to 75% by June 2013, Eros India’s shares will be delisted from the Indian stock exchanges.

Seasonality

Our revenues and operating results are significantly affected by the timing, number and breadth of our theatrical releases and their budgets and our amortization policy for the first 12 months of commercial exploitation. The timing of releases is determined based on several factors. A significant portion of the films we distribute are delivered to Indian theaters at times when theater attendance has traditionally been highest, including school holidays, national holidays and the festivals. This timing of releases also takes into account competitor film release dates, major cricket events in India and the timing dictated by the film production process. As a result, although our revenues are typically highest in the second and third quarters of our fiscal year, quarterly results can vary from one year to the next, and the results of one quarter are not necessarily indicative of results for the next or any future quarter. Our revenue and operating results are therefore seasonal in nature due to the impact on income of the timing of new releases.

Exchange Rates

Our reporting currency is the U.S. dollar. Transactions in foreign currencies are translated at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated into U.S. dollars at the exchange rates at the applicable balance sheet date. For the purposes of consolidation, all income and expenses are translated at the average rate of exchange during the period covered by the applicable statement of income and assets and liabilities are translated at the exchange rate prevailing on the balance sheet date. When the U.S. dollar strengthens against a foreign currency, the value of our sales and expenses in that currency converted to U.S. dollars decreases. When the U.S. dollar weakens, the value of our sales and expenses in that currency converted to U.S. dollars increases.

Recently, there have been periods of higher volatility in the Indian Rupee and U.S. dollar exchange rate, including the nine months ended December 31, 2011. This volatility is illustrated in the table below for the periods indicated:

Nine Months ended December 31:	Period End	Average(1)	High	Low
2010	INR 44.80	INR 45.55	INR 47.49	INR 43.90
2011	53.01	47.41	53.71	44.00

Fiscal Year
2009	50.87	46.32	51.96	39.73
2010	44.95	47.18	50.48	44.94
2011	44.54	45.46	47.49	43.90

(1)	Represents the average of the exchange rates on the last day of each month during each period presented.

This volatility in the Indian Rupee as compared to the U.S. dollar has impacted our results of operations as shown in the table below comparing the reported results against constant currency comparables based upon the average rate of exchange for each of the three quarters ended December 31, 2011, weighted in proportion to the revenue recognized in each quarter, of INR 47.87 to $1.00. In addition to the impact on gross profit, the volatility during the nine months ended December 31, 2011 also led to a non-cash foreign exchange loss of $1.9 million principally on our Indian subsidiaries’ foreign currency loans in the nine months ended December 31, 2011 compared to a non-cash foreign exchange profit of $0.3 million in the nine months ended December 31, 2010 reflected in administrative costs.

	Nine months ended December 31,				Year ended March 31,
	2011		2010		2011		2010		2009
	(in thousands)
	Reported	Constant currency	Reported	Constant currency	Reported	Constant currency	Reported	Constant currency	Reported	Constant currency
Revenue	$166,282	$166,282	$124,272	$119,409	$164,613	$158,761	$149,729	$148,622	$156,697	$150,173
Cost of sales	(84,023)	(84,023)	(66,138)	(63,958)	(88,017)	(85,003)	(81,710)	(79,785)	(85,190)	(81,156)

Gross profit	$82,259	$82,259	$58,134	$55,451	$76,596	$73,758	$68,019	$68,837	$71,507	$69,017

The percentage change for the data comparing the constant currency amounts against the reported results referenced in the table above:

	Nine months ended December 31,		Year ended March 31,
	2011	2010	2011	2010	2009
Revenue	—	(3.9)%	(3.5)%	(0.7)%	(4.2)%
Cost of sales	—	(3.2)	(3.4)	(2.3)%	(4.7)

Gross profit	—	(4.5)%	(4.2)%	1.2%	(3.5)%

Outlook

The largest component of our revenue is attributable to the theatrical distribution of our films in India. We anticipate that as additional multiplex theaters are built in India, there will be increased opportunities to exploit our film content theatrically. We expect that this multiplex theater growth coupled with the rise in ticket prices and the increase in the number of high budget Hindi films in our slate will result in increased revenue. We expect this increase in revenue to be partially offset by increased distribution costs associated with broader distribution of film content, including increased print costs. In addition, in India, we cannot predict the share of theatrical revenue we will receive, as we currently negotiate film-by-film and exhibitor-by-exhibitor. At the same time, the distribution window for the theatrical release of films, and the window between the theatrical release and distribution in other channels, have each been compressing in recent years and may continue to change. Further shortening of these periods could adversely impact our revenues if consumers opt to view a film on one channel over another, resulting in channels cannibalizing revenue from each other.

A substantial portion of our revenue is also derived from television syndication. Because of increased demand for Indian film content on television in India as the number of direct to home, or DTH, subscribers increases and the cable industry migrates toward digital technology, ratings have nearly doubled in recent years resulting in a significant increase in demand for premium content such as movies and sports and a resultant increase in licensing fees payable to us by satellite and cable television operators. However, as competitors with compelling products, including international content providers, expand their content offerings in India, we expect competition for television syndication revenues to increase, and license fees for such content could decrease.

Currently, the remainder of our revenue is derived from digital distribution and ancillary products and services. With a significant portion of the Indian and international population moving toward adoption of digital technology, we are increasing our focus on providing on-demand services. We have recently expanded our digital presence with the launch of our on-demand entertainment portal Eros Now, which will leverage our film and music libraries by providing ad-supported and subscription-based streaming of film and music content via internet-enabled devices. We also have an ad-supported YouTube portal site on Google that hosts an extensive collection of clips of our content. Accordingly, we anticipate that our revenue and costs associated with digital distribution are likely to increase over time.

We anticipate that our costs associated with the co-production and acquisition of film content are likely to increase over time as we continue to focus more on investing in high budget Hindi films. In addition, increased competition in the Indian film entertainment industry, including from international film entertainment providers such as Disney, Time Warner Cable and Viacom, is likely to cause the cost of film production and acquisition to increase. In fiscal 2011, we invested approximately $130 million in film content, in the nine months ended December 31, 2011, we invested approximately $136 million in film content, and in fiscal 2013 we expect to spend approximately $140 million on film content.

We anticipate our administrative costs will increase as we expand our management team, especially to support the expansion of our digital businesses. In addition, our administrative costs will increase due to the costs of this offering and the costs associated with being a U.S.-listed public company. Although aggregate spending will increase, we do not anticipate that this will result in a material change in aggregate administrative costs as a percentage of revenue.

Results of Operations

You should read the information contained in the table below in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The tables below set forth our results of operations and also set forth, for the periods indicated, the percentage of certain items in our consolidated statement of operations data, relative to revenue. Period over period comparisons are not adjusted for the fluctuations in exchange rates described above.

	Nine months ended December 31,		Year ended March 31,
	2011	2010	2011	2010	2009
	(in thousands)
Revenue	$166,282	$124,272	$164,613	$149,729	$156,697
Cost of sales	(84,023)	(66,138)	(88,017)	(81,710)	(85,190)

Gross profit	82,259	58,134	76,596	68,019	71,507
Administrative costs	(23,632)	(13,426)	(19,225)	(16,157)	(20,501)

Operating profit	58,627	44,708	57,371	51,862	51,006
Net finance costs	(1,279)	(800)	(1,584)	(2,309)	(1,261)
Impairment of available-for-sale financial assets	—	—	—	(6)	(1,347)

Profit before tax	57,348	43,908	55,787	49,547	48,398
Income tax expense	(11,844)	(6,483)	(8,237)	(7,152)	(7,571)

Net income	$45,504	$37,425	$47,550	$42,395	$40,827

	Nine months ended December 31,		Year ended March 31,
	2011	2010	2011	2010	2009
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	50.5	53.2	53.5	54.6	54.4

Gross profit	49.5	46.8	46.5	45.4	45.6
Administrative costs	14.2	10.8	11.7	10.8	13.1

Operating profit	35.3	36.0	34.8	34.6	32.5
Net finance costs	0.8	0.6	1.0	1.5	0.8
Impairment of available-for-sale financial assets	0.0	0.0	0.0	0.0	0.9

Profit before tax	34.5	35.4	33.8	33.1	30.8
Income tax expense	7.1	5.3	5.0	4.8	4.8

Net income	27.4%	30.1%	28.8%	28.3%	26.0%

The tables below set forth, for the periods indicated, the revenue by primary geographic area based on customer location, and the percentage share of the total revenue.

	Nine months ended December 31,		Year ended March 31,
	2011	2010	2011	2010	2009
	(in thousands)
India	$110,942	$83,273	$108,339	$96,221	$99,316
Europe	21,758	16,588	21,787	19,420	22,796
North America	8,758	7,405	8,617	8,094	8,907
Rest of world	24,824	17,006	25,870	25,994	25,678

Total revenue	$166,282	$124,272	$164,613	$149,729	$156,697

	Nine months ended December 31,		Year ended March 31,
	2011	2010	2011	2010	2009
India	66.7%	67.0%	65.8%	64.3%	63.4%
Europe	13.1	13.3	13.2	13.0	14.5
North America	5.3	6.0	5.2	5.4	5.7
Rest of world	14.9	13.7	15.8	17.3	16.4

Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Nine Months Ended December 31, 2011 Compared to Nine Months Ended December 31, 2010

Revenue. Revenue was $166.3 million for the nine months ended December 31, 2011, compared to $124.3 million in the nine months ended December 31, 2010, an increase of $42.0 million, or 33.8%. We released 61 new films in the nine months ended December 31, 2011, five of which were high budget films, and three of which were medium budget films, compared to 68 films in the nine months ended December 31, 2010, three of which were high budget films and seven of which were medium budget films.

Our revenue growth was primarily attributable to a $32.0 million, or 64.9%, increase in theatrical revenue from $49.3 million in the nine months ended December 31, 2010, as a result of the increased number of high budget films with recognized star casts resulting in higher Indian and international revenue. The higher revenue in India was a result of wider screen releases, higher than average ticket prices resulting from the continued increase in multiplex and digital screens in India and premiums charged for tickets for 3D films, and the timing of theatrical releases. Our high budget films in the nine months ended December 31, 2011 were on average released on 5.5% more screens than high budget films in the nine months ended December 31, 2010. The growth in our theatrical revenues reflected in particular the success of our globally released films, Ra. One, Zindagi Na Milengi Dobara, Ready, Rockstar and Desi Boyz, all of which were high budget films with recognized casts. Television station revenues for new release and catalog content continued to rise and contributed to the $16 million, or 48.0%, growth of our television syndication revenues from $33.3 million in the nine months ended December 31, 2010. Digital and ancillary revenues were lower by $6.0 million, or 14.7%, from $41.7 million in the nine months ended December 31, 2010, as a result of lower digital catalog revenues and a one-time sale of 3D rights in the nine months ended December 31, 2010 offset by a $2.8 million increase in music revenue in the nine months ended December 31, 2011.

Revenue from India was $110.9 million in the nine months ended December 31, 2011, compared to $83.3 million in the nine months ended December 31, 2010, an increase of $27.6 million, or 33.1% principally reflecting the growth in theatrical revenue. Revenue from Europe was $21.8 million in the nine months ended December 31, 2011, compared to $16.6 million in the nine months ended December 31, 2010, an increase of $5.2 million, or 31.3%, principally reflecting the growth in theatrical revenue. Revenue from North America was $8.8 million in the nine months ended December 31, 2011, compared to $7.4 million in the nine months ended December 31, 2010, an increase of $1.4 million, or 18.9%, principally reflecting the growth in theatrical revenue. Revenue from rest of world was $24.8 million in the nine months ended December 31, 2011, compared to $17.0 million in the nine months ended December 31, 2010, an increase of $7.8 million, or 45.9%, principally reflecting the additional revenue from distribution in new territories and revenues from the United Arab Emirates.

Cost of sales. Cost of sales increased by $17.9 million, or 27.1%, from the nine months ended December 31, 2010 to the nine months ended December 31, 2011. The increase was primarily due to an increase in film amortization costs of $12.7 million in the period, driven by the increased film release slate cost in the nine months ended December 31, 2011 as compared to the nine months ended December 31, 2010 and the cumulative impact of amortization costs associated with our increased catalog films. This increase also reflected a $3.2 million increase in advertising costs due to wider advertising of our high budget releases. Print costs remained consistent in the two periods as wider screen releases and more high budget larger scale releases were offset by higher usage of lower cost digital prints and increased marketing tie-ups in India and the rest of the world.

Gross profit. Gross profit was $82.3 million for the nine months ended December 31, 2011, compared to $58.1 million in the nine months ended December 31, 2010, an increase of $24.2 million, or 41.7%, driven primarily by the increase in revenue, which was partially offset by an increase in cost of sales. As a percentage of revenue, our gross profit margin increased to 49.5% for the nine months ended December 31, 2011, compared to 46.7% in the nine months ended December 31, 2010. Our gross margins improved in the nine months ended December 31, 2011 primarily due to revenue performance of film content in the period, increased usage of less expensive digital prints and, to a lesser extent, increased marketing tie-ups with retail brands offset by higher advertising spend associated with the higher budget films.

Administrative costs. Administrative costs, including rental, legal, travel and audit expenses, were $23.6 million for the nine months ended December 31, 2011, compared to $13.4 million in the nine months ended December 31, 2010, an increase of $10.2 million, or 76.1%, which was driven by $4.8 million of share based bonuses and a non-cash foreign exchange loss of $1.9 million principally on our Indian subsidiaries foreign currency loans in the nine months ended December 31, 2011 compared to a non-cash foreign exchange profit of $0.3 million in the nine months ended December 31, 2010, and $3.5 million of additional overhead. As a percentage of revenue, administrative costs were 14.2% for the nine months ended December 31, 2011, compared to 10.8% in the nine months ended December 31, 2010. Excluding the non-cash foreign exchange loss or profit and the share based bonuses, as a percentage of revenue, administrative costs were 10.2% for the nine months ended December 31, 2011, compared to 11.0% in the nine months ended December 31, 2010. Share-based payments were $5.3 million for the nine months ended December 31, 2011, compared to $0.8 million in the nine months ended December 31, 2010, reflecting one time listing related bonuses offset partially by the lower impact of ongoing option changes issued at the Eros India level as options became exercisable.

Net finance costs. Net finance costs for the nine months ended December 31, 2011 were $1.3 million, compared to $0.8 million in the nine months ended December 31, 2010, an increase of $0.5 million, or 62.5%. The increase is primarily attributable to an increase in borrowing costs within India partially offset by an increase in interest income as a result of additional funds on deposit following the initial public offering of Eros India.

Income Tax Expense. Income tax expense for the nine months ended December 31, 2011 was $11.8 million, compared to $6.5 million in the nine months ended December 31, 2010, an increase of $5.3 million, or 81.5%. Our estimated annual effective tax rate was 20.6% for the nine months ended December 31, 2011, compared to 14.8% in the nine months ended December 31, 2010. The ongoing increases in effective rate reflect the increase in the amount of estimated taxes due within India for the nine months ended December 31, 2011. Our income tax expense for the nine months ended December 31, 2011 included $3.7 million of estimated current tax expense and $8.1 million of estimated deferred tax expense.

Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

Revenue. Revenue was $164.6 million for fiscal 2011, compared to $149.7 million in 2010, an increase of $14.9 million, or 10.0%. We released 78 new films in fiscal 2011, compared to 111 films in fiscal 2010, of these, three were high budget films, and nine were medium budget films, compared to three high budget films and eleven medium budget films in fiscal 2010.

Our growth in revenue was primarily attributable to approximately equal increases in theatrical and television syndication revenue as a result of the continued growth of those markets. See “Industry.” The $6.7 million growth in our theatrical revenues reflected the success of two of our globally released films, Golmaal 3 and Housefull, the success of our international releases, Dabangg and Endhiran, the success of our portfolio of Hindi films released this year and strong performance from our remaining theatrical releases.

Increased prices paid by Indian satellite channels for our films due to increased demand for premium content, as television station revenues continued to rise contributed to the $7.7 million growth of our television syndication revenues. The increased television syndication revenues resulted from exploitation of both new release and catalog content.

Revenue from India was $108.3 million in fiscal 2011, compared to $96.2 million in fiscal 2010, an increase of $12.1 million, or 12.6%, principally reflecting the growth in theatrical and television syndication revenue. Revenue from Europe was $21.8 million in fiscal 2011, compared to $19.4 million in fiscal 2010, an increase of $2.4 million, or 12.4%. North America revenue increased by 6.2% as a result of increased VOD revenue, partially offset by reduced demand for DVDs. Revenue from the rest of the world remained flat due to additional revenue from distribution in new territories and strong theatrical revenues in United Arab Emirates, offset by ongoing licensing revenue recognized in a prior year.

Cost of sales. Cost of sales increased by $6.3 million from fiscal 2010 to fiscal 2011 primarily due to an increase in film amortization costs of $10.6 million in the period, driven by the timing of the fiscal 2011 high budget film releases as compared to fiscal 2010 and the cumulative impact of amortization costs associated with our increased catalog films. This increase was partially offset by a $3.5 million reduction in advertising costs due to our increased use of third party distributors and increased marketing tie-ups.

Gross profit. Gross profit was $76.6 million for fiscal 2011, compared to $68.0 million in fiscal 2010, an increase of $8.6 million, or 12.6%, reflecting primarily the increase in revenue, and the lower increase in cost of sales. As a percentage of revenue, our gross profit margin increased to 46.5% for fiscal 2011, compared to 45.4% in fiscal 2010. Our gross margins improved primarily due to our increased usage of less expensive digital prints and our marketing tie-ups with retail brands in fiscal 2011.

Administrative costs. Administrative costs, including rental, legal, travel and audit expenses, were $19.2 million for fiscal 2011, compared to $16.2 million in fiscal 2010, an increase of $3.0 million, or 18.5%, which was driven by additional overhead and associated support and office costs. As a percentage of revenue, administrative costs were 11.7% for fiscal 2011, compared to 10.8% in fiscal 2010. Share-based payments were $0.9 million for fiscal 2011, compared to $0.3 million in fiscal 2010, reflecting the full-year impact of options issued in connection with the initial public offering of Eros India.

Net finance costs. Net finance costs for fiscal 2011 were $1.6 million, compared to $2.3 million in fiscal 2010, a decrease of $0.7 million, or 30.4%. The decrease is primarily attributable to an increase in interest income as a result of additional funds on deposit following the initial public offering of Eros India.

Impairment of available-for-sale financial assets. In fiscal 2011, there were no impairments of available-for-sale financial assets reflected on our income statement. Management determined based on its judgment, after reviewing, among other things, annual reports from Triple Com Media Pvt. Limited and Valuable Technologies and prior third party valuations and after making adjustments for any additional capital raises, that the carrying value of our investments in Triple Com Media Pvt. Limited and Valuable Technologies were subject to downward fair value adjustments of $0.8 million and $2.2 million, which were each included in our reserves, respectively.

Income tax expense. Income tax expense for fiscal 2011 was $8.2 million, compared to $7.2 million in fiscal 2010, an increase of $1.0 million, or 13.9%. Our effective tax rate was 14.7% for fiscal 2011, compared to 14.5% in fiscal 2010, reflecting the increase in the amount of taxes due within India for fiscal 2011. Our income tax expense for fiscal 2011 included $3.6 million of current tax expense and $4.6 million of deferred tax expense.

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009

Revenue. Revenue was $149.7 million for fiscal 2010, compared to $156.7 million in fiscal 2009, a decrease of $7.0 million, or 4.5%. We released 111 new films in fiscal 2010, compared to 91 films in fiscal 2009. Of these, three were high budget films and eleven were medium budget films, compared to two high budget films and thirteen medium budget films in fiscal 2009.

The decrease in our revenue was primarily attributable to slowing television syndication revenue of $52.9 million, or a decrease of 17.3%, in fiscal 2010 due to a general market slowdown in India, after a 93.9% growth in television syndication sales in fiscal 2009 over the prior period. These decreases were offset by growth in our theatrical revenues, a strengthening Indian Rupee over the period and increased catalog sales in the rest of the world. The growth in our theatrical revenues in fiscal 2010 reflected the success of our global releases of Love Aaj Kal and Kambakkth Ishq. Our first quarter revenues in fiscal 2009 suffered as we delayed the theatrical release of Hindi films due to a dispute with multiplex operators on the terms of trade.

Revenue from India was $96.2 million in fiscal 2010, compared to $99.3 million in fiscal 2009, a decrease of $3.1 million, or 3.1%, for the reasons specified above. Revenue from Europe was $19.4 million in fiscal 2010, compared to $22.8 million in fiscal 2009, a decrease of $3.4 million, or 14.9%, because we had no dubbed releases in Germany in fiscal 2010. Our revenue in North America was $8.1 million for fiscal 2010, as compared to $8.9 million in fiscal 2009, a decrease of $0.8 million, or 9.0%, due to a decrease in theatrical and DVD revenue resulting from the delay in distribution of films in connection with the multiplex dispute. Revenue from the rest of the world remained relatively flat from fiscal 2010 to fiscal 2009.

Cost of sales. Cost of sales decreased by $3.5 million from fiscal 2009 to fiscal 2010 primarily due to a reduction in the print and advertising costs associated with theatrical distribution.

Gross profit. Gross profit was $68.0 million for fiscal 2010, compared to $71.5 million in fiscal 2009, a decrease of $3.5 million, or 4.9%, due primarily to the decline in revenue for the period. As a percentage of revenue, gross profit remained relatively constant at 45.4% for fiscal 2010, compared to 45.6% in fiscal 2009.

Administrative costs. Administrative costs were $16.2 million for fiscal 2010, compared to $20.5 million in fiscal 2009, a decrease of $4.3 million, or 21.0%, which was driven by a reduction in share based compensation costs and tighter overhead cost management. As a percentage of revenue, administrative costs were 10.8% for fiscal 2010 as compared to 13.1% in fiscal 2009.

Net finance costs. Net finance costs for fiscal 2010 were $2.3 million, compared to $1.3 million in 2009, an increase of $1.0 million, or 76.9%. The increase reflected an increase in film finance costs for Indian based borrowings net of a $3.0 million increase in capitalized interest in fiscal 2010.

Impairment of available-for-sale financial assets. In fiscal 2009, there was an impairment of available-for-sale financial assets from investment in listed securities of New Medium Enterprises Inc. Following an impairment of the carrying value in fiscal 2009 of $1.3 million, the shares were subsequently suspended in connection with the bankruptcy of New Medium Enterprises, Inc. and no value is currently attributed to such shares.

Income tax expense. Income tax expense for fiscal 2010 was $7.2 million, compared to $7.6 million in 2009, a decrease of $0.4 million, or 5.3%. Our effective tax rate was 14.5% for fiscal 2010, compared to 15.7% in fiscal 2009, reflecting the reversal of a tax provision for prospective withholding taxes in India from fiscal 2009, offset by an increase in the amount of taxes due within India for fiscal 2010. Our income tax expense for fiscal 2010 included $2.3 million of current tax expense and $4.9 million of deferred tax expense.

Selected Quarterly Results of Operations

The table below presents our selected unaudited quarterly results of operations for the four quarters in the calendar year ended December 31, 2011. This information should be read together with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited financial data for the quarters presented on the same basis as our audited consolidated financial statements. We have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of the financial information set forth in those statements. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	Three Months Ended
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
	(in thousands, except film release data)
Revenue	$74,289	$58,410	$33,583	$40,341
Cost of sales	(34,418)	(27,247)	(22,358)	(21,879)

Gross profit	39,871	31,163	11,225	18,462
Administrative costs	(10,643)	(7,695)	(5,294)	(5,799)

Operating profit	29,228	23,468	5,931	12,663
Net finance costs	(219)	(1,517)	457	(784)

Profit before tax	29,009	21,951	6,388	11,879
Income tax expense	(6,009)	(4,520)	(1,315)	(1,754)

Net Income	$23,000	$17,431	$5,073	$10,125

OTHER DATA
EBITDA(1)	$29,433	$23,868	$6,257	$13,184
Adjusted EBITDA (1)	$34,200	$24,116	$6,505	$13,334
High budget film releases(2)	3	1	1	0
Medium budget film releases(2)	0	2	1	2
Low budget film releases(2)	15	20	18	8

Total new film releases(2)	18	23	20	10

(1)	We use EBITDA and Adjusted EBITDA as a supplemental financial measure. EBITDA is defined by us as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs). Adjusted EBITDA is defined as EBITDA adjusted for impairments of available-for-sale financial assets and share based payments. EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. EBITDA and Adjusted EBITDA provide no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that EBITDA and Adjusted EBITDA are useful to an investor in evaluating our results of operations because these measures:

•

are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;

•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and

•	are used by our management team for various other purposes in presentations to our Board of Directors as a basis for strategic planning and forecasting.

There are significant limitations to using EBITDA and Adjusted EBITDA as a measure of performance, including the inability to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss, the lack of comparability of results of operations of different companies and the different methods of calculating EBITDA and Adjusted EBITDA reported by different companies.

The following table sets forth the reconciliation of our net income to EBITDA and Adjusted EBITDA:

	Three Months Ended
	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
	(in thousands)
Net income	$23,000	$17,431	$5,073	$10,125
Income tax expense	6,009	4,520	1,315	1,754
Net finance costs	219	1,517	(457)	784
Depreciation	194	388	316	335
Amortization	11	12	10	186

EBITDA	$29,433	$23,868	$6,257	$13,184

Share based payments(a)	4,767	248	248	150

Adjusted EBITDA	$34,200	$24,116	$6,505	$13,334

(a)	Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

(2)	Includes films that were released by us directly and licensed by us for release.

Our revenues and operating results are significantly affected by the timing, number and breadth of our theatrical releases and their budgets and our amortization policy for the first 12 months of commercial exploitation for a film. The timing of releases is determined based on several factors. A significant portion of the films we distribute are delivered to Indian theaters at times when theater attendance has traditionally been highest, including school holidays, national holidays and the festivals. This timing of releases also takes into account competitor film release dates, major cricket events in India and film production schedules. Significant holidays and festivals, such as Diwali, Eid and Christmas, occur during July to December each year, and the Indian Premier League cricket season generally occurs during April and May of each year.

In the four quarters ended December 31, 2011, revenue fluctuations principally reflected the timing of major theatrical releases, with the three months ended December 2011 enjoying the highest quarterly revenues of $74.3 million as a result of the high budget theatrical releases of Ra.One, Rockstar and Desi Boyz. Quarterly television syndication revenue fluctuations combined with only one major film release led to the lowest quarterly revenues in the three months ended June 30, 2011 of $33.6 million. Our revenues in the three months ended March 31, 2011 were higher than expected in a quarter with no high budget theatrical releases because of the recognition of revenue from catalog television sales contracts in that quarter. Administrative costs in the three months ended December 2011 were impacted by the $4.8 million of share based costs, and in the three months ended September 2011, by the $1.9 million loss due to exchange rate fluctuations.

Although our revenues are typically highest in the second and third quarters of our fiscal year (i.e., the quarters ended September 30 and December 31), quarterly results can vary from one year to the next, and the results of one quarter are not necessarily indicative of results for the next or any future quarter. Our revenue and operating results are therefore seasonal in nature due to the impact on income of the timing of new releases.

Liquidity and Capital Resources

Our operations and strategic objectives require continuing capital investment, and our resources include cash on hand and cash provided by operations, as well as access to capital from bank borrowings and access to capital markets. Management believes that cash generated by or available to us should be sufficient to fund our capital and liquidity needs for at least the next 12 months. Our future financial and operating performance, ability to service or refinance debt and ability to comply with covenants and restrictions contained in our debt agreements will be subject to future economic conditions, the financial health of our customers and suppliers and to financial, business and other factors, many of which are beyond our control.

Indebtedness

As of December 31, 2011, we had aggregate outstanding indebtedness of $228.6 million, with $16.2 million remaining available under our existing financing arrangements, and cash and cash equivalents of $120.0 million. At December 31, 2011, the total available facilities comprise of (i) credit facilities and an unsecured overdraft facility of $158.1 million at Eros Worldwide, (ii) a term loan facility, revolving credit facilities and overdraft facility of $28.5 million at Eros India, (iii) revolving credit facilities and a term loan facility of $13.3 million at Eros International Films Private Limited, or Eros Films and (iv) a committed $19.5 million secured overdraft facility at Eros International Limited. In addition, at December 31, 2011, $25.4 million unsecured commercial paper had been issued by Eros India.

As of December 31, 2011
(in thousands)
Eros India
Secured revolving credit facilities	$18,033
Secured term loans	5,320
Unsecured overdraft	—
Unsecured commercial paper	25,443
Vehicle loans	59

Total	48,855

Eros Films
Secured revolving credit facility	3,881
Secured term loan	4,293
Vehicle loans	74

Total	8,248

Eros International Limited
Secured overdraft	18,476
EyeQube
Vehicle loans	6

Eros International USA Inc.
Vehicle loans	34

Eros Worldwide
Unsecured overdraft	4,920
$100 million revolving credit facility	100,000
$20 million revolving credit facility	20,000
$25 million revolving credit facility	25,000
Interest swap financing facility	3,060

Total	152,980

Total	$228,599

On January 5, 2012, we entered into a $125.0 million revolving credit facility which will mature in January 2017. The new credit facility includes a provision allowing for one or more increases from time to time during the life of the facility by an aggregate amount not to exceed $75.0 million and, on January 27, 2012, we exercised our option to increase the revolving facility by $25.0 million to a total amount of $150.0 million. The new credit facility was drawn on February 14, 2012, and the proceeds of the initial drawing were used to repay in full our then existing revolving credit facilities and the unsecured overdraft facility at Eros Worldwide with an aggregate value of $150.0 million. We, Eros Worldwide, and Eros International USA Inc. are all borrowers under the new credit facility. Together with Eros International Limited and certain of our subsidiaries, the borrowers are also guarantors under the new credit facility. As at December 31, 2011, $125.0 million of the $145.0 million of credit facilities at Eros Worldwide have been disclosed as non-current liabilities as a result of entering into the new revolving credit facility, and $20 million has been shown as a current liability in the statement of financial position.

Certain of our borrowings and loan agreements, including our new credit facility, contain customary covenants, including covenants that restrict our ability to incur additional indebtedness, create or permit liens on our assets or engage in mergers and acquisitions. Such agreements also contain various customary events of default with respect to the borrowings, including the failure to pay interest or principal when due and cross default provisions, and, under certain circumstances, lenders may be able to require repayment of loans prior to their maturity. If an event of default occurs and is continuing, the principal amounts outstanding, together with all accrued unpaid interest and other amounts owed may be declared immediately due and payable by the lenders. Our lenders are able to require us to repay certain secured loans to each of Eros India, Eros Films and Eros International Limited prior to their maturity, which as of December 31, 2011, represented $4.5 million of the outstanding indebtedness of Eros India, $0.8 million of the outstanding indebtedness of Eros Films and $18.5 million of the outstanding indebtedness of Eros International Limited. In addition, certain Eros India loan agreements are currently being considered for their annual renewal. Until these renewals are obtained, the lenders under these loan agreements may at any time require repayment of amounts outstanding, which as of December 31, 2011, totaled $10.4 million, including the $4.5 million outstanding under the aforementioned Eros India secured loan. If such an event or an event of default were to occur, we would need to pursue new financing that may not be on as favorable terms as our current borrowings. We are currently in material compliance with all of our agreements governing indebtedness.

Borrowings under our new revolving credit facility maturing in 2017 bear interest at LIBOR, or in the case of future borrowings in Euros, EURIBOR, floating rates with margins between 1.90% and 2.90%. Borrowings under our term loan facilities, overdraft facility and revolving credit facilities at Eros India and Eros Films bear interest at fluctuating interest rates pursuant to the relevant sanction letter governing such loans and are subject to annual renewal. Borrowings under our unsecured overdraft facility at Eros Worldwide bore interest at LIBOR with a margin of 2% and were repaid in January 2012. Borrowings under our secured overdraft facility at Eros International Limited bear interest at LIBOR with a margin of 3.5% and mature in 2013, subject to annual review. The $25.4 million unsecured commercial paper issued by Eros India were issued in various issuances. These issuances have maturity dates of either three or six months from the date of issuance thereof. The three month commercial paper outstanding as at December 31, 2011 bore interest at a rate of 11.10%, while the six month commercial paper outstanding as at December 31, 2011 bore interest at rates ranging from 10.95% to 11.78%.

We expect to renew or extend our borrowings as they reach maturity.

Sources and Uses of Cash

	Nine Months Ended December 31,		Year Ended March 31,
	2011	2010	2011	2010	2009
	(in thousands)
Net cash from operating activities	$96,727	$84,730	$100,661	$108,276	$68,187
Net cash used in investing activities	$(134,416)	$(135,039)	$(139,332)	$(80,731)	$(143,131)
Net cash from financing activities	$38,888	$80,569	$77,443	$3,285	$45,551

Nine Months Ended December 31, 2011 Compared to Nine Months Ended December 31, 2010

Net cash from operating activities for the nine months ended December 31, 2011 was $96.7 million, compared to $84.7 million in the nine months ended December 31, 2010, an increase of $12.0 million, or 14.2%, notwithstanding an increase in income taxes and interest paid in the nine months ended December 31, 2011 of

$3.1 million and $2.1 million, respectively. In addition, there was an increase in working capital of $14.7 million due to an increase of $4.7 million in trade payables and an increase in trade receivables of $19.7 million in the nine months ended December 31, 2011 compared to an increase of $10.9 million in trade payables and an increase in trade receivables of $11.6 million in the nine months ended December 31, 2010.

Net cash used in investing activities for the nine months ended December 31, 2011 was $134.4 million, compared to $135.0 million for the nine months ended December 31, 2010, a decrease of $0.6 million, or 0.4%, reflecting an increase in our investment in film content for the nine months ended December 31, 2011 and future years offset by a decline in investment in property, plant and equipment combined with an increase in interest received. Our investment in film content in the nine months ended December 31, 2011 was $136.0 million, compared to $125.1 million in the nine months ended December 31, 2010, an increase of $10.9 million, or 8.7%, reflecting a change in the mix of acquired and co-produced films, both films released in the period and films scheduled for future release, to more high budget Hindi films and ongoing investments in our film library. Our increased investment in future film releases is reflected in our film content advances as of December 31, 2011 of $175.3 million, compared to $168.8 million as of December 31, 2010, an increase of $6.5 million, or 3.9%. Our purchase of property, plant and equipment for the nine months ended December 31, 2011 was $0.5 million, compared to $9.0 million in the nine months ended December 31, 2010, a decrease of $8.5 million, or 94.4%, which related principally to the purchase of a property for our main Mumbai offices, which was previously leased in the nine months ended December 31, 2010.

Net cash from financing activities for the nine months ended December 31, 2011 was $38.9 million, compared to $80.6 million for the nine months ended December 31, 2010, principally as a result of the net proceeds of $71.1 million arising from the initial public offering of a 22% interest in Eros India in the nine months ended December 31, 2010 and additional proceeds of short-term borrowing of $23.8 million in the nine months ended December 31, 2011.

Year Ended March 31, 2011 Compared to Year Ended March 31, 2010

Net cash from operations for fiscal 2011 was $100.7 million, compared to $108.3 million in fiscal 2010, a decrease of $7.6 million, or 7.0%, primarily attributable to an increase in income taxes paid in fiscal 2010 of $3.1 million, and an increase in working capital of $19.6 million due to a decrease of $7.9 million in trade payables and an increase in trade receivables of $2.6 million compared to an increase of $4.0 million in trade payables and a decrease in trade receivables of $5.0 million in fiscal 2010.

Net cash used in investing activities for fiscal 2011 was $139.3 million, compared to $80.7 million for fiscal 2010, an increase of $58.6 million, or 72.6%, principally reflecting an increase in our investment in film content for fiscal 2011 and future years. Our investment in film content in fiscal 2011 was $129.8 million, compared to $81.5 million in fiscal 2010, an increase of $48.3 million, or 59.3%, in part reflecting a change in mix of expected future releases of higher budget Hindi films and increased investments in our film library. Our increased investment in future film releases is reflected in our film content advances as of March 31, 2011 of $163.4 million, compared to $123.0 million as of March 31, 2010, an increase of $40.4 million, or 32.8%. Our purchase of property, plant and equipment for fiscal 2011 was $10.0 million, compared to $0.7 million in fiscal 2010, an increase of $9.3 million, or 1,329%, which related principally to the purchase of a property for our main Mumbai offices, which was previously leased.

Net cash from financing activities for fiscal 2011 was $77.4 million, compared to $3.3 million for fiscal 2010, an increase of $74.1 million, principally as a result of the net proceeds of $71.1 million arising from the initial public offering of a 22% interest in Eros India.

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009.

Net cash from operations for fiscal 2010 was $108.3 million, compared to $68.2 million in fiscal 2009, an increase of $40.1 million, or 58.8%, reflecting a decrease in working capital due to an increase of $4.0 million in trade payables and a reduction of trade receivables of $5.0 million compared to an increase of $2.1 million in trade payables and an increase of trade receivables of $32.2 million in fiscal 2009.

Net cash used in investing activities for fiscal 2010 was $80.7 million, compared to $143.1 million for fiscal 2009, a decrease of $62.4 million, or 43.6%. Our investment in film content in fiscal 2010 was $81.5 million, compared to $129.7 million in fiscal 2009, a decrease of $48.2 million, or 37.2%. This decline in investment in filmed content reflects the accelerated investment in future slates in periods leading up to fiscal 2009.

Net cash from financing activities for fiscal 2010 was $3.3 million, compared to $45.6 million for fiscal 2009, a decrease of $42.3 million, or 92.8%, attributable to an increase in long-term borrowings of $24.2 million, offset by repayments of $20.9 million of short-term borrowings.

Capital Expenditures

In fiscal 2011, we invested approximately $130 million in film content, in the nine months ended December 31, 2011, we invested approximately $136 million in film content, and in fiscal 2013 we expect to invest approximately $140 million in film content.

Contractual Obligations

We have commitments under certain firm contractual arrangements, or firm commitments, to make future payments. These firm commitments secure future rights to various assets and services to be used in the normal course of our operations. The following table summarizes our firm commitments as of December 31, 2011.

	As of December 31, 2011
Payments due by Period	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Recorded Contractual Obligations
Debt(1)	$228,599	$225,404	$2,985	$210	—
Film entertainment rights purchase obligations(2)	194,202	105,128	89,074	—	—

Unrecorded Contractual Obligations
Operating leases	2,945	1,410	1,490	45	—

Interest payments on debt(3)	10,889	10,493	378	18	—

Total	$436,635	$342,435	$93,927	$273	—

(1)	On January 5, 2012, we entered into a $150.0 million revolving credit facility which will mature in January 2017 and replaced certain existing revolving credit facilities at Eros Worldwide.
(2)	Filmed entertainment rights purchase obligations include agreements for the purchase of film content where all significant terms have been agreed, for both co-production and acquisition.
(3)	The amounts shown in the table include future interest payments on variable and fixed rate debt at current interest rates ranging from 1.68% to 11.78%.

Off-Balance Sheet Arrangements

From time to time, to satisfy our filmed content purchase contracts, we obtain guarantees or other contractual arrangements, such as letters of credit, as support for our payment obligation. As of December 31,

2011, we had entered into letters of credit in an aggregate amount of $46.0 million and guarantees of $15.5 million in favor of certain film producers securing our obligations with respect to certain filmed entertainment rights which we are under contractual obligations to purchase upon the occurrence of certain events. We have no other off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on our consolidated financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

Concentration of Customer Credit Risk

From time to time, we have significant concentration of credit risk under certain individual television syndication deals or music licenses. Where we determine the magnitude of the risk associated with a particular customer to be high, we seek to minimize this risk through contractual terms that require payment before the airing or usage of the applicable content. By requiring payment prior to airing or usage of our content, if the customer does not make payments pursuant to the contract terms, we can seek to sell the content to another party.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with IFRS as issued by the IASB, which requires management to make estimates, judgments and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Management considers the following accounting policies to be critical because they are important to our financial condition and results of operations and require significant judgment and estimates on the part of management in their application. The development and selection of these critical accounting policies have been determined by our management and the related disclosures have been reviewed with the Audit Committee of our Board of Directors. For a summary of all our accounting policies, see Note 3 to our Consolidated Financial Statements appearing elsewhere in this prospectus.

Use of estimates

Estimates and judgments are evaluated on a regular basis and are based on historical experience and other factors, such as expectations of future events that are believed to be reasonable under the present circumstances. We make estimates and assumptions concerning the future, and these estimates, by definition, may differ materially from actual results.

Revenue

Revenue is measured by reference to the fair value of consideration received or receivable from customers. Revenue arising from the distribution or other exploitation of films and other content produced by third parties or by us, is recognized, net of sales taxes, when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service is available for delivery and collectability is reasonably assured. Cash received and amounts invoiced in connection with contractual arrangements for which revenue is not yet recognizable pursuant to these criteria, such as pre-sale amounts, is classified as deferred revenue. We consider the terms of each specific arrangement to determine the appropriate accounting treatment for revenue recognition. The following additional criteria apply to certain of our specific revenue streams:

•

Theatrical: We recognize revenue based on our share of third party reported box office receipts for the measurement period. In instances where we have a minimum guarantee, we recognize that amount if due on or prior to the measurement date, but never prior to delivery or on the release date.

•	Television: Revenues are recognized when the content is available for delivery.

•

Digital and ancillary: Where we distribute through a sub-distributor, we recognize DVD, CD and video minimum guarantee revenues on the contract date and we recognize additional revenues as reported by third party licensees. Provision is made for returns where applicable. Digital and ancillary revenues are recognized at the earlier of when the content is accessed or reported by the contractual counterparty. Visual effects, production and other fees for services rendered by us and overhead recharges are recognized in the period in which they are earned, and the stage of production is used to determine the proportion recognized in the period.

Intangible assets

We are required to identify and assess the income generating life of each intangible asset. Judgment is required in making these determinations and setting an amortization rate for such assets. We test annually whether there are any indications of impairment of our intangible assets in accordance with IAS 36: Impairment of Assets, an International Accounting Standard, or IAS. Management also regularly reviews and revises its estimates when necessary, which may result in a change in the rate of amortization and/or a write down of the asset to fair value.

Accounting for film content under IFRS requires management’s judgment regarding total revenues to be received on such film content and costs to be incurred throughout the income generating life of such film or its license period, whichever is the shorter. Where we make an advance to secure film content or the services of talent associated with a film product, we also consider the recoverability of such advance, or the likelihood that such advance will result in a saleable asset. Judgments are also used to determine the amortization of capitalized film content costs where management seeks to write down the capitalized cost of content in line with the expected revenues arising from the content. For first release film content, we use a stepped method of amortization based on management’s judgment taking into account historic and expected performance, writing off a significant portion of the capitalized cost for such films in the first 12 months of their initial commercial exploitation, and then the balance over the lesser of the term of the rights held by us and nine years. Similar management judgment taking into account historic and expected performance is used to apply a stepped method of amortization on a quarterly basis within the first 12 months, writing off a significant portion of the capitalized cost in the quarter of theatrical release and the subsequent quarter. In fiscal 2009 and prior fiscal years, the balance of capitalized film content costs were amortized over a maximum of four years rather than nine. In the case of film content that we acquire after its initial exploitation, commonly referred to as catalogs amortization is spread evenly over the lesser of ten years after our acquisition or our license period. Management applies this method by using its judgment to write down the capitalized cost of film content during its first 12 months of commercial exploitation and in line with the expected revenues arising from the content over its estimated useful life. Each of these calculations requires judgments and estimates to be made, and, as with goodwill, an unforeseen event could cause us to revise these judgments and assumptions affecting the value of the intangible assets. There may be instances where the useful life of an asset is shortened to reflect the uncertainty of its estimated income generating life. This is particularly the case when acquiring assets in markets that we have not previously exploited.

Valuation of available-for-sale financial assets

We follow the guidance of IAS 39: Financial Instruments—Recognition and measurement, or IAS 39, to determine when an available-for-sale financial asset is impaired. This determination requires significant judgment. In making this judgment, we evaluate, among other factors, the duration and extent to which the fair value of an investment is less than its cost and the financial health of and near-term business outlook of the investment, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

Income taxes and deferred taxation

We are subject to income taxes in various jurisdictions. Judgment is required in determining the worldwide provision for income taxes, taking into account management’s analysis of future taxable income, reversing temporary differences and preparing ongoing tax planning strategies. During the normal course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. Judgment is also used when determining whether we should recognize a deferred tax asset, based on whether management considers that there is sufficient certainty in future earnings to justify the carry forward of assets created by tax losses.

Where the ultimate outcome of a transaction is different than was initially recorded, there may be an impact on the income tax and deferred tax provisions.

Share-based payments

We are required to measure the fair value of equity settled transactions with employees at the grant date of the equity instruments. The fair value is determined principally using the Black-Scholes model which requires assumptions regarding interest free rates, share price volatility and the expected life of an employee equity instrument. For further discussion of the basis and assumptions used to determine fair value, see Note 19 to our Consolidated Financial Statements appearing elsewhere in this prospectus.

Goodwill

Our management tests annually whether goodwill has suffered impairment, in accordance with our accounting policies and practices. In accordance with IFRS rules, the recoverable amount of cash-generating units has been determined based on value in use calculations. These calculations require estimates to be made which are based on management assumptions. However, if there is an unforeseen event which materially affects these assumptions, such event could lead to a write down of goodwill.

Basis of consolidation

Judgment is required to establish which entity is the acquiring or parent entity in consolidating entities that make up our consolidated group. Material balance sheet adjustments may be required if circumstances change and a different parent or acquiring entity is used.

New Accounting Pronouncements

We adopted IFRS 7: Financial Instruments—Disclosures, or IFRS 7, during fiscal 2010. IFRS 7 requires certain disclosures to be presented by category of instrument based on the IAS 39 measurement categories. Certain other disclosures are required to be presented by class of financial instrument, requiring a company to group its financial instruments into classes of similar instruments appropriate to the nature of the information presented. We adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value during fiscal 2012. Under this amendment, the required disclosures of fair value measurements are grouped into the following levels: Level 1 fair value measurements derived from unadjusted quoted prices in active markets for identical assets or liabilities; Level 2 fair value measurements derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and Level 3 fair value measurements derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

We adopted IFRS 8: Operating Segments, or IFRS 8, during fiscal 2010. IFRS 8 requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by our Chief Executive Officer. Provided certain quantitative and qualitative criteria are fulfilled, IFRS 8 permits the aggregation of these components into reportable segments for the purposes of disclosure in our financial statements. In assessing our reportable segments, we have reviewed the similar economic characteristics of certain operating segments, their shared client base, the similar nature of their products or services and their long-term margins, among other factors. As a result of this assessment, we concluded that the reportable business segments identified under the previous standard (IAS 14 Segmental Reporting) remain appropriate under IFRS 8.

In fiscal 2010, we also adopted IAS 1 (revised) Presentation of Financial Statements, which requires the presentation of a statement of changes in equity as a primary financial statement. As a result, a consolidated statement of changes in equity has been included in our Consolidated Financial statements, showing changes in each component of equity for each year presented.

In fiscal 2012, we adopted IAS 12: Deferred Tax: Recovery of Underlying Assets which, by introducing a presumption that recovery of the carrying amount will normally be through sale, provides an exception to the principle that the measurement of deferred tax liabilities and deferred tax assets should reflect the tax consequences that would follow from the manner in which the entity expects to recover or settle the carrying amount of its assets and liabilities. There has been no impact on the Consolidated Financial Statements.

Also in fiscal 2012, we adopted IAS 24: Related Party Disclosures, which provides partial exemptions for certain government related entities and a revised definition of a related party. There was no impact on the disclosures or identification of related parties. We have become subject to other recent IFRS, IAS and IFRS Interpretations Committee standards and interpretations, and may become subject to others due to be introduced in the future. We do not consider that these standards and interpretations will have a material impact on the Consolidated Financial Statements, although they may result in additional disclosures when they come into effect.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to financial risks, including interest rate risk, foreign currency risk and equity risk:

Interest Rate Risk

We seek to mitigate interest rate risk through the use of fixed and floating rates on our borrowings. As at December 31, 2011, we had fixed $100.0 million of our borrowings by way of interest rate swap contracts which expire in 2012, representing 43.8% of our total borrowings as at December 31, 2011. A 1% increase in the interest rate underlying our outstanding indebtedness would lead to an annual increased interest expense of $1.0 million in fiscal 2011, compared to $0.9 million in fiscal 2010, and an equal and opposite impact would be felt if rates fell by 1%. Under our interest swap contracts, we have agreed to exchange the difference between fixed and floating rate interest amounts calculated on a specified notional principal amount. Such contracts enable us to mitigate the risk of changing interest rates on the cash flow of issued variable rate debt. The fair value of interest swaps, which are in designated hedge accounting relationships, at the reporting date is determined by discounted future cash flows using the forward rate at the reporting date. We have adopted policies that are used when entering into any such transactions. We do not enter into hedge contracts or other similar transactions for speculative purposes.

2009 Interest Rate Swap

We entered into an interest rate swap contract related to our borrowings with a notional value of $100.0 million, which contract was effective as of September 17, 2008 and expires in September 2012 and therefore has had, and will continue to have, an impact on our interest expense throughout its duration. Under the 2009 interest rate swap contract, we pay a fixed interest of 3.52% over the term and receive in exchange three month US$ LIBOR rate. During the year ending March 31, 2012, we expect $3.3 million will be reclassified to interest expense related to the 2009 interest rate swap.

2011 Interest Rate Swap

We entered into an interest rate swap contract related to our borrowings with a notional value of $100.0 million, which contract was effective as of March 15, 2011 and expires in September 2012 and therefore has had, and will continue to have, an impact on our interest expense throughout its duration. Under the 2011 interest rate swap contract, we pay three month US$ LIBOR rate and receive in exchange a fixed interest rate of 3.52% over the term. During the year ending March 31, 2012, we expect no amount will be reclassified to interest expense related to the 2011 interest rate swap.

2012 Interest Rate Swap

We entered into an interest rate swap contract related to our borrowings with a notional value of $100.0 million, which contract is effective from September 2012 and expires in September 2022, and therefore will have an impact on our interest expense throughout its duration. Under the interest rate swap contract, we pay one month US$ LIBOR rate plus 1.77% over the term and receive in exchange one month US$ LIBOR rate. Under the 2012 interest rate swap contract, we received the sum of $5.0 million on February 23, 2012. During the year ending March 31, 2012, we expect no amount will be reclassified to interest expense related to the 2012 interest rate swap.

2012 Interest Rate Floor

We entered into an interest rate floor contract related to our borrowings with a notional value of $100.0 million which is effective from September 2012 and expires in September 2022. Under the 2012 interest rate floor contract, we will pay the higher of the floor rates commencing at 0.5% for the first year and increasing annually thereafter to 1.0%, 1.25%, 2.0%, 2.5%, 2.75% and subsequently 3.0% for the remainder of the contract, and the 1 month US$ LIBOR Rate on our borrowings. In the event that the one month US$ LIBOR rate is lower than the applicable floor rate, we will additionally pay the difference between the one month US$ LIBOR rate and the floor rate on our borrowings. Under the terms of the interest rate floor contract, we received the sum of $5.0 million on February 23, 2012. During the year ending March 31, 2012, we expect no amount will be reclassified to interest expense related to the 2012 interest rate floor.

2012 Interest Rate Cap

We entered into an interest rate cap contract related to our borrowings with a notional value of $100.0 million, which is effective from September 2012 and expires in September 2022. Under the 2012 interest rate cap contract, in the event that the one month US$ LIBOR sets above 6.0%, we will receive, on a monthly basis, the difference between one month US$ LIBOR Rate and the cap rate of 6.0%. During the year ending March 31, 2012, we expect no amount will be reclassified to interest expense related to the 2012 interest rate cap.

Foreign Currency Risk

We operate throughout the world with significant operations in India, the British Isles, the United States and the United Arab Emirates. As a result we face both translation and transaction currency risks which are principally mitigated by matching foreign currency revenues and costs wherever possible. Our major revenues are denominated in U.S. Dollars, Indian Rupees and British pound sterling, which management seeks to match where possible to our costs to create an automatic hedge against foreign currency exchange movements. A uniform decrease of 10% in exchange rates of the U.S. dollar against all foreign currencies as of December 31, 2011 would have a cumulated negative impact of $5.6 million on our net income. An equal and opposite impact would be experienced in the event of an increase by the same percentage. Although we have not historically used hedging transactions to mitigate any risks in movements between the U.S. Dollar and the Indian Rupee, we will consider entering into such hedging transactions in the future based on market conditions at the time.

Equity Risk

We are exposed to market risk relating to changes in the market value of our investments, which we hold for purposes other than trading. We invest in equity instruments of private and public companies for operational and strategic business reasons. These securities are subject to significant fluctuations in fair market value due to volatility in the industries in which they operate and if applicable, the associated stock market. As of December 31, 2011, the aggregate value of all such equity investments was $25.5 million. For further discussion of our investments, see Note 12 to our Consolidated Financial Statements appearing elsewhere in this prospectus.

INDUSTRY

As a leading global company in the Indian film entertainment industry, we operate both in the domestic Indian film industry and the global film industry as it relates to Indian film content. Since no reliable third party data exists for the Indian film content portion of the global film industry, and since our revenues from India have represented an average of approximately 65% of our aggregate revenues over the past three fiscal years and 66.7% over the nine months ended December 31, 2011, we have included a discussion of only the domestic Indian film industry. Although the following discussion describes historical growth in the Indian film industry as well as projections for future growth, there is no guarantee that any such future growth will occur.

The Macroeconomic Environment in India

With a population of 1.2 billion and real gross domestic product, or GDP, of $2.0 trillion, India was the second most populous country and ninth largest economy in the world in 2011. India’s real GDP experienced a compound annual growth rate, or CAGR, of 8.1% from 2006 through 2011, and, despite a slowdown in macroeconomic conditions in 2011, is projected to grow at a CAGR of 8.2% from 2011-2016, according to Euromonitor International.

Indian Real GDP ($ mm)
	2006	2007	2008	2009	2010	2011
Real GDP	$1,333	$1,467	$1,559	$1,664	$1,829	$1,965
Year Over Year Growth		10.1%	6.2%	6.8%	9.9%	7.4%

Projected GDP Growth in Selected Countries, 2011-2016

Real GDP Growth
China	8.2%
India	8.2
Brazil	3.9
US	2.3
UK	1.7

According to the CIA World Factbook, the Indian population with a median age of 26.2 years is relatively younger than UK (40.0), US (36.9), China (35.5) and Brazil (29.3). According to the McKinsey Global Institute, the Indian middle class (defined as households earning between approximately $3,800 and $18,900 per year) increased from approximately 9.5 million households in 2000 to 31.1 million households in 2008, and is projected to grow to approximately 148.1 million households by 2030. This growing middle class has led to increased discretionary spending on items such as entertainment, according to the McKinsey Global Institute and Research on India. According to the McKinsey Global Institute and Research, disposable income in India is projected to grow from $443 billion in 2005 to $1.69 trillion in 2025.

Growth of the Indian Media and Entertainment Industry

The Indian media and entertainment industry has benefited from India’s recent economic expansion and demographic trends. This industry is projected to more than double from $13.7 billion in 2011 to $27.5 billion in 2016, reflecting a CAGR of 14.9%. This growth is being driven, in part, by favorable demographic trends in India, including the growth of the Indian middle class.

Overall Indian media and entertainment industry revenue outlook(a)

(a)	Other includes radio, music, out of home, animation / VFX, gaming and digital advertising.

Source: FICCI Report 2012

Theatrical

The Indian film entertainment industry, a subset of the Indian media and entertainment industry, is the largest in the world in terms of the total movies released theatrically. According to a 2010 report by Investec Securities, over 1,000 movies are released theatrically in India each year. By comparison, over 525 movies were released theatrically in the U.S. in 2010 according to boxofficemojo.com. Of the overall Indian media and entertainment industry’s $13.7 billion in revenues in 2011, film entertainment constituted 12.8%, or $1.8 billion, and is projected to grow to $2.8 billion by 2016, reflecting a 10.1% CAGR, according to the FICCI Report 2012.

Screens per million population

Source: “India Entertainment and Media Outlook 2011,” PWC

Additional new multiplex screens, which are typically located in urban areas and generally sell tickets at higher average ticket prices than single screen theaters, have supported and are projected to continue to support film industry growth. According to ScreenDigest, the number of multiplex screens in India grew at a CAGR of 66% from 2005 to 2010, although there can be no assurances that such growth will continue.

Number of Multiplex Screens - India 2005-2010

Source: ScreenDigest

Despite this historic growth, India’s film industry, when compared with film industries in more developed economies, is a relatively underserved market that presents substantial opportunities for additional growth. According to ScreenDigest, the number of multiplex screens in India is projected to increase from approximately 1,300 in 2011 to approximately 1,800 screens in 2015.

Number of multiplex screens	Ticket price growth

Source: ScreenDigest

Participants in the Indian film entertainment industry are also investing in newer technologies such as digital theatrical distribution. Film companies are increasingly adopting digital prints instead of physical prints, which in turn is increasing the number of available prints. According to the FICCI Report 2012, from 2010 to 2011, the typical number of prints for domestic theatrical release increased from 1,200 to 2,500-3,000 for big budget films and 600 to more than 1,000 for mid budget films. For Hindi films, digital prints, as a percentage of total prints, averaged greater than 80% in 2011. Digital technology enables Indian film distributors to increase their distribution efficiency and reduce costs.

India’s diverse regional cultures also present growth opportunities for regional content. According to the FICCI Report 2011, the number of regional films increased from 2008 to 2010, and is projected to further increase. In 2011, non-Hindi films represented 83% of the total number of films distributed in India, but accounted for a minority of total Indian box office revenues. Industry growth drivers such as increased multiplex penetration, digitization of single screen theaters and focus on marketing, and improvement in production quality, suggest an increase in market opportunities for regional films.

Indian films by language

Hindi and Regional films as a percentage of total films	Split of regional films (2011)

Source: FICCI Report 2012

With a limited number of screens and a large number of films entering the market each year, a film’s opening weekend performance is a crucial factor in determining a film’s economic success. Based on information from BoxOfficeIndia.com, opening week box office revenue in India for the top five films as a percentage of such films’ total theatrical revenue increased from 47.8% in 2007 to 63.9% in 2010. This trend indicates that the window to generate theatrical revenue is shortening. This has intensified competition between film entertainment industry participants to position films on key release weekends.

Opening week box office revenue as a percentage of total theatrical revenue

Source: Based on information from BoxOfficeIndia.com for the top five films as measured by India-based revenue in each calendar year.

Television

Television industry size

Source: FICCI Report 2012

India is the world’s third largest television market as measured by number of households, with an estimated 146 million television households in 2011, of which more than 110 million households had cable or satellite service, according to FICCI Report 2012. Television household penetration in India in 2011 remained relatively low at 61% compared to China and Brazil, where the penetration was estimated at 98% and 90%, respectively, according to FICCI Report 2012. Driven by favorable macroeconomic conditions and both subscription and advertising revenue growth, India’s television industry is projected to more than double between 2011 to 2016, growing from $6.2 billion in 2011 to $13.9 billion in 2016, reflecting a CAGR of 17.4%. We expect that television industry growth will significantly increase demand for quality content such as films.

Factors such as the digitization of television, growth in advertising spend, increased viewership penetration and the proliferation of niche and regional content have contributed to the rapid rise in the number of channels in India over the past few years that compete for quality programming in order to attract advertising and subscription revenues. With the government of India passing a bill for the mandatory digitization of cable television networks by December 31, 2014, an estimated 70 million primarily analog cable homes in India will convert to digital platforms and pay television average revenue per user, or ARPU, levels increase, it will likely further spur demand for quality content, presenting additional opportunities for content monetization through services such as on-demand films.

Pay TV subscriber base (in millions)	India Pay TV ARPU Per Month

Source: FICCI Report 2012

India TV Viewership Share (%)(a)	Number of TV channels(b)

Source: FICCI Report 2012

(a)	For calendar year 2011
(b)	Represents total number of unique channels available in India carried by DTH, broadcast multi system cable operators and local cable operators.

Television distribution is an important component of a film’s revenue lifecycle. Feature films are vital to India’s TV programming lineup, as reflected by increasing television ratings points on GEC channels, or TRPs, for films. TRPs of top films shown on television in 2011 and 2010 were higher than those in 2009.

Digital and ancillary

Following international trends, digital media is playing an increasingly important role in the Indian media industry. With the rapid convergence of media and technology, entertainment companies are digitizing their content and leveraging digital platforms such as mobile and broadband to exploit their content.

Broadband and mobile

Within India, the number of individuals utilizing electronic devices with internet connectivity is rapidly expanding and is projected to continue. Despite significant growth in users, Indian internet penetration is still in its relatively early stages with the number of internet users in India as a percentage of the population at 10.9% in 2011.

Internet Users 2011

Internet users as a percentage of total population in 2011
India	10.9%
Brazil	43.4
China	39.2
USA	80.1
UK	86.8

Source: Euromonitor International, FICCI Report 2012

According to FICCI Report 2012, the number of internet connections in India is also projected to grow at a CAGR of 38% from an estimated 88 million connections in 2011 to 443 million connections in 2016. Wireless internet connections are expected to comprise greater than 70% of total connections from 2011-2016. Taking into account multiple users for a single connection, the number of internet users reached 132 million in 2011 and is projected to reach 546 million by 2016. In addition according to equity research analyst Edelweiss, India’s e-commerce market is projected to grow at a CAGR of 81% from $0.6 billion in 2011 to $11.8 billion in 2016, highlighting the potential for the digital commerce in India. As broadband penetration continues to increase, streaming media content over the Internet is projected to increase among consumers, driving further demand for premium content, and becoming an important advertising medium for advertisers.

Indian internet connections (In millions)	Indian internet users (In millions)	Indian e-commerce market (USD billions)

Source: FICCI Report 2012, Edelweiss

Broadband and mobile platforms present growing digital avenues to exploit content. According to Euromonitor International, the number of mobile subscribers in India is projected to grow from over 900 million subscribers in 2011 to over 1.3 billion subscribers in 2016. According FICCI Report 2012, smartphone usage is expected to rapidly increase from 10 million active internet enabled smartphones in 2011 to 264 million in 2016. The proliferation of digital devices with internet connectivity has created a new market for digital on-demand and premium add-on mobile services, also known as value added services, such as ring-tones.

Indian mobile subscribers (In millions)	Indian active smartphones (In millions)

Source: Euromonitor International	Source: FICCI Report 2012

Music

The Indian music industry generally is dominated by music from films. Music is an integral part of Indian film promotion and generates additional revenue streams for film companies. In 2011, the Indian music industry generated $170 million in revenue, of which 70%, according to industry sources, was derived from film soundtracks. The Indian music industry is projected to grow to $343 million by 2016, reflecting a CAGR of 15.1%, according to the FICCI Report 2012. Digital distribution made up almost 60% of India’s total music industry revenue in 2011. As digital music distribution continues to grow, opportunities to reach a larger audience base should increase.

2011 Music Industry Distribution

2011 total revenue: $170 million

Source: FICCI Report 2012

Animation, VFX and Post Production

The Indian animation, VFX and post production industries have grown rapidly and garnered worldwide recognition, with Indian animation and VFX companies winning several mandates for Indian and foreign films. With technological advancements and increasing market share, the Indian animation, VFX and post production industries are projected to more than double from $585 million in 2011 to approximately $1.3 billion in 2016, reflecting a CAGR of 17.3%, according to the FICCI Report 2012.

Size of Animation, VFX and Post-Production Industries

Source: FICCI Report 2012

BUSINESS

Overview

We are a leading global company in the Indian film entertainment industry, and we co-produce, acquire and distribute Indian language films in multiple formats worldwide. Our success is built on the relationships we have cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in our industry. Leveraging these relationships, we have aggregated rights to over 1,900 films in our library, plus approximately 700 additional films for which we hold digital rights only, including recent and classic titles that span different genres, budgets and languages, and we have distributed a portfolio of over 270 new films over the last three completed fiscal years and 61 in the nine months ended December 31, 2011. New film distribution across theatrical, television and digital channels along with library monetization provide us with diversified revenue streams.

Our goal is to co-produce, acquire and distribute Indian films that have a wide audience appeal. We have released internationally or globally Hindi language films which were among the top grossing films in India in 2010 and 2009. In each of the fiscal years ending in 2011, 2010 and 2009, we released 12 Hindi language films globally, and in the nine months ended December 31, 2011, we released 10 Hindi language films globally. These Hindi films form the core of our annual film slate and constitute a significant portion of our revenues and associated content costs. The balance of our typical annual slate for these years of over 60 other films was comprised of Tamil and other regional language films.

Our distribution capabilities enable us to target a majority of the 1.2 billion people in India, our primary market for Hindi language films, where, according to BoxOfficeIndia.com, we released three of the top ten grossing Hindi language films in India in 2010 and 2009. Our distribution capabilities further enable us to target consumers in over 50 countries internationally, including markets with large South Asian populations, such as the Middle East, and the United States and the United Kingdom, where according to Nielsen EDI we had a market share of 45% of all theatrically released Indian language films in 2011 based on gross collections in each of these two markets. Other international markets that exhibit significant demand for subtitled or dubbed Indian-themed entertainment include Europe and Southeast Asia. Depending on the film, the distribution rights we acquire may be global, international or India only. Recently, as demand for regional film and other media has increased in India, our brand recognition in Hindi films has helped us to grow our non-Hindi film business by targeting regional audiences in India and beyond. With our distribution network and Tamil film distribution capabilities through our majority owned subsidiary, Ayngaran International Limited, or Ayngaran, we believe we are well positioned to expand our offering of non-Hindi content.

We distribute our film content globally across the following distribution channels: theatrical, which includes multiplex chains and stand-alone theaters; television syndication, which includes satellite television broadcasting, cable television and terrestrial television; and digital, which includes primarily internet protocol television, or IPTV; video on demand, or VOD; and internet channels, including our recently launched on-demand entertainment portal accessible via internet-enabled devices, Eros Now. We develop what we believe to be cost-effective integrated marketing campaigns that we tailor to each movie and market, utilizing strategies such as pre-releasing music prior to the theatrical release date of the related film, and promoting product tie-ins that feature film characters and themes. Our average marketing and distribution spend on print and advertising for our high budget films is typically around 20% of production costs. Additionally, we use a pre-sale strategy to offset production costs and mitigate individual film risk by entering into contractual arrangements prior to a high budget film’s release to recover a substantial portion of our capitalized film costs through the licensing of television, music and other distribution rights.

Our total revenues for fiscal 2011 increased to $164.6 million from $149.7 million for fiscal 2010 and to $166.3 million for the nine months ended December 31, 2011 from $124.3 million for the nine months ended December 31, 2010, EBITDA increased to $58.6 million for fiscal 2011 from $53.2 million for fiscal 2010 and to $59.6 million for the nine months ended December 31, 2011 from $45.4 million for the nine months ended December 31, 2010 and our net income increased to $47.6 million for fiscal 2011 from $42.4 million for fiscal

2010 and to $45.5 million for the nine months ended December 31, 2011 from $37.4 million for the nine months ended December 31, 2010.

Our Competitive Strengths

We believe the following competitive strengths position us as a leading global company in the Indian film entertainment industry.

Leading co-producer and acquiror of new Indian film content, with an extensive film library.

As one of the leading participants in the Indian film entertainment industry, we believe our size, scale and leading market position will continue contributing to our growth in India and internationally, and will position us to capitalize on the Indian media and entertainment industry, which has grown in recent years and we believe will continue to grow. We have established our size and scale by aggregating a film library of over 1,900 films, plus approximately 700 additional films for which we hold digital rights only, and releasing over 270 new films over the last three fiscal years. We have demonstrated our leading market position by releasing, internationally or globally, Hindi language films which were among the top grossing films in India in 2011, 2010 and 2009. We believe that we have strong relationships with the Indian creative community and a reputation for quality productions. We feel that these factors, along with our worldwide distribution platform, will enable us to continue to attract talent and film projects of a quality that we believe is one of the best in our industry and building what we believe is a strong film slate for fiscal 2013 with some of the leading actors and production houses with whom we have previously delivered our biggest hits.

Established, worldwide, multi-channel distribution network.

We distribute our films to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. Internationally, our distribution network extends to over 50 countries, such as the United States, the United Kingdom and throughout the Middle East, where we distribute films to Indian expatriate populations, and to Germany, Poland, Russia, Indonesia, Malaysia, Taiwan, Japan, South Korea, China and Arabic speaking countries, where we release Indian films that are subtitled or dubbed in local languages. Through this global distribution network, we distribute Indian entertainment content over the following primary distribution channels – theatrical, television syndication and digital platforms. Our primarily internal distribution network allows us greater control, transparency and flexibility over the regions in which we distribute our films, resulting in higher profit margins as a result of the direct exploitation of our films without the payment of significant commissions to sub-distributors.

Diversified revenue streams and pre-sale strategies mitigate risk and promote cash flow generation.

Our business is driven by three major revenue streams:

•	theatrical distribution;

•	television syndication; and

•	digital distribution and ancillary products and services.

Each of these contributed almost equally to our total revenues in fiscal 2011. In the nine months ended December 31, 2011, theatrical distribution accounted for nearly 50% of revenues, and television syndication and digital distribution and ancillary products and services accounted for 30% and 20%, respectively, reflecting our diversified revenue base that reduces our dependence on any single distribution channel. We bundle library titles with new releases to maximize cash flows and we also utilize a pre-sale strategy to mitigate new production project risks by obtaining contractual commitments to recover a portion of our capitalized film costs through the licensing of television, music and other distribution rights prior to a film’s completion. For example, for high budget films that we released in fiscal 2012, we had contractual revenue commitments in place prior to their release that allowed us to recoup between 35% and 67% of our direct production costs for those films.

In addition, we further seek to reduce risk to our business by building a diverse film slate, with a mix of films by budget, region and genre that reduces our reliance on “hit films.” This broad based approach also enables us to bundle old and new titles for our television and digital distribution channels in order to generate additional revenues from content acquired over many years to produce consistent cash flows long after a film’s theatrical release period is completed. We believe our multi-pronged approach to exploiting content through theatrical, television syndication and digital channels, our pre-sale strategies and our portfolio approach to content sourcing and exploitation mitigates our dependence on any one revenue stream and enables us to generate a relatively stable source of cash flows.

Strong and experienced management team.

Our management team has substantial industry knowledge and expertise, with a majority of our executive officers and executive directors having been involved in the film, media and entertainment industries for more than 20 years. Their understanding of the Indian film business, including talent relationships and deal structuring, has served as a key driver of our strength in content sourcing. In particular, several members of our management team have established personal relationships with leading talent, production companies, exhibitors and other key participants in the Indian film industry, which have been critical to our success. Through their relationships and expertise, our management team has also built our global distribution network, which has allowed us to effectively exploit our content on a global basis.

Our Strategy

Our strategy is driven by the scale and variety of our content and the global exploitation of that content through diversified channels. Specifically, we intend to pursue the following strategies:

Co-produce, acquire and distribute high quality content to augment our library.

We will continue to leverage the longstanding relationships with creative talent, production houses and other key industry participants that we have built since our founding to source a wide variety of content. Our focus will be on investing in future slates comprised of a diverse portfolio mix ranging from high budget global theatrical releases to lower budget movies with targeted audiences, with an increased focus on higher budget films, which to-date have made up a smaller percentage of our library. We also plan to augment our library of over 1,900 films, plus approximately 700 additional films for which we hold digital rights only, with quality content for exploitation through our distribution channels and explore new bundling strategies to monetize existing content.

Capitalize on positive industry trends in the Indian market.

Propelled by the economic expansion within India and the corresponding increase in consumer discretionary spending, FICCI Report 2012 projects that the dynamic Indian media and entertainment industry will grow at a 14.9% compound annual growth rate, or CAGR, from $13.7 billion in 2011 to $27.5 billion by 2016, and that the Indian film industry will grow from $1.8 billion in 2011 to $2.8 billion in 2016. India is one of the largest film markets in the world. According to ScreenDigest, the number of multiplex screens in India is projected to increase from approximately 1,300 in 2011 to approximately 1,800 screens in 2015. In light of the fact that multiplex theaters generally sell tickets at higher prices than single screen theaters, it is expected that average ticket prices will increase.

The Indian television market is the third largest in the world, reaching 146 million television, or TV, households in 2011, of which over 74 million were cable households and around 37 million were direct to home, or DTH, households, which receive programming wirelessly via digital satellite. FICCI Report 2012 projects that the Indian television industry will grow from $6.2 billion in 2011 to $13.9 billion in 2016. The growing size of the TV industry has led television satellite networks to provide an increasing number of channels, resulting in competition for quality feature films for home viewing in order to attract increased advertising and subscription revenues.

Broadband and mobile platforms present growing digital avenues to exploit content. According to FICCI Report 2012, the number of internet users reached 132 million in 2011 and is projected to reach 546 million by 2016. Smartphone usage is expected to rapidly increase from 10 million active internet enabled smartphones in 2011 to 264 million in 2016. The $170 million Indian music industry, of which 70% came from film music in 2010, is projected to grow to $291 million by 2015. Although all of these projections generally align with management’s expectations for industry growth, there is no guarantee that such future growth will occur.

We will take advantage of the opportunities presented by these trends within India to monetize our library and distribute new films through existing and emerging platforms, including by exploring new content options for expanding our digital strategy such as filming exclusive short form content for consumption through emerging channels such as mobile and internet streaming devices.

Further extend the distribution of our content outside of India to new audiences.

We currently distribute our content to consumers in more than 50 countries, including markets where there is significant demand for subtitled or dubbed Indian-themed entertainment, such as Europe and Southeast Asia, as well as to markets where there is a significant concentration of South Asian expatriates, such as the Middle East, the United States and the United Kingdom. We intend to promote and distribute our films in additional countries, and further expand in countries where we already distribute, when we believe that demand for Indian filmed entertainment exists or the potential for such demand exists. For example, we have recently entered into arrangements with local distributors in Taiwan, Japan, South Korea and China to distribute dubbed or subtitled Eros films through theatrical release, television broadcast or DVD release. Additionally, we believe that the general population growth in India over recent years will eventually lead to the growth of the South Asian diaspora, resulting in increased demand for our films internationally.

Increase our distribution of content through digital platforms globally.

We intend to continue to distribute our content on existing and emerging digital platforms. We also have an ad-supported YouTube portal site on Google that hosts an extensive collection of clips of our content and has generated over one billion aggregate views. In North America, we have an agreement with International Networks, a subsidiary of Comcast, to provide a subscription video on demand, or SVOD, service called “Bollywood Hits On Demand” that is currently carried on Comcast, Cox Communications, Rogers Communication, Cablevision and Time Warner Cable. We have recently expanded our digital presence with the launch of our on-demand entertainment portal Eros Now, which will leverage our film and music libraries by providing ad-supported and subscription-based streaming of film and music content via internet-enabled devices. We intend to pursue similar models utilizing our extensive film library to gain access to similar partners throughout the world. We believe new offerings and emerging distribution channels such as DTH satellite, VOD, mobile and internet streaming services will also provide us with significant growth opportunities.

Expand our regional Indian content offerings.

According to the FICCI Report 2012, regional media production in India is expected to be a growth driver in the Indian film entertainment industry for several years into the future. We will utilize our resources, international reputation and distribution network to continue expanding our non-Hindi content offerings to reach the substantial Indian population whose main language is not Hindi. While Hindi films retain a broad appeal across India, the diversity of languages within India allows us to treat regional language markets as distinct markets where particular regional language films have a strong following. In addition to Tamil, we plan to expand our content for selected regional languages such as Marathi, Telugu and Punjabi. We intend to use our existing distribution network across India to distribute regional language films to specific territories at low incremental costs. Where opportunities are available and where we have the rights, we also intend to exploit re-make rights to some of our popular Hindi movies to develop profitable non-Hindi language content with proven audience appeal targeted towards these regional audiences.

Capitalize on our competitive advantage.

We intend to build on our leadership position within the Indian film entertainment industry to further expand our scale and strengthen our market position. One area we plan to focus on is expanding the opportunities for exploiting our content, such as through our expected acquisition of global television network B4U, which operates two channels dedicated to broadcasting film and music content. We will leverage our extensive library, distribution network, talent relationships and strong balance sheet, which we believe give us a competitive advantage to expand within the broader Indian media and entertainment industry.

Slate Profile

The success of our film distribution business lies in our ability to acquire content. Each year, we focus on the acquisition and distribution of a diverse portfolio of Indian language and themed films that we believe will have a wide audience appeal. In each of the past four fiscal years, we have released over 70 films per year, and for fiscal 2012, our releases included 28 new Hindi films of which six were high budget films and 49 Tamil and other regional language films. In addition, we currently have seven high budget films scheduled for release for fiscal 2013.

Our typical annual slate of new releases consists of both Hindi language films as well as films produced specifically for audiences whose main language is not Hindi, primarily Tamil, and to a lesser extent other regional Indian languages. Our most expensive films are generally the 11 to 12 Hindi language films we release domestically each year. Of those films, we generally have one to six high budget films. The remainder of the Hindi language films included in each annual new release slate is built around these high budget films to create a slate that will attract varying segments of the audience, and typically includes four to 12 medium budget films. The remainder of the slate consists of Hindi and other language films that are generally lower budget films.

We have increased our focus on high and medium budget Hindi films because these films typically have better production values and more recognizable stars that typically attract larger theatrical audiences. These high budget films also typically drive higher revenues from television syndication in India. We seek to mitigate the risks associated with these higher budget films through the use of our extensive pre-sale strategy. For example, our slate contained two, three, three and six high budget Hindi films in fiscal 2009, 2010, 2011 and 2012 respectively.

Nielsen EDI reports our 2011 market share as 45% of all theatrically released Indian language films in both the United States and the United Kingdom based on gross collections, and from 1980 to 2011 we had the highest market share of all theatrically released Indian language films in the United Kingdom based on gross collections.

Hindi Film Content. Our typical annual slate of films is comprised of primarily high or medium budget films in the popular comedy and romance genres.

Selected Releases in Fiscal Year Ended March 31, 2012(a)

Film	Cast/Director	Co-Production/ Acquisition	Genre	Actual Month of Release
RA.One	Shahrukh Khan, Kareena Kapoor, Anubhav Sinha (director)	Acquisition	Family entertainment	October 2011
Rockstar	Ranbir Kapoor, Nargis Fakhri, Imtiaz Ali (director)	Acquisition	Youth/Romance	November 2011
Desi Boyz	Akshay Kumar John Abraham, Deepika Padukone, Rohit Dhawan (director)	Co-production	Romance/Comedy	November 2011
Agneepath	Hrithik Roshan, Sanjay Dutt, Priyanka Chopra, Rishi Kapoor, Karan Malhotra (director)	Acquisition (International only)	Action/Drama	January 2012
Agent Vinod	Saif Ali Khan, Kareena Kapoor, Sriram Raghavan (director)	Co-production	Action/Romance	March 2012

(a)	The list of films set forth in the table above is for illustrative purposes only, is not complete and only includes releases since October 1, 2011.

Releases and Certain Anticipated Releases for Fiscal Year Ending March 31, 2013(a)

Film	Cast/Director	Co-Production/ Acquisition	Genre	Release Date or Scheduled Quarter of Release
Housefull 2	Akshay Kumar, John Abraham, Riteish Deshmukh, Shreyas Talpade, Asin, Sajid Khan (director)	Acquisition	Romance/Comedy	Released April 5, 2012
Teri Meri Kahani	Shahid Kapoor, Priyanka Chopra, Kunal Kohli (director)	Co-production	Romance	June 2012
Cocktail	Saif Ali Khan, Deepika Padukone, Homi Adajania (director)	Co-production	Romance	September 2012
Kochadaiyaan (Tamil)	Rajinikanth, Soundarya R Ashwin (director)	Co-production	Mythological	December 2012
Khiladi 786	Akshay Kumar, Ashish R Mohan (director)	Co-production	Action/Comedy	December 2012
Yohan Adhayam Ondru (Tamil)	Vijay, Gautham Vasudev Menon (director)	Co-production	Action	December 2012
Ram Leela	Ranvir Singh, Kareena Kapoor, Sanjay Leela Bhansali (director)	Co-production	Romance	March 2013

(a)	The list of films set forth in the table above is for illustrative purposes only and is not complete. All information for the films that have not yet been released is tentative and subject to change. Due to the uncertainties involved in the development and production of films, the date of their completion can be significantly delayed, planned talent can change and, in certain circumstances, films can be cancelled or not approved by the Indian Central Board of Film Certification. See “Risk Factors—Risks Relating to Our Business—Our films are required to be certified in India by the Central Board of Film Certification.”

Tamil and Other Regional Film Content. In order to respond to consumer demand for regional films, we have a slate of films produced in languages other than Hindi, such as Tamil, Marathi, Kannada, Telugu and Punjabi.

Our typical annual slate includes between 50 and 90 Tamil films, almost all of which are relatively low budget films. Tamil films are predominantly star-driven action films, which appeal to audiences distinct from audiences for more romance-focused Hindi films. Our Tamil language production, acquisition and distribution activities are primarily conducted through our majority owned subsidiary, Ayngaran.

We believe we can capitalize on the demand for regional films and replicate our success in Hindi and Tamil films for other distinct regional language films, including Marathi and Punjabi. In addition, the key Indian release dates for films, during school and other holidays, vary by region and therefore the ability to release films on different holidays in various regions expands the likely periods in which films can be successfully released. We intend to build up our portfolio of films targeting other regional language markets gradually.

Content Development and Sourcing

We currently acquire films using two principal methods – by acquiring rights for films produced by others, generally through a license agreement, and by co-producing films with a production house, typically referred to as a banner, that is usually owned by a top Indian actor, director or writer, on a project by project basis. We regularly co-produce and acquire film content from some of the leading banners in India, including Red Chillies Entertainment Private Limited, Illuminati Films, Nadiadwala Grandson Entertainment Pvt. Limited, Excel Entertainment, affiliates of Vinod Chopra Films Private Limited and affiliates of Venus Movies Private Limited. Regardless of the acquisition method, over the past five years, we have typically obtained exclusive global distribution rights in all media for a minimum period of five to 20 years from the Indian initial theatrical release date, although the term can vary for certain films for which we may only obtain international or only Indian distribution rights, and occasionally soundtrack or other rights are excluded from the rights acquired. On co-produced films, we typically have exclusive distribution rights for at least 20 years, co-own the copyright in such film in perpetuity and, after the exclusive distribution right period, share control over the further exploitation of the film.

We believe producers bring proposed films to us not only because of established relationships, but also because they want to leverage our proven distribution and marketing capabilities. Our in-house creative team also directly develops film ideas and contracts with writers and directors for development purposes. When we originate a film concept internally, we then approach appropriate banners for co-production. Our in-house creative team also participates in the selection of our slate with other members of our management through our analysis focused on the likelihood of the financial success of each project. Our management is extensively involved in the selection of our high budget films in particular. Regardless of whether a film will be acquired or co-produced, we determine the likely value to us of the rights to be acquired for each film based on a variety of factors, including the stars cast, director, composer, script, estimated budget, genre, track record of the production house, our relationship with the talent and historical results from comparable films.

Our primary focus is on sourcing a diversified portfolio of films expected to generate commercial success. We generally co-produce our high budget films and acquire rights to more medium and low budget films. Our model of acquiring or co-producing films rather than investing in significant in-house production capability allows us to work on more than one production with key talent simultaneously, since the producer or co-producer takes the lead on the time intensive process of production, allowing us to scale our film slate more effectively. The following table summarizes typical terms included in our acquisition and co-production contracts.

	Acquisition	Co-production
Film Cost	Negotiated “market value”	Actual cost of production or capped budget and 10-15% production fee

Rights	5-20 years	Exclusive distribution rights for at least 20 years after which Eros shares control over the further exploitation of the film, and co-owned copyright in perpetuity, subject to applicable copyright laws

Payment Terms	10-30% upon signature Balance upon delivery or in installments between signing and delivery	In accordance with film budget and production schedule

Recoupment Waterfall	“Gross” revenues Less 10-20% Eros distribution fee (% of cost or gross revenues) Less print, advertising costs (actuals) Less cost of the film Net revenues generally shared equally	Generally same as Acquisition except sometimes Eros also charges interest and/or a production or financing fee for the cost of capital and overhead recharges

Where we acquire film rights, we pay a negotiated fee based on our assessment of the expected value to us of the completed film. Although the timing of our payment of the negotiated fee for an acquired film to its producer varies, typically we pay the producer between 10% and 30% of a film’s negotiated acquisition cost upon signing the acquisition agreement, and the remainder upon delivery of the completed film or in installments paid between signing and delivery. In addition to the negotiated fee, the producer usually receives a share of the film’s revenue stream after we recoup a distribution fee on all revenues, the entire negotiated fee and distribution costs, including prints and ads. After we sign an acquisition agreement, we do not exercise any control over the production process, although we do retain complete control over the distribution rights we acquire.

For films that we co-produce, in exchange for our commitment to finance typically 100% of the agreed-upon production budget for the film and agreed budget adjustments, we typically share ownership of the intellectual property rights in perpetuity and secure exclusive global distribution rights for all media for at least 20 years. After we recoup our expenses, we and the co-producers share in the proceeds of the exploitation of the intellectual property rights. Pending determination of the actual production cost of the film, we also agree to a pre-determined production fee to compensate the co-producer for his services, which typically ranges from 10%-15% of the total budget. We typically also provide a share of net revenues to our co-producers. Net revenues generally means gross revenues less our distribution fee, distribution cost and the entire amount we have paid as committed financing for production of the film. Our distribution fee varies from co-produced film to co-produced film, but is generally either a continuing 10% to 20% fee on all revenues, or a capped amount that is calculated as a percentage of the committed financing amount for production of the film. In some cases, net revenues also deduct an overhead charge and an amount representing an interest charge on some or all of the committed financing amount. Typically, once we agree with the co-producer on the script, cast and main crew including the director, the budget and expected cash flow through a detailed shooting schedule, the co-producer takes the lead in production and execution. We normally have an Eros executive producer on the film to oversee the project.

We reduce financing risk for both acquired and co-produced films by capping our obligation to pay or advance funds at an agreed-upon amount or budgeted amount. We also frequently reduce financial risk on a film to which we have committed funds by pre-selling rights in that film. Pre-sales give us advance information about likely cash flows from that particular film product, and accelerate cash flow realizable from that product. Our most common pre-sale transactions are the following:

•

pre-selling theatrical rights for certain geographic areas, such as theaters outside the main theater circuits in India or certain non-Indian territories, for which we generally get nonrefundable minimum guarantees plus a share of revenues above a specified threshold;

•	pre-selling television rights in India, generally by bundling releases in a package that is licensed to satellite television operators for a specified run; and

•	pre-selling certain music rights, including for movie soundtracks and ringtones.

From time to time we also acquire specific rights to films that have already been released theatrically. We typically do not acquire global all-media rights to such films, but instead license limited rights to distribution channels, like television, audio and home entertainment only, or rights within a certain geographic area. As additional rights to these films become available, we frequently seek to license them as well, and our package of distribution rights in a particular film may therefore vary over time. We work with producers not only to acquire or co-produce new films, but also to license from them other rights they hold that would supplement rights we have related to older films in our library. In certain cases, we may not hold full sequel or re-make rights or may share these rights with our co-producers.

Our Film Library

We currently own or license rights to films currently comprising over 2,600 titles. Of these titles, over 700 films comprise a catalog of Kannada films for which we have only digital rights. Our film library has been built up over more than 30 years and includes hits from across that time period, including Devdas, Hum Dil De Chuke Sanam, Lage Raho Munna Bhai and Om Shanti Om. We have acquired most of our film content through fixed term contracts with third parties, which may be subject to expiration or early termination. We own the rights to the rest of our film content as co-producers or, with respect to one film, sole producer of those films. Through such acquisition and co-production arrangements, we seek to acquire rights to at least 70 additional films each year. While we typically hold rights to exploit our content through various distribution channels, including theatrical, television and new media formats, we may not acquire rights to all distribution channels for our films. In particular, we do not own or license the music rights to a majority of the films in our library. We expect to maintain more than half of the rights we presently own through at least 2015.

In an effort to reach a wide range of audiences, we maintain rights to a diverse portfolio of films spanning various genres, generations and languages. More than half of our library is comprised of films first released 10 or more years ago, including films released as early as the 1940s. We own or license rights to films produced in several regional languages, including Tamil, Kannada, Marathi, Telugu and Punjabi.

We treat our new releases as part of our film library one year from the date of their initial theatrical release. We believe our extensive film library provides us with unique opportunities for content exploitation, such as our dedicated Eros content channel carried by various cable companies outside India. Our extensive film library provides us with a reliable source of recurring cash flow after the theatrical release period for a film has ended. In addition, because our film library is large and diversified, we believe that we can more effectively leverage our library in many circumstances by licensing not just single films but multiple films.

A summary of certain key features of our film library rights as of December 31, 2011 follows below.

	Hindi Films	Regional Language Films (excluding Kannada films)	Kannada Films
Approximate Percentage of Total Library	25%	47%	28%

Approximate Percentage of Co-Production Films	Less than 1%	Less than 1%	0%

Minimum Remaining Term of Exclusive Distribution Rights for Co-Production Films (approximate percentage of rights expiring at the earliest in the periods indicated)	• 2015 or earlier: 18% • 2016-2020: 9% • 2021-2025: 0% • 2026-2030: 0% • 2031-2045: 9% Perpetual rights, subject to applicable copyright law limitations: 64%	Perpetual rights, subject to applicable copyright law limitations: 100%	Not applicable

Remaining Term of Exclusive Distribution Rights for Acquisitions (approximate percentage of rights expiring in the periods indicated)	• 2015 or earlier: 41% • 2016-2020: 30% • 2021-2025: 12% • 2026-2030: 3% • 2031-2045: 1% • Perpetual rights, subject to applicable copyright law limitations: 13%	• 2015 or earlier: 3% • 2016-2020: 4% • 2021-2025: 2% • 2026-2030: 1% • 2031-2045: 2% • Perpetual rights, subject to applicable copyright law limitations: 88%	Perpetual rights, subject to applicable copyright law limitations: 100%

Date of First Release (by Eros or prior rights owner)	1943-2011	1958 – 2011	*

Rights in Major Distribution Channels	Theatrical: 73% Television syndication: 76% Digital: 93%	Theatrical: 63% Television syndication: 32% Digital: 97%	Digital: 100%

Music Rights (approximate percentage of films)	57%	32%	0%

Production Years (approximate percentage of films produced in the periods indicated)	1943-1965: 8% 1966-1990: 27% 1991-2012: 65%	1943-1965: 0% 1966-1990: 3% 1991-2012: 97%	*

(*)	Our Kannada digital rights catalog was acquired in September 2010, subsequent to the production and date of first release for these films, and consequently this information is not in our records.

“High budget” films refer to films with direct production costs in excess of $8.5 million, in each case translated at the historical average exchange rate for the applicable fiscal year. “Low budget” films refer to films with less than $1.0 million in direct production costs, in each case translated at the historical average exchange rate for the applicable fiscal year. “Medium budget” films refer to films within the remaining range of direct production costs.

Distribution Network and Channels

We distribute film content primarily through the following distribution channels:

•	theatrical, which includes multiplex chains and stand-alone theaters;

•	television syndication, which includes satellite television broadcasting, cable television and terrestrial television; and

•	digital, which primarily includes IPTV, VOD and internet channels.

We generally monetize each new film we release through an initial 12 month revenue cycle commencing after the film’s theatrical release date. Thereafter, the film becomes part of our film library where we seek to continue to monetize the content through various platforms. The diagram below illustrates a typical distribution timeline through the first twelve months following theatrical release of one of our films.

Film release first cycle timeline

Source: Company data

We currently acquire films both for global distribution, which includes the Indian domestic market as well as international markets and for international distribution only. Certain information regarding our initial distribution rights to films initially released in the three fiscal years ended March 31, 2011 and the nine months ended December 31, 2011 and 2010 is set forth below:

	Nine Months ended December 31,		Year ended March 31,
	2011	2010	2011	2010	2009
	(number of films)
Global (India and International)
Hindi films	10	11	12	12	12
Regional films (excluding Tamil films)	2	3	3	3	1
Tamil films	—	—	—	4	7
International Only
Hindi films	9	4	5	2	7
Regional films (excluding Tamil films)	—	—	—	—	—
Tamil films	39	50	58	87	63
India Only
Hindi films	—	—	—	—	—
Regional films (excluding Tamil films)	—	—	—	2	—
Tamil films	1	—	—	1	1

Total	61	68	78	111	91

We distribute content in over 50 countries through our own offices located in key strategic locations across the globe, including separate offices maintained by Ayngaran for distribution of Tamil films, and through our distribution partners. In response to Indian cinema’s continued growth in popularity across the world, especially in non-English speaking markets, including Germany, Poland, Russia, Southeast Asia and Arabic speaking countries, we offer dubbed and subtitled content in over 25 different languages. In addition to our internal distribution resources, our global distribution network includes relationships with distribution partners, sub-distributors, producers, directors and prominent figures within the Indian film industry and distribution arena.

Theatrical Distribution and Marketing

Indian Theatrical Distribution. The Indian theatrical market is comprised of both multiplex and single screen theaters that utilize both prints and in some cases, digital formats and is divided into six circuits. We distribute our content in all of the circuits through our internal distribution offices in Mumbai, Delhi and Punjab or through sub-distributors in other circuits. Our primarily internal distribution network allows us greater control, transparency and flexibility over the core regions in which we distribute our films, and allows us to retain a greater portion of revenues per picture as a result of direct exploitation instead of using sub-distributors, which requires the payment of additional fees or commissions.

The largest number of screens in India that we book for a particular film will be booked for the first week of theatrical release, because a substantial portion of box office revenues are collected in the first week of a film’s theatrical exhibition. We entered into agreements with certain key multiplex operators to share net box office collections for our theatrical releases with the exhibitor for a predetermined fee of 50% of net box office collections for the first week, after which the split decreases over time. These agreements expired in June 2011, and we now enter into agreements on a film-by-film and exhibitor-by-exhibitor basis instead of entering into long-term agreements. To date, our film-by-film agreements have been on terms that are no less favorable than the terms of the prior settlement agreements; however, we cannot guarantee such terms can always be obtained. For highly anticipated new releases, we typically also receive an advance payment from multiplex operators which is credited against the predetermined fee, and we typically obtain non-refundable minimum guarantees from single screen exhibitors and agree to a revenue sharing arrangements above the minimum guarantee.

The broad theatrical distribution during the first week after initial release of a film requires that a significant number of prints be made available at the outset of the theatrical run. As the Indian film industry is moving towards digital film distribution, we are increasing our focus on this opportunity which we anticipate will significantly reduce our distribution and print production costs. In India, the cost of distributing a digital film print is lower than the cost of distributing a digital film print in the United States. The cost of producing a digital film print is lower than the cost of producing a physical film print. Utilization of digital film media also provides additional protection against unauthorized copying, which enables us to capture incremental revenue that we believe are at risk of loss through content piracy.

Pursuant to the Cinematograph Act, Indian films must be certified for adult viewing or general viewing by the Central Board of Film Certification, or CBFC, which looks at factors such as the interest of sovereignty, integrity and security of India, friendly relations with foreign states, public order and morality. Obtaining a desired certification may require us to modify the title, content, characters, storylines, themes or concepts of a given film.

Theatrical Distribution Outside India. Outside India, we distribute our films theatrically through our offices in Dubai, Singapore, the U.S., the United Kingdom, Australia and Fiji and through sub-distributors. In our international markets, instead of focusing on wide releases, we select a smaller number of theaters that play films targeted at the expatriate South Asian population or the growing international audiences for Indian films. We generally theatrically release subtitled versions of our films internationally on the release date in India, and dubbed versions of films in countries outside India 12-24 weeks after their initial theatrical release in India.

Marketing. The pre-release marketing of a film is an integral part of our theatrical distribution strategy. Our marketing team creates marketing campaigns tailored to market and movie, utilizing print, brand tie-ups, music pre-releases, outdoor advertising and online advertising to generate momentum for the release of a film. We generally begin print media public relations as soon as a film commences shooting, with full marketing efforts commencing two to three months in advance of a film’s release date, starting with a theatrical trailer for the film promoted as part of another film currently playing in theaters. In addition, usually between six to eight weeks before the initial Indian theatrical release date, we separately release clips from the films featuring musical numbers. Those clips and the accompanying music tracks are separately available for purchase and add to consumer awareness and anticipation of the upcoming film release. We also maintain a Facebook page, which supplies background detail, chat opportunities and photos of upcoming films as well as links to our YouTube content.

We also use promotional agreements and integrated television marketing to subsidize marketing costs and expand our marketing reach. We partner with leading consumer companies in India which support our marketing campaigns in exchange for including their brands in promotional billboards, print ads and other marketing materials for our new film releases. Our marketing teams also work with our film stars to coordinate promotional appearances on popular television programming, timed to coincide with the marketing period for upcoming theatrical releases.

Our marketing efforts are primarily managed by employees located in offices across India or in one of our international offices in Dubai, Singapore, the U.S., the United Kingdom, Australia and Fiji. Occasionally, sub-distributors manage marketing efforts in regions that do not have a dedicated Eros or Ayngaran marketing team, using the creative aspects developed by us for our marketing campaigns. Managing marketing locally permits us to more easily identify appropriate local advertising channels and results in more effective and efficient marketing.

Television Distribution

India Distribution. We believe that the increasing television audience in India creates new opportunities for us to license our film content, and expands audience recognition of the Eros name and film products. We license Indian film content (usually a combination of new releases and existing films in our library), to satellite television broadcasters operating in India under agreements that generally allow them to telecast a film over a stated period of time in exchange for a specified license fee. We have, directly or indirectly, licensed content for major Indian television channels such as Sony, the Star Network and Zee. There are several models for satellite television syndication in India. In the “syndication model,” a group of channels share the broadcast of a specified set of films between them in a certain order and pay us separate license fees. In the alternative “licensing model,” which is currently the predominant model in India, we grant an exclusive license in favor of one particular channel for broadcast on its channels for a specified period of time. We recently negotiated terms with Sahara One Media and Entertainment Limited for broadcast on their general entertainment channel that entitle us to additional license fees based on box office performance, over and above the minimum guarantee license fee. Regardless of the model, following the first cycle license period, we seek to continue to license the content for the subsequent cycles.

Television pre-sales in India are an important factor in enhancing revenue predictability for our business. Where we do pre-sales, we negotiate a set license fee which is payable over time with the last payment due on delivery of the film. For example, for high budget films that we released in fiscal 2012, we had contractual revenue commitments in place prior to their release for television pre-sales that allowed us to recoup between 16% to 35% of our direct production costs for those films. From time to time, we also sell television syndication rights indirectly through companies that aggregate television rights for resale. For example, in 2011, we sold a large portion of our television syndication rights to Dhrishti Creations Pvt. Limited, which sale represented 23.0% of our revenue for fiscal 2011.

Our content is typically released on satellite television three to six months after the initial theatrical release. In India there are currently six direct to home, or DTH, providers. We have offered some of our films through these services, but we have also licensed these rights with the satellite TV rights to satellite channel providers. As the number of DTH subscribers increase in India, we anticipate that we will have an opportunity to license directly for DTH exploitation. We have also provided content to regional cable operators. Although DTH distribution is still relatively small in India, with Indian telecom networks and DTH platforms expanding their services, we are beginning to see an increased interest for video on demand in India. We also sub-license some of our films for broadcast on Doordarshan, the sole terrestrial television broadcast network, which is government owned. The Indian cable system is currently highly fragmented and predominantly an analog platform. As a result, local cable operators are unwilling and unable to pay standard licensing rates for our content, and cable television therefore has not been a material source of revenue for us. We believe that as the cable industry migrates towards digital technology and moves toward consolidation, cable television licensing will represent a more significant revenue stream for our business.

International Distribution. Outside of India, we license Indian film content for broadcasting on major channels and platforms around the world, such as Channel 4 and SBS Australia. We also license dubbed content to Europe, Arabic-speaking countries and in Southeast Asia and other parts of the world. Often such licenses include not just new releases, but films grouped around the same star, director or genre. Our majority owned subsidiary Ayngaran also distributes its content in Western Europe through its television station, Ayngaran TV, with approximately 20,000 subscribers. International pre-sales of television, music and other distribution rights are a significant component of our overall pre-sale strategy.

Digital Distribution

In addition to our theatrical and television distribution networks, we have a global network for the digital distribution of our content, which consists of full length films, music, music videos, clips and other video content. Through our digital distribution channel we distribute content primarily in IPTV, VOD (including SVOD and DTH) and online internet channels. Our film content is distributed in original language, subtitled into local languages or dubbed, in each case as driven by consumer or regional market preferences. With our large library of content and slate of new releases, we have sought to capitalize on changes in consumer demand through early adoption of new formats and services.

With a significant portion of the Indian and international population rapidly moving toward digital technology, we are increasing our focus on providing on demand services, although the platforms and strategies differ by region. Under current Indian law, the Indian cable providers will be required to transfer from analog to digital formats by December 31, 2014. Outside of India, there is a proliferation of cable, satellite and internet services that we supply. In addition, with the proliferation of internet users, we are increasing our online distribution presence as well. These platforms enable us to continue to monetize a film in our library long after its theatrical release period has ended. In addition, the speed, ease of availability and prices of digital film distribution diminish incentives for unauthorized copying and content piracy.

In North America, we have an agreement with International Networks, a subsidiary of Comcast, to provide a SVOD service called “Bollywood Hits On Demand.” The service is now carried on Comcast, Cox Communications, Rogers Communication, Cablevison and Time Warner Cable. We provide all programming for this film and music channel, and we share revenues with the cable provider. We also provide content to other VOD service providers, including Pan Universe International and Efacet Enterprises Limited.

We currently supply internet streaming ad-supported sites such as our Eros channel on YouTube with short form film and audio visual content and our own www.erosentertainment.com website. On YouTube, where we have exceeded one billion views to date since our launch in 2007, we sell banner and pre-roll advertisements, and share these advertising revenues with Google.

In order to capitalize on emerging trends like growing Internet usage, increased broadband internet penetration and availability of faster 3G/4G mobile networks, we recently launched Eros Now, our on-demand entertainment portal accessible via internet-enabled devices, with a limited number of movies and music videos. We expect that Eros Now eventually will also be accessible via tablets and will include our full film library. We expect Eros Now to be supported by both advertising and subscription revenues. Fees from advertisers will support the website’s free content, while the premium plan will be a subscription, fee-based service. The premium service will allow subscribers greater access to ad-free media content from multiple devices in addition to playback options. We believe that Eros Now will serve as a platform to further exploit our extensive library content, as well as increase the depth and penetration of our user base. In the future, we believe the combination of this digital distribution platform, coupled with our film library, will offer a comprehensive and attractive outlet for advertisers.

Physical and Other Distribution

We also distribute globally our film content through physical formats (DVDs and Video Compact Discs, or VCDs), in hotels and on airlines, and for use on mobile networks. We distribute and license content on physical media throughout the world, including on Blu-ray and DVDs, and in India on VCD and DVD. In India, and to service South Asian consumers internationally, we distribute to major retail chains (such as Wal-Mart, Asda and Planet-M) and internet platforms such as Amazon, as well as supplying local wholesalers and retailers. We also license content to third party distributors internationally to provide content dubbed into local languages for consumption by non-South Asian audiences. We also have direct sales to corporate customers, primarily in India, who bundle our DVDs or VCDs with their own products for promotional purposes. This aspect of our business works on a volume basis, with the low margins being offset by large confirmed orders. We have provided content for various mobile platforms such as Singtel and Shotformats Digital Productions.

Music

Music is integral to our films, and when we obtain global, all-media rights in our acquired or co-produced films music rights typically are included. Film music rights are often marketed and monetized separate from the underlying film, both before and after the release of the related films. In addition, we act as a music publisher for third party owned music rights within India. Through our internal resources and network of licensees, we are able to provide our consumers with music content directly, through third party platforms or through licensing deals. The content is primarily taken from our film content and the revenues are derived from mobile rights, MP3 tracks, sold via third party platforms such as iTunes and Napster as well as streaming services such as Spotify and Rdio, digital streaming, physical CDs and publishing/master rights licensing.

We also exploit the music publishing and master rights we own, which involves directly licensing songs to radio and television channels in India, synchronizing of music content to film, television and advertisers globally, as well as receiving royalties from public performance of these songs when they are played at public events. Ancillary revenues from public performances in India are collected and paid over to us through Phonographic Performance Limited and The Indian Performing Rights Society, which monitor, collect and distribute royalties to their members.

As part of our focus on expanding our music publishing revenues, Eros Music Publishing Limited has signed reciprocal agreements with EMI Music Publishing Ltd., or EMI, where EMI acts as the sub-publisher for us outside of South Asia, and we represent EMI’s catalog as sub-publisher of such catalog within India. These agreements are aimed to maximize both parties’ music publishing revenues in the two different markets. Through the relationship with EMI, we have entered into synchronization licenses, among others, for the NBC U.S. comedy series Outsourced, where a number of our music tracks have been utilized, and in Caminho Das Indias produced by TV Globo in Brazil, which used an Eros music track as its theme song along with other tracks used in individual episodes.

VFX

In response to the increased use of animation and visual special effects in films made both within and outside of India, in 2007 we formed EyeQube, a visual special effects studio headquartered in Mumbai. EyeQube was opened in collaboration with visual effects expert Charles Darby, who prior to his work with EyeQube has worked on visual special effects for some of the highest-grossing films worldwide as well as an Emmy award winning television production. EyeQube uses what we believe to be leading technology, which we are constantly upgrading as new technologies are implemented in the industry.

EyeQube permits us to create high-end visual effects for our own co-productions. We believe that this capacity helps us attract co-producers and assists us in reducing costs for these projects. Among recent projects, EyeQube worked with the Indian banner Red Chillies Entertainment on the high budget film RA.One, which was released theatrically in October 2011 and had grossed approximately $38.1 million in box office revenues as of February 3, 2012. Historic critical acclaim for our work on Indian films such as Veer and Aladin has also opened opportunities to work with the Hollywood industry on selected special effects films. Additionally, EyeQube’s reach has extended to regional language films, including the release of Rajinikanth’s Rana, expected to occur in 2013.

EyeQube offers services that cover the entire life-cycle of visual special effects, from the initial development, to production planning and supervision services to the final delivery. We are using this broad range of services to undertake the development and production of new content that will be owned by us. We currently have our first such production in development, tentatively titled Maa Sherawali, which will be a theatrical 3D film and is projected for release in fiscal 2014.

B4U

We anticipate that on or after April 24, 2012, we will enter into a definitive agreement to acquire control of 100% of B4U for approximately $53.1 million. The aggregate purchase price will be comprised of B4U’s cash on hand net of all B4U outstanding bank loans and overdrafts on closing (a net amount of up to $19.3 million) to be paid in cash at closing, approximately $5.7 million in A ordinary shares upon the earlier of 14 business days from the listing of our A ordinary shares on the NYSE or 30 days after closing (or, if the listing of our A ordinary shares on the NYSE occurs 14 business days prior to closing, at closing), approximately $10.4 million in our A ordinary shares and approximately $19.3 million (less consideration in cash paid at closing) in cash on the first anniversary of closing and approximately $10.4 million in our A ordinary shares and approximately $7.3 million in cash on the second anniversary of closing, in each case valuing the A ordinary shares based on the daily weighted average of the market price on the NYSE for the 12 months preceding the applicable payment date (or, if the A ordinary shares have been trading on the NYSE for a shorter period, for such shorter period). The share payments may be made in cash at our option. To the extent we issue shares, they will be subject to a lock-up against resale for 12 months, subject to release in certain circumstances, and the shares will be subject to anti-dilution protection whilst any portion of the consideration is outstanding and through the lock-up period. On each of the first and second anniversary of closing, up to $3.2 million of the cash payable on such date will be placed into a retention account and used to make payment for certain liabilities, with the balance to be released to the sellers upon final determination of certain liabilities. On each payment date subsequent to the closing date payment, if our A ordinary shares are not listed on the NYSE, or if a certain seller is restricted from receiving our A ordinary shares, the portion of the payment to be made in our A ordinary shares will instead be paid by transferring to the relevant seller or sellers shares of Eros India in accordance with applicable law (or, if for any reason, shares of Eros India fail to be paid, in our ordinary shares traded on the AIM). Prior to the pending acquisition, we indirectly own approximately 24% of B4U but have not exercised significant influence over it. B4U is a global television network that provides Indian programming across two digital television channels, B4U Music and B4U Movies. As of December 31, 2011, B4U was available in more than 100 countries including India, the US, UK, Canada, countries in the Middle East and Africa.

B4U Movies is a dedicated Indian film channel. A significant portion of the programming on B4U Movies consists of recently released theatrical motion pictures. B4U licenses recently released and older titles from a variety of content providers including Eros.

B4U Music is a dedicated music television channel that broadcasts music content by working directly with content right owners like Eros, and record companies, to bring music content to viewers. Programming on B4U Music consists of both classic and new Bollywood hits as well as international music.

B4U generates the majority of its revenues internationally, predominantly through fees earned from being a part of a television or satellite service provider’s subscription package, and within India from advertising. We expect B4U to benefit from expanding international coverage and growing television advertising spend in India.

Our pending acquisition of B4U remains subject to customary closing conditions, including the receipt of necessary regulatory approvals, and may not occur on the expected terms or at all. The deadline to close the transaction is approximately 120 days from the date of the definitive agreement unless mutually agreed to be extended.

Valuable Technologies Limited

We own 7.14% of Valuable Technologies Limited, or Valuable. Valuable manages and operates a number of companies in the media and entertainment, technology and infrastructure industries, including UFO Moviez, a digital cinema network in India; Boxtech, a division that provides technology backed service support for digital movie rentals; and ImPACT, a settlement platform for computerized theatrical ticketing and sales data.

Intellectual Property

As our revenue is primarily generated from commercial exploitation of our films and related content, our intellectual property rights are a critical component of our business. Unauthorized use of intellectual property, particularly piracy of DVDs and CDs, is widespread in India and other countries, and the mechanisms for protecting intellectual property rights in India and such other countries are not as effective as those of the United States and certain other countries. We participate directly and through industry organizations in actions against persons who have illegally pirated our content, and we also deal with piracy by promoting a film to ensure maximum revenues early in its release and shortening the period between the theatrical release of a film and its legitimate availability on DVD and VCD. This is supported by the trend in the Indian market for a significant percentage of a film’s box office receipts to be generated in the first few weeks after release.

The Indian Copyright Act, 1957, or the Copyright Act provides for registration of copyrights, transfer of ownership and licensing of copyrights and infringement of copyrights and remedies available in that respect. The Copyright Act affords copyright protection to cinematographic films and sound recordings. For cinematographic films, copyright is granted for a certain period of time, usually for a period of 60 years from the beginning of the calendar year following the year in which such film is published, subsequent to which the work falls in the public domain and any act of reproduction of the work by any person other than the author would not amount to infringement. Following the issuance of the International Copyright Order, 1999, subject to certain conditions and exceptions, certain provisions of the Copyright Act apply to nationals of all member states of the World Trade Organization, the Berne Convention and the Universal Copyright Convention.

The Parliament of India is considering the (Indian) Copyright (Amendment) Bill, 2010 or the Copyright Amendment Bill. The amendments proposed to the Copyright Act through the Copyright Amendment Bill include allowing authors of literary and musical works (which may be included as part of a cinematograph film) to retain the right to receive royalty for the utilization of such work (other than as part of the cinematograph film).

Although the state governments in India serve as the enforcing authorities of the Copyright Act, the Indian government serves an advisory role in assisting with enforcement of anti-piracy measures. In December 2009, the Union Information & Broadcasting Ministry established a task force to recommend measures to combat film, video and cable piracy, which submitted recommendations in September 2010, including:

•

as a condition to licenses being granted to theaters and multiplexes by district authorities, theater and multiplex operators should be required to prohibit viewers from carrying a cam-cording device inside the theater;

•	encouraging state governments to enact legislation providing for preventive detention of video and audio pirates and bring video pirates under the definition of “goonda” under the Goonda Act; and

•	undertaking measures to ensure high fidelity in genuine DVDs to discourage the public from buying pirated versions.

However, these are recommendations of the task force, and there can be no assurance that any of these recommendations will be accepted and become binding law or regulation in a timely manner, or at all.

While copyright registration is not a prerequisite for acquiring or enforcing such rights, registration creates a presumption favoring the ownership of the right by the registered owner. Registration may expedite infringement proceedings and reduce delay caused due to evidentiary considerations. Neither we nor our Indian subsidiaries currently have any registered copyrights in India. The registration of certain types of trademark is prohibited, including where the property sought to be registered is not distinctive.

We use a number of trademarks in our business, all of which our owned by our subsidiaries. Our Indian subsidiaries currently own over 50 Indian registered trademarks and domain names, which are used in their business, including the registered trademark “Eros,” “Eros International,” “Eros Music,” and “B on Demand.” However, we have not yet received Indian trademark registration for certain of our trademarks used in India. A majority of these registrations, and certain applications for registrations, are in the name of our subsidiaries Eros India, Eros Films or Eros Digital Private Limited, with whom we have an informal arrangement with respect to the use of such trademarks. The registration of any trademark in India is a time-consuming process, and there can be no assurance that any such registration will be granted.

The Indian Trade Marks Act, 1999, or the Trademarks Act, governs the registration, acquisition, transfer and infringement of trademarks and remedies available to a registered proprietor or user of a trademark. The registration of a trademark is valid for a period of ten years but can be renewed in accordance with the specified procedure.

Until recently, to obtain registration of a trademark in multiple countries, an applicant was required to make separate applications in different languages and disburse different fees in the respective countries. However, the Madrid Protocol enables nationals of member countries, including India, to secure protection of trademarks by filing a single application with one fee and in one language in their country of origin. The Trademarks Act was amended by the Trade Marks (Amendment) Act 2010, or the Trademarks Amendment Act. The Trademarks Amendment Act will come into force on such date that the central government in India may appoint by notification in the official gazette. As of the date of this prospectus, the Trademarks Amendment Act has not been notified. The Trademarks Amendment Act empowers the Registrar of Trade Marks to deal with international applications originating from India as well as those received from the International Bureau and to maintain a record of international registrations. This amendment also removes the discretion of the registrar to extend the time for filing a notice of opposition of published applications and provides for a uniform time limit of four months in all cases. Further, it simplifies the law relating to transfer of ownership of trademarks by assignment or transmission and brings the law generally in line with international practice. Pursuant to the Madrid Protocol and the Trademarks Act, we have obtained trademarks in Egypt, the European Community, United Arab Emirates, Australia and the United States.

The remedies available in the event of infringement under the Copyright Act and the Trademarks Act include civil proceedings for damages, account of profits, injunction and the delivery of the infringing materials to the owner of the right, as well as criminal remedies including imprisonment of the accused and the imposition of fines and seizure of infringing materials.

Competition

The Indian film industry’s rapid growth is changing the competitive landscape. We believe we were one of the first companies in India to create an integrated business of sourcing new Indian film content through co-productions and acquisitions while building a valuable library of rights in existing content and also distributing Indian film content globally across formats. Some of our direct competitors, such as UTV Motion Pictures, Reliance Entertainment and Viacom Studio 18, have moved toward similar models in addition to their other business lines within the Indian entertainment industry. We also face competition from the direct or indirect presence in India of significant global media companies, including the major Hollywood studios. Disney and Viacom have ownership interests in our direct competitors UTV and Viacom Studio 18, respectively, while other Hollywood studios, such as Warner, News Corporation and Sony, have established local operations in India for film distribution, and have released a limited number of Indian films. Our primary competitors for Indian film content in the markets outside of India are UTV, Reliance Entertainment and Viacom Studio 18. We believe our experience and understanding of the Indian film market positions us well to compete with new and existing entrants to the Indian media and entertainment sector. With a 2011 market share of 45% in Indian film in both the United States and the United Kingdom, Eros has the largest market share in these markets in 2011, relative to its competitors. Competition within the industry is based on relationships, distribution capabilities, reputation for quality and brand recognition.

Properties

Our properties consist primarily of studios, office facilities, warehouses and distribution offices, most of which are located in Mumbai, India. We own our corporate and registered offices in Mumbai and rent our remaining properties in India. Five of these leased properties are owned by members of the Lulla family. The leases with the Lulla family were entered into at what we believe were market rates. See “Certain Relationships and Related Party Transactions” and “Risk Factors—Risks Related to Our Business—We have entered into certain related party transactions and may continue to rely on our founders for certain key development and support activities.” We also own or lease four properties in the United Kingdom, the United States and Dubai in connection with our international operations outside of India. There are no major encumbrances on any of our properties, and we currently do not have any significant plans to construct new properties or expand or improve our existing properties.

The following table provides detail regarding our properties in India and globally.

Location	Size	Primary Use	Leased Owned
Mumbai, India	13,992 sq. ft.	Corporate Office	Owned

Mumbai, India	2,750 sq. ft.	Studio Premises	Leased(1)

Mumbai, India	8,094 sq. ft.	Executive Accommodation	Leased(1)

Mumbai, India	1,087 sq. ft.	Web Team Studio	Leased(1)(2)

Mumbai, India	19,850 sq. ft.	Corporate and EyeQube Studio	Leased(2)

Mumbai, India	120 sq. ft.	Film Negatives Warehouse	Leased

Mumbai, India	120 sq. ft.	Film Prints Warehouse	Leased

Mumbai, India	2,750 sq. ft.	Corporate	Owned

Delhi, India	4,755 sq. ft.	Film Distribution Office	Leased

Punjab, India	448 sq. ft.	Film Distribution Office	Leased

Dubai, United Arab Emirates	536 sq. ft.	Corporate Office	Leased

Secaucus, New Jersey, U.S.	10,000 sq. ft.	Corporate Office	Leased(1)

London, England	7,549 sq. ft.	DVD Warehouse	Owned

London, England	4,506 sq. ft.	Corporate Office	Leased(1)

(1)	Leased directly or indirectly from a member of the Lulla family.
(2)	Leased pursuant to more than one lease with more than one landlord.

Employees and Employer Relations

As of December 31, 2011, we had 346 employees, with 194 employed by Eros India and based in India, 71 by EyeQube and based in India, 43 by Ayngaran and its subsidiaries and based in India and the United Kingdom, and the remainder employed by our international subsidiaries. All are full time employees. There has been no significant change in the number of employees over the past three years. Our employees are not covered by any collective bargaining agreement.

Litigation

From time to time, we and our subsidiaries are involved in various lawsuits and legal proceedings that arise in the ordinary course of business. The following discussion summarizes examples of such matters. Although the results of litigation and claims cannot be predicted with certainty, we currently believe that the final outcome of these matters will not have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

In December 2009, the Director General of the Competition Commission of India, or the CCI, issued a report alleging formation of a cartel in contravention of the Competition Act by, among others, Mr. Sunil Lulla and our then Chief Executive Officer, Ms. Jyoti Deshpande and Mr. Nandu Ahuja, on account of their participation at certain media meetings in Mumbai in March through April 2009 during a deadlock between film producers/distributors and multiplex owners over revenue-sharing. In May 2011, the CCI issued an order directing Mr. Lulla, Ms. Deshpande and Mr. Ahuja and to refrain from indulging in anticompetitive practices in the future and to provide an undertaking to the effect, and imposing a penalty of $1,886 on each of them. The CCI has also directed the Secretary of the CCI to initiate proceedings under the Competition Act against Mr. Lulla, Ms. Deshpande and Mr. Ahuja for alleged failure to cooperate in the course of enquiries. In July 2011, Mr. Lulla, Ms. Deshpande and Mr. Ahuja filed three separate appeals before the Competition Appellate Tribunal challenging this order. The Competition Appellate Tribunal issued an order on July 28, 2011 granting interim stay on realization of the penalty imposed and on the direction to provide an undertaking. In October 2011, the CCI imposed a penalty of $472 against Mr. Lulla, Ms. Deshpande and Mr. Ahuja, on account of their failure to cooperate with certain inquiries, each of whom have filed separate appeals challenging this order. The Company has supported these individuals in contesting these proceedings.

In September 2010, Eros India filed two separate suits before the CCI against certain Indian film industry organizations requesting injunctive relief to restrict the organizations from acting in a cartel-like manner and enforcing anti-competitive rules and agreements so that Eros India’s forthcoming films in certain territories in India would be exhibited and distributed without restriction. In February 2012, the CCI issued two separate orders directing certain Indian film industry organizations to refrain from indulging in such anticompetitive practices and imposed a penalty on the associations.

Eros India and its subsidiaries are involved in ordinary course government tax audits and assessments, which typically include assessment orders for previous tax years including on account of disallowance of certain claimed deductions.

Separately, our subsidiary Eros India has a sales tax dispute in the amount of approximately $2.5 million as of December 31, 2011. Eros disputes this claim and intends to contest it vigorously. Eros is also named in various lawsuits challenging its ownership of some of its intellectual property. A number of these lawsuits seek injunctive relief restraining Eros from releasing or otherwise exploiting various films, including Mausam, Toonpur ka Superhero and Om Shanti Om. While the lawsuits continue, the films have all been released.

Unlike in the United States, in India, private citizens are permitted to initiate criminal complaints against companies and other individuals. Eros and certain executives have been named in certain criminal complaints from time to time. If, as a result of such complaints, criminal proceedings are initiated by the relevant authorities in India and the Company or any of its executives are found guilty in such criminal proceedings, our executives could be subject to imprisonment as well as monetary penalties. We believe the claims brought to date are without merit and we intend to defend them vigorously.

REGULATION

The following description is a summary of various sector-specific laws and regulations applicable to Eros.

Material Isle of Man Regulations

Companies Regime

The Isle of Man is an internally self-governing dependent territory of the British Crown. It is politically and constitutionally separate from the United Kingdom and has its own legal system and jurisprudence based on English common law principles.

Isle of Man company law is largely based on that of England and Wales. There are two separate codes of company law, embodied in the Companies Acts 1931-2004, the principal Act being the 1931 Act, commonly referred to as the 1931 Act and the Companies Act 2006, respectively. Our company was incorporated on March 31, 2006 under the 1931 Act. Effective September 29, 2011, it re-registered as a company incorporated under the 2006 Act.

The 2006 Act updates and modernizes Isle of Man company law by introducing a new simplified corporate vehicle into Isle of Man law. The new corporate vehicle follows the international business company model available in a number of other jurisdictions. Companies incorporated or re-registered under the 2006 Act are governed solely by its provisions and, except in relation to liquidation and receivership, are not subject to the provisions of the 1931 Act.

The following are some of the key characteristics of companies incorporated under the 2006 Act:

Share Capital

Under the 2006 Act, there is no longer the concept of authorized capital. Therefore, shares may be issued with or without par value.

Dividends, Redemptions and Buy-Backs

Subject to compliance with the memorandum and articles of association, the 2006 Act allows a company to declare and pay dividends, and to purchase, redeem or otherwise acquire its own shares subject only to meeting a solvency test set out in the 2006 Act. A company satisfies the solvency test if it is able to pay its debts as they become due in the normal course of business and where the value of the company’s assets exceeds the value of its liabilities.

Capacity and Powers

Companies incorporated under the 2006 Act have separate legal personality and perpetual existence. In addition, such companies have unlimited capacity to carry on or undertake any business or activity; this is so regardless of corporate benefit and regardless of whether or not it is in the best interests of the company to do so. The 2006 Act specifically states that no corporate act is beyond the capacity of a company incorporated under the 2006 Act by reason only of the fact that the relevant company has purported to restrict its capacity in any way in its memorandum or articles or otherwise. A person who deals in good faith with a company incorporated under the 2006 Act is entitled to assume that the directors of the company are acting without limitation.

Miscellaneous

In addition to the foregoing, the following other points should be noted in relation to companies incorporated under the 2006 Act:

(a)	there are no prohibitions in relation to the company providing financial assistance for the purchase of its own shares;

(b)	there is no differentiation between public and private companies, but a company may adopt a name ending in the words “Public Limited Company” or “public limited company” or the abbreviation “PLC” or “plc”;

(c)	there are simple share offering/prospectus requirements;

(d)	there are reduced compulsory registry filings;

(e)	the statutory accounting requirements are simplified; and

(f)	the 2006 Act allows a company to indemnify and purchase professional indemnity insurance for its directors.

Shareholders should note that the above list is not exhaustive.

Exchange Controls

No foreign exchange control regulations are in existence in the Isle of Man in relation to the exchange or remittance of sterling or any other currency from the Isle of Man and no authorizations, approvals or consents will be required from any authority in the Isle of Man in relation to the exchange and remittance of sterling and any other currency whether awarded by reason of a judgment or otherwise falling due and having been paid in the Isle of Man.

Material Indian Regulations

We are subject to other Indian and international regulations which may impact our business. In particular, the following regulations have a significant impact on our business.

Notification of Industry Status

The Indian film industry was conferred industry status by a press release issued by the MIB on May 10, 1998.

Film Certification

The Cinematograph Act authorizes the CBFC, in accordance with the Cinematograph (Certification) Rules, 1983, or the Certification Rules, for sanctioning films for public exhibition in India. Under the Certification Rules, the producer of a film is required to apply in the specified format for certification of such film, with the prescribed fee. The film is examined by an examining committee, which determines whether the film:

•	is suitable for unrestricted public exhibition;

•

is suitable for unrestricted public exhibition, with a caution that the question as to whether any child below the age of 12 years may be allowed to see the film should be considered by the parents or guardian of such child;

•	is suitable for public exhibition restricted to adults;

•	is suitable for public exhibition restricted to members of any profession or any class of persons having regard to the nature, content and theme of the film;

•	is suitable for certification in terms of the above if a specified portion or portions be excised or modified therefrom; or

•	that the film is not suitable for unrestricted or restricted public exhibitions, or that the film be refused a certificate.

A film will not be certified for public exhibition if, in the opinion of the CBFC, the film or any part of it is against the interests of the sovereignty, integrity or security of India, friendly relations with foreign states, public order, decency or morality, or involves defamation or contempt of court or is likely to incite the commission of any offence. Any applicant, if aggrieved by any order of the CBFC either refusing to grant a certificate or granting a certificate that restricts exhibition to certain persons only, may appeal to the Film Certification Appellate Tribunal constituted by the Central Government under the Cinematograph Act.

A certificate granted or an order refusing to grant a certificate in respect of any film is published in the Official Gazette of India and is valid throughout India for ten years from the date of grant. Films certified for public exhibition may be re-examined by the CBFC if any complaint is received. Pursuant to grant of a certificate, film advertisements must indicate that the film has been certified for such public exhibition.

The Central Government may issue directions to licensees of cinemas generally or to any licensee in particular for the purpose of regulating the exhibition of films, so that scientific films, films intended for educational purposes, films dealing with news and current events, documentary films or indigenous films secure an adequate opportunity of being exhibited. The Central Government, acting through local authorities, may order suspension of exhibition of a film, if it is of the opinion that any film being publicly exhibited is likely to cause a breach of peace. Failure to comply with the Cinematograph Act may attract imprisonment and/or monetary fines.

Separately, the Cable Television Networks Rules, 1994 require that no film or film song, promotional material, trailer or film music video, album or their promotional materials, whether produced in India or abroad, shall be carried through cable services unless it has been certified by the CBFC as suitable for unrestricted public exhibition in India.

The Cinematograph Bill 2010, or the Cinematograph Bill, is proposed to be introduced in the Parliament of India to supersede the Cinematograph Act, 1952, to bring the process of certification of films for exhibition in line with the present technological and social scenario and to implement effective systems to combat piracy. The GoI is proposing an additional multiple certification system for feature films by amending the Cinematograph Act, 1952 to conform to the international norms. The Cinematograph Bill proposes different groups of rating for various age groups of film viewers Films could also be classified as ‘S,’ suitable for exhibition restricted to members of any profession or any class of persons. The Cinematograph Bill would empower the GoI to establish advisory panels at all the regional centers of Central Board of Film Certification, which could consist of members qualified to judge the effects of films on the public. The Cinematograph Bill proposes to deal with issues relating to piracy by imposing penalties for unauthorized issue of negatives or copies of the film or making duplicate prints/copies.

Financing

In October 2000, the Ministry of Finance, GoI, notified the film industry as an industrial concern in terms of the Industrial Development Bank of India Act, 1964, pursuant to which loans and advances to industrial concerns became available to the film industry.

The Reserve Bank of India, or the RBI, by circular dated May 14, 2001, permitted commercial banks to finance up to 50.0% of total production cost of a film. Further, by an RBI circular dated June 8, 2002, bank financing is now available even where total film production cost exceeds approximately $1.9 million. Banks which finance film productions customarily require borrowers to assign the film’s intellectual property or music audio/video/CDs/DVDs/internet, satellite, channel, export/international rights as part of the security for the loan, such that the banks would have a right in negotiation of valuation of such intellectual property rights.

Labor Laws

Depending on the nature of work and number of workers employed at any workplace, various labor related legislations may apply. Certain significant provisions of such labor related laws are provided below.

Employees (Provident Fund and Miscellaneous Provisions) Act, 1952. The Employees (Provident Fund and Miscellaneous Provisions) Act, 1952, or the EPF Act, applies to factories employing 20 or more employees and such other establishments as notified by the Government from time to time. It requires all such establishments to be registered with the relevant Provident Fund Commissioner. Also, such employers are required to contribute to the employees’ provident fund the prescribed percentage of the basic wages and certain cash benefits payable to employees. Employees are also required to make equal contributions to the fund. A monthly return is required to be submitted to the relevant Provident Fund Commissioner in addition to the maintenance of registers by employers.

Competition Act

The Competition Act aims to prevent anti-competitive practices that cause or are likely to cause an appreciable adverse effect on competition in the relevant market in India. The Competition Act regulates anti-competitive agreements, abuse of dominant position and combinations. The Competition Act, although enacted in 2002, is being phased into effectiveness. Provisions relating to anti-competitive agreements and abuse of dominant position were effective May 20, 2009 and thereafter the Competition Commission of India, or the Competition Commission, became operational on May 20, 2009. The sections dealing with combinations, mergers and acquisitions were notified by the GoI in March 2011, and have become effective from June 1, 2011.

Under the Competition Act, the Competition Commission has powers to pass directions/impose penalties in cases of anti-competitive agreements, abuse of dominant position and combinations. In the event of failure to comply with the orders or directions of the Competition Commission, without reasonable cause, such person is punishable with a fine extending to approximately $1,886 for each day of such non-compliance, subject to a maximum of approximately $1.9 million. If there is a continuing non-compliance the person may be punishable with imprisonment for a term extending up to three years or with a fine which may extend up to approximately $4.7 million or with both as the Chief Metropolitan Magistrate, Delhi may deem fit. In case of offences committed by companies, the persons responsible to the company for the conduct of the business of the company will be liable under the Competition Act, except when the offense was committed without their knowledge or when they had exercised due diligence to prevent it. Where the contravention committed by the company took place with the consent or connivance of, or is attributable to any neglect on the part of, any director, manager, secretary or other officer of the company, such person is liable to be punished. The Competition Act also provides that the Competition Commission has the jurisdiction to inquire into and pass orders in relation to an anti-competitive agreement, abuse of dominant position or a combination, which even though entered into, arising or taking place outside India or signed between one or more non-Indian parties, but causes or is likely to cause an appreciable adverse effect in the relevant market in India. Recently, the Competition Act, 2002, was amended, and cases which were pending before the Monopolies and Restrictive Trade Practice Commission were transferred to the Competition Commission of India.

Indian Takeover Regulations

The Takeover Regulations came into effect on October 22, 2011, superseding the earlier takeover regulations. The Takeover Regulations provide the process, timing and disclosure requirements for a public announcement of an open offer in India and the applicable pricing norms.

Pursuant to the Takeover Regulations, a requirement to make a mandatory open offer by an “acquirer” (together with persons acting in concert with it) for at least 26% of the total shares of the Indian listed company, to all shareholders of such company (excluding the acquirer, persons acting in concert with it and the parties to any underlying agreement including persons deemed to be acting in concert) is triggered, subject to certain exemptions including transfers between promoters, if an acquirer acquires shares or voting rights in the Indian listed company, which together with its existing holdings and those of any persons acting in concert with him entitle the acquirer and persons acting in concert to exercise 25% or more of the voting rights in the Indian listed company; or an acquirer that holds between 25% and the maximum permissible non-public shareholding of an Indian listed company, acquires additional voting rights of more than 5% during a financial year; or an acquirer acquires, directly or indirectly, control over an Indian listed company, irrespective of acquisition of shares or voting rights in the Indian listed company.

An acquisition of shares or voting rights in, or control over, any company that would enable a person to exercise or direct the exercise of such percentage of voting rights in, or control over, an Indian listed company, the acquisition of which would otherwise attract the obligation to make an open offer under the Takeover Regulations will also trigger a mandatory open offer under the Takeover Regulations. Where the primary target of the acquisition is an overseas parent of an Indian listed company and the Indian listed company represents over 80% of a specified materiality parameter (including asset value, revenue or market capitalization) of the overseas parent company, such acquisition would be treated as a “direct acquisition” of the Indian listed company.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our executive officers and directors as of April 18, 2012.

Name	Age	Position
Kishore Lulla	50	Director, Chairman and Chief Executive Officer
Vijay Ahuja	55	Director, Vice Chairman
Sunil Lulla	47	Director
Naresh Chandra(1)(2)	77	Director
Dilip Thakkar(1)(2)	75	Director
Michael Kirkwood(1)(3)	64	Director
Greg Coote(1)(4)	69	Director Nominee
Ken Naz	53	President of Americas Operations
Pranab Kapadia	40	President of United Kingdom, Europe and Africa Operations
Surender Sadhwani	55	President of Middle East Operations
Andrew Heffernan	45	Chief Financial Officer
Ricky Ghai	50	Chief Executive Officer of Eros Digital
Sean Hanafin	40	Chief Corporate & Strategy Officer

(1)	Independent director or director nominee
(2)	Member of the Audit Committee, Remuneration Committee and Nomination Committee
(3)	Member of the Audit Committee and Remuneration Committee
(4)	Greg Coote will become a director and member of the Nomination Committee effective upon the listing of our A ordinary shares on the NYSE.

Mr. Kishore Lulla is a director and our Chairman and Chief Executive Officer. Mr. Lulla received a bachelors’ degree in Arts from Mumbai University. He has over 30 years of experience in the media and film industry. He is a member of the British Academy of Film and Television Arts and Young Presidents’ Organization and also a board member for the School of Film at the University of California, Los Angeles. He has been honored at the Asian Business Awards 2007 and the Indian Film Academy Awards 2007 for his contribution in taking Indian cinema global. As our Chairman and Chief Executive Officer, he has been instrumental in spearheading our growth and expanding our presence in the United Kingdom, the U.S., Dubai, Australia, Fiji and other international markets. He has served as a director since 2005. Mr. Kishore Lulla is the brother of Mr. Sunil Lulla and a cousin of Mr. Ahuja and Mr. Sadhwani.

Mr. Vijay Ahuja is a director and our Vice Chairman. Mr. Ahuja received a bachelors’ degree in commerce from Mumbai University. Mr. Ahuja co-founded our United Kingdom business in 1988 and has since played an important role in implementing our key international strategies, helping expand our business to its present scale by making a significant contribution to our development in the South East Asian markets, such as Singapore, Malaysia, Indonesia and Hong Kong. Mr. Ahuja has served as a director since April 2006. Mr. Ahuja is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla.

Mr. Sunil Lulla is a director and is Executive Vice Chairman and Managing Director of Eros India. He received a bachelors’ degree in commerce from Mumbai University. Mr. Lulla has over 20 years of experience in the media industry. Mr. Lulla has valuable relationships with talent in the Indian film industry and has been instrumental in our expansion into distribution in India as well as home entertainment and music. He has served as a director since 2005 and led our growth within India for many years before being appointed Executive Vice Chairman and Managing Director of Eros India in February 2010. Mr. Sunil Lulla is the brother of Kishore Lulla and cousin of Mr. Ahuja and Mr. Sadhwani.

Mr. Naresh Chandra is a director. Mr. Chandra received a masters’ degree in Science from Allahabad University. A former civil servant, he joined the Indian Administrative Services in 1956 and has served as Chief Secretary in the State of Rajasthan, Commonwealth Secretariat Advisor on Export Industrialization and Policy in Colombo (Sri Lanka), Advisor to the Government of Jammu and Kashmir and Secretary to the Ministries of Water Resources, Defense, Home and Justice in the Government of India. In December 1990, he became Cabinet Secretary, the highest post in the Indian civil service. In 1992, he was appointed Senior Advisor to the Prime Minister of India. He served as the Governor of the state of Gujarat in 1995-1996 and Ambassador of India to the United States of America in 1996-2001. In 2007, he chaired the Government of India’s Committee on Corporate Audit and Governance, the Committee on Private Companies and Limited Companies Partnerships and the Committee on Civil Aviation Policy, and he was honored with the Padma Vibhushan, a high civilian award. Mr. Chandra serves as director of 14 other Indian companies and two foreign companies. He has served as a director since July 2007.

Mr. Dilip Thakkar is a director. Mr. Thakkar received a degree in Commerce and Law from Mumbai University. A practicing chartered accountant since 1961, Mr. Thakkar has significant financial experience. He is a senior partner of Jayantilal Thakkar & Co. Chartered Accountants and a member of the Institute of Chartered Accountants in India. In 1986 he was appointed by the Reserve Bank of India as a member of the Indian Advisory Board for HSBC Bank and the British Bank of the Middle East for a period of eight years. He is the former President of the Bombay Chartered Accountants’ Society and was then Chairman of its International Taxation Committee. Mr. Thakkar serves as a non-executive director of 14 other listed public limited companies in India and two foreign companies. He has served as a director since April 2006.

Mr. Michael Kirkwood is a director. Mr. Kirkwood received a degree in Economics at Stanford University. Mr. Kirkwood retired from a 31-year career with Citigroup at the end of 2008 where he was most recently UK Country Head and Chairman of the Corporate Bank. He previously served with Citicorp in the USA, Scandinavia and Switzerland. From 2001-2005 he served as a Non-Executive Director of engineering group Kidde plc and Audit Committee chairman. From 2008-2011 he was Deputy Chairman of PricewaterhouseCoopers LLP’s Advisory Board. During his career in London, Mr. Kirkwood has served as Deputy Chairman of the British Bankers Association, Chairman of British-American Business, Chairman of the Association of Foreign Banks, President of the Chartered Institute of Bankers, a member of the CBI Financial Services Council and Master of the International Bankers Livery Company. He also served as HM Lieutenant for the City of London in 2004. Mr. Kirkwood is currently a Board Member of UK Financial Investments Ltd (UKFI), the British government company established to manage the public stakes in UK banks, as well as Chairman of UK healthcare group Circle Holdings plc and Chairman of Ondra Partners LLP. He is a Fellow of the Royal Society for the Arts, a Fellow of the Chartered Institute of Bankers and was appointed a Companion of the Order of St Michael and St George (CMG) in the 2003 Queen’s Birthday Honours. He joined the board of directors on February 1, 2012.

Mr. Greg Coote will be a director, effective upon the listing of our A ordinary shares on the NYSE. Mr. Coote has spent his career working in film and television production and distribution. He has served in senior positions at Columbia Pictures, News Corporation, Village Roadshow and Dune Entertainment, L.P. Most recently, from 2007-2011, Mr. Coote was the chairman and chief executive officer of Dune Entertainment, L.P., a company that finances motion pictures for Fox Films. Mr. Coote is a member of the Academy of Motion Picture Arts and Sciences, the Academy of Television Arts and Sciences and the British Academy of Film and Television Arts, and he serves on the Advisory Boards of Alnoor Holdings of Qatar, the Bona Film Group of China and the Advisory Board to the Singapore Government’s Media Development Authority. Greg also serves as the chairman of the board of China Lion Film Distribution, a company distributing Chinese-language films in North America, the United Kingdom, Australia and New Zealand.

Mr. Ken Naz is our President of Americas Operations. Mr. Naz has over 30 years of experience in media and entertainment. In the early 1970s, Mr. Naz worked in the Indian film distribution and exhibition business in Canada. He obtained his business education at a Toronto University before joining Cineplex Odeon Cinemas in the business development department and later serving as head of operations of “A Theater Near You.” Mr. Naz joined us in 1997 and was instrumental in setting up our U.S. office to service markets in the United States, Canada and other parts of North and South America.

Mr. Pranab Kapadia is our President of United Kingdom, Europe and Africa Operations. Mr. Kapadia received a masters degree in Management Studies from Bombay University (India) majoring in Finance. Mr. Kapadia’s experience as Head of Operations & Programming for Zee Network in Europe for eight years and Business Head of Adlabs Films (U.K.) Limited for one year has given him significant insight into developing technical solutions with minimum costs in order to keep entry barriers low for price sensitive Asian customer and a strong understanding of the entertainment needs of South Asians internationally. He joined us in 2007.

Mr. Surender Sadhwani is our President of Middle East Operations. Mr. Sadhwani received a post graduate degree in commerce from University of Madras in 1980. He has 22 years of experience in the banking industry through his work with Andhra Bank in Chennai. In addition, Mr. Sadhwani spent several years in finance and account management for Hartmann Electronics in their Dubai office. He joined our Middle East operations in April 2004 and was promoted to President of Middle East Operations in April 2006. Mr. Sadhwani is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla.

Mr. Ricky Ghai is our Chief Executive Officer of Eros Digital. Mr. Ghai joined Eros as the Chief Executive Officer of Eros Digital in July 2011. His 28 year career in media started at BBC Television, where he worked in film editing, content acquisition and business development. He has since served as an executive at several media companies, with experience in pay and free TV platforms as well as digital media. Mr. Ghai has comprehensive knowledge of intellectual property rights, distribution and channel programming, and has developed high level relationships with U.S. studios as well as international content distributors. Prior to joining Eros Digital, Mr. Ghai served as Executive Director of the Digital Group at Abu Dhabi Media Company from 2007 to 2011. Mr. Ghai has served on the boards of Vevo LLC, Getmo Arabia, Al Barq Digital & Karkadaan Games. Mr. Ghai currently serves as a member of the TIS Ventures Dubai board and an advisor to the Kontexto Inc. Canada board.

Mr. Andrew Heffernan is our Chief Financial Officer. A qualified chartered accountant, Mr. Heffernan was an audit manager with Grant Thornton UK LLP from 1991-1996, mainly handling media clients. From 1996-2001 Mr. Heffernan worked as a consultant for a number of film and television production clients. In 2001 Mr. Heffernan returned to Grant Thornton UK LLP to help build its media and entertainment practice in film, television and computer games with responsibilities spanning corporate finance, consultancy and audit. Mr. Heffernan joined us in May 2006.

Mr. Sean Hanafin is our Chief Corporate & Strategy Officer. Sean Hanafin is our appointed Chief Corporate & Strategy Officer of Eros International, with management responsibility for Group M&A, Corporate Finance and Investor Relations. From 2010 to date, Mr. Hanafin was Director of Eros Ventures, managing the Lulla family’s interests in Eros International and its investments outside the entertainment sector. Mr. Hanafin was formerly a Managing Director in Citigroup’s UK Banking Division in London, having joined the firm as a Graduate in 1994, and developed significant TMT sector experience leading the firm’s global relationships with major UK-based international media companies. Mr. Hanafin is a Liveryman of the Worshipful Company of International Bankers and has served on a number of UK Government initiatives. Mr. Hanafin graduated in Economics & Politics (Joint Hons.) from the University of Warwick in 1994 and has an Executive MBA from Cass Business School in London. Mr. Hanafin joined us in January 2012.

Service Contracts and Letters of Appointment

Each of Kishore Lulla, Vijay Ahuja, Andrew Heffernan and Sean Hanafin has entered into a service agreement with Eros Network Limited to provide services to us and our subsidiaries. The service agreements are terminable by either party with 12 months’ written notice. Eros Network Limited may terminate the agreements immediately in certain circumstances, including upon certain types of misconduct or upon paying the executive an amount equivalent to his basic salary (inclusive of any bonus and benefits) for a twelve month period. The service agreements expire automatically upon the executive’s 65th birthday. The service agreements provide for private medical insurance and 25 paid vacation days per year. Upon termination, compensation will be paid for any accrued but untaken holiday. The executives receive a basic gross annual salary, reviewed annually, and are entitled to participate in any current share option schemes and bonus schemes applicable to their positions maintained by the employing company. Each agreement contains a confidentiality provision and non-competition and non-solicitation provisions that restrict the executive for a period of six to twelve months after termination.

Each of Kishore Lulla and Vijay Ahuja also executed a letter of appointment for service as one of our directors. Under the terms of the letters of appointment, each director receives an annual fee of $93,750. We may terminate a director’s appointment immediately upon any instance of fraud or by giving the director 12 months’ written notice. Pursuant to the agreements, the directors are required to attend all board meetings and perform other reasonable functions appointed by our Board of Directors. Each agreement contains a confidentiality provision effective during the appointment and for a period of two years after termination and non-competition and non-solicitation provisions effective during the appointment and for a period of six months after termination. In connection with this offering, these letters of appointment will be terminated, and for so long as these individuals are our executive officers, each will no longer receive compensation as a director.

Sunil Lulla, our director, has entered into an employment agreement with Eros India pursuant to which he serves as Executive Vice Chairman of Eros India. Sunil Lulla is entitled to receive a basic gross annual salary, as well as medical insurance and certain other benefits and perquisites. Eros India may terminate the agreement upon thirty days’ notice if certain events occur, including a material breach of the agreement by Mr. Lulla. The agreement contains a confidentiality provision that restricts Mr. Lulla during the term of his employment and for a period of two years following termination and a non-competition provision that restricts him during the term of his employment.

Our non-executive directors, Naresh Chandra, who also serves as Chairman of Eros India, and Dilip Thakkar, have entered into letters of appointment with us that provide them with annual fees of $78,125 for service as a director of Eros International Plc. The appointments are for an initial period of one year, and thereafter are terminable by either the non-executive director or us with three months’ written notice, or by us immediately in the case of fraud.

Greg Coote will be a non-executive director effective upon the listing of our A ordinary shares on the NYSE subject to a letter of appointment executed by and between us and Mr. Coote providing him with annual fees of $93,750 for service as a director of Eros International Plc. The initial term of this agreement is three years, subject to Mr. Coote’s re-election in accordance with our articles of association, and thereafter is terminable by either Mr. Coote or us with three months’ written notice, or by us immediately in the case of fraud.

Michael Kirkwood has entered into a letter of appointment with us providing him with annual fees of $93,750 for service as a director of Eros International Plc. Mr. Kirkwood is also eligible for additional fees for certain additional Board related work or special projects. The initial term of this agreement is three years subject to Mr. Kirkwood’s re-election in accordance with our articles of association, and thereafter is terminable by either Mr. Kirkwood or us with three months’ written notice, or by us immediately in the case of fraud.

Consultant Services Agreement

Pursuant to the consulting services letter agreement dated August 10, 2011 and effective June 1, 2011, or the Consulting Agreement, by and between us and Ms. Deshpande, Ms. Deshpande was engaged by us as a consultant with respect to this offering.

Under the Consulting Agreement, Ms. Deshpande provided consulting services from June 1, 2011 until November 30, 2011, subject to extension by the parties. Ms. Deshpande provided advice on the appointment of, and worked with, various advisors, assisted us in various aspects of this offering, including due diligence, preparation of a registration statement and business plan models, and generally assisted and advised us in general corporate matters, investor relations and other aspects of this offering.

Under the Consulting Agreement, Ms. Deshpande is entitled to a non-refundable fee of $675,000 and 183,333 of our ordinary shares, which have now been issued. Ms. Deshpande received reimbursement for mutually agreed expenses and disbursements incurred in connection with the provision of her services and also may receive a discretionary bonus in cash and/or in ordinary shares, as determined by us. Upon completion of this offering, Ms. Deshpande will receive ordinary shares valued at $2,000,000 (based on the average price of our A ordinary shares listed on the NYSE).

The Consulting Agreement contains customary confidentiality and no conflicts covenants by Ms. Deshpande. Under the Consulting Agreement, we agreed to indemnify Ms. Deshpande for liability for her performance under the Consulting Agreement, except for claims or damages arising from negligence, willful default or breach of any applicable law or regulation by Ms. Deshpande. Ms. Deshpande’s liability under the Consulting Agreement is capped at $500,000.

Indemnification Agreements

Prior to the consummation of this offering, we intend to enter into indemnification agreements with our directors and our officers that require us to indemnify, to the extent permitted by law, our officers and directors against liabilities that may arise by reason of their status or service as officers and directors and to pay expenses incurred by them as a result of any proceeding against them as to which they could be indemnified. We believe that these provisions are necessary to attract and retain qualified persons as directors and executive officers.

Structure of Our Board of Directors

Board of Directors

Upon the listing of our shares on the NYSE, our board of directors will consist of seven directors and will be divided into three staggered classes of directors of the same or nearly the same number. At each annual general meeting, each of the directors of the class whose term is expiring shall be eligible for re-election to the board for a period of three years. At our next general meeting following the completion of this offering, we anticipate that Messrs. Kishore Lulla, Coote and Kirkwood will be submitted for re-election.

Governance Standards

Upon completion of this offering and the listing of our shares on the NYSE, we will be subject to the NYSE listing standards. As a foreign private issuer, we will be exempt from complying with certain corporate governance requirements of the NYSE applicable to a U.S. issuer. Under the NYSE rules, we only need to:

•	establish an independent audit committee that has responsibilities set out in the NYSE rules;

•	provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules of the NYSE;

•	provide periodic (annual and interim) written affirmations to the NYSE with respect to our corporate governance practices; and

•	include in our annual reports a brief description of significant differences between our corporate governance practices and those followed by U.S. companies.

Although upon our listing on the NYSE, we will be in compliance with the current NYSE corporate governance requirements imposed on U.S. issuers, our charter does not require that we meet these requirements.

Board Committees

We currently have an Audit Committee, Remuneration Committee and Nomination Committee. We believe that the composition of these committees will meet the criteria for independence under, and the functioning of these committees will comply with the requirements of, the Sarbanes-Oxley Act of 2002, the rules of the NYSE and the SEC rules and regulations that will become applicable to us following consummation of this offering. Summarized below are the responsibilities our Audit Committee, Remuneration Committee and Nomination Committee will have upon consummation of this offering.

Audit Committee

Our Board of Directors has adopted a written charter under which our Audit Committee operates. This charter sets forth the duties and responsibilities of our Audit Committee, which, among other things, include: (i) monitoring our and our subsidiaries’ accounting and financial reporting processes, including the audits of our financial statements and the integrity of the financial statements; (ii) monitoring our compliance with legal and regulatory requirements; (iii) assessing our external auditor’s qualifications and independence; and (iv) monitoring the performance of our internal audit function and our external auditor. A copy of our Audit Committee charter will be available on our web site at www.erosplc.com prior to the listing of our A ordinary shares on the NYSE.

The current members of our Audit Committee are Messrs. Thakkar (Chair), Chandra and Kirkwood. The Audit Committee met four times during fiscal 2011. The board of directors has determined that each of the members of our Audit Committee is independent.

Remuneration Committee

Our Board of Directors has adopted a written charter under which our Remuneration Committee operates. This charter sets forth the duties and responsibilities of our Remuneration Committee, which, among other things, include assisting our Board of Directors in establishing remuneration policies and practices. A copy of our Remuneration Committee charter will be available on our website at www.erosplc.com prior to the listing of our A ordinary shares on the NYSE.

The current members of our Remuneration Committee are Messrs. Chandra (Chair), Thakkar and Kirkwood. The Remuneration Committee met twice during fiscal 2011. The board of directors has determined that each of the members of our Remuneration Committee is independent.

Nomination Committee

Our Board of Directors has adopted a written charter under which our Nomination Committee operates. This charter sets forth the duties and responsibilities of our Nomination Committee, which, among other things, include recommending to our Board of Directors candidates for election at the annual meeting of shareholders and performing a leadership role in shaping the Company’s corporate governance policies. A copy of our Nomination Committee charter will be available on our website at www.erosplc.com prior to the listing of our A ordinary shares on the NYSE.

The current members of our Nomination Committee are Messrs. Chandra (Chair) and Thakkar and, upon the listing of our A ordinary shares on the NYSE, Mr. Coote will be a member of the Nomination Committee. The Nomination Committee is an ad hoc committee and did not meet during fiscal 2011. The board of directors has determined that each of the members of our Nomination Committee is independent.

COMPENSATION DISCUSSION AND ANALYSIS

Management’s Role in the Compensation-Setting Process

Compensation of senior executive officers and directors is determined by the Remuneration Committee of our Board of Directors. The Remuneration Committee reviews the performance of our directors and each of our executive officers and sets the scale and structure of their compensation. As part of its role of overseeing the scale and structure of the compensation paid to our executive officers, the Remuneration Committee approves their service agreements with our subsidiaries and any bonus paid by our subsidiaries to such officers. The current members of the Remuneration Committee are our three non-executive directors, Naresh Chandra, Dilip Thakkar and Michael Kirkwood.

Objectives of Our Compensation Programs

In determining the scale and structure of the compensation for executive directors and senior executives, the Remuneration Committee takes into account the need to offer a competitive compensation structure to attract and maintain a skilled and experienced management team. The Remuneration Committee creates competitive compensation programs by reviewing market data and setting compensation at levels comparable to those at our competitors. We believe that a compensation program with a strong performance based element is a prerequisite to obtaining our performance and growth objectives.

The main components of the compensation for our executive officers are a base salary, annual bonus and stock options.

The Remuneration Committee reviews these three compensation components in light of individual performance of the executive officers, external market data and reports provided by outside experts or advisors.

The compensation of our non-executive directors is set by our Board as a whole, after consulting with outside experts or advisors.

The following tables and footnotes show this information, and certain additional information disclosed voluntarily such as detail of annual compensation paid to our executive officers, included in our annual report and accounts for fiscal 2011 sent to shareholders on May 31, 2011.

	Year ended March 31, 2011
	Salary	Director Fees	Benefits(1)	2011 Total	2010 Total
	(in thousands)
Kishore Lulla	$664	$94	$13	$771	$859
Vijay Ahuja	297	94	8	399	401
Jyoti Deshpande	336	94	2	432	633
Sunil Lulla(2)	396	94	87	577	490
Dilip Thakkar	—	67	—	67	61
Naresh Chandra	—	106	—	106	61

Total	$1,693	$549	$110	$2,352	$2,505

(1)	Health insurance, except for Sunil Lulla (see Note (2) below).

(2)	Sunil Lulla’s 2011 compensation consisted of the following (Indian Rupees translated to U.S. dollars at a rate of INR 45.5 per $1.00):

Basic salary	$131,868.13
Conveyance and car reimbursement	32,967.03
Medical reimbursements	219.78
Special pay	230,549.45
Service tax	8,149.45
Housing allowance	79,120.88
Director fees	94,000.00

Total	$576,874.72

The total compensation paid to our executive officers in fiscal 2011 was $3.6 million.

Eros India Incentive Compensation

Pursuant to a resolution of its board of directors dated November 11, 2011 and a resolution of its shareholders dated December 29, 2011, Eros India approved payment of an incentive bonus to Kishore Lulla and Sunil Lulla for services to Eros India of up to 1% of the net profits of Eros India in accordance with applicable India law. Any such incentive bonus shall be payable only as determined by the Board of Directors of Eros India from time to time. Kishore Lulla will be eligible for this incentive bonus for a period of three years, until October 31, 2014. Sunil Lulla will be eligible for this incentive bonus for the remainder of his tenure in office. The Remuneration Committee will take into account any of these incentive bonuses paid to Kishore Lulla or Sunil Lulla when making compensation determinations for each of them.

Share-Based Compensation Plans

The compensation cost recognized with respect to all outstanding plans, which are all equity settled instruments, is as follows:

	As at March 31
	2011	2010	2009
	(in thousands)
IPO Plan	$26	$26	$25
IPO India Plan	$901	$283	—
Management Scheme	—	—	$1,105

	$927	$309	$1,130

This charge is included as administrative costs in our income statement. The fair value per share for each grant of options and the assumptions used in such calculation are as follows:

Scheme	IPO Plan June 2006		Management Scheme November 2007	IPO India Plan
				December 2009		August 2010
Grant date	27/06/06		15/10/2007	17/12/2009		12/8/2010

Option strike price	GBP 5.28		GBP 5.805	INR 117		INR 91
Maturity (in years)	10		5	5.25		5.25
Expected term (in years)	5		3	4		4
Number of instruments granted	62,438		359,583	1,729,512		83,628
Share price	GBP 5.172		GBP 12.990	INR 175		INR 175
Expected volatility	25.0	%(1)	25%	75	%(1)	60%
Risk free interest rate	4.78%		5.12%	6.3%		6.5%
Expected dividend yield	0%		0%	0%		0%
Average fair value of the granted options at the grant date	GBP 1.878		GBP 8.001	INR 89		INR 78

Range of values of the granted options at the grant date	GBP 1.74-2.04		GBP 7.74-8.25	INR 75-100		INR 66-85

(1)	The expected volatility for these two companies was arrived at by taking the weighted average share price movements of three peer companies as neither of these entities’ shares were listed at the date of grant.

The IPO Plan

The IPO Plan was established to grant options to certain members of senior management involved with our initial public offering on the AIM. The performance criterion attached to the options was met when our shares were admitted to AIM. The options vest annually in tranches of one-fifth beginning June 27, 2007, and may also vest in connection with certain types of terminations of employment or other events. We do not intend to grant additional options under the IPO Plan.

The Management Scheme

Options granted under the management scheme vested annually in tranches of one-third beginning March 31, 2008 and were awarded to individuals based on the determination of the Remuneration Committee after accounting for our performance. All the share options granted under this scheme lapsed or were forfeited by the option holders.

The table below summarizes the IPO Plan and the Management Scheme.

	Fiscal Year
	2012		2011		2010		2009
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding on April 1	62,438	GBP 5.28	62,438	GBP 5.28	62,438	GBP 5.28	422,021	GBP 5.73
Lapsed	—	—	—	—	—	—	(6,666)	5.805
Forfeited by the option holder	—	—	—	—	—	—	(352,916)	5.805
Outstanding at March 31	62,438	GBP 5.28	62,438	GBP 5.28	62,438	GBP 5.28	62,438	GBP 5.28

Exercisable on March 31	62,438	GBP 5.28	49,950	GBP 5.28	37,463	GBP 5.28	24,975	GBP 5.28

As a result of anti-dilution provisions in the option agreements under the IPO Plan, the number of shares covered by options granted under the IPO Plan increases in proportion to certain increases in the aggregate number of our issued shares.

The IPO India Plan

Eros India instituted an employee share option plan entitled “ESOP 2009,” or the IPO India Plan. The Compensation Committee of the Board of Directors of Eros India administers the IPO India Plan to eligible employees. The terms and conditions of the IPO India Plan are as follows:

	Shares of Eros India
	Fiscal Year
	2013	2012	2011	2010	2009
Outstanding on April 1	811,861	1,733,924	1,729,512	—	—
Granted during the year	—	—	83,628	1,729,512	—
Lapsed	—	(592,206)	(79,216)	—	—
Exercised	(40,863)	(329,857)	—	—	—
Outstanding on March 31	770,998	811,861	1,733,924	1,729,512	—

Exercisable on March 31(1)	173,613	214,476	330,059	—	—

(1)	For fiscal 2013, the number indicated was exercisable on April 16, 2012.

The exercise price of employee options is based on factors such as seniority, tenure, criticality and performance of the employee. Based on the table above, the exercise price would be calculated at a discount of 0-50% on the fair share price, derived from an independent valuation, and vesting on the following schedule, subject to accelerated vesting in connection with certain types of terminations of employment or other events:

•	20% of the options vest 12 months after the grant date.

•	20% of the options vest 24 months after the grant date.

•	30% of the options vest 36 months after the grant date.

•	30% of the options vest 48 months after the grant date.

The Share Grant Awards

On March 29, 2012, our board of directors approved a grant of our A ordinary shares in an aggregate amount of up to 1% of our issued share capital following this offering, or the Share Grant Awards, to certain employees and directors of the Company and certain subsidiaries and holding companies in connection with this offering. On April 17, 2012, as part of the Share Grant Awards, we approved a grant of 299,812 of our A ordinary shares to certain of our employees, valued at a price equal to the initial public offering price per share in this offering, conditional upon the consummation of this offering and continued employment for six months following consummation of the offering.

The Joint Share Ownership Plan

On March 29, 2012, our board of directors approved a joint share ownership program, or JSOP, pursuant to which certain of our employees and executive directors, and of certain of our subsidiaries, may acquire shares jointly with the trustee of our Employee Benefit Trust upon receiving a grant by our board of directors to do so. Our board of directors has approved the grant of an aggregate number of A ordinary shares issued pursuant to the JSOP and the Option Awards, as discussed below, not to exceed 8% of our issued share capital following this offering. The ownership and related vesting arrangements for such grants will be governed by deeds between each participant and the trustee. Pursuant to the deed governing the Employee Benefit Trust, the trustee has waived its rights to receive dividends, but has retained its right to vote shares. Over time, the participant may transfer or dispose of a portion of his or her interest in the shares subject to the occurrence of certain conditions set forth in the deed. Upon certain triggering events as specified in the deed, the trustee will have the option to acquire the beneficial interest belonging to the participant by paying the option price as determined pursuant to the formula set forth in the deed.

On April 18, 2012, we issued 2,000,164 ordinary shares at an initial value set forth in the deeds governing these shares to the Company’s Employee Benefit Trust for the benefit of certain of our employees under the JSOP, which shares will be admitted to trading on the AIM Market until our delisting in connection with the offering. Upon the listing of our A ordinary shares, the value of these shares will be adjusted to equal the initial public offering price of this offering per share. Under the deeds governing these shares, each participant will be required to pay a nominal amount to acquire shares and the trustee will be required to pay the Company the remaining market value of such shares, as defined in the relevant deed, at time of acquisition. Over time and subject to certain conditions, if these shares increase in value from the initial public offering price of this offering per share, the participant’s interest in those shares will increase proportionately. The consideration for these shares was funded by a loan from us to the Employee Benefit Trust, which will be repaid upon demand by the Company, by all cash held by the Employee Benefit Trust within seven days of receipt of such demand and by cash received upon sale of any shares held by the Employee Benefit Trust, within seven days of such sales. Upon the listing of our A ordinary shares on the NYSE, the principal amount of the loan will be adjusted to reflect the initial public offering price of this offering per share. These shares are subject to three different vesting and performance conditions set out in separate JSOP deeds. Under two of these deeds, our board of directors may permit up to 10% of the applicable shares to vest after May 31, 2013, and up to 20% of the applicable shares in the aggregate to vest after May 31, 2014. After May 31, 2015, some or all of the remaining shares under these two deeds will vest automatically only if a specified level of total shareholder return or earnings per share, as applicable, has been met. The shares covered by the third deed automatically vest in their entirety after May 31, 2015, if the specified level of total shareholder return has been met. Until a participant’s rights in these shares vest, the rights to vote and receive dividends associated with such unvested shares will remain with the trustee.

The Option Awards

On March 29, 2012, our board of directors approved a grant of options for A ordinary shares, or the Option Awards, to certain employees and directors of the Company and certain subsidiaries and holding companies of the Company. The aggregate number of Option Awards, together with any A ordinary shares issued pursuant to the JSOP, will not exceed 8% of our issued share capital following the offering. On April 17, 2012, we approved a grant to certain of our employees and consultants of 807,648 ordinary share options with an exercise price equal to the initial public offering price of this offering per share. These options will be subject to three different vesting and performance conditions, similar to those described above for the shares issued under the JSOP on April 18, 2012. Our board of directors may permit up to 10% of the applicable options to vest after May 31, 2013, and up to an aggregate of 20% of the applicable options to vest after May 31, 2014. After May 31, 2015, the remaining options subject to these vesting and performance conditions will vest automatically if a specified level of total shareholder return or earnings per share, as applicable, has been met. The third group of options will automatically vest in their entirety after May 31, 2015, if the specified level of total shareholder return has been met.

Also on April 17, 2012, we approved a grant to certain employees and consultants of 598,336 ordinary share options with an exercise price equal to the initial public offering price of this offering per share. 133,336 of these options will vest monthly over a period of 24 months, and the remaining 465,000 will vest quarterly over a period of five years.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table and accompanying footnotes provide information regarding the beneficial ownership of our ordinary shares as of April 18, 2012 with respect to:

•	each person or group who beneficially owns 5% or more of our issued ordinary shares;

•	each member of our Board of Directors and each named executive officer (as listed in the Summary Compensation Table under “Compensation Discussion and Analysis”);

•	all members of our Board of Directors and executive officers as a group; and

•	the selling shareholder.

Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or dispose or direct the disposition of our ordinary shares. The number of our ordinary shares beneficially owned by a person includes ordinary shares issuable with respect to options or similar convertible securities held by that person that are exercisable or convertible within 60 days of the date of this prospectus.

The number of shares and percentage beneficial ownership of ordinary shares before this offering set forth below is based on 41,439,122 issued ordinary shares as of April 18, 2012. The number of shares and percentage beneficial ownership of the issued shares after the consummation of this offering is based on (a) A ordinary shares and (b) B ordinary shares immediately after consummation of this offering, assuming the underwriters do not exercise their overallotment option.

As of April 18, 2012, 0.02% of our outstanding securities were held by six record holders in the United States.

Except as otherwise indicated in the footnotes to the table, shares are owned directly or indirectly with sole voting and investment power, subject to applicable marital property laws.

					Number of A Ordinary Shares Beneficially Owned Immediately After Consummation of this Offering				Number of B Ordinary Shares Beneficially Owned After the Offering
	Number of Ordinary Shares Beneficially Owned Prior to the Offering		Number of A Ordinary Shares Offered Hereby(10)		Assuming the Underwriters’ Overallotment Option is Not Exercised		Assuming the Underwriters’ Overallotment Option is Exercised in Full
Beneficial Owner	Number of Shares	Percent of Class	Assuming Underwriters’ Overallotment Option is Not Exercised	Assuming Underwriters’ Overallotment Option is Exercised in Full	Number of Shares of A	Percent of Class	Number of Shares of A	Percent of Class	Number of Shares of B	Percent of Class
5% Beneficial Owners
Kishore Lulla(1)(2)	27,518,167	66.4%
Vijay Ahuja(3)	26,622,319	64.2%
Sunil Lulla(4)(5)	27,216,885	65.7%
Beech Investments(6)	26,622,319	64.2%

Our Directors
Kishore Lulla(1)(2)	27,518,167	66.4%
Vijay Ahuja(3)	26,622,319	64.2%
Sunil Lulla(4)(5)	27,216,885	65.7%
Dilip Thakkar(5)	*	*	—	—	*	*	*	*	—	—
Naresh Chandra(5)	*	*	—	—	*	*	*	*	—	—
Michael Kirkwood(2)	*	*	—	—	*	*	*	*	—	—

Our Executive Officers
Kishore Lulla(1)(2)	27,518,167	66.4%
Vijay Ahuja(3)	26,622,319	64.2%
Sunil Lulla(4)(5)	27,216,885	65.7%
Ken Naz(7)	*	*	—	—	*	*	*	*	—	—
Surender Sadhwani(8)	*	*	—	—	*	*	*	*	—	—
Andrew Heffernan(2)	*	*	—	—	*	*	*	*	—	—
Pranab Kapadia(2)	—	—	—	—	—	—	—	—	—	—
Jyoti Deshpande(9)	*	*	—	—	*	*	*	*	—	—
Ricky Ghai(5)	—	—	—	—	—	—	—	—	—	—
Sean Hanafin(2)	—	—	—	—	—	—	—	—	—	—

All directors and executive officers as a group (10 persons)	28,110,465	67.8%

Selling Shareholder
Beech Investments(6)	26,622,319	64.2%

*	Represents less than 1%.
(1)	Kishore Lulla’s interest in shares is by virtue of his holding ownership interest in and being a potential beneficiary of discretionary trusts that hold our shares and serving as trustee of the Eros Foundation, a U.K. registered charity that holds our shares. The address of Kishore Lulla is Fort Anne, Douglas, Isle of Man IM15PD.
(2)	The address of Andrew Heffernan, Pranab Kapadia, Sean Hanafin and Michael Kirkwood is 13 Manchester Square, London, United Kingdom W1U3PP.
(3)	Vijay Ahuja’s interest in shares is by virtue of his being a potential beneficiary of discretionary trusts that hold our shares. The address of Vijay Ahuja is 10 Draycott Park, No. 07-07, Draycott 8, Singapore—259405.
(4)	Sunil Lulla’s interest in shares is by virtue of his being a potential beneficiary of discretionary trusts that hold shares in the Company.
(5)	The address of Sunil Lulla, Dilip Thakkar, Naresh Chandra and Ricky Ghai is 901-902, 9th Floor, Supreme Chambers, Veera Desai Road, Andheri (West) Mumbai, India.

(6)	Beech Investments Limited, c/o SG Hambros Trust Company (Channel Islands) Limited, 18 Esplanade, St Helier, Jersey, JE4 8RT. Beech Investments, a company incorporated in the Isle of Man, is owned by discretionary trusts that include Eros founder Arjan Lulla and Eros directors Kishore Lulla, Vijay Ahuja and Sunil Lulla as beneficiaries.
(7)	The address of Ken Naz is 550 County Avenue, Secaucus, New Jersey 07094.
(8)	The address of Surender Sadhwani is 529, Building No. 8, Dubai Media City, P.O. Box 502121, Dubai, U.A.E.
(9)	Jyoti Deshpande, our former Chief Executive Officer, resigned on May 28, 2011. The address of Jyoti Deshpande is c/o Barclays, Lord Coutanche House, 66—68 The Esplanade, St Helier, Jersey JE4 5PS.
(10)	Immediately prior to the listing of our A ordinary shares on the New York Stock Exchange, issued ordinary shares owned by the Founders’ Group convert into B ordinary shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since March 31, 2008 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our issued share capital had or will have a direct or indirect material interest.

Family Relationships

Mr. Kishore Lulla, our director, Chairman and Chief Executive Officer, is the brother of Mr. Sunil Lulla, our director, and a cousin of Mr. Vijay Ahuja, our director and Vice Chairman, and of Mr. Surender Sadhwani, our President of Middle East Operations. Mr. Sunil Lulla is the brother of Mr. Kishore Lulla and a cousin of Mr. Ahuja and Mr. Sadhwani. Mr. Ahuja is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mr. Sadhwani is a cousin of Mr. Kishore Lulla and Mr. Sunil Lulla. Mr. Arjan Lulla, our founder, the father of Mr. Kishore Lulla and Mr. Sunil Lulla, uncle of Mr. Ahuja and Mr. Sadhwani and an employee of Redbridge Group Ltd., is the Honorary President of Eros and a director of our subsidiary Eros Worldwide.

Leases

Pursuant to a lease agreement that expires on May 31, 2012, Eros India leases apartments for studio use 2,750 square feet of real property at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Mrs. Manjula K. Lulla, the wife of Mr. Kishore Lulla. The lease requires us to pay $5,659 each month under this lease. Pursuant to a lease that expires in October 2012, Eros India leases for use as executive accommodations the real property at Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Mr. Sunil Lulla. Beginning in October 2009, the lease requires us to pay $5,659 each month under this lease.

Pursuant to a lease that expires on May 31, 2012, we lease for studio use two apartments at Juhu Sangita Apartments (6A-4 and 6A-10), Juhu Tara Road, Juhu, Mumbai, from Meena A. Lulla, mother of Mr. Kishore Lulla and Mr. Sunil Lulla. Beginning in September 2011, the lease requires us to pay $849 each month, in the aggregate under this lease.

Pursuant to a lease that expires on March 31, 2012, we lease for studio use an apartment at Juhu Sangita Apartments (6A-5), Juhu Tara Road, Juhu, Mumbai, from Sunil Lulla. The lease requires us to pay $368 each month plus service tax.

Pursuant to a lease agreement that expires on March 31, 2015, we lease for our U.S. corporate offices, the real property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of Americas Operations Ken Naz serves as a director. The current lease commenced on April 1, 2010, and requires us to pay $11,000 each month.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, we lease for our U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Mr. Kishore Lulla and Mr. Sunil Lulla are potential beneficiaries. The current lease commenced on November 19, 2009, and requires us to pay $129,230 each quarter. In addition, Eros Energy UK Ltd., of which Mr. Kishore Lulla is a director, subleases from us a part of the property at 13 Manchester Square, London.

Ayngaran

We accrued interest of $250,000 on loans advanced during fiscal 2010 to Ayngaran, our 51% owned subsidiary.

Honorary Appointment of Mr. Arjan Lulla

We agreed to pay Redbridge Group Ltd. an annual fee set each year by our Board of Directors of $333,333, $303,030 and $312,500 in fiscal 2009, fiscal 2010 and fiscal 2011, respectively, for the services of Mr. Arjan Lulla, the father of Mr. Kishore Lulla and Mr. Sunil Lulla, uncle of Mr. Ahuja and Mr. Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Mr. Arjan Lulla our honorary life president and provides for services including attendance at board meetings, entrepreneurial leadership and assistance in setting our strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Mr. Kishore Lulla and Mr. Sunil Lulla are potential beneficiaries.

Lulla Family Transactions

We have engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Mr. Kishore Lulla and Mr. Sunil Lulla, each of which involved the purchase and sale of film rights. NextGen Films Pvt. Ltd. sold $8,154,944, $3,455,657 and $20,269,285 to us in fiscal 2010, fiscal 2011 and the nine months ended December 31, 2011, respectively, and purchased from us approximately $20,387, $4,811,417 and $0 in fiscal 2010, fiscal 2011 and the nine months ended December 31, 2011, respectively.

We have also engaged in transactions with Everest Entertainment Pvt. Ltd. and Apollo United Limited, entities owned by the brother of Mrs. Manjula K. Lulla, wife of Mr. Kishore Lulla, each of which involved the purchase and sale of film rights. Everest Entertainment Pvt. Ltd. sold $932,926, $1,584,807, and $23,620 and $18,933 to us in fiscal 2009, fiscal 2010, fiscal 2011 and the nine months ended December 31, 2011, respectively, and purchased from us $6,136,595 in fiscal 2009. Apollo United Limited purchased from us $20,000,000 and $9,000,000 in fiscal 2009 and fiscal 2010, respectively.

Acquisition of Acacia Investments Limited

On April 11, 2008, we exercised a call option granted on June 27, 2006 and acquired Acacia Investments Limited from a family trust in which Mr. Kishore Lulla and Mr. Sunil Lulla are potential beneficiaries, for $10.8 million. Acacia Investments Limited is a dormant holding company and owns 24% of LMB Holdings Limited, which, through its subsidiaries, operates two satellite television channels, B4U Music and B4U Movies. Each of Mr. Arjan Lulla and Mr. Sunil Lulla hold approximately 0.06% interest in one of the B4U entities.

Ondra LLP

From September 2010 through November 2010, Ondra LLP, where Mr. Kirkwood is a member and serves as Chairman, was engaged by us to provide consulting services. Ondra LLP was paid $225,000 in the aggregate for its consulting services. The engagement was completed in November 2010.

Relationship Agreement

Both we and our subsidiaries, including Eros India, acquire rights in Indian movies. Under a 2009 Relationship Agreement among Eros India, Eros Worldwide and us, certain intellectual property rights and all distribution rights for Indian films (other than Tamil films) outside of the territories of India, Nepal and Bhutan held by the Eros India Group are assigned exclusively to Eros Worldwide. Eros Worldwide in turn is entitled to assign its rights to us and to other entities within the Eros group of companies, excluding the Eros India Group and Ayngaran and its subsidiaries, or the Eros International Group.

Eros Worldwide provides a lump sum minimum guaranteed fee to the Eros India Group for each Indian film (other than a Tamil film) assigned to it by Eros India under the Relationship Agreement, in a fixed payment equal to 30% of the production cost of such film, including all costs incurred in connection with the acquisition, pre-production, production or post-production of such film, plus an amount equal to 30% of such fixed payment. We refer to these payments collectively as the Minimum Guaranteed Fee. Eros Worldwide is also required to reimburse the Eros India Group for 130% of certain pre-approved distribution expenses in connection with such film. In addition, 30% of the gross proceeds received by the Eros International Group from exploitation of such films, after certain amounts are retained by the Eros International Group, are payable over to the Eros India Group. No share of gross proceeds from an Indian film is payable by the Eros International Group to the Eros India Group until the Eros International Group has received and retained an amount equal to the Minimum Guaranteed Fee, a 20% fee on all gross proceeds outside the territories of India, Nepal and Bhutan, including gross proceeds related to the exploitation of related film ancillary rights, and 100% of the distribution expenses incurred by the Eros International Group or for which Eros Worldwide has provided reimbursement to the Eros India Group.

Under the 2009 Relationship Agreement, the Eros India Group also assigns to Eros Worldwide all non-film music publishing rights. The non-film music publishing rights are the exclusive right to exploit, outside of the territories of India, Nepal and Bhutan, music compositions and performances held by the Eros India Group, other than such music publishing rights related to an Indian film (other than a Tamil film). Eros Worldwide is entitled to assign its non-film music publishing rights to us and the other entities within the Eros International Group. For such non-film music publishing rights, Eros Worldwide agrees to pay the Eros India Group 75% of the gross proceeds received related to such non-film music publishing rights, after certain amounts are retained by Eros International Group. Eros Worldwide is also required to reimburse the Eros India Group for 130% of certain pre-approved distribution expenses in connection with such non-film music publishing rights. No share of gross proceeds is payable by the Eros International Group to the Eros India Group until the Eros International Group has received and retained 100% of its distribution expenses incurred in connection with such non-film music publishing rights or for which Eros Worldwide has provided reimbursement to the Eros India Group. The initial term of the 2009 Relationship Agreement will expire in December 2014. Thereafter, the agreement will be automatically renewed for successive two year terms unless terminated by any party by 90 days’ written notice on or before commencement of any renewal term.

Beech Investments

Mr. Sadhwani is the beneficial owner of Victoria Landmark Global Holdings Limited, a Mauritian entity, which in fiscal 2011 received approximately $1.6 million from Ganges Green Energy Pvt. Limited in exchange for consultancy services. Ganges Green Energy Pvt. Limited is owned indirectly by an entity that indirectly owns 66% of Beech Investments and of which Mr. Kishore Lulla and Mr. Sunil Lulla are potential beneficiaries.

Eros Foundation

On October 6, 2011, we issued 250,000 ordinary shares to the Eros Foundation, a U.K. registered charity, for no consideration. Such shares were granted by our Remuneration Committee to Mr. Kishore Lulla and Mr. Sunil Lulla as compensation, each of whom directed the issuance of such shares to the Eros Foundation. Mr. Kishore Lulla and his wife, Mrs. Manjula K. Lulla, are trustees, but not beneficiaries, of the foundation.

Special Purpose Entities

During fiscal 2011, we entered into transactions with certain special purpose entities that had been incorporated to produce films within the U.K. Andrew Heffernan, our Chief Financial Officer and a director of various subsidiaries, previously served as a director for these special purpose entities. These special purpose entities include Iluminati Films Limited, Vijay Galani Movies Ltd. and Nadiadwala Grandson Entertainment Ltd.

During fiscal 2010, payments of $0.2 million were made to Illuminati Films Limited and fees for production services of $0.8 million were received. During fiscal 2010, payments of $1.5 million were made to Vijay Galani Movies Ltd. and fees for production services of $2.6 million were received. During fiscal 2010, payments of $5.1 million were made to Nadiadwala Grandson Entertainment Ltd. and fees for production services of $2.4 million were received.

Eros accrued for interest of $250,000 on loans advanced during 2010 to Ayngaran International Limited its 51% subsidiary. During 2010, the largest amount outstanding on these loans was $17.2 million.

DESCRIPTION OF SHARE CAPITAL

We were incorporated in the Isle of Man as Eros International Plc on March 31, 2006 under the 1931 Act, as a public company limited by shares. Effective as of September 29, 2011, we were de-registered under the 1931 Act and re-registered as a company limited by shares under the 2006 Act. The 2006 Act provides that re-registration does not prejudice or affect in any way the continuity or legal validity of a company.

On December 31, 2011, our authorized share capital consisted of 200,000,000 ordinary shares, of GBP 0.10 par value per share, of which 118,316,874 ordinary shares were in issue. Immediately prior to the listing of our A ordinary shares on the New York Stock Exchange, we will adopt articles of association pursuant to which, unless our Board of Directors shall otherwise direct, our authorized share capital will consist of GBP 25,000,000 divided into 83,333,333 ordinary shares designated as either A ordinary shares or B ordinary shares, after giving effect to a one-for-three-for-one reverse stock split that will occur immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The maximum number of B ordinary shares which may be issued is 27,216,885 B ordinary shares. On a poll, the holders of B ordinary shares will have ten votes per B ordinary share while the holders of A ordinary shares will have one vote per A ordinary share. The B ordinary shares will, immediately upon registration of such transfer, convert automatically into A ordinary shares if such shares are transferred to a person other than a permitted holder as set forth in our articles. In addition, if, at any time, the aggregate number of B ordinary shares in issue constitutes less than 10% of the aggregate number of A ordinary shares and B ordinary shares in issue, all B ordinary shares in issue will convert automatically into A ordinary shares on a one-for-one basis. We have no convertible debentures or warrants outstanding.

The following is a description of the material provisions of our ordinary shares and the other material terms of our articles of association to take effect upon the consummation of this offering, and certain provisions of Isle of Man law. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of association, copies of which have been or will be filed with the SEC as exhibits to the registration statement of which this prospectus forms a part.

Board of Directors

Under our articles of association, the 2006 Act and the committee charters and governance policies adopted by our Board of Directors, our Board of Directors controls the business and actions of the Company. Our Board of Directors consists of between three and twelve directors and will be divided into three staggered classes of directors of the same or nearly the same number. At each annual general meeting, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. No director may participate in any approval of a transaction in which he or she is interested. The directors receive a fee determined by the Board of Directors for their services as directors and such fees are distinct from any salary, remuneration or other amounts that may be payable to the directors under our articles. However, any director who is also an officer of the Company (or any of our subsidiaries) is not entitled to any such director fees but may be paid a salary and/or remuneration for holding any employment or executive office, in accordance with the articles. Our directors are entitled to be repaid all reasonable expenses incurred in the performance of their duties as directors. There is no age limit for retirement of our directors.

Our articles provide that the quorum necessary for the transaction of business may be determined by our Board of Directors and, in the absence of such determination, is the majority of the members of the Board of Directors. Subject to the provisions of the 2006 Act, the directors may exercise all the powers of the Company to borrow money, guarantee, indemnify and to mortgage or charge Company assets.

Ordinary Shares

Dividends

Holders of our A ordinary shares and B ordinary shares whose names appear on the register on the date on which a dividend is declared by our Board of Directors are entitled to such dividends according to the shareholders’ respective rights and interests in the profits of the Company and subject to the satisfaction of the solvency test contained in the 2006 Act. Any such dividend is payable on the date declared by our Board of Directors, or on any other date specified by our Board of Directors. Under the 2006 Act, a company satisfies the solvency test if (a) it is able to pay its debts as they become due in the normal course of its business and (b) the value of its assets exceeds the value of its liabilities. Under certain circumstances, if dividend payments are returned to the Company undelivered or left uncashed, the Company will not be obligated to send further dividends or other payments with respect to such ordinary shares until that shareholder notifies the Company of an address to be used for the purpose. In the discretion of the Board of Directors, all dividends unclaimed for a period of twelve months may be invested or otherwise used by our Board of Directors for the benefit of the Company until claimed (and the Company is not a trustee of such unclaimed funds) and all dividends unclaimed for a period of twelve years after having become due for payment may be forfeited and revert to the Company.

Voting Rights

Each A ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote, and each B ordinary share is entitled to ten votes. In order to vote at any meeting of shareholders, a holder of B ordinary shares will first be required to certify that it is a permitted holder as defined in our articles.

General Meetings

Unless unanimously approved by all shareholders entitled to attend and vote at the meeting, all general meetings for the approval of a resolution appointing a director may be convened by our Board of Directors with at least 21 days’ notice (excluding the date of notice and the date of the general meeting), and any other general meeting may be convened by our Board of Directors with at least 14 days’ notice (excluding the date of notice and the date of the general meeting). A quorum required for any general meeting consists of shareholders holding at least 30% of the issued share capital of the Company. The concept of “ordinary,” “special” and “extraordinary” resolutions is not recognized under the 2006 Act, and resolutions passed at a meeting of shareholders only require the approval of shareholders present in person or by proxy, holding in excess of 50% of the voting rights exercised in relation thereto. However, as permitted under the 2006 Act, our articles of association incorporate the concept of a “special resolution” (requiring the approval of shareholders holding 75% or more of the voting rights exercised in relation thereto) in relation to certain matters, such as directing the management of the Company’s business (subject to the provisions of the 2006 Act and our articles), sanctioning a transfer or sale of the whole or part of the Company’s business or property to another company (pursuant to the relevant section of the 1931 Act) and allocating any shares or other consideration among the shareholders in the event of a winding up.

Rights to Share in Dividends

Our shareholders have the right to a proportionate share of any dividends declared by the Company.

Limitations on Right to Hold Shares

Our Board of Directors may determine that any person owning shares (directly or beneficially) constitutes a “prohibited person” and is not qualified to own shares if such person is in breach of any law or requirement of any country and, as determined solely by the Board of Directors, such ownership would cause a pecuniary or tax disadvantage to the Company, another shareholder or other securities of the Company. Our Board of Directors may direct the prohibited person to transfer the shares to another person who is not a prohibited person. Any such determination made or action taken by our Board of Directors is conclusive and binding on all persons concerned.

Our articles also identify certain “permitted holders” of B ordinary shares. Any B ordinary shares transferred to a person other than a permitted holder will, immediately upon registration of such transfer, convert automatically into A ordinary shares. In addition, if, at any time, the aggregate number of B ordinary shares in issue constitutes less than 10% of the aggregate number of A ordinary shares and B ordinary shares in issue, all B ordinary shares in issue will convert automatically into A ordinary shares on a one-for-one basis.

Untraceable Shareholders

Under certain circumstances, if any payment with respect to any ordinary shares has not been cashed and we have not received any communications from the holder of such ordinary shares, we may sell such ordinary shares after giving notice in accordance with procedures set out by our articles to the holder of the ordinary shares and any relevant regulatory authority.

Action Required to Change Shareholder Rights or Amend Our Memorandum or Articles of Association

All or any of the rights attached to any class of our ordinary shares may, subject to the provisions of the 2006 Act, be amended either with the written consent of the holders of 75% of the issued shares of that class or by a special resolution passed at a general meeting of the holders of shares of that class. Furthermore, our memorandum and articles of association may be amended by a special resolution of the holders of 75% of the issued shares.

Liquidation Rights

On a return of capital on winding up, assets available for distribution among the holders of ordinary shares will be distributed among holders of our ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Minority Shareholder Protections

Under the 2006 Act, if a shareholder believes that the affairs of the company have been or are being conducted in a manner that is unfair to such shareholder or unfairly prejudicial or oppressive, the shareholder can seek a range of court remedies including winding up the company or setting aside decisions in breach of the 2006 Act or the company’s memorandum and articles of association. Further, if a company or a director of a company breaches or proposes to breach the 2006 Act or its memorandum or articles of association, then, in response to a shareholder’s application, the Isle of Man Court may issue an order requiring compliance with the 2006 Act or the memorandum or articles of association; alternatively, the Isle of Man Court may issue an order restraining certain action to prevent such a breach from occurring.

The 2006 Act also contains provisions that enable a shareholder to apply to the Isle of Man court for an order directing that an investigation be made of a company and any of its associated companies.

Anti-takeover Effects of Our Dual Class Structure

As a result of our dual class structure, the Founders Group and our executives and employees will have significant influence over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. This concentrated control could discourage others from initiating any potential merger, takeover or other change of control transaction that other shareholders may view as beneficial.

U.K. Takeover Code

The City Code on Takeovers and Mergers, or the City Code, will apply to us, even after our admission to AIM is cancelled, if the UK Panel on Takeovers and Mergers deems that our place of central management and control is in the United Kingdom or the Isle of Man. Under the City Code, if an acquisition of interests in the A ordinary shares were to increase the aggregate holding of an acquirer and persons acting in concert with it to an interest in the A ordinary shares carrying 30% or more of the voting rights in the Company, the acquirer and, depending upon the circumstances, persons acting in concert with it, would be required (except with the consent of the Panel) to make a cash offer for the outstanding A ordinary shares at a price not less than the highest price paid for any interest in the A ordinary shares by the acquirer or persons acting in concert with it during the 12 months prior to the announcement of the offer. A similar obligation to make such a mandatory offer would also arise on the acquisition of an interest in A ordinary shares by a person holding (together with persons acting in concert with it) an interest in A ordinary shares carrying between 30% and 50% of the voting rights in the Company if the effect of such acquisition were to increase that person’s percentage of the voting rights.

Indian Takeover Regulations

The Takeover Regulations came into effect on October 22, 2011, superseding the earlier takeover regulations. For further discussion of these regulations, see “Regulations - Material Indian Regulation - Indian Takeover Regulations.”

Compulsory Acquisitions under the 2006 Act

Under the 2006 Act, where a scheme or contract involving the acquisition of a company’s shares has within sixteen weeks after the making of the offer been approved by the holders of not less than 90% in value of the shares affected, the acquiring party may, within eight weeks after the expiration of the sixteen-week period, by notice to the remaining shareholders compulsorily acquire their shares. The dissenting shareholders may, however, within one month of the date of the notice, apply to court for relief.

Differences in Corporate Law

The following chart summarizes certain material differences between the rights of holders of our A ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the State of Delaware that result from differences in governing documents and the laws of Isle of Man and Delaware.

	Isle of Man Law	Delaware Law

General Meetings

The 2006 Act does not require a company to hold an annual general meeting of its shareholders. Subject to anything contrary in the company’s memorandum and articles of association, a meeting of shareholders can be held at such time and in such place, within or outside the Isle of Man, as the convener of the meeting considers appropriate. Under the 2006 Act, the directors of a company (or any other person permitted by the company’s memorandum and articles of association) may convene a meeting of the shareholders of a company. Further, the directors of a company must call a meeting to consider a resolution requested in writing by shareholders holding at least 10% of the company’s voting rights. The Isle of Man Court may order a meeting of members to be held and to be conducted in such manner as the Court orders, among other things, if it is of the opinion that it is in the interests of the shareholders of the company that a meeting of shareholders is held.

Our articles require our Board of Directors to convene annually a general meeting of the shareholders at such time and place, and to consider such business, as the Board of Directors may determine.

Shareholders of a Delaware corporation generally do not have the right to call meetings of shareholders unless that right is granted in the certificate of incorporation or bylaws. However, if a corporation fails to hold its annual meeting within a period of 30 days after the date designated for the annual meeting, or if no date has been designated for a period of 13 months after its last annual meeting, the Delaware Court of Chancery may order a meeting to be held upon the application of a shareholder.

	Isle of Man Law	Delaware Law

Quorum Requirements for General Meetings	The 2006 Act provides that a quorum at a general meeting of shareholders may be fixed by the articles. Our articles provide a quorum required for any general meeting consists of shareholders holding at least 30% of the issued share capital of the Company.	A Delaware corporation’s certificate of incorporation or bylaws can specify the number of shares that constitute the quorum required to conduct business at a meeting, provided that in no event will a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Board of Directors	Our articles provide that unless and until otherwise determined by our Board of Directors, the number of directors will not be less than three or more than 12, with the exact number to be set from time to time by the Board of Directors. While there is no concept of dividing a board of directors into classes under Isle of Man law, there is nothing to prohibit a company from doing so. Consequently, under our articles, our Board of Directors is divided into three classes, each as nearly equal in number as possible and at each annual general meeting, each of the directors of the relevant class the term of which shall then expire shall be eligible for re-election to the Board of Directors for a period of three years.	A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into up to three classes.

Removal of Directors

Under Isle of Man law, notwithstanding anything in the memorandum or articles or in any agreement between a company and its directors, a director may be removed from office by way of shareholder resolution. Such resolution may only be passed (a) at a meeting of the shareholders called for such purposes including the removal of the director or (b) by a written resolution consented to by a shareholder or shareholders holding at least 75% of the voting rights.

The 2006 Act provides that a director may be removed from office by a resolution of the directors if the directors are expressly given such authority in the memorandum or articles, but our articles do not provide this authority.

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).

	Isle of Man Law	Delaware Law

Vacancy of Directors

Subject to any contrary provisions in a company’s memorandum or articles of association, a person may be appointed as a director (either to fill a vacancy or as an additional director) by a resolution of the directors or by a resolution of the shareholders.

Our articles provide that any vacancy resulting from, among other things, removal, resignation, conviction and disqualification, may be filled by another person willing to act as a director by way of shareholder resolution or resolution of our Board of Directors. Any director appointed by the Board of Directors will hold office only until the next annual general meeting of the Company, when he will be subject to retirement or re-election.

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of shareholders at which the term of the class of directors to which the newly elected director has been elected expires.

Interested Director Transactions	Under Isle of Man law, as soon as a director becomes aware of the fact that he is interested in a transaction entered into or to be entered into by the company, he must disclose this interest to the board of directors. Our articles provide that no director may participate in approval of a transaction in which he or she is interested.	Under Delaware law, some contracts or transactions in which one or more of a Delaware corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. For an interested director transaction not to be voided, either the shareholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board or committee approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

	Isle of Man Law	Delaware Law

Cumulative Voting	There is no concept of cumulative voting under Isle of Man law.	Delaware law does not require that a Delaware corporation provide for cumulative voting. However, the certificate of incorporation of a Delaware corporation may provide that shareholders of any class or classes or of any series may vote cumulatively either at all elections or at elections under specified circumstances.

Shareholder Action Without a Meeting	A written resolution will be passed if it is consented to in writing by shareholders holding in excess of 50% of the rights to vote on such resolution. The consent may be in the form of counterparts, and our articles provide that, in such circumstances, the resolution takes effect on the earliest date upon which shareholders holding a sufficient number of votes to constitute a resolution of shareholders have consented to the resolution in writing. Any holder of B ordinary shares consenting to a resolution in writing is first required to certify that it is a permitted holder as defined in our articles. If any written resolution of the shareholders of the company is adopted otherwise than by unanimous written consent, a copy of such resolution must be sent to all shareholders not consenting to such resolution upon it taking effect.	Unless otherwise specified in a Delaware corporation’s certificate of incorporation, any action required or permitted to be taken by shareholders at an annual or special meeting may be taken by shareholders without a meeting, without notice and without a vote, if consents, in writing, setting forth the action, are signed by shareholders with not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all shares entitled to vote were present and voted. All consents must be dated. No consent is effective unless, within 60 days of the earliest dated consent delivered to the corporation, written consents signed by a sufficient number of holders to take the action are delivered to the corporation.

Business Combinations	Under Isle of Man law, a merger or consolidation must be approved by, among other things, the directors of the company and by shareholders holding at least 75% of the voting rights. A scheme of arrangement (which includes, among other things, a sale or transfer of the assets of the company) must be approved by, among other things, the directors of the company, a 75% shareholder majority and also requires the sanction of the court.	With certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a Delaware corporation must be approved by the board of directors and a majority (unless the certificate of incorporation requires a higher percentage) of the outstanding shares entitled to vote thereon.

	Isle of Man Law	Delaware Law

Interested Shareholders	There are no equivalent provisions under Isle of Man law relating to interested shareholders.

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales and loans) with an “interested shareholder” for three years following the time that the shareholder becomes an interested shareholder. Subject to specified exceptions, an “interested shareholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation or its bylaws, or an amendment to its original certificate or bylaws that was approved by majority shareholder vote. With a limited exception, this amendment would not become effective until 12 months following its adoption.

Limitations on Personal Liability of Directors	Under Isle of Man law, a director who vacates office remains liable under any provisions of the 2006 Act that impose liabilities on a director in respect of any acts or omissions or decisions made while that person was a director.	A Delaware corporation may include in its certificate of incorporation provisions limiting the personal liability of its directors to the corporation or its shareholders for monetary damages for many types of breach of fiduciary duty. However, these

	Isle of Man Law	Delaware Law

provisions may not limit liability for any breach of the duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, the authorization of unlawful dividends, shares repurchases or shares barring redemptions, or any transaction from which a director derived an improper personal benefit. A typical certificate of incorporation would also provide that if Delaware law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended. However, these provisions would not be likely to bar claims arising under U.S. federal securities laws.

Indemnification of Directors and Officers

A company may indemnify against all expenses, any person who is or was a party, or is threatened to be made a party to any civil, criminal, administrative or investigative proceedings (threatened, pending or completed), by reason of the fact that the person is or was a director of the company, or who is or was, at the request of the company, serving as a director or acting for another company.

Any indemnity given will be void and of no effect unless such person acted honestly and in good faith and in what such person believed to be in the best interests of the company and, in the case of criminal proceedings, had no reasonable cause to believe that the conduct of such person was unlawful.

Under Delaware law, subject to specified limitations in the case of derivative suits brought by a corporation’s shareholders in its name, a corporation may indemnify any person who is made a party to any third party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of directors who were not parties to the suit or proceeding (even though less than a quorum), if the person:

Isle of Man Law	Delaware Law

•   acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

•   in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by

	Isle of Man Law	Delaware Law

or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

Appraisal Rights	There is no concept of appraisal rights under Isle of Man law.	A shareholder of a Delaware corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the shareholder may receive cash in the amount of the fair value of the shares held by that shareholder (as determined by a court) in lieu of the consideration the shareholder would otherwise receive in the transaction.

Shareholder Suits

The Isle of Man Court may, on application of a shareholder, permit that shareholder to bring proceedings in the name and on behalf of the company (including intervening in proceedings to which the company is a party). In determining whether or not leave is to be granted, the Isle of Man Court will take into account such things as whether the shareholder is acting in good faith and whether the Isle of Man Court itself is satisfied that it is in the interests of the company that the conduct of the proceedings should not be left to the directors or to the determination of the shareholders as a whole.

Under Isle of Man law, a shareholder may bring an action against the company for a breach of a duty owed by the company to such shareholder in that capacity.

Under Delaware law, a shareholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation, including for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated shareholders where the requirements for maintaining a class action under Delaware law have been met. A person may institute and maintain such a suit only if such person was a shareholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law. Additionally, under established Delaware case law, the plaintiff generally must be a shareholder not only at the time of the transaction which is the subject of the suit, but also through the duration of the derivative suit. Delaware law also requires that the derivative plaintiff make a demand on the directors of the corporation

	Isle of Man Law	Delaware Law

to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile. In such derivative and class actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Inspection of Books and Records

Upon giving written notice, a shareholder is entitled to inspect and to make copies of (or obtain extracts of) the memorandum and articles and any of the registers of shareholders, directors and charges. A shareholder may only inspect the accounting records (and make copies or take extracts thereof) in certain circumstances.

Our articles provide that no shareholder has any right to inspect any accounting record or other document of the company unless he is authorized to do so by statute, by order of the Isle of Man Court, by our Board of Directors or by shareholder resolution.

All shareholders of a Delaware corporation have the right, upon written demand, to inspect or obtain copies of the corporation’s shares ledger and its other books and records for any purpose reasonably related to such person’s interest as a shareholder.

Amendment of Governing Documents	Under Isle of Man law, the shareholders of a company may, by resolution, amend the memorandum and articles of the company. The memorandum and articles of a company may authorize the directors to amend the memorandum and articles, but our memorandum and articles do not contain any such power. Our memorandum of association provides that our memorandum of association and articles of association may be amended by a special resolution of shareholders.	Under Delaware law, amendments to a corporation’s certificate of incorporation require the approval of shareholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by Delaware law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of Delaware law. Under Delaware law, the board of directors may amend bylaws if so authorized in the certificate of incorporation. The shareholders of a Delaware corporation also have the power to amend bylaws.

	Isle of Man Law	Delaware Law

Dividends and Repurchases

The 2006 Act contains a statutory solvency test. A company satisfies the solvency test if it is able to pay its debts as they become due in the normal course of its business and where the value of the company’s assets exceeds the value of its liabilities.

Subject to the satisfaction of the solvency test and any contrary provision contained in a company’s articles, a company may, by a resolution of the directors, declare and pay dividends. Our articles provide that where the solvency test has been satisfied, our Board of Directors may declare and pay dividends (including interim dividends) out of our profits to shareholders according to their respective rights and interests in the profits of the company.

Under Isle of Man law, a company may purchase, redeem or otherwise acquire its own shares for any consideration, subject to, among other things, satisfaction of the solvency test.

Delaware law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

Under Delaware law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem those shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Changes in Capital

The conditions in our articles of association governing changes in capital are not more stringent than as required under the 2006 Act. Our articles of association provide that our directors may, by resolution, alter our share capital. The 2006 Act subjects any reduction of share capital to the statutory solvency test. The 2006 Act provides that a company satisfies the solvency test if it is able to pay its debts as they become due in the normal course of the company’s business and where the value of the company’s assets exceeds the value of its liabilities.

History of Share Capital

The following table and footnotes provides a summary of the issue of our ordinary shares since April 1, 2008.

Issued Share Capital
As at April 1, 2008	37,831,433
April 10, 2008(1)	594,566
June 30, 2009(2)	39,101
August 20, 2009(3)	246,152
June 1, 2011(4)	35,925
October 3, 2011(5)	691,780
April 18, 2012(6)	2,000,164

As at April 18, 2012	41,439,122

(1)	Shares issued in respect of the acquisition of Acacia Investments. The purchase price for the shares of Acacia Investments pursuant to the option was $10,815,017, representing a 10% premium to the par value of the shares (plus accrued interest as at the date of the exercise), and was satisfied by the issue of 594,566 ordinary shares based on the mid-market price of $14.40 on April 10, 2008.
(2)	Shares issued for employee bonus/remuneration at $3.75 a share based on the mid-market price on May 6, 2009 (the grant date).
(3)	Shares issued for senior executive bonus/remuneration at $3.75 a share based on the mid-market price on May 6, 2009 (the grant date).
(4)	Shares issued for employee bonus/remuneration issued at $10.80 a share based the mid-market price on May 31, 2011 (the grant date).
(5)	Shares issued to employees and directors as bonus/remuneration at $9.99 a share based on the mid-market price on October 3, 2011 (the grant date).
(6)	Shares issued to the Company’s Employee Benefit Trust pursuant to the JSOP at a value equal to the initial public offering price per share.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, our issued share capital will be as follows:            A ordinary shares and            B ordinary shares. Within seven days of the completion of this offering, pursuant to the Consulting Agreement, Jyoti Deshpande will be issued A ordinary shares valued at $2,000,000 and a possible discretionary bonus in A ordinary shares. For additional information, see “Management—Consultant Services Agreement.” All of the A ordinary shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our A ordinary shares in the public market could adversely affect prevailing market prices of our A ordinary shares. Our ordinary shares are currently admitted to AIM, but we anticipate our shareholders will approve a resolution authorizing us to cancel admission of our ordinary shares from AIM as soon as practicable following the listing of our A ordinary shares on the NYSE. A one-for-three reverse stock split of our ordinary shares will become effective following shareholder approval, and will occur immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Conversion of our currently issued ordinary shares into A ordinary shares and B ordinary shares was approved by our shareholders on              and will also become effective immediately prior to the listing of our A ordinary shares on the NYSE. While application has been made for our A ordinary shares to be listed on the NYSE, a regular trading market may not develop in our A ordinary shares.

Lock-Up Agreements

In connection with this offering, we and the selling shareholder, our executive officers and directors and certain holders who are our current or former employees have agreed, subject to limited exceptions, not to directly or indirectly sell or dispose of any shares of our A ordinary shares or any securities convertible into or exchangeable or exercisable for common shares for a period of 180 days after the date of this prospectus, subject to extension in certain circumstances, without the prior written consent of             . For additional information, see “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our issued A and B ordinary shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the number of our issued A and B ordinary shares, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our A ordinary shares on the NYSE preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our A ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such A ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

MATERIAL TAX CONSIDERATIONS

Summary of Material Indian Tax Considerations

The discussion contained herein is based on the applicable tax laws of India as in effect on the date hereof and is subject to possible changes in Indian law that may come into effect after such date. The information set forth below is intended to be a general discussion only. Prospective investors should consult their own tax advisers as to the consequences of purchasing the A ordinary shares, including, without limitation, the consequences of the receipt of dividend and the sale, transfer or disposition of the ordinary shares.

Based on the fact that Eros is considered for tax purposes as a company domiciled abroad, any dividend income in respect of A ordinary shares will not be subject to any withholding or deduction in respect of Indian income tax laws. Further, the Finance Bill, 2012 presented to the Indian Parliament in March 2012, seeks to tax the indirect transfer of Indian entities by non-residents. Pursuant to the proposed amendments, income arising directly or indirectly through the sale of a capital asset, including any share or interest in a company or entity registered or incorporated outside India, will be liable to tax in India, if such share or interest derives, directly or indirectly, its value substantially from assets located in India and whether or not the seller of such share or interest has a residence, place of business, business connection, or any other presence in India. The proposed amendments do not define the term “substantially” and they also do not deal with the interplay between a tax treaty and the Indian Income Tax Act, 1961, as amended, in case of an indirect transfer. Accordingly, the implications of the proposed amendments are presently unclear. However, if the proposed amendments are enacted and it is determined that our A ordinary shares derive their value substantially from assets located in India, then there is the possibility that income arising from the sale of our A ordinary shares will be taxed in India.

Further, dividend payments to us by our Indian subsidiaries are subject to withholding of dividend distribution tax in India, at an effective rate of 16.61%, including applicable cess (Indian education tax) and surcharge.

Summary of Material Isle of Man Tax Considerations

Tax residence in the Isle of Man

The Company is resident for taxation purposes in the Isle of Man by virtue of being incorporated in the Isle of Man.

Capital taxes in the Isle of Man

The Isle of Man has a regime for the taxation of income, but there are no taxes on capital gains, stamp taxes or inheritance taxes in the Isle of Man. No Isle of Man stamp duty or stamp duty reserve tax will be payable on the issue or transfer of, or any other dealing in, the A ordinary shares.

Zero rate of corporate income tax in the Isle of Man

The Isle of Man operates a zero rate of tax for most corporate taxpayers, including the Company. Under the regime, the Company will technically be subject to Isle of Man taxation on its income, but the rate of tax will be zero; there will be no required withholding by the Company on account of Isle of Man tax in respect of dividends paid by the Company.

The Company will be required to pay an annual corporation charge of approximately $388. It is part of an annual return fee, resulting in a total amount payable of approximately $497 per year.

Isle of Man probate

In the event of death of a sole, individual holder of the A ordinary shares, an Isle of Man probate fee or administration may be required, in respect of which certain fees will be payable to the Isle of Man government, subject to the fee. Currently the maximum fee (where the value of an estate exceeds $312,500) is approximately $1,000.

Summary of Material United States Federal Income Tax Considerations

The following summary describes the material United States federal income tax consequences associated with the acquisition, ownership and disposition of our shares as of the date hereof. The discussion set forth below is applicable only to U.S. Holders (as defined below) and does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire the shares. Except where noted, this summary applies only to a U.S. Holder that holds shares as capital assets for United States federal income tax purposes. As used herein, the term “U.S. Holder” means a beneficial owner of a share that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not describe all of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are a broker, a dealer or trader in securities or currencies, a financial institution, a regulated investment company, a real estate investment trust, a cooperative, an insurance company, a pension plan, a tax-exempt entity, a person holding our shares as part of a hedging, integrated or conversion transaction, a constructive sale, a wash sale or a straddle, a person liable for alternative minimum tax, a person who owns or is deemed to own 10% or more of our voting stock, a person holding our shares in connection with a trade or business conducted outside of the United States, a partnership or other pass-through entity for United States federal income tax purposes, a U.S. expatriate or a person whose “functional currency” for United States federal income tax purposes is not the United States dollar. The discussion below is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the “Code”), and regulations (including proposed regulations), rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership holding our shares or a partner of a partnership holding our shares, you should consult your tax advisors as to the particular United States federal income tax consequences of acquiring, holding and disposing of the shares.

This discussion does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our A ordinary shares, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any other consequences to you arising under U.S. federal, state and local laws and the laws of any other applicable taxing jurisdiction in light of your particular circumstances.

Taxation of Distributions

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of distributions on the shares will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Because we do not expect to keep track of earnings and profits in accordance with United States federal income tax principles, you should expect that a distribution in respect of the A ordinary shares will generally be treated and reported as a dividend to you. Such dividend income will be includable in your gross income as ordinary income on the day actually received by you or on the day received by your nominee or agent that holds the shares on your behalf. Such dividends will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from other U.S. corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. We have applied to list A ordinary shares on the NYSE and expect such shares to be considered readily tradable on an established securities market. However, even if the shares are readily tradable on an established securities market in the United States, we will not be treated as a qualified foreign corporation if we are a PFIC for the taxable year in which we pay a dividend or were a PFIC for the preceding taxable year. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. For this purpose, the minimum holding period requirement will not be met if a share has been held by a holder for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend, appropriately reduced by any period in which such holder is protected from risk of loss. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the availability of the reduced tax rate on dividends in light of your particular circumstances.

Subject to certain conditions and limitations imposed by United States federal income tax rules relating to the availability of the foreign tax credit, some of which vary depending upon the U.S. Holder’s circumstances, any foreign withholding taxes on dividends will be treated as foreign taxes eligible for credit against your United States federal income tax liability. The application of the rules governing foreign tax credits depends on the particular circumstances of each U.S. Holder. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of calculating the foreign tax credit, dividends paid on the A ordinary shares will be treated as income from sources outside the United States and will generally constitute “passive category income.” Further, in certain circumstances, you will not be allowed a foreign tax credit for foreign taxes imposed on certain dividends paid on the shares if you:

•	have held shares for less than a specified minimum period during which you are not protected from risk of loss, or

•	are obligated to make certain payments related to the dividends.

The rules governing the foreign tax credit are complex and involve the application of rules that depend on your particular circumstances. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the composition of our income and valuation of our assets, we do not believe we will be a PFIC for United States federal income tax purposes for the 2012 taxable year, and we do not expect to become one in the future. However, because PFIC status is an annual factual determination that cannot be made until after the close of each taxable year and depends on the composition of a company’s income and assets and the market value of its assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

In general, a non-United States corporation will be treated as a PFIC for U.S. federal income tax purposes for any taxable year in which:

•	at least 75% of its gross income is passive income (the “income” test), or

•	at least 50% of the value (determined based on a quarterly average) of its gross assets is attributable to assets that produce, or are held for the production of, passive income (the “asset” test).

For this purpose, passive income generally includes dividends, interest, royalties and rents (except for certain royalties and rents derived from the active conduct of a trade or business), certain gains from commodities and securities transactions and the excess of gains over losses from the disposition of assets which produce passive income. If we own, directly or indirectly, at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests described above, as directly owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

If we are a PFIC for any taxable year during which you hold our shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for your A ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest applicable tax rate in effect for corporations or individuals, as appropriate, for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition, or “excess distribution,” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the shares cannot be treated as capital and will be subject to the “excess distribution” regime described above, even if you hold the shares as capital assets.

In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning prior to January 1, 2013 if we are a PFIC in our taxable year in which such dividends are paid or in the preceding taxable year.

You will be required to file Internal Revenue Service Form 8621 annually regarding any distributions received on the A ordinary shares and any gain realized on the disposition of the A ordinary shares if you hold our A ordinary shares in any year in which we are classified as a PFIC, and other reporting requirements may apply.

If we are a PFIC for any taxable year during which a U.S. Holder holds our A ordinary shares and any of our non-United States subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Under these circumstances, a U.S. Holder would be subject to United States federal income tax on (i) a distribution on the shares of a lower-tier PFIC and (ii) a disposition of shares of a lower-tier PFIC, both as if such U.S. Holder directly held the shares of such lower-tier PFIC. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded in other than de minimis quantities for at least 15 days during each calendar quarter on a qualified exchange, as defined in applicable U.S. Treasury Regulations. We have applied to list A ordinary shares on the NYSE and expect such shares to be “regularly traded” for purposes of the mark-to-market election.

If you make an effective mark-to-market election, you will include in each year that we are a PFIC, as ordinary income the excess of the fair market value of your A ordinary shares at the end of the year over your adjusted tax basis in the A ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the A ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your A ordinary shares in a year in which we are a PFIC will be treated as ordinary income. Any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the A ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. A mark-to-market election should be made by filing IRS Form 8621 in the first taxable year during which the U.S. Holder held the A ordinary shares and in which we are a PFIC. A mark-to-market election would not be available with respect to a subsidiary PFIC of ours that a U.S. Holder is deemed to own for the purposes of the PFIC rules; accordingly, a U.S. Holder would not be able to mitigate certain of the adverse U.S. “excess distribution” federal income tax consequences of its deemed ownership of stock in our subsidiary PFICs by making a mark-to-market election. You are urged to consult your tax advisor about the availability of the mark-to-market election and whether making the election would be advisable in your particular circumstances.

Alternatively, holders of PFIC shares can sometimes avoid the rules described above by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements, or furnish you with the information, necessary to permit you to make this election.

You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding A ordinary shares if we are considered a PFIC in any taxable year.

Sale or Other Disposition of A Ordinary Shares

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange or other taxable disposition of a A ordinary share in an amount equal to the difference between the amount realized for the share and your tax basis in the A ordinary share, in each case as determined in United States dollars. Subject to the discussion above under “Passive Foreign Investment Company,” such gain or loss will be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss for U.S. foreign tax credit purposes. You are encouraged to consult your tax advisor regarding the availability of the U.S. foreign tax credit in your particular circumstances.

Information Reporting and Backup Withholding

In general, information reporting will apply to distributions in respect of our A ordinary shares and the proceeds from the sale, exchange or redemption of our A ordinary shares that are paid to you within the United States or through certain U.S.-related financial intermediaries, unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to (i) provide a taxpayer identification number or (ii) certify that you are not subject to backup withholding. U.S. Holders who are required to establish their exemption from backup withholding must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Recent Tax Legislation

For taxable years beginning after December 31, 2012, certain U.S. Holders that are individuals, estates or trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividends and net gains from the disposition of shares. If you are a U.S. Holder that is an individual, estate or trust, you should consult your tax advisors regarding the applicability of this tax to your income and gains in respect of your investment in the A ordinary shares.

UNDERWRITING

Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of each of the underwriters named below and Deutsche Bank Securities, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and UBS Securities LLC are acting as joint book-running managers of the offering. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling shareholder and the underwriters, we and the selling shareholder have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling shareholder, the number of A ordinary shares set forth opposite its name below.

Underwriter	Number of Shares
Deutsche Bank Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
UBS Securities LLC

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the A ordinary shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The selling shareholder may be deemed an “underwriter” within the meaning of the Securities Act.

The underwriters are offering the A ordinary shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the A ordinary shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us and the selling shareholder that the underwriters propose initially to offer the A ordinary shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. The underwriters may allow a discount not in excess of $         per A ordinary share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholder. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Eros	$	$	$
Proceeds, before expenses, to the selling shareholder	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $             and are payable by us and the selling shareholder.

Overallotment Option

We and the selling shareholder have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to additional A ordinary shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We and the selling shareholder, our executive officers and directors and certain holders who are our current or former employees have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for 180 days after the date of this prospectus without first obtaining the written consent of                     . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any ordinary shares,

•	sell any option or contract to purchase any ordinary shares,

•	purchase any option or contract to sell any ordinary shares,

•	grant any option, right or warrant for the sale of any ordinary shares,

•	lend or otherwise dispose of or transfer any ordinary shares,

•	request or demand that we file a registration statement related to the ordinary shares, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange

We expect the shares to be approved for listing on the NYSE under the symbol “EROS.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of A ordinary shares to a minimum number of beneficial owners as required by that exchange.

Our ordinary shares have been quoted on AIM since July 4, 2006, under the symbol “EROS.” Before this offering, there has been no public market for our A ordinary shares in the United States. The initial public offering price will be determined through negotiations among us, the selling shareholder and the representative. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies in the United States that the underwriters believe to be comparable to us,

•	the price of our ordinary shares on AIM during recent periods,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for our A ordinary shares listed on the NYSE may not develop. It is also possible that after the offering the A ordinary shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the A ordinary shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the underwriters may engage in transactions that stabilize the price of the A ordinary shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our A ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of A ordinary shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing A ordinary shares in the open market. In determining the source of A ordinary shares to close out the covered short position, the underwriters will consider, among other things, the price of A ordinary shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing A ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our A ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of A ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased A ordinary shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our A ordinary shares or preventing or retarding a decline in the market price of our A ordinary shares. As a result, the price of our A ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our A ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. For example, affiliates of Citigroup Global Markets Inc. and UBS Securities LLC act as lenders under our current revolving credit facility that matures in 2017. Affiliates of Citigroup Global Markets Inc. also serve as the counterparty to one of our swap agreements and as the paying agent for Eros India’s commercial paper facilities.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, no offer of A ordinary shares may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

(c)	In any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of A ordinary shares shall require the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any A ordinary shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive, and (B) in the case of any A ordinary shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, the A ordinary shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale. In the case of any A ordinary shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the A ordinary shares acquired by it in the offer have not been acquired on a non-discriminatory basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any A ordinary shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or sale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of A ordinary shares. Accordingly any person making or intending to make an offer in that Relevant Member State of A ordinary shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in only with, relevant persons.

Notice to Prospective Investors in Switzerland

The A ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the A ordinary shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the A ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of A ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of A ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of A ordinary shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The A ordinary shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the A ordinary shares offered should conduct their own due diligence on the A ordinary shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

LEGAL MATTERS

The validity of our A ordinary shares offered hereby will be passed upon for us by Cains Advocates Limited. Certain matters as to U.S. federal law and New York law will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Legal matters as to Indian law will be passed upon for us by Amarchand & Mangaldas & Suresh A. Shroff & Co., or Amarchand, and for the underwriters by S&R Associates. Gibson, Dunn & Crutcher LLP may rely upon Cains Advocates Limited as to certain matters governed by Isle of Man law, and on Amarchand as to certain matters governed by Indian law. Certain legal matters as to Isle of Man law will be passed upon for the underwriters by Simcocks Advocates Limited. O’Melveny & Myers LLP will pass upon certain legal matters as to U.S. federal securities laws and New York State law for the underwriters in connection with the offering of the  A ordinary shares.

EXPERTS

Our consolidated financial statements at March 31, 2011, 2010 and 2009, and for each of the three years in the period ended March 31, 2011, included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton UK LLP, independent registered public accountants, or Grant Thornton UK, upon authority of said firm as experts in accounting and auditing in giving said reports.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On May 12, 2011, Grant Thornton Isle of Man, or Grant Thornton IOM, resigned as our independent registered public accounting firm. The resignation of Grant Thornton IOM was not a result of any disagreements with Grant Thornton IOM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Grant Thornton IOM’s reports on the financial statements of the Company for the years ended March 31, 2010 and March 31, 2009 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audited financial statements of the Company for the year ended March 31, 2011, there have been no reportable events with the Company as set forth in Item 304(a)(1)(v) of Regulation S-K.

On May 12, 2011, our Board of Directors appointed Grant Thornton UK LLP as the Company’s new independent registered public accounting firm. The decision to engage Grant Thornton UK LLP was approved by the Company’s Board of Directors on May 28, 2011.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act that registers the shares of our A ordinary shares to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our share capital. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our share capital, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed or will be filed with the SEC as an exhibit to the registration statement of which this prospectus forms a part. In addition, upon the consummation of this offering, we will file reports, including Annual Reports or Form 20-F and other information with the SEC under the Exchange Act. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Section 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. You may obtain copies of the information we file with the SEC by mail from the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Eros International Plc

We have audited the accompanying statement of consolidated financial position of Eros International Plc (the “Company”) and subsidiaries (together, the “Group”) as at 31 March 2011, 2010 and 2009, and the consolidated statements of income, other comprehensive income, changes in equity and cash flows of the Group for each of the three years ended 31 March 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Eros International Plc and subsidiaries as of 31 March 2011, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2011, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ GRANT THORNTON UK LLP

London, U.K.

October 15, 2011

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF MARCH 31, 2011, 2010 AND 2009

		As at March 31
	Note	2011	2010	2009
		(in thousands)
ASSETS
Non-current assets
Property, plant and equipment	8	$14,075	$5,433	$5,663
Goodwill	9	1,878	1,878	1,878
Intangible assets – trade name	9	14,000	14,000	14,000
Intangible assets – content	10	421,901	349,228	311,772
Intangible assets – others	11	698	692	933
Available-for-sale investments	12	25,556	26,581	25,170
Deferred tax assets	6	265	111	212

		$478,373	$397,923	$359,628

Current assets
Inventories	14	$1,561	$1,794	$2,008
Trade and other receivables	15	57,659	54,795	55,930
Current tax receivable		6,081	3,452	2,122
Cash and cash equivalents	17	126,167	87,613	55,812

		191,468	147,654	115,872

Total assets		$669,841	$545,577	$475,500

LIABILITIES
Current liabilities
Trade and other payables	16	$23,197	$28,397	$19,570
Short-term borrowings	18	49,611	40,478	61,379
Derivative financial instruments	21	4,579	5,128	5,900
Current tax payable		429	363	443

		$77,816	$74,366	$87,292

Non-current liabilities
Long-term borrowings	18	$149,310	$151,441	$123,866
Deferred tax	6	17,340	12,581	6,916

		166,650	164,022	130,782

Total liabilities		244,466	238,388	218,074

Net assets		$425,375	$307,189	$257,426

EQUITY
Equity attributable to equity holders of the parent
Share capital	20	$21,349	$21,349	$21,210
Share premium		128,296	128,296	127,321
Translation reserve		102	(270)	(4,261)
Reverse acquisition reserve		(22,752)	(22,752)	(22,752)
Other reserves		56,893	6,817	4,863
Retained earnings		205,745	171,549	128,917

		389,633	304,989	255,298

Non controlling interest		35,742	2,200	2,128

Total equity		$425,375	$307,189	$257,426

The accompanying accounting policies and notes form an integral part of these financial statements.

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2011, 2010 AND 2009

		Year ended March 31
	Note	2011	2010	2009
		(in thousands, except per share amounts)
Revenue	1	$164,613	$149,729	$156,697
Cost of sales		(88,017)	(81,710)	(85,190)

Gross profit		76,596	68,019	71,507
Administrative costs		(19,225)	(16,157)	(20,501)

Operating profit		57,371	51,862	51,006
Financing costs	3	(3,570)	(3,696)	(3,111)
Finance income	3	1,986	1,387	1,850

Net finance costs	3	(1,584)	(2,309)	(1,261)
Impairment of available-for-sale financial assets	12	—	(6)	(1,347)

Profit before tax		55,787	49,547	48,398
Income tax expense	4	(8,237)	(7,152)	(7,571)

Profit for the year		$47,550	$42,395	$40,827

Attributable to:
Owners of the parent		44,796	42,323	40,469
Non-controlling interest		2,754	72	358

		$47,550	$42,395	$40,827

Earnings per share (cents)
Basic earnings per share	7	38.6	36.5	35.1
Diluted earnings per share	7	38.1	36.1	34.9

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2011, 2010 AND 2009

		Year ended March 31
	Note	2011	2010	2009
		(in thousands, except per share amounts)
Profit for the year		$47,550	$42,395	$40,827
Reclassification of revaluation of freehold buildings		(67)	—	—
Revaluation of freehold buildings		—	—	300
Reclassification of impairment of available-for-sale financial assets		—	—	571
Fair value adjustment of available-for-sale financial assets	12	(3,045)	1,181	—
Exchange differences on translating foreign operations		376	3,991	(5,286)
Reclassification of gains on cash flow hedges		(3,068)	(3,086)	(590)
Change in fair value of cash flow hedges	21	3,617	3,859	(5,310)

Total comprehensive income for the period		$45,363	$48,340	$30,512
Attributable to non-controlling interests		$2,758	$72	$358

Attributable to owners of Eros International Plc		$42,605	$48,268	$30,154

The accompanying accounting policies and notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2011, 2010 AND 2009

		Year ended March 31
	Note	2011	2010	2009
		(in thousands)
Cash flow from operating activities
Profit before tax		$55,787	$49,547	$48,398
Adjustments for:
Depreciation	8	928	1,030	1,196
Share based payment	2	927	309	1,130
Amortization of intangibles		68,114	57,464	57,099
Non cash items		—	1,114	81
Net finance charge	3	1,584	2,309	1,261
Impairment of available-for-sale financial assets		—	6	1,347
Movement in trade and other receivables		(2,618)	5,049	(32,184)
Movement in inventories		248	335	37
Movement in trade payables		(7,873)	3,990	2,141
(Profit)/loss on sale of property, plant and equipment		(193)	110	—

Cash generated from operations		116,904	121,263	80,506
Interest paid		(9,906)	(9,757)	(8,000)
Income taxes paid		(6,337)	(3,230)	(4,319)

Net cash generated from operating activities		$100,661	$108,276	$68,187

Cash flows from investing activities
Purchase of property, plant and equipment		(9,964)	(683)	(1,775)
Proceeds from disposal of property, plant and equipment		784	85	—
Purchase of intangible film rights and related content		(129,806)	(81,464)	(129,695)
Purchase of intangible assets others		(268)	(58)	(226)
(Purchase)/Sale of available-for-sale financial assets		(2,020)	2	(13,220)
Interest received		1,942	1,387	1,785

Net cash used in investing activities		$(139,332)	$(80,731)	$(143,131)

Cash flows from financing activities
Net proceeds from issue of share capital by subsidiary		71,063	—	19
Payment/(repayment) of short-term borrowings		8,613	(20,901)	12,179
Repayment/(proceeds) from long-term borrowings		(2,233)	24,186	33,353

Net cash generated from financing activities		$77,443	$3,285	45,551

Net increase in cash and cash equivalents		38,772	30,830	(29,393)
Effects of exchange rate changes on cash and cash equivalents		(218)	971	(2,496)
Cash and cash equivalents at beginning of year		87,613	55,812	87,701

Cash and cash equivalents at end of year	17	$126,167	$87,613	$55,812

The accompanying accounting policies and notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2011, 2010 AND 2009

	Share Capital	Share Premium Account	Translation Reserve	Retained Earnings	Reverse Acquisition Reserve	Other Reserves	Total	Non- Controlling Interest	Total Equity
	(in thousands)
Balance at March 31, 2010	$21,349	$128,296	$(270)	$171,549	$(22,752)	$6,817	$304,989	$2,200	$307,189
Revaluation adjustment of freehold buildings	—	—	—	—	—	(67)	(67)	—	(67)
Fair value adjustment of available-for-sale financial assets	—	—	—	—	—	(3,045)	(3,045)	—	(3,045)
Reclassification of gain on cash flow hedges	—	—	—	—	—	(3,068)	(3,068)	—	(3,068)
Fair value adjustment of cash flow hedge	—	—	—	—	—	3,617	3,617	—	3,617
Exchange difference on translating foreign operations	—	—	372	—	—	—	372	4	376

Other comprehensive income	—	—	372	—	—	(2,563)	(2,191)	4	(2,187)
Profit for the year	—	—	—	44,796	—	—	44,796	2,754	47,550

Total comprehensive income for the period	—	—	372	44,796	—	(2,563)	42,605	2,758	45,363

Shares issued by subsidiaries(1)	—	—	—	(11,527)	—	52,639	41,112	30,784	71,896
Share based payment	—	—	—	927	—	—	927	—	927
Balance at March 31, 2011	$21,349	$128,296	$102	$205,745	$(22,752)	$56,893	$389,633	$35,742	$425,375

(1)	During the year ended 31 March 2011 the Group’s Indian subsidiary, Eros International Media Limited, completed an IPO resulting in an increase in the non-controlling interest in accordance with the policy set out in 3.2 to the principal accounting policies.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED MARCH 31, 2011, 2010 AND 2009

	Share Capital	Share Premium Account	Translation Reserve	Retained Earnings	Reverse Acquisition Reserve	Other Reserves	Total	Non- Controlling Interest	Total Equity
	(in thousands)
Balance at March 31, 2009	$21,210	$127,321	$(4,261)	$128,917	$(22,752)	$4,863	$255,298	$2,128	$257,426
Fair value adjustment of available-for-sale financial assets	—	—	—	—	—	1,181	1,181	—	1,181
Reclassification of gain on cash flow hedges	—	—	—	—	—	(3,086)	(3,086)	—	(3,086)
Fair value adjustment of cash flow hedges	—	—	—	—	—	3,859	3,859	—	3,859
Exchange difference on translating foreign operations	—	—	3,991	—	—	—	3,991	—	3,991

Other comprehensive income	—	—	3,991	—	—	1,954	5,945	—	5,945
Profit for the year	—	—	—	42,323	—	—	42,323	72	42,395

Total comprehensive income for the period	—	—	3,991	42,323	—	1,954	48,268	72	48,340
Shares issued	139	975	—	—	—	—	1,114	—	1,114
Share based payment	—	—	—	309	—	—	309	—	309
Balance at March 31, 2010	$21,349	$128,296	$(270)	$171,549	$(22,752)	$6,817	$304,989	$2,200	$307,189

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2011, 2010 AND 2009

	Share Capital	Share Premium Account	Translation Reserve	Retained Earnings	Reverse Acquisition Reserve	Other Reserves	Total	Non- Controlling Interest	Total Equity
	(in thousands)
Balance at March 31, 2008	$20,858	$127,321	$1,025	$87,318	$(22,752)	$(571)	$213,199	$1,751	$214,950
Changes in equity for year ended March 31, 2009	—	—	—	—	—	—	—	—	—
Reclassification of impairment of available-for-sale financial assets	—	—	—	—	—	571	571	—	571
Revaluation adjustment of freehold buildings	—	—	—	—	—	300	300	—	300
Reclassification of gain on cash flow hedges	—	—	—	—	—	(590)	(590)	—	(590)
Fair value adjustment of cash flow hedge	—	—	—	—	—	(5,310)	(5,310)	—	(5,310)
Exchange difference on translating foreign operations	—	—	(5,286)	—	—	—	(5,286)	—	(5,286)

Other comprehensive income	—	—	(5,286)	—	—	(5,029)	(10,315)	—	(10,315)
Profit for the year	—	—	—	40,469	—	—	40,469	358	40,827
Total comprehensive income for the period	—	—	(5,286)	40,469	—	(5,029)	30,154	358	30,512

Shares issued to minority in joint venture	—	—	—	—	—	—	—	19	19
Shares issued	352	—	—	—	—	10,463	10,815	—	10,815
Share based payment	—	—	—	1,130	—	—	1,130	—	1,130
Balance at March 31, 2009	$21,210	$127,321	$(4,261)	$128,917	$(22,752)	$4,863	$255,298	$2,128	$257,426

PRINCIPAL ACCOUNTING POLICIES

1	NATURE OF OPERATIONS, GENERAL INFORMATION AND BASIS OF PREPARATION

Eros International Plc (“Eros”) and its subsidiaries’ (the “Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Fort Anne, Douglas Isle of Man IM1 5PD. Eros International Plc’s shares are admitted to trading on the Alternative Investment Market of the London Stock Exchange (“AIM”).

The consolidated financial statements of the Group and the Group’s interest in jointly controlled entities have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention on a going concern basis, with the exception of certain non-current assets and financial derivatives both of which are carried at fair value in accordance with the Group’s accounting policies.

The Group’s accounting policies as set out below have been applied consistently throughout the Group to all the periods presented, unless otherwise stated. The presentational currency of the Group is U.S. Dollars as this is the currency that the majority of its funding and transactions are denominated in. The Group’s functional currency is Indian Rupees (“INR”). However the Group’s major financial liabilities are borrowed in U.S. Dollars and also the Group is listed on AIM with foreign investments in equity by financial institutional investors. The Group therefore continues to use its presentational currency as U.S. Dollars.

The financial statements for the years ended March 31, 2011, 2010 and 2009 were approved for issue by the Group’s Board of Directors on October 15, 2011.

2	GOING CONCERN

The Group meets its day to day working capital requirements and funds its investment in content through a variety of banking arrangements and cash generated from operations. Under the terms of such banking arrangements the Group is able to draw down in the local currencies of its operating businesses. The amounts drawn by currency at March 31, 2011, 2010 and 2009 are shown in Note 21.

The Facilities (as set out in Note 21) are subject to individual covenants which vary but include provisions such as a fixed charge over certain assets, total available Facilities against balance sheet value, net debt against earnings before interest, income, tax expense, depreciation and amortization (“EBITDA”), and a negative pledge that restricts our ability to incur liens, security interests or similar encumbrances or arrangements on our assets. The Group is now cash generating before capital expenditure and is in full compliance with the covenants contained in its existing bank Facilities. As at March 31, 2011 the Group had $126.2 million of cash (2010: $87.6 million, 2009: $55.8 million), $72.8 million of net debt (2010: $104.3 million, 2009: $129.4 million) and undrawn amounts under the Facility of $26.1 million (2010: $24.1 million, 2009: $14.6 million).

The Group expects to renew or extend its borrowings as they reach maturity. The Group is currently in discussions to enter into new credit facilities to replace its three unsecured revolving credit facilities of $100 million, $25 million and $20 million, respectively, which mature between May and August 2012. The Group has received conditional commitment letters from existing and new lenders to provide a new credit facility on terms and conditions that are substantially similar to these existing credit facilities and expects to enter into a new long-term agreement reflecting these terms in the near future.

The Group is exposed to uncertainties arising from the global economic climate and also in the markets in which it operates. Market conditions could lead to lower than anticipated demand for the Group’s products and services and exchange rate volatility could also impact reported performance. The Directors have considered the impact of these and other uncertainties and factored them into their financial forecasts and assessment of covenant headroom. The Group’s forecasts and projections, taking account of reasonably possible changes in trading performance (and available mitigating actions), show that the Group will be able to operate within the expected limits of the Facilities and provide headroom against the covenants for the foreseeable future. For this reason the Directors continue to adopt the going concern basis in preparing the financial statements.

3	SUMMARY OF ACCOUNTING POLICIES

3.1.	Overall Considerations

The significant accounting policies that have been used in the preparation of these consolidated financial statements are summarized below. Financial statements are subject to the application of significant accounting estimates and judgments. These are summarized in Note 26.

3.2.	Basis of Consolidation

In respect of the combination of Eros International Plc and Eros Worldwide FZ-LLC the principles of reverse acquisition accounting have been applied with Eros Worldwide FZ-LLC identified as the acquirer. Under the principles of reverse acquisitions, the cost of the acquisition is measured at the fair value of the notional number of equity instruments that would have been issued by the subsidiaries to the parent, Eros International Plc, in order to provide the resulting one hundred per cent ownership in Eros Worldwide FZ-LLC. The net assets of the parent are restated to fair value in the consolidated financial statements and the goodwill (if any) is calculated based on the difference between the cost of acquisition and the restated net assets of the parent.

The share capital and premium reported in the consolidated balance sheet is required to be that of the legal parent. However, it is also a requirement that the total of the issued equity instruments of the consolidated Group should reflect that of the legal subsidiaries plus the cost of the acquisition. To achieve this, a reverse acquisition reserve is created, being the difference between the required total of the Group’s equity instruments and the reported equity of the legal parent. The reported consolidated retained earnings are the consolidated retained earnings of the legal subsidiaries plus those of the legal parent subsequent to the reverse combination, plus the retained earnings of Eros Worldwide FZ-LLC at the date of the business combination.

The Group financial statements consolidate those of the Company and all of its subsidiary undertakings drawn up to the balance sheet date. Subsidiaries are entities over which the Group has the power to control the financial and operating policies so as to obtain benefits from its activities taking account of the provisions of IAS 27 Consolidated and Separate Financial statements. Due to the nature of the Group’s activities, whereby it will enter in co-productions and other arrangements in order to source film and related content which sometimes involves the set-up of special purpose entities for individual film productions, it evaluates these arrangements also in the context of SIC-12 Consolidation—Special Purpose Entities and consolidates such entities where appropriate. The Group obtains and exercises control through voting rights.

Unrealized gains on transactions between the Group and its subsidiaries are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Business combinations are dealt with by the purchase method. The purchase method involves the recognition at fair value of all identifiable assets and liabilities, including contingent liabilities of the subsidiary, at the acquisition date, regardless of whether or not they were recorded in the financial statements of the subsidiary prior to acquisition. On initial recognition, the assets and liabilities of the subsidiary are included in the consolidated balance sheet at their fair values, which are also used as the bases for subsequent measurement in accordance with the Group accounting policies. Goodwill is stated after separating out identifiable intangible assets. Goodwill represents the excess of acquisition cost over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition.

Changes in controlling interest in a subsidiary that do not result in gaining or losing control are not business combinations as defined by IFRS 3. The Group adopts the “equity transaction method” which regards the transaction as a realignment of the interests of the different equity holders in the group. Under the equity transaction method an increase or decrease in the groups ownership interest is accounted for as follows:

the minority interest component of equity is adjusted to reflect the minority’s revised share of the net carrying value of the subsidiaries net assets;

the difference between the consideration received or paid and the adjustment to minority interests is debited or credited to a different component of equity – other reserves;

no adjustment is made to the carrying amount of goodwill or the subsidiaries net assets as reported in the consolidated financial statements no gain or loss is reported in the income statement

3.3.	Segment Reporting

IFRS 8 requires operating segments to be identified on the same basis as is used internally for the review of performance and allocation of resources by the Group chief executive. The revenues of films are earned over various formats; all such formats are functional activities of filmed entertainment and these activities take place on an integrated basis. The management team primarily monitors performance based on individual films or catalogs and resources are allocated on this basis. Certain resources such as publicity and advertising, and the cost of a film are also reviewed globally. The management team reviews the financial information on an integrated basis for the Group as a whole, with respective heads of business for each region and in accordance with IFRS 8, the Company provides a geographical split as it considers that all activities fall within one segment of business which is filmed entertainment.

Eros has identified four geographic areas, consisting of its main geographic areas (India, North America and Europe), together with the rest of the world.

3.4.	Revenue

Revenue is recognized, net of sales taxes, when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service is available for delivery and collectability is reasonably assured. The Group considers the terms of each arrangement to determine the appropriate accounting treatment.

The following additional criteria apply in respect of various revenue streams within filmed entertainment:

•

Theatrical – Contracted minimum guarantees are recognized on the theatrical release date. The Group’s share of box office receipts in excess of the minimum guarantee is recognized at the point they are notified to the Group.

•	Television – License fees received in advance which do not meet all the above criteria are included in deferred income until the above criteria is met.

•

Other – DVD, CD and video distribution revenue is recognized on the date the product is delivered or if licensed in line with the above criteria. Provision is made for physical returns where applicable. Digital and ancillary media revenues are recognized at the earlier of when the content is accessed or declared. Visual effects, production and other fees for services rendered by the Group and overhead recharges are recognized in the period in which they are earned and the stage of production is used to determine the proportion recognized in the period.

3.5.	Goodwill

Goodwill represents the excess of the consideration transferred in a business combination over the fair value of the Group’s share of the identifiable net assets acquired. Goodwill is carried at cost less accumulated impairment losses. Negative goodwill is recognized immediately after acquisition in the consolidated income statement.

3.6.	Intangible Assets

Non-Current Intangible assets acquired by the Group are stated at cost less accumulated amortization less impairment except those acquired as part of a business combination, which are shown at fair value at the date of acquisition less accumulated amortization. Film production cost and content advances are transferred to film and content rights at the point at which content is available for exploitation. “Eros” (the “Trade name”) is considered to have an indefinite life and is held at cost less impairment.

Content

Investments in films and associated rights, including acquired rights and distribution advances in respect of completed films, are stated at cost less amortization less provision for impairment. Costs include production costs, overhead and capitalized interest costs net of any amounts received from third party investors. A charge is made to write down the cost of completed rights over the estimated useful lives except where the asset is not yet available for exploitation. In year ending March 31, 2009 the average life of the assets was considered to be the lesser of 5 years or the remaining life of the content rights. In 2010 the average life of the assets was revised and was extended to the lesser of 10 years or the remaining life of the content rights. In the event that the useful life had remained at five years as estimated previously, the amortization charge in the year ended 31 March 2010 would have been $5.1 million higher. For 2011 the estimate remains unchanged. The amortization charge is recognized in the income statement within cost of sales. The determination of useful life is based upon management’s judgment and includes assumptions on the timing and future estimated revenues to be generated by these assets – see further details in Note 26.3.

Trade name

“Eros” the Trade name is considered to have an indefinite economic life because of the institutional nature of the corporate brand name, its proven ability to maintain market leadership and the Group’s commitment to develop and enhance its value. The carrying value is reviewed at least annually for impairment and adjusted to recoverable amount if required.

Subsequent expenditure

Expenditure on capitalized intangible assets subsequent to the original expenditure is included only when it increases the future economic benefits embodied in the specific asset to which it relates.

Internally generated assets

An internally generated intangible asset arising from the Group’s software development activities that is expected to be completed is recognized only if all the following criteria are met:

•	an asset is created that can be identified (such as software and new processes);

•	it is probable that the asset created will generate future economic benefits; and

•	the development cost can be measured reliably.

When these criteria are met and there are appropriate resources to complete development, the expenditure is capitalized at cost. Where these criteria are not met development expenditure is recognized as an expense in the period in which it is incurred. Internally generated intangible assets are amortized over their useful economic life from the date that they start generating future economic benefits. The amortization charge is recognized within cost of sales.

3.7.	Impairment Testing of Goodwill, Other Intangible Assets and Property, Plant and Equipment.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at cash-generating unit level. Goodwill is allocated to those cash-generating units that are expected to benefit from synergies of the related business combination and represent the lowest level within the Group at which management monitors the related cash flows.

Goodwill and Trade names are tested for impairment at least annually. All other individual assets or cash-generating units are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s or cash-generating unit’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of fair value, reflecting market conditions less costs to sell, and value in use based on an internal discounted cash flow evaluation. Impairment losses recognized for cash-generating units, to which goodwill has been allocated, are credited initially to the carrying amount of goodwill. Any remaining impairment loss is charged pro rata to the other assets in the cash generating unit.

Film content costs are stated at the lower of unamortized cost or estimated recoverable amounts. In accordance with IAS 36, film content costs are assessed for indication of impairment on a catalog basis as the nature of the Group’s business, the contracts it has in place and the markets it operates in do not yet make an ongoing individual film evaluation feasible with reasonable certainty.

With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist.

3.8.	Property, Plant & Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment. Land and freehold buildings are shown at what management believes to be their fair value, based on, among other things, periodic but at least triannual valuations by an external independent valuer, less subsequent depreciation for freehold buildings. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount. Increases in the carrying amount arising on revaluation of freehold land and buildings are credited to other reserves in shareholders’ equity. Decreases that offset previous increases are charged against other reserves.

Depreciation is provided to write off the cost of all property, plant and equipment to their residual value over their expected useful lives calculated on the historical cost of the assets at the following rates:

Rate of depreciation % straight line per annum
Freehold Building	2-10
Furniture & Fixtures and Equipment	15-20
Vehicles and Plant & Machinery	15-40

Material residual value estimates are updated as required, but at least annually, whether or not the asset is revalued.

3.9.	Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is defined as follows;

•	Finished goods – at purchase price, including appropriate labor costs and other overheads.

•	Raw materials – at purchase price.

Purchase price is assigned using a weighted average basis. Net realizable value is defined as anticipated selling price or anticipated revenue less cost to completion.

3.10.Cash	and Cash Equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments which are readily convertible into known amounts of cash and are subject to insignificant risk of changes in value and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

3.11.Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost with any difference between the proceeds (net of transaction costs) and the redemption value recognized in the income statement within Finance costs over the period of the borrowings using the effective interest method. Finance costs in respect of film productions and other assets which take a substantial period of time to get ready for use or exploitation are capitalized as part of the asset.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

3.12.Financial	Assets

Financial assets are divided into the following categories:

Loans and receivables;

Held-to-maturity investments; and

Available-for-sale financial assets.

Financial assets are assigned to the different categories by management on initial recognition, depending on the purpose for which they were acquired. The designation of financial assets is re-evaluated at every reporting date at which a choice of classification or accounting treatment is available.

All financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial assets are initially recognized at fair value plus transaction costs. When the range of values arrived at do not allow a fair value to be stated with reasonable certainty the financial assets are stated at cost.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Trade receivables are classified as loans and receivables. Loans and receivables are measured subsequent to initial recognition at amortized cost using the effective interest method, less provision for impairment. Any change in their value through impairment or reversal of impairment is recognized in the income statement.

Provision against trade receivables is made when there is objective evidence that the Group will not be able to collect all amounts due to it in accordance with the original terms of those receivables. The amount of the write-down is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. They are included in non-current assets unless the investment is due to mature within 12 months of the balance sheet date.

Available-for-sale financial assets

Available-for-sale financial assets include non-derivative financial assets that are either designated as such or do not qualify for inclusion in any of the other categories of financial assets. All financial assets within this category are measured subsequently at fair value, with changes in value recognized in other comprehensive income. Gains and losses arising from investments classified as available-for-sale are recognized in the income statement when they are sold or when the investment is impaired.

In the case of impairment of available-for-sale assets, any loss previously recognized in other comprehensive income is transferred to the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement. Impairment losses recognized previously on debt securities are reversed through the income statement when the increase can be related objectively to an event occurring after the impairment loss was recognized in the income statement.

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price at the balance sheet date.

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date. The Group has used discounted cash flow analysis for various available-for-sale financial assets that are not traded in active markets.

An assessment for impairment is undertaken at least at each balance sheet date.

A financial asset is derecognized only where the contractual rights to the cash flows from the asset expire or the financial asset is transferred and that transfer qualifies for derecognition. A financial asset is transferred if the contractual rights to receive the cash flows of the asset have been transferred or the Group retains the contractual rights to receive the cash flows of the asset but assumes a contractual obligation to pay the cash flows to one or more recipients. A financial asset that is transferred qualifies for derecognition if the Group transfers substantially all the risks and rewards of ownership of the asset, or if the Group neither retains nor transfers substantially all the risks and rewards of ownership but does transfer control of that asset.

3.13.Financial	Liabilities

Financial liabilities are obligations to pay cash or other financial assets and are recognized when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities are recorded initially at fair value, net of direct issue costs.

A financial liability is derecognized only when the obligation is extinguished, that is, when the obligation is discharged or cancelled or expires. Changes in liabilities’ fair value that are reported in profit and loss are included in the income statement within finance costs or finance income.

3.14.Derivative	Financial Instruments and Hedging

The Group uses derivative financial instruments to reduce its exposure to interest rate movements. The Group does not hold or issue derivative financial instruments for financial trading purposes.

Derivative financial instruments are classified as held-for-trading and recognized in the balance sheet at fair value. Derivatives designated as hedging instruments are classified on inception as cash flow hedges, net investment hedges or fair value hedges.

Changes in the fair value of derivatives designated as cash flow hedges are recognized in equity, to the extent that they are deemed effective against the purpose for which the hedge was designated. Ineffective portions are immediately recognized in the income statement. When the hedged item affects profit or loss then the amounts deferred in equity are recycled to the income statement.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are immediately recognized in the income statement.

3.15.Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event and it is more likely than not that an outflow of resources will be required to settle the obligations. Provisions are measured at the Directors’ best estimate of the expenditure required to settle the obligations at the balance sheet date and are discounted to present value where the effect is material.

3.16.Leases

Leases in which a significant portion of the risks and rewards of ownership are not transferred to the lessee are classified as operating leases. Payments under such leases are charged to the income statement on a straight line basis over the period of the lease.

3.17.Taxation

Taxation on profit and loss comprises current tax and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity in which case it is recognized in equity.

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted at the balance sheet date along with any adjustment relating to tax payable in previous years.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. The following temporary differences are not provided for: the initial recognition of goodwill, of assets and liabilities that affect neither accounting nor taxable profit other than in a business combination and differences relating to investments in subsidiaries to the extent that they will probably not reverse. Deferred income tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled in the appropriate territory.

Deferred income tax is recognized in respect of overseas subsidiaries except where the Group is able to control the timing of the reversal of the temporary difference and that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilized.

3.18.Employee	Benefits

The Group operates defined contribution pension plans, healthcare and insurance plans on behalf of its employees. The amounts due are all expensed as they fall due.

In accordance with IFRS 2 Share Based Payments: the fair value of shares or options granted is recognized as personnel costs with a corresponding increase in equity. The fair value is measured at the grant date and spread over the period during which the recipient becomes unconditionally entitled to payment unless forfeited or surrendered.

The fair value of share options granted is measured using the Black Scholes model, each taking into account the terms and conditions upon which the grants are made. The amount recognized as an expense is adjusted to reflect the best available estimate of the number of options that are expected to become exercisable. None of the Group plans feature any options for cash settlements.

Upon exercise of share options, the proceeds received net of any directly attributable transaction costs up to the nominal value of the shares are allocated to share capital with any excess being recorded as additional paid in capital.

3.19.Foreign	Currencies

Transactions in foreign currencies are translated at the prevailing exchange rate ruling at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at the prevailing rates of exchange at the balance sheet date. Non-monetary items that are measured at historical cost in a foreign currency are translated at the exchange rate at the date of the transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Any exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were initially recorded are recognized in profit or loss in the period in which they arise. Translation of non-monetary items are recognized in other comprehensive income unless they relate to a gain or loss on that non-monetary item, in which case such gains and losses are recognized in the income statement.

The assets and liabilities in the financial statements of foreign subsidiaries and related goodwill are translated at the prevailing rate of exchange at the balance sheet date. Income and expenses are translated at the average rate. The exchange differences arising from the retranslation of the opening net investment in subsidiaries are recognized in other comprehensive income and taken to the “Translation reserve” in equity. On disposal of a foreign operation the cumulative translation differences (including, if applicable, gains and losses on related hedges) are transferred to the income statement as part of the gain or loss on disposal.

3.20.Equity

Equity comprises the following components:

•	Share capital – this represents the nominal value of equity shares;

•	Share premium – this represents the excess over nominal value of the fair value of consideration received for equity shares, net of expenses of the share issue;

•	Translation reserve – this represents the differences arising from translation of investments in overseas subsidiaries;

•

Other reserves – this represents amounts arising from the changes in fair value of available-for-sale financial assets, property revaluations, merger reserve, derivative financial instruments and non-controlling interests;

•	Reverse acquisition reserve – this represents the difference between the required total of the Group’s equity instruments and the reported equity of the legal parent.

•	Non-Controlling Interests – this represents amounts attributable to non controlling interests as a result of their interests in subsidiary undertakings.

CONSOLIDATED NOTES TO THE FINANCIAL STATEMENTS

1	BUSINESS SEGMENTAL DATA

Eros acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or catalog. Hence, management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets, India, North America, Europe and the Rest of the World.

Revenues are presented based on the region of domicile and by customer location:

	Year ended March 31
	2011	2010	2009
	(in thousands)
Revenue by region of domicile
India	$81,292	$54,283	$55,271
Europe	44,529	50,611	58,957
North America	5,056	4,412	5,151
Rest of the world	33,736	40,423	37,318

	$164,613	$149,729	$156,697

	Year ended March 31
	2011	2010	2009
	(in thousands)
Revenue by customer location
India	$108,339	$96,221	$99,316
Europe	21,787	19,420	22,796
North America	8,617	8,094	8,907
Rest of the world	25,870	25,994	25,678

Total Revenue	$164,613	$149,729	$156,697

One customer, an aggregator of television rights, Dhrishti Creations Pvt. Ltd., accounted for 23% of the Group’s total revenues for the year ended March 31, 2011. For the year ended March 31, 2010 and 2009 no customers accounted for more than 10% of the Group’s total revenues.

There were no significant non-cash expenses during the year except the impairment, loss on sale of assets, share based incentives, depreciation and amortization disclosed above and a share based payment charge of 2011: $927,000 (2010: $309,000, 2009: $1,130,000).

	India	North America	Europe	Rest of the World
Assets	(in thousands)
As of March 31, 2011	$254,383	$1,759	$152,273	$261,426

As of March 31, 2010	$207,190	$1,739	$95,644	$241,004

As of March 31, 2009	$210,629	$1,807	$62,364	$200,700

2	PERSONNEL COSTS

	Year ended March 31
	2011	2010	2009
	(in thousands)
Salaries	$9,814	$9,426	$8,401
Social security and other employment charges	647	609	562

Wages and expenses	10,461	10,035	8,963
Share based compensation	927	309	1,130
Pension charges	30	29	57

Personnel costs	$11,418	$10,373	$10,150

	Year ended March 31
	2011	2010	2009
	(in thousands)
Key Management Compensation
Short term benefits	$3,605	$3,292	$3,040
Share based compensation	26	26	829

	$3,631	$3,318	$3,869

3	FINANCE CHARGES AND INCOME

	Year ended March 31
	2011	2010	2009
	(in thousands)
Interest expense on borrowings	$8,677	$8,962	$8,006

Loss on financial instruments on measurement to fair value	—	176	70
Reclassification of gains on hedging previously recognized in other comprehensive income	3,068	3,086	590
Capitalized interest on filmed content	(8,175)	(8,528)	(5,555)

	3,570	3,696	3,111
Less: Interest Received	(1,986)	(1,387)	(1,850)

	$1,584	$2,309	$1,261

For the year ended March 31, 2011, the capitalization rate of interest was 6.0% (2010: 7.2%, 2009: 5.7%).

4	INCOME TAX EXPENSE

	Year ended March 31
	2011	2010	2009
	(in thousands)
Current tax expense	$3,632	$2,290	$2,706
Origination and reversal of temporary differences	4,605	4,862	4,865

Provision for income taxes	$8,237	$7,152	$7,571

5	RECONCILIATION OF TAX CHARGE

	Year ended March 31
	2011	2010	2009
	(in thousands, except percentages)
Profit before tax	$55,787	$49,547	$48,398
Isle of Man standard tax rate	0%	0%	0%
Theoretical provision for income taxes based on Isle of Man standard tax rate	—	—	—
Reconciliation of the theoretical and effective provision for current income taxes:
Differences in tax rates	4,840	1,671	2,755
Expenses not deductible for tax purposes	—	—	76
Utilization of tax losses	(14)	—	(49)
Other temporary differences	275	—	(186)
Adjustment in respect of prior periods	(1,469)	81	56
Foreign tax	—	538	54

Effective provision for current income taxes	3,632	2,290	2,706
Deferred Tax	4,605	4,862	4,865

	$8,237	$7,152	$7,571

Effective tax rate	14.8%	14.4%	15.6%

6	CHANGES IN DEFERRED TAX ASSETS AND LIABILITIES

Changes in deferred tax assets and liabilities

	Year ended March 31
	2011	2010	2009
	(in thousands)
Opening balance of deferred tax liabilities	$(12,470)	$(6,704)	$(2,635)
Effect on provision for income taxes	(4,605)	(5,766)	(4,069)

Closing balance of deferred tax liabilities	$(17,075)	$(12,470)	$(6,704)

Deferred tax is calculated in full on all temporary differences under the liability method using the local tax rate of the country in which the timing difference occurs. Movements in specific deferred tax assets and liabilities during the year are shown below.

	Year ended March 31
	2011	2010	2009
	(in thousands)
Current tax expense	$3,632	$2,290	$2,706
Deferred tax
Origination and reversal of temporary differences	4,605	4,862	4,865

Provision for income taxes	$8,237	$7,152	$7,571

Other temporary differences
(in thousands)
At March 31, 2008	$(2,636)
Foreign exchange translation	797
Recognized in the income statement	(4,865)

At March 31, 2009	(6,704)
Foreign exchange translation	(904)
Recognized in the income statement	(4,862)

At March 31, 2010	(12,470)
Foreign exchange translation	—
Recognized in the income statement	(4,605)

At March 31, 2011	$(17,075)

Components of deferred tax assets and liabilities

	Year ended March 31
	2011	2010	2009
	(in thousands)
Deferred tax assets
Tax losses	$265	$111	$212
Deferred tax liabilities
Other	(17,340)	(12,581)	(6,916)

Deferred tax (liabilities)/assets	$(17,075)	$(12,470)	$(6,704)

The deferred tax assets have been recognized on the basis that there is sufficient certainty of profitability to utilize the available losses.

“Other” deferred tax liabilities principally comprise temporary timing differences on investments in film content within India – in the financial statements, film content is amortized over its useful economic life whereas under relevant tax law, the cost of content is allowed as an expense within a maximum period of two years.

7	EARNINGS PER SHARE

	Year ended March 31
	2011		2010		2009
	(in thousands, except earnings per share)
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings
Earnings attributable to the equity holders of the parent	$44,796	$44,796	$42,323	$42,323	$40,469	$40,469

Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(481)	—	(412)	—	—

Adjusted earnings attributable to equity holders of the parent	$44,796	$44,315	$42,323	$41,911	$40,469	$40,469

Number of shares
Weighted average number of shares	116,134	116,134	115,834	115,834	115,234	115,234
Potential dilutive effect related to share based compensation scheme	—	187	—	187	—	838

Adjusted weighted average number of shares	116,134	116,321	115,834	116,021	115,234	116,072

Earnings per share
Earnings attributable to the equity holders of the parent per share (cents)	$38.6	$38.1	$36.5	$36.1	$35.1	$34.9

8	PROPERTY, PLANT AND EQUIPMENT

	Year ended March 31, 2011
	Land and Building	Furniture, Fittings and Equipment	Vehicles	Plant and Machinery	Total
	(in thousands)
Opening net book amount	$2,271	$1,012	$594	$1,556	$5,433
Exchange differences	218	18	6	20	262
Additions	8,834	622	301	142	9,899
Disposals	(429)	—	(159)	(3)	(591)
Depreciation charge	(127)	(136)	(161)	(504)	(928)

Closing net book amount	$10,767	$1,516	$581	$1,211	$14,075

	As at March 31, 2011
	(in thousands)
Cost or valuation	11,764	2,742	1,693	5,027	21,226
Accumulated depreciation	(997)	(1,226)	(1,112)	(3,816)	(7,151)

Net book amount	$10,767	$1,516	$581	$1,211	$14,075

Year ended March 31, 2010
Opening net book amount	$2,033	$1,052	$692	$1,886	$5,663
Exchange differences	15	102	57	223	397
Additions	291	109	93	105	598
Disposals	—	(104)	(48)	(43)	(195)
Depreciation charge	(68)	(147)	(200)	(615)	(1,030)

Closing net book amount	$2,271	$1,012	$594	$1,556	$5,433

At March 31, 2010
Cost or valuation	$2,712	$2,102	$1,386	$4,865	$11,065
Accumulated depreciation	(441)	(1,090)	(792)	(3,309)	(5,632)

Net book amount	$2,271	$1,012	$594	$1,556	$5,433

Year ended March 31, 2009
Opening net book amount	$1,811	$1,202	$907	$1,610	$5,530
Exchange differences	(32)	(166)	(194)	(354)	(746)
Revaluation	300	—	—	—	300
Additions	—	207	225	1,353	1,785
Disposals	—	(10)	—	—	(10)
Depreciation charge	(46)	(181)	(246)	(723)	(1,196)

Closing net book amount	$2,033	$1,052	$692	$1,886	$5,663

At March 31, 2009
Cost or valuation	$2,406	$1,995	$1,284	$4,580	$10,265
Accumulated depreciation	(373)	(943)	(592)	(2,694)	(4,602)

Net book amount	$2,033	$1,052	$692	$1,886	$5,663

In November 2008, management determined that a $300,000 upward revision was required based on, among other things, a revalution of land and buildings using market values. The $300,000 upward revision was taken to equity in the year ended March 31, 2009. The carrying amount that would have been recognized if carried at cost would be $1,733,000.

9	GOODWILL AND TRADE NAME

	Goodwill	Trade Name
	(in thousands)
Net book value at March 31, 2011	$1,878	$14,000

Net book value at March 31, 2010	$1,878	$14,000

Net book value at March 31, 2009	$1,878	$14,000

“Eros” and the associated logos comprise the Trade name of the Group.

Goodwill relates to the acquisition of Eros Network Limited.

Goodwill and Trade Name Impairment Testing

In accordance with the Group’s accounting policy, the carrying value of goodwill and the Trade name are reviewed annually for impairment. Impairment reviews were undertaken as at the end of each financial year.

In the absence of any identified indicator of impairment, the test was performed on the basis of internal valuation. After this test management reached the conclusion that the recoverable values exceeded their carrying values. The recoverable amounts were determined on value in use calculations covering a two year detailed forecast from the review date followed by an extrapolation at the rates stated below.

The growth rate is based on reasonable estimates of the market growth rates, based on previous experience of the market in which the Group operates and is consistent with external sources of information. Management has assumed that the profit margin will remain stable and in line with past experience. The Group’s management believes that this is the best available input for forecasting. The growth rate used is 5%. Discount rate of 8% (2010: 7.6%, 2009: 7.6%) representing the Group’s weighted average cost of capital has been applied to the projections.

Management has performed sensitivity based on zero growth and are satisfied that there is adequate headroom.

10	INTANGIBLE CONTENT ASSETS

	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
As at March 31, 2011
Film productions	$170	—	$170
Film and content rights	487,046	(228,680)	258,366
Content advances	163,365	—	163,365

Non Current Content assets	$650,581	$(228,680)	$421,901

As at March 31, 2010
Film productions	$7,878	—	$7,878
Film and content rights	379,085	(160,841)	218,244
Content advances	123,106	—	123,106

Non Current Content assets	$510,069	$(160,841)	$349,228

As at March 31, 2009
Film productions	$9,918	—	$9,918
Film and content rights	258,529	(103,685)	154,844
Content advances	147,010	—	147,010

Non Current Content assets	$415,457	$(103,685)	$311,772

Changes in the main content assets are as follows:

	Year ended March 31
	2011	2010	2009
	(in thousands)
Film productions
Opening balance	$7,878	$9,918	$8,118
Additions	1,297	333	9,818
Changes in foreign currency translation	(88)	1,148	(2,199)
Transfer to film and content rights	(8,917)	(3,521)	(5,819)

Closing balance	$170	$7,878	$9,918

Content advances
Opening balance	$123,106	$147,010	$114,879
Additions	136,684	79,393	132,872
Changes in foreign currency translation	1,649	9,009	(5,243)
Transfer to film and content rights	(98,074)	(112,306)	(95,498)

Closing balance	$163,365	$123,106	$147,010

Film and content rights
Opening balance	$218,244	$154,844	$116,241
Amortization	(67,839)	(57,156)	(56,801)
Changes in foreign currency translation	970	4,729	(5,913)
Transfer from other content assets	106,991	115,827	101,317

Closing balance	$258,366	$218,244	$154,844

11	OTHER INTANGIBLE ASSETS

Other intangibles are comprised of internally generated software used within the Group’s digital and home entertainment activities.

	March 31, 2011
	Gross	Accumulated Amortization	Net
	(in thousands)
As at March 31, 2011	$1,971	$(1,273)	$698

As at March 31, 2010	$1,690	$(998)	$692

As at March 31, 2009	$1,623	$(690)	$933

The changes in other intangible assets are as follows:

	Year ended March 31
	2011	2010	2009
	(in thousands)
Opening balance	$692	$933	$1,005
Additions during the year	268	58	242
Changes in foreign currency translation	13	9	(16)
Amortization	(275)	(308)	(298)

Closing balance	$698	$692	$933

12	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As at March 31
	2011	2010	2009
	(in thousands)
Listed securities	—	—	$6
Triple Com Media Pvt. Limited	458	1,278	1,570
Other financial assets	—	—	2
Valuable Technologies Limited	12,263	14,488	12,777
LMB Holdings Limited	10,815	10,815	10,815
Valuable Innovations Private Limited	2,020	—	—

	$25,556	$26,581	$25,170

The investment in Triple Com Media Pvt. Limited (“Triple Com”) represents 21% share of the issued share capital of that company. Triple Com is involved in the aggregation and syndication of television and cable media rights in India. The Group has no board representation and no involvement in directing operations or financial decisions of Triple Com, nor do they have the any means in which to exert such control. As a result, the Directors have concluded that they do not exert any significant influence over Triple Com, nor do they have the power to exert such influence. Based on the management track record and anticipated growth the directors are still confident about the investment and hence do not consider this to be a permanent impairment. During the year ended 31 March 2010, the directors reduced the carrying value of Triple Com to $1,278,000 with a fair value adjustment of $500,000 recognized in equity to reflect a revision in the timing of forecasted revenues, which adjustment was partially offset by a foreign exchange impact of $208,000. In the year ended March 31, 2011 the Directors recognized a further fair value adjustment of $820,000 and do not consider this to be a permanent impairment.

Acacia Investments Holdings Limited (“Acacia”) is a dormant holding company and owns 24% of L.M.B Holdings Limited (“LMB”) which through its subsidiaries operates two satellite television channels B4U Music and B4U Movies. As of December 31, 2011, the Group had no board representation, no involvement in policy decision making, did not provide input in respect of technical knowhow and had no material contract with LMB or its subsidiaries nor did they have the power to exert significant influence. As a result the Directors concluded throughout its ownership that as of December 31, 2011, they did not exert any significant influence over LMB or its subsidiaries. Due to the range of potential outcomes in valuing LMB, the Board was unable to give, with reasonable certainty, a fair value. The investment is therefore stated at cost in accordance with IAS 39.

Eros acquired an interest in Valuable Technologies Limited (“Valuable”) in the year ended March 31, 2009. The company manages and operates a number of companies within media and entertainment, technology and infrastructure. These companies include UFO Moviez, the leading provider of Digital projection solutions for cinemas in India, Boxtech which is involved with digital movie rentals, and Impact whose business is theatrical ticketing and sales data. Eros currently owns 7.14% of Valuable’s equity. The Directors recognized an upward fair value adjustment in other comprehensive income in the carrying value of the investment of $1,681,000 in the year ended March 31 2010 and a downward adjustment of $2,225,000 in the year ended March 31, 2011, based on, among other things an external valuation of Valuable and the dilution of Eros ownership.

Listed securities comprise an investment in New Medium Enterprises Inc. (“NME”). Following an impairment of the carrying value in the year ended March 31, 2009 of $1,347,000 and the suspension of the quoted market price, the Directors impaired the remaining carrying value to $0 with the $6,000 carrying value as at March 31, 2009 being recognized as an impairment loss through the income statement.

In April 2010, Eros acquired a 1.27% interest in Valuable Innovations Private Limited at a total cost of $2,020,000. The Directors were of the opinion that fair value at March 31, 2011 did not materially differ from this cost.

13	OPERATING LEASES

The minimum lease rentals to be paid under non-cancellable operating leases at March 31, 2011 were as follows:

	As at March 31
	2011	2010	2009
	(in thousands)
Within one year	$1,915	$1,461	$538
Within two to five years	1,716	2,151	2,542

	$3,631	$3,612	$3,080

14	INVENTORIES

	As at March 31
	2011	2010	2009
	(in thousands)
Goods for resale	$1,371	$1,723	$1,912
Raw materials	190	71	96

	$1,561	$1,794	$2,008

During the year ended March 31, 2011, inventory of $2,620,752 (2010: $1,097,582, 2009: $856,000) was recognized in profit and loss as an expense. In each year none of the expense was as a result of the write down of inventories.

15	TRADE AND OTHER RECEIVABLES

	At March 31
	2011	2010	2009
	(in thousands)
Trade accounts receivable	$49,794	$49,283	$43,147
Trade accounts receivable reserve	(221)	(87)	(292)

Trade accounts receivable net	49,573	49,196	42,855
Other receivables	7,285	5,175	12,491
Prepaid charges	801	424	584

Trade accounts receivable and other	$57,659	$54,795	$55,930

An element of trade accounts receivable that have not been impaired are past due as at the reporting date. The age of these financial assets past due were as follows:

	As at March 31
	2011	2010	2009
	(in thousands)
Not more than three months	$963	$5,850	$7,252
More than three months but not more than six months	793	208	829
More than six months but not more than one year	1,201	95	13
More than one year	2,513	769	634

	$5,470	$6,922	$8,728

The movements in the trade receivable provisions are as follows:

	As at March 31
	2011	2010	2009
	(in thousands)
At April 1	$87	$292	$356
Utilizations	—	(254)	(64)
Provisions	134	49	—

At March 31	$221	$87	$292

The carrying amount of trade and other receivables is considered a reasonable approximation of fair value. There were no amounts held as collateral in respect of any of the years.

16	TRADE AND OTHER PAYABLES

	As at March 31
	2011	2010	2009
	(in thousands)
Trade accounts payable	$15,134	$17,452	$17,634
Accruals & other payables	3,038	9,510	1,078
Social security & other taxes payable	5,025	1,435	858

	$23,197	$28,397	$19,570

The Group considers that the carrying amount of trade and other payables approximate their fair value.

17	CASH AND CASH EQUIVALENTS

Cash and Cash equivalents consist of cash on hand and balance with banks and investments in money market investments. Cash and Cash equivalents included in the statement of cash flows comprise amounts in the statement of financial position.

	As at March 31
	2011	2010	2009
	(in thousands)
Held-to-maturity investments	$33,268	$—	$—
Cash at bank and in hand	92,899	87,613	55,812

	$126,167	$87,613	$55,812

18	BORROWINGS

An analysis of long-term borrowings is shown in the table below.

	Nominal Interest Rate	Maturity	As at March 31
			2011	2010	2009
	%		(in thousands)
Asset backed borrowings
Term Loan	LIBOR+2.25%	2012			4,904
Term Loan	LIBOR+5.5%	2015	2,830	—	—
Term Loan	BPLR+5.5%	2012	557	—	—
Term Loan	LIBOR+5.75%	2017	3,376	—	—
Term Loan	BPLR	2012	75	—	—
Term Loan	BPLR+1.25	2012	135	—	—
Asset Loan	10-15%	2015	1,247	100	257
Term Loan	BR +5.5%	2012	5,131	—	—
Term Loan	BPLR	2012	—	6,167	2,197
Term Loan	BPLR+2.75%	2012	—	4,712	1,689
Term Loan	BPLR+2.255%	2010	—	5,559	12,692
Term Loan	BPLR+2.26%	2010	—	4,130	3,643
Term Loan	10-15%	2010	—	5	—
Term Loan	10-15%	2012	45	45	—

			$13,396	$20,718	$25,382

Unsecured borrowings
$100 million revolving facility	LIBOR+1.65%	2012	$100,000	$100,000	$100,000
$25 million revolving facility	LIBOR+2.35%	2012	25,000	25,000	—
$20 million revolving facility	LIBOR +3%	2012	20,000	20,000	—

			$158,396	$165,718	$125,382

Nominal value of borrowings			$158,396	$165,718	$125,382
Cumulative effect of unamortized costs			(845)	(1,487)	(1,516)
Installments due within one year			(8,241)	(12,790)	—

Long-term borrowings			$149,310	$151,441	$123,866

Bank prime lending rate (“BPLR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain group assets.

In each year $100 million of our unsecured borrowings have been linked to a cash flow hedge whereby LIBOR is set at 3.52% until 2012, and $25 million of our unsecured borrowings have been linked to a cash flow hedge whereby, commencing September 2012, LIBOR is set at 3.69% until 2017. The $100 million, $25 million and $20 million revolving facilities contain restrictions on our ability to incur liens, security interests or similar encumbrances or arrangements on our assets.

Analysis of short-term borrowings

		As at March 31
	Nominal interest rate (%)	2011	2010	2009
		(in thousands)
Asset backed borrowings
Export credit and overdraft	LIBOR+1-2.5%	$26,825	$27,688	$16,379

Unsecured Borrowings
Commercial Paper	10.95%–11.78%	4,506	—	—
Book Overdraft	BR+2%	10,039	—	—
Credit facility	LIBOR+1.5%	—	—	45,000
Installments due within one year on long-term borrowings		8,241	12,790	—

Installments due within one year on long-term borrowings		$49,611	$40,478	$61,379

Currency, Maturity and Nature of Interest Rate of the Nominal Value of Borrowings

	As at March 31
	2011	%	2010	%	2009	%
	(in thousands, except percentages)
Currency
U.S. Dollar	$154,195	77	$170,545	89	$145,000	78
Indian Rupees	44,726	23	21,374	11	40,245	22

Total	$198,921	100	$191,919	100	$185,245	100

Maturity
Due before one year	$49,612	25	$40,478	21	$61,379	33
Due between one and three years	148,561	75	149,811	79	25,311	14
Due between four and five years	748	—	1,630	—	98,555	53

	$198,921	100	$191,919	100	$185,245	100

Nature of rates
Fixed interest rate	$101,347	51	$100,000	52	$100,000	54
Floating rate	97,574	49	91,919	48	85,245	46

Total	$198,921	100	$191,919	100	$185,245	100

19	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans, which are all equity settled instruments, is as follows:

	As at March 31
	2011	2010	2009
	(in thousands)
IPO Plan	$26	$26	$25
IPO India Plan	901	283	—
Management Scheme	—	—	1,105

	$927	$309	$1,130

This charge has been included in administrative costs in the Income statement. The fair value per share for each grant of options and the assumptions used in the calculation are as follows:

	IPO Plan June 2006		Management Scheme November 2007	IPO India Plan
Scheme				December 2009		August 2010
Grant date	27/06/06		15/10/2007	17/12/2009		12/8/2010

Option strike price	GBP 1.76		GBP 1.935	INR 117		INR 91
Maturity (in years)	10		5	5.25		5.25
Expected term (in years)	5		3	4		4
Number of instruments granted	187,314		1,078,750	1,729,512		83,628
Share price	GBP 1.724		GBP 4.330	INR 175		INR 175
Expected volatility	25.0	%(1)	25%	75	%(1)	60%
Risk free interest rate	4.78%		5.12%	6.3%		6.5%
Expected dividend yield	0%		0%	0%		0%
Average fair value of the granted options at the grant date	GBP 0.626		GBP 2.667	INR 89		INR 78

Range of values of the granted options at the grant date	GBP 0.58-0.68		GBP 2.58-2.75	INR 75-100		INR 66-85

(1)	The expected volatility for these two companies has been arrived at by taking the weighted average share price movements of three peer companies as neither of these entities’ shares were listed at the date of grant.

The IPO Plan

The IPO Plan was provided to grant options to certain senior management involved with the initial public offering of the company’s shares on the AIM. The performance sole criterion attached to the options was met when the company’s shares were accepted for trading on AIM. The options vest annually in one fifth tranches from 27 June 2007.

The Management Scheme

Options granted under this scheme vested annually in one third tranches from March 31, 2008 and were awarded to individuals based on the Remuneration Committee’s view and taking into account the overall Group performance. The share options granted under this scheme lapsed or were forfeited by the option holders in the year ended March 31, 2009.

The table below summarizes the IPO Plan and the Management Scheme.

	2011		2010		2009
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding on April 1	187,314	GBP 1.76	187,314	GBP 1.76	1,266,064	GBP 1.91
Lapsed	—	—	—	—	(20,000)	1.935
Forfeited by the option holder	—	—	—	—	(1,058,750)	1.935
Outstanding at March 31	187,314	GBP 1.76	187,314	GBP 1.76	187,314	GBP 1.76

Exercisable on March 31	149,851	GBP 1.76	112,389	GBP 1.76	74,926	GBP 1.76

The IPO India Plan

The company’s subsidiary Eros International Media Limited has instituted an employee share option scheme ‘ESOP 2009’ (the “IPO India Plan”) and eligible to employees and administered by the Compensation Committee of the Board of Directors of Eros International Media Limited. The terms and condition of the IPO India Plan is as follows:

	2011		2010		2009
	Number of shares of Eros International Media Ltd.	Weighted average exercise price	Number of shares of Eros International Media Ltd.	Weighted average exercise price	Number of shares of Eros International Media Ltd.	Weighted average exercise price
Outstanding at April 1	1,729,512	1.47	—	—	—	—
Granted during the year	83,628	1.47	1,729,512	1.47	—	—
Lapsed	(79,216)	—	—	—	—	—
Exercised	—	—	—	—	—	—

Outstanding at March 31	1,733,924	1.47	1,729,512	1.47	—	—

Exercisable at March 31	330,059	1.47	—	1.47	—	—

The exercise price of the options for an employee is based on factors such as seniority, tenure, criticality and performance of the employee, based on the above, the exercise price would be calculated at a discount of 0-50% on what management believes to be the fair share price, based on, among other things, a valuation by an independent valuer, and will vest:

•	20% of the Options shall vest on the completion of 12 months from the Grant Date

•	20% of the Options shall vest on the completion of 24 months from the Grant Date

•	30% of the Options shall vest on the completion of 36 months from the Grant Date

•	30% of the Options shall vest on the completion of 48 months from the Grant Date

20	ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
200,000,000 ordinary shares of 10p each (“Ordinary Shares”) at March 31, 2011, March 31, 2010 and March 31, 2009	200,000,000	20,000

	Number of Shares	$
		(in thousands)
Allotted, called up and fully paid
At April 1, 2008	113,494,299	$20,858
Allotment of shares on 10 April 2008	1,783,698	352

As at March 31, 2009	115,277,997	21,210
Allotment of shares on 29 June 2009	117,303	19
Allotment of shares on 13 August 2009	738,458	120

As at March 31, 2010 and March 31, 2011	116,133,758	$21,349

The holders of Ordinary Shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company.

21	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Group has established objectives concerning the holding and use of financial instruments. The underlying basis of these objectives is to manage the financial risks faced by the Group, which are discussed below.

Formal policies and guidelines have been set to achieve these objectives and they are implemented using the strategies set out below. The Group does not enter into speculative arrangements or trade in financial instruments and it is the Group’s policy not to enter into complex financial instruments unless there are specific identified risks for which such instruments help mitigate uncertainties.

Management of Capital Risk and Financial Risk

The Group manages its capital to ensure that entities in the Group will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance. The capital structure of the Group consists of debt, which includes the borrowings disclosed in Note 18, cash and cash equivalents and equity attributable to equity holders of Eros, comprising issued capital, reserves and retained earnings as disclosed in the consolidated statement of changes in equity and in Notes 17 and 20.

The IAS 39 categories of financial assets and financial liabilities included in the balance sheet and headings in which they are indicated are as follows:

Financial assets	2011	2010	2009
	(in thousands)
Available-for-sale assets	$25,556	$26,581	$25,170
Loans and receivables	57,659	54,795	55,930
Held-to-maturity investments	33,268	—	—
Cash	92,899	87,613	55,812

Financial liabilities	$209,382	$168,989	$136,912

Trade and other payables	$23,197	$28,397	$19,570

Based on the operations of the Group throughout the world the Directors consider that the key financial risks that it faces are credit risk, currency risk, liquidity risk and interest rate risk. The objectives under each of these risks are as follows:

•	credit risk: minimize the risk of default and concentration.

•	currency risk: reduce exposure to foreign exchange movements principally between U.S. dollar, Indian Rupee and GBP.

•	liquidity risk: ensure adequate funding to support working capital and future capital expenditure requirements.

•	interest rate risk: mitigate risk of significant change in market rates on the cash flow of issued variable rate debt.

The policies adopted to deal with these risks and the strategies utilized to manage these risks by the use of financial instruments are set out below.

Credit Risk

The Group credit risk is principally attributable to its trade receivables, advances and cash balances. As a number of the Group’s trading activities require third parties to report revenues due to the Group this risk is not limited to the initial agreed sale or advance amounts. The amounts shown within the balance sheet in respect of trade receivables and advances are net of allowances for doubtful debts based upon objective evidence that the Group will not be able to collect all amounts due. Trading credit risk is managed on a country by country basis by the use of credit checks on new clients and individual credit limits, where appropriate, together with regular updates on any changes in the trading partner’s situation. In a number of cases trading partners will be required to make advance payments or minimum guarantee payments before delivery of any goods. The Group reviews reports received from third parties and as a matter of course reserve the right within the contracts it enters into to request an independent third party audit of the revenue reporting.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies.

The Group from time to time will have significant concentration of credit risk in relation to individual television syndication deals or music licenses. This risk is mitigated by contractual terms which seek to stagger receipts and the release or airing of content. As at March 31, 2011 56% (2010: 52%, 2009: 69%) of trade account receivables were represented by the top five debtors. The maximum exposure to credit risk is that shown within the balance sheet.

Currency Risk

The Group operates throughout the world with significant operations in India, the British Isles, the United States of America and the United Arab Emirates. As a result it faces both translation and transaction currency risks which are principally mitigated by matching foreign currency revenues and costs wherever possible.

The Group’s major revenues are denominated in U.S. Dollars, Indian Rupees and British pounds sterling which are matched where possible to its costs so that these act as an automatic hedge against foreign currency exchange movements.

The Group has identified that it will need to utilize hedge transactions to mitigate any risks in movements between the U.S. Dollar and the Indian Rupee and has adopted an agreed set of principles that will be used when entering into any such transactions.

As at the balance sheet date there were no outstanding forward foreign exchange contracts. The Group adopts a policy of borrowing where appropriate in the local currency as a hedge against translation risk. The table below shows the Group’s net foreign currency monetary assets and liabilities position in the main foreign currencies as at the year end:

	Net Balance
	GBP	INR	Other
	(in thousands)
As at March 31, 2011	10,276	67,169	48,252
As at March 31, 2010	475	22,828	64,130
As at March 31, 2009	249	6,876	48,687

A uniform decrease of 10% in exchange rates against all foreign currencies in position as of March 31, 2011 would have a cumulated negative impact of $ 7,789,555 (2010: $2,330,253, 2009: $713,000) on net income and on equity. An equal and opposite impact would be experienced in the event of an increase by a similar percentage.

Liquidity Risk

A maturity analysis of short-term and long-term borrowings is set out in Note 18. Set out below is a maturity analysis for non-derivative and derivative financial liabilities. The amounts disclosed are based on contractual undiscounted cash flows.

	Total	Less than 1 year	1-3 years	3-5 years
As at March 31, 2011
Borrowing principal payments	199,560	49,406	149,406	748
Borrowing interest payments	9,096	7,303	1,743	50
Derivative financial instruments	4,905	4,905	—	—
Trade payables	15,134	15,134	—	—

	Total	Less than 1 year	1-3 years	3-5 years
As at March 31, 2010
Borrowing principal payments	193,406	40,478	151,298	1,630
Borrowing interest payments	11,139	6,591	4,497	51
Derivative financial instruments	7,670	3,068	4,602	—
Trade payables	17,452	17,452	—	—

	Total	Less than 1 year	1-3 years	3-5 years
As at March 31, 2009
Borrowing principal payments	186,761	84,746	1,944	100,071
Borrowing interest payments	10,028	5,350	3,755	923
Derivative financial instruments	7,887	2,253	4,507	1,127
Trade payables	17,364	17,364	—	—

The Group’s objective of ensuring that adequate funding is in place is achieved by management of its working capital and agreed committed bank facilities. Management of working capital takes account of film release dates and payment terms agreed with customers.

At March 31, 2011 the Group had facilities available of $225,059,000 (2010: $215,979,000, 2009: $199,812,000) and therefore had net undrawn amounts of $26,138,000 (2010: $24,060,000, 2009: $14,567,000) available.

Interest Rate Risk

The Board recognizes the need to mitigate interest rate risk through the use of fixed and floating rates. The Group has fixed $125 million of its borrowings by way of two interest rate swap contracts which expire in 2012 and 2017 and which represents 63% (2010: 52%, 2009: 52%) of the year end total Group borrowings.

A 1% increase in underlying bank rates would lead to an annual increased interest charge of $994,000 (2010: $919,000, 2009: $911,000), an equal and opposite impact would be felt if rates fell by 1%.

Under the interest swap contracts, the Group agrees to exchange the difference between fixed and floating rate interest amounts calculated on agreed notional principal amount. Such contracts enable the Group to mitigate the risk of changing interest rates on the cash flow of issued variable rate debt. The fair value of interest swaps, all of which are in designated hedge accounting relationships at the reporting date, is determined by discounted future cash flows using the rate curves at the reporting date and is shown below.

The cash flows on the hedges and underlying borrowings arise quarterly over the period of the hedges upon the fixed and U.S. $ Libor rates.

	Average contract rate	Notional principal amount	Fair value of hedging instrument 2011	Fair value of hedging instrument 2010	Fair value of hedging instrument 2009
	(in thousands, except percentages)
Cash flow hedge	3.52%	$100,000	$(4,405)	$(5,128)	$(5,900)
Cash flow hedge	3.69%	25,000	(174)	—	—

Total		$125,000	$(4,579)	$(5,128)	$(5,900)

The ineffective portion of changes in fair value of cash flow hedges recognized in the income statement during the year was $125,000 (2010: $176,000, 2009: $70,000). The effective portion of changes in fair value of cash flow hedges in designated hedge accounting relationships during the year was $4,579,000 (2010: $4,882,000, 2009: $5,830,000) and has been recognized directly in other comprehensive income. The interest swaps and the interest payments on the designated loan occur simultaneously and the amount deferred in equity is recognized in the Income statement over the period that the floating rate interest on debt payments impacts the income statement.

The Group has in place cash pooling arrangements to ensure that it minimizes interest paid on short-term borrowings and overdrafts, whilst allowing net surplus funds to be invested in interest bearing accounts.

Deposit balances are invested in the money market, or with financial institutions on maturing terms from within 24 hours up to a period of three months with interest earned based on the relevant national inter-bank rates available at the time of investing.

The working capital borrowings interest rates are all based on the national inter-bank rates.

Financial instruments – disclosure of fair value measurement level

The Group adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value. The required disclosures of fair value measurements are grouped into the following levels:

•	Level 1 fair value measurements derived from unadjusted quoted prices in active markets for identical assets or liabilities;

•

Level 2 fair value measurements derived from inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and

•	Level 3 fair value measurements derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data.

	As at March 31
	2011	2010	2009
		(in thousands)
Level 1	$—	$—	$6
Level 2 – Cash flow hedges	(4,579)	(5,128)	(5,900)
Level 3 – Available-for-sale financial assets	14,741	15,766	13,347

Net fair value	$10,162	$10,638	$7,453

22	CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Eros’ material contractual obligations are made up of contracts related to content commitments. Operating lease commitments are disclosed in Note 13.

	Total	1 Year	2 to 5 Years
	(in thousands)
As at March 31, 2011	$158,443	$121,101	$37,342

As at March 31, 2010	$113,898	$81,728	$32,170

As at March 31, 2009	$77,440	$32,901	$44,539

The Company also has certain contractual arrangements in relation to certain contractual content commitments that would require the Company to make payments or provide funding if certain circumstances occur (“contingent guarantees”). The Company expects that these contingent guarantees totaling $53,031,000 in fiscal 2011 (2010:$53,350,000, 2009: $77,440,000) which are included within the contractual content commitments above will fall due within the timeframe above.

23	CONTINGENT LIABILITIES

There were no material ongoing litigations at March 31, 2011, March 31, 2010 or March 31, 2009.

24	RELATED PARTY TRANSACTIONS

	Details of transaction	Year Ended March 31
		2011		2010		2009
		Movement in year	Asset (Liability)	Movement in year	Asset (Liability)	Movement in year	Asset (Liability)
		(in thousands)
Red Bridge Ltd.	President fees	322	(322)	466	—	381	(71)
550 County Avenue	Rent	132	(410)	270	(422)	270	(253)
Deposits	Deposits and Fees	37	771	1,350	(776)	222	1,942
Line Cross Limited	Rent	498	(126)	184	(153)	—	—
Lulla Family	Rent	193	(21)	248	—	108	(836)

On April 11, 2008, the Group exercised a call option granted on June 27, 2006 and acquired Acacia Investments Limited from a family trust in which Kishore Lulla and Sunil Lulla are potential beneficiaries, for $10.8 million. Acacia Investments Limited is a dormant holding company and owns 24% of LMB Holdings Limited, which, through its subsidiaries, operates two satellite television channels, B4U Music and B4U Movies. As of December 31, 2011, the Group did not have the power to exert any significant influence over LMB Holdings Limited.

Pursuant to a lease agreement that expires on May 31, 2012, Eros International Media Limited leases apartments for studio use 2,750 square feet of real property at Kailash Plaza, 3rd Floor, Opp. Laxmi Industrial Estate, Andheri (W), Mumbai, from Manjula K. Lulla, the wife of Kishore Lulla. Beginning in August 2010, the lease requires Eros International Media Limited to pay $6,116 each month under this lease. Pursuant to a lease that expires in October 2012, Eros International Media Limited leases for use as executive accommodations the real property at Aumkar Bungalow, Gandhi Gram Road, Juhu, Mumbai, from Sunil Lulla. Beginning in October 2009, the lease requires Eros International Media Limited to pay $6,116 each month under this lease.

Pursuant to a lease that expires on May 31, 2012, Eros International Media Limited leases for studio use two apartments at Juhu Sangita Apartments (6A-4 and 6A-10), Juhu Tara Road, Juhu, Mumbai, from Meena A. Lulla, mother of Kishore Lulla and Sunil Lulla. Beginning in October 2010, the lease requires Eros International Media Limited to pay $917 each month, in the aggregate under this lease.

Pursuant to a lease that expires on May 31, 2012, the Group leases for studio use an apartment at Juhu Sangita Apartments (6A-5), Juhu Tara Road, Juhu, Mumbai, from Sunil Lulla. Beginning in June 2010, the lease requires the Group to pay $397.55 each month plus service tax.

Pursuant to a lease agreement that expires on March 31, 2015, the Group leases for U.S. corporate offices, the real property at 550 County Avenue, Secaucus, New Jersey, from 550 County Avenue Property Corp, a Delaware corporation owned by Beech Investments and of which our President of Americas Operations Ken Naz serves as a director. The current lease commenced on April 1, 2010, and requires the Group to pay $11,000 each month.

Pursuant to a lease agreement that expires in March 2018, including renewal periods, the Group leases for U.K. corporate offices, the real property at 13 Manchester Square, London from Linecross Limited, a U.K. company owned indirectly by a discretionary trust of which Kishore Lulla and Sunil Lulla are potential beneficiaries. The current lease commenced on November 19, 2009 and requires us to pay $129,230 each quarter. In addition, Eros Energy UK Ltd., of which Kishore Lulla is a director, subleases from the Group a part of the property at 13 Manchester Square, London.

Each of these leases is at market rates.

During the year ended March 31, 2010, the Group entered into arm’s length transactions with certain special purpose entities that had been incorporated to produce films within the U.K. Andrew Heffernan, the Group’s Chief Financial Officer and a director of various subsidiaries, previously served as a director for these special purpose entities.

Payments of $177,000 were made to Illuminati Films Limited and fees for production services of $778,000 were received. Payments of $1,447,000 were made to Vijay Galani Movies Ltd. and fees for production services of $2,619,000 were received. Payments of $5,108,330 were made to Nadiadwala Grandson Entertainment Ltd. and fees for production services of $2,395,000 were received.

Eros accrued for interest of $250,000 on loans advanced during 2010 to Ayngaran International Limited its 51% subsidiary undertaking.

Pursuant to an agreement the Group entered into with Redbridge Group Ltd. on June 27, 2006, the Group agreed to pay an annual fee set each year by its Board of Directors of $333,333, $303,030 and $322,000 in the year ended March 31, 2009, the year ended March 31, 2010 and the year ended March 31, 2011, respectively, for the services of Arjan Lulla, the father of Kishore Lulla and Sunil Lulla, uncle of Vijay Ahuja and Surender Sadhwani and an employee of Redbridge Group Ltd. The agreement makes Arjan Lulla honorary life president and provides for services including attendance at board meetings, entrepreneurial leadership and assistance in setting the Group’s strategy. Redbridge Group Ltd. is an entity owned indirectly by a discretionary trust of which Kishore Lulla and Sunil Lulla are potential beneficiaries.

The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. NextGen Films Pvt. Ltd. sold $8,154,944 and $3,455,657 to the Group in the year ended March 31, 2010 and the year ended March 31, 2011, respectively, and purchased from the Group approximately $244,220, $20,387 and $4,811,417 in the year ended March 31, 2009, the year ended March 31, 2010 and the year ended March 31, 2011, respectively.

The Group also engaged in transactions with Everest Entertainment Pvt. Ltd. and Apollo United Limited, entities owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, each of which involved the purchase and sale of film rights. Everest Entertainment Pvt. Ltd. sold $932,926, $1,584,807 and $23,620 to the Group in the year ended March 31, 2009, the year ended March 31, 2010 and the year ended March 31, 2011, respectively, and purchased from the Group $6,136,595 in the year ended March 31, 2009. Apollo United Limited purchased from the Group $20,000,000 and $9,000,000 in the year ended March 31, 2009 and the year ended March 31, 2010, respectively.

Surender Sadhwani is the beneficial owner of Victoria Landmark Global Holdings Limited, a Mauritian entity, which in fiscal 2011 received approximately $1.6 million from Ganges Green Energy Pvt. Limited in exchange for consultancy services. Ganges Green Energy Pvt. Limited is owned indirectly by an entity that indirectly owns 66% of Beech Investments and of which Kishore Lulla and Sunil Lulla are potential beneficiaries.

25	MAJOR CONSOLIDATED ENTITIES

	Date	Country of Incorporation	% of voting rights held
Eros Network Limited	June 06	U.K.	100
Eros International Limited	June 06	U.K.	100
Eros International USA Inc	June 06	U.S.	100
Eros Music Publishing Limited	June 06	U.K.	100
Eros Worldwide FZ-LLC	June 06	UAE	100
Eros International Media Limited	June 06	India	78.11
Eros International Films Pvt. Limited	June 06	India	100
Eros Pacific Limited	June 06	Fiji	100
Eros Australia Pty Limited	June 06	Australia	100
Big Screen Entertainment Pvt. Limited	January 07	India	64
Copsale Limited	June 06	BVI	100
Ayngaran International Limited	October 07	IOM	51
Ayngaran International UK Limited	October 07	U.K.	51
Ayngaran International Media Pvt. Limited	October 07	India	51
Acacia Investments Holdings Limited	April 08	BVI	100
Eyeqube Studios Pvt. Limited	January 08	India	99.99
Belvedere Holdings Pte. Ltd.	March 2010	Singapore	100
Eros International Pte Ltd.	August 2010	Singapore	100
Ayngaran Anak Media Pvt. Limited	October 08	India	51

All of the companies were involved with the distribution of film content and associated media. All the companies are indirectly owned with the exception of Eros Network Limited and Eros Worldwide FZ-LLC.

26	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGMENTS AND ADOPTED IFRS NOT YET APPLIED

Estimates and judgments are evaluated on a regular basis and are based on historical experience and other factors, such as expectations of future events that are believed to be reasonable under the present circumstances.

The Group makes estimates and assumptions concerning the future. These estimates, by definition, will rarely equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the financial year are highlighted below:

26.1.	Goodwill

The Group tests annually whether goodwill has suffered impairment, in accordance with its accounting policy. The recoverable amount of cash-generating units has been determined based on value in use calculations. These calculations require estimates to be made over revenue growth, margin stability and discount rates which are based on management assumptions however in the event that there is an unforeseen event which materially affects these assumptions it could lead to a write down of goodwill.

26.2.	Basis of Consolidation

Under the principles of reverse acquisition accounting, a judgment is required to be made to the, in substance acquiring entity. In the event that it is judged that Eros Worldwide FZ-LLC is not the acquiring entity then there may be material balance sheet adjustments. Further, the Group evaluates arrangements with special purpose vehicles in the context of SIC-12 and IAS 27 to establish how transactions with such entities should be accounted for. This requires a judgment over control and the balance of risks and records attached to the arrangements. An alternative judgment to that reached by the Group may result in material balance sheet and income statement adjustments.

26.3.	Intangible Assets

The Group is required to identify and assess the useful life of intangible assets and determine their income generating life. Judgment is required in determining this and then providing an amortization rate to match this life as well as considering the recoverability or conversion of advances made in respect of securing film content or the services of talent associated with film production.

Accounting for the film content requires management’s judgment as it relates to total revenues to be received and costs to be incurred throughout the life of each film or its license period, whichever is the shorter. These judgments are used to determine the amortization of capitalized film content costs. The Group uses a stepped method of amortization on first release film content writing off more in year one which recognizes initial income flows and then the balance over a period of up to nine years. In the case of film content that is acquired by the Group after its initial exploitation, commonly referred to as Catalog, amortization is spread evenly over the lesser of 10 years or the license period. Management’s policy is based upon factors such as historical performance of similar films, the star power of the lead actors and actresses and once released actual results of each film. Management regularly reviews, and revises when necessary, its estimates, which may result in a change in the rate of amortization and/or a write down of the asset to the recoverable amount.

In the case of the Trade name, stated at $14,000,000, the Group has not amortized the asset as the marketing and brand promotion is such that the Group considers it not to have a finite income generating life.

The Group tests annually whether intangible assets have suffered any impairment, in accordance with the accounting policy. These calculations require judgments and estimates to be made, and, as with Goodwill, in the event of an unforeseen event these judgments and assumptions would need to be revised and the value of the intangible assets could be affected. There may be instances where the useful life of an asset is shortened to reflect the uncertainty of its estimated income generating life. This is particularly the case when acquiring assets in markets that the Group has not previously exploited.

26.4.	Valuation of Available-for-Sale Financial Assets

The Group follows the guidance of IAS 39 to determine, where possible, the fair value of it’s available-for-sale financial assets. This determination requires significant judgment. In making this judgment, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less or more than its cost; the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

A 5% increase/decrease on discounts in minority for minority and lack of marketability would result in a decrease/increase in fair value of $3.5 million.

26.5.	Income Taxes and Deferred Taxation

The Group is subject to income taxes in various jurisdictions. Judgment is required in determining the worldwide provision for income taxes. During the normal course of business there are many transactions and calculations for which the ultimate tax determination is uncertain.

Judgment is also used when determining whether the Group should recognize a deferred tax asset, based on whether management consider there is sufficient certainty in future earnings to justify the carry forward of assets created by tax losses.

Where the ultimate outcome is different than that which was initially recorded there will be an impact on the income tax and deferred tax provisions.

26.6.	Share Based Payments

The Group is required to measure the fair value of equity settled transactions with employees at the grant date of the equity instruments. The fair value is determined principally by using the Black Scholes model which requires assumptions regarding interest free rates, share price volatility and the expected life of an employee equity instrument. The basis and assumptions used in these calculations are disclosed within Note 19.

26.7.	Standards, Interpretations and Amendments to Published Standards that are not yet Effective

At the date of authorization of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

•	IFRS 9 Financial Instruments (effective 1 January 2013)

•	IFRS 10 Consolidated Financial Statements (effective 1 January 2013)

•	IFRS 11 Joint Arrangements (effective 1 January 2013)

•	IFRS 12 Disclosure of Interests in Other Entities (effective 1 January 2013)

•	IFRS 13 Fair Value Measurement (effective 1 January 2013)

•	IAS 24 (Revised 2009) Related Party Disclosures (effective 1 January 2011)

•	IAS 19 (Revised June 2011) Employee Benefits (effective 1 January 2013)

•	IAS 27 (Revised), Separate Financial Statements (effective 1 January 2013)

•	IAS 28 (Revised), Investments in Associates and Joint Ventures (effective 1 January 2013)

•	Disclosures—Transfers of Financial Assets—Amendments to IFRS 7 (effective 1 July 2011)

•	Deferred Tax: Recovery of Underlying Assets—Amendments to IAS 12 Income Taxes (effective 1 January 2012)

•	Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters—Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards (effective 1 July 2011)

•	Presentation of Items of Other Comprehensive Income—Amendments to IAS 1 (effective 1 July 2012)

With the exception of IFRS 9 (described below under Note 2 to the consolidated financial statements for the nine months ended December 31, 2010 and 2011), the Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect for periods commencing on or after April 1, 2011.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2011 AND 2010

		As at December 31
	Note	2011	2010
		(in thousands)
ASSETS
Non-current assets
Property, plant and equipment	7	$11,603	$14,155
Goodwill		1,877	1,877
Intangible assets – trade name		14,000	14,000
Intangible assets – content	8	478,935	429,275
Intangible assets – others	9	1,733	783
Available-for-sale investments		25,510	28,601
Deferred tax assets		463	164

		$534,121	$488,855

Current assets
Inventories		$1,332	$1,444
Trade and other receivables	10	74,871	73,673
Current tax receivable		4,895	8,089
Cash and cash equivalents	12	120,032	117,426

		201,130	200,632

Total assets		$735,251	$689,487

LIABILITIES
Current liabilities
Trade and other payables	11	$34,540	$39,141
Short-term borrowings	7	97,344	52,540
Derivative financial instruments		8,170	5,931
Current tax payable		1,482	1,336

		$141,536	$98,948

Non-current liabilities
Long-term borrowings	13	$130,715	$149,083
Deferred tax		21,788	18,106

		152,503	167,189

Total liabilities		294,039	266,137

Net assets		$441,212	$423,350

EQUITY
Equity attributable to equity holders of the parent
Share capital		$21,687	$21,349
Share premium		134,920	128,296
Translation reserve		(28,723)	253
Reverse acquisition reserve		(22,752)	(22,752)
Other reserves		53,300	63,619
Retained earnings		246,594	195,338

		405,026	386,103

Non controlling interest		36,186	37,247

Total equity		$441,212	$423,350

The accompanying accounting policies and condensed notes form an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011 AND 2010

		Nine Months Ended December 31
	Note	2011	2010
		(in thousands, except earnings per share)
Revenue	3	$166,282	$124,272
Cost of sales		(84,023)	(66,138)

Gross profit		82,259	58,134
Administrative costs		(23,632)	(13,426)

Operating profit		58,627	44,708
Financing costs	4	(4,634)	(2,083)
Finance income		3,355	1,283

Net finance costs		(1,279)	(800)
Profit before tax		57,348	43,908
Income tax expense	5	(11,844)	(6,483)

Profit for the period		$45,504	$37,425

Attributable to:
Owners of the parent		$40,849	$35,321
Non-controlling interest		4,655	2,104

		$45,504	$37,425

Earnings per share (cents)
Basic earnings per share	6	$35.1	$30.4

Diluted earnings per share	6	$34.6	$30.0

The accompanying accounting policies and condensed notes form an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME FOR THE NINE MONTHS ENDED DECEMBER 31, 2011 AND 2010

	Nine Months Ended December 31
	2011	2010
	(in thousands)
Profit for the year	$45,504	$37,425
Reclassification of revaluation of freehold buildings	—	(67)

Exchange differences on translating foreign operations	(34,148)	530
Reclassification of gains on cash flow hedges	(2,575)	(2.388)
Change in fair value of cash flow hedges	(1,018)	1,585

Total comprehensive income for the period	7,763	37,085

Attributable to owners of Eros International Plc	$8,343	$34,974

The accompanying accounting policies and condensed notes form an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIODS ENDED DECEMBER 31 2011 AND 2010

		Nine Months Ended December 31
	Note	2011	2010
		(in thousands)
Cash flow from operating activities
Profit before tax		$57,348	$43,908
Adjustments for:
Depreciation	10	898	593
Share based payment	2	5,263	777
Amortization of intangibles		63,500	50,763
Net finance charge	4	1,279	800
Movement in trade and other receivables		(19,743)	(11,591)
Movement in inventories		91	371
Movement in trade payables		4,683	10,909
(Profit)/loss on sale of property, plant and equipment		245	(120)

Cash generated from operations		113,564	96,410
Interest paid		(9,107)	(7,041)
Income taxes paid		(7,730)	(4,639)

Net cash generated from operating activities		$96,727	$84,730

Cash flows from investing activities
Purchase of property, plant and equipment		$(477)	$(8,990)
Purchase of intangible film rights and related content		(136,012)	(125,136)
Purchase of intangible assets others		(1,282)	(176)
(Purchase)/Sale of available-for-sale financial assets		—	(2,020)
Interest received		3,355	1,283

Net cash used in investing activities		$(134,416)	$(135,039)

Cash flows from financing activities
Net proceeds from issue of share capital by subsidiary		$888	$71,063
Proceeds/(repayment) of short-term borrowings		35,581	11,817
Proceeds/(repayment) from long-term borrowings		2,419	(2,311)

Net cash generated from financing activities		$38,888	$80,569

Net increase in cash and cash equivalents		1,199	30,260
Effects of exchange rate changes on cash and cash equivalents		(7,334)	(447)
Cash and cash equivalents at beginning of year		126,167	87,613

Cash and cash equivalents at end of year	12	$120,032	$117,426

The accompanying accounting policies and condensed notes form an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED DECEMBER 31, 2011

	Share Capital	Share Premium Account	Translation Reserve	Retained Earnings	Reverse Acquisition Reserve	Other Reserves	Total	Non-Controlling Interest	Total Equity
	(in thousands)
Balance at March 31, 2011	$21,349	$128,296	$102	$205,745	$(22,752)	$56,893	$389,633	$35,742	$425,375
Reclassification of gain on cash flow hedges	—	—	—	—	—	(2,575)	(2,575)	—	(2,575)
Fair value adjustment of cash flow hedge	—	—	—	—	—	(1,018)	(1,018)	—	(1,018)
Exchange difference on translating foreign operations	—	(88)	(28,825)	—	—	—	(28,913)	(5,235)	(34,148)

Other comprehensive income	—	(88)	(28,825)	—	—	(3,593)	(32,506)	(5,235)	(37,741)
Profit for the year	—	—	—	40,849	—	—	40,849	4,655	45,504

Total comprehensive income for the period	—	(88)	(28,825)	40,849	—	(3,593)	8,343	(580)	7,763

Shares issued	93	1,830	—	—	—	—	1,923	888	2,811
Share based payment	245	4,882	—	—	—	—	5,127	136	5,263

Balance at December 31, 2011	$21,687	$134,920	$(28,723)	$246,594	$(22,752)	$53,300	$405,026	$36,186	$441,212

The accompanying accounting policies and condensed notes form an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE MONTHS ENDED DECEMBER 31, 2010

	Share Capital	Share Premium Account	Translation Reserve	Retained Earnings	Reverse Acquisition Reserve	Other Reserves	Total	Non-Controlling Interest	Total Equity
	(in thousands)
Balance at March 31, 2010	$21,349	$128,296	$(270)	$171,549	$(22,752)	$6,817	$304,989	$2,200	$307,189
Fair value adjustment of land and buildings	—	—	—	—	—	(67)	(67)	—	(67)
Reclassification of gain on cash flow hedges	—	—	—	—	—	(2,388)	(2,388)	—	(2,388)
Fair value adjustment of cash flow hedge	—	—	—	—	—	1,585	1,585	—	1,585
Exchange difference on translating foreign operations	—	—	523	—	—	—	523	7	530

Other comprehensive income	—	—	523	—	—	(870)	(347)		(340)
Profit for the year	—	—	—	35,321	—	—	35,321	2,104	37,425

Total comprehensive income for the period	—	—	523	35,321	—	(870)	34,974	2,111	37,085

Shares issued by subsidiary	—	—	—	(11,532)	—	57,672	46,140	32,159	78,299
Share based payment	—	—	—	—	—	—	—	777	777

Balance at December 31, 2010	$21,349	$128,296	$253	$195,338	$(22,752)	$63,619	$386,103	$37,247	$423,350

The accompanying accounting policies and condensed notes form an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1.	ORGANIZATIONAL AND DESCRIPTION OF THE BUSINESS

Eros International Plc (“Eros”) and its subsidiaries’ (the “Group”) principal activities include the acquisition, co-production and distribution of Indian films and related content. Eros International Plc is the Group’s ultimate parent company. It is incorporated and domiciled in the Isle of Man. The address of Eros International Plc’s registered office is Fort Anne, Douglas Isle of Man IM1 5PD.

The unaudited condensed consolidated financial statements of the Group and the Group’s interest in jointly controlled entities have been prepared in accordance with International Financial Reporting Standards (“IFRS”) for interim financial reporting as issued by the International Accounting Standards Board. The results of operations for the nine month periods ended December 31, 2011 and 2010 are not necessarily indicative of results of the full years. The Group believes that the disclosures are adequate to make the information presented not misleading.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and financial notes thereto included in the Group’s audited consolidated financial statements for each of the three years in the period ended March 31, 2011. In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments), which are necessary for a fair representation of financial results for the interim periods presented.

The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for each of the three years in the period ended March 31, 2011.

2.	RECENTLY ISSUED ACCOUNTING STANDARDS

At the date of authorization of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

•	IFRS 9 Financial Instruments (effective 1 January 2013)

•	IFRS 10 Consolidated Financial Statements (effective 1 January 2013)

•	IFRS 11 Joint Arrangements (effective 1 January 2013)

•	IFRS 12 Disclosure of Interests in Other Entities (effective 1 January 2013)

•	IFRS 13 Fair Value Measurement (effective 1 January 2013)

•	IAS 19 (Revised June 2011) Employee Benefits (effective 1 January 2013)

•	IAS 27 (Revised), Separate Financial Statements (effective 1 January 2013)

•	IAS 28 (Revised), Investments in Associates and Joint Ventures (effective 1 January 2013)

•	Disclosures—Transfers of Financial Assets—Amendments to IFRS 7 (effective 1 July 2011)

•	Deferred Tax: Recovery of Underlying Assets—Amendments to IAS 12 Income Taxes (effective 1 January 2012)

•	Severe Hyperinflation and Removal of Fixed Dates for First-time Adopters—Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards (effective 1 July 2011)

•	Presentation of Items of Other Comprehensive Income—Amendments to IAS 1 (effective 1 July 2012)

•	Offsetting Financial Assets and Financial Liabilities—Amendments to IAS 32 (effective 1 January 2014)

•	Mandatory Effective Date and Transition Disclosures—Amendments to IFRS 9 and IFRS 7 (effective 1 January 2015)

With the exception of IFRS 9 (described below), the Group does not consider that these Standards and Interpretations will have a significant impact on the financial statements of the Group except for additional disclosures when the relevant standards come into effect.

IFRS 9, effective for the year ending March 31, 2015, alters the treatment of fair value movements of available-for-sale financial assets by imposing recognition through the consolidated income statement.

3.	INFORMATION ABOUT REVENUES & GEOGRAPHIC AREAS

Business segmental data

Management has identified only one operating segment in the business, filmed content. This single operating segment is monitored and strategic decisions are made on the basis of this segment alone. As a result only the geographic reporting analysis has been included in this note.

Geographic reporting

Eros acquires, co-produces and distributes Indian films in multiple formats worldwide. Film content is monitored and strategic decisions around the business operations are made based on the film content, whether it is new release or catalog. Hence, management identifies only one operating segment in the business, film content. We distribute our film content to the Indian population in India, the South Asian diaspora worldwide and to non-Indian consumers who view Indian films that are subtitled or dubbed in local languages. As a result of these distribution activities, Eros has identified four geographic markets, India, North America, Europe and the Rest of the World. Information about revenues is presented based on the customers’ location.

	Nine Months ended December 31
	2011	2010
	(in thousands)
Revenue
India	$110,942	$83,273
Europe	21,758	16,588
North America	8,758	7,405
Rest of the world	24,824	17,006

Total revenue	$166,282	$124,272

	As at December 31, 2011
	India	North America	Europe	Rest of the World
	(in thousands)
Segment assets	$239,934	$5,225	$174,084	$316,008

	As at December 31, 2010
	India	North America	Europe	Rest of the World
	(in thousands)
Segment assets	$235,475	$1,827	$147,439	$304,746

4.	FINANCE CHARGES AND INCOME

	Nine months ended December 31
	2011	2010
	(in thousands)
Interest expense	$4,634	$2,083
Less: Interest Received	(3,355)	(1,283)

	$1,279	$800

5.	INCOME TAX EXPENSE

Income tax expense for the nine months ended December 31, 2011 was $11.8 million, compared to $6.5 million in the nine months ended December 31, 2010. Our estimated annual effective tax rate was 21% for the nine months ended December 31, 2011, compared to 14.8% in the nine months ended December 31, 2010.

6.	EARNINGS PER SHARE

	Nine months ended December 31
	2011		2010
	Basic	Diluted	Basic	Diluted
	(in thousands, except earnings per share)
Earnings
Earnings attributable to the equity holders of the parent	$40,849	$40,849	35,321	35,321

Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(462)	—	(437)

Adjusted earnings attributable to equity holders of the parent	$40,849	$40,387	$35,321	$34,884

Number of shares
Weighted average number of shares	116,449	116,449	116,134	116,134
Potential dilutive effect related to share based compensation scheme	—	187	—	187

Adjusted weighted average number of shares	116,449	116,636	116,134	116,321

Earnings per share
Earnings attributable to the equity holders of the parent per share (cents)	$35.1	$34.6	$30.4	$30.0

7.	PROPERTY, PLANT AND EQUIPMENT

	Land and Building	Furniture, Fittings and Equipment	Vehicles	Plant and Machinery	Total
	(in thousands)
Nine Months ended
DECEMBER 31, 2011
Opening net book amount	$10,767	$1,516	$581	$1,211	$14,075
Exchange differences	(1,454)	(56)	(88)	(207)	(1,805)
Additions	156	5	96	247	504
Disposals	—	(138)	—	(135)	(273)
Depreciation charge	(454)	(51)	(111)	(282)	(898)

Closing net book amount	$9,015	$1,276	$478	$834	$11,603

At DECEMBER 31, 2011
Cost or valuation	10,466	2,691	1,701	5,067	19,925
Accumulated depreciation	(1,451)	(1,415)	(1,223)	(4,233)	(8,322)

Net book amount	$9,015	$1,276	$478	$834	$11,603

	Land and Building	Furniture, Fittings and Equipment	Vehicles	Plant and Machinery	Total
	(in thousands)
Nine Months ended
DECEMBER 31, 2010
Opening net book amount	$2,271	$1,012	$594	$1,556	$5,433
Exchange differences	198	2	3	68	271
Additions	9,413	8	261	84	9,766
Disposals	(502)	—	(219)	(1)	(722)
Depreciation charge	(64)	(83)	(48)	(398)	(593)

Closing net book amount	$11,316	$939	$591	$1,309	$14,155

At DECEMBER 31, 2010
Cost or valuation	$12,323	$2,112	$1,650	$5,017	$21,102
Accumulated depreciation	(1,007)	(1,173)	(1,059)	(3,708)	(6,947)

Net book amount	$11,316	$939	$591	$1,309	$14,155

8.	INTANGIBLE CONTENT ASSETS

	As at December 31, 2011
	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
Film productions	$143	$—	$143
Film and content rights	595,821	(292,180)	303,641
Content advances	175,151	—	175,151

Non Current Content assets	$771,115	$(292,180)	$478,935

	As at December 31, 2010
	Gross Content Assets	Accumulated Amortization	Content Assets
	(in thousands)
Film productions	—	—	—
Film and content rights	$472,110	$(211,604)	$260,506
Content advances	168,769	—	168,769

Non Current Content assets	$640,879	$(211,604)	$429,275

Changes in the main content assets are as follows:

	Nine Months ended December 31
	2011	2010
	(in thousands)
Film productions
Opening balance	$170	$7,878
Additions	—	—
Changes in foreign currency translation	(27)	—
Transfer to film and content rights	—	(7,878)

Closing balance	$143	$0

	Nine Months ended December 31
	2011	2010
	(in thousands)
Content advances
Opening balance	$163,365	$123,106
Additions	150,756	137,114
Changes in foreign currency translation	(20,429)	947
Transfer to film and content rights	(118,541)	(92,398)

Closing balance	$175,151	$168,769

	Nine Months ended December 31
	2011	2010
	(in thousands)
Film and content rights
Opening balance	$258,366	$218,244
Amortization	(63,500)	(50,763)
Changes in foreign currency translation	(9,766)	627
Transfer from other content assets	118,541	92,398

Closing balance	$303,641	$260,506

9.	OTHER INTANGIBLE ASSETS

	As at December 31, 2011
	Gross	Accumulated Amortization	Net
	(in thousands)
Internally generated software	$2,937	$(1,204)	$1,733

	As at December 31, 2010
	Gross	Accumulated Amortization	Net
	(in thousands)
Internally generated software	$1,866	$(1,083)	$783

The changes in other intangible assets are as follows:

	Nine Months ended December 31
	2011	2010
	(in thousands)
Opening balance	$698	$692
Additions during the year	966	176
Changes in foreign currency translation	102	3
Amortization	(33)	(88)

Closing balance	$1,733	$783

10.	TRADE AND OTHER RECEIVABLES

	As at December 31
	2011	2010
	(in thousands)
Trade accounts receivable net	$63,584	$56,530
Other receivables	6,954	17,143
Prepaid charges	4,333	—

Trade accounts receivable and other	$74,871	$73,673

An element of trade accounts receivable that have not been impaired are past due as at the reporting date. The age of these financial assets past due were as follows:

	As at December 31
	2011	2010
	(in thousands)
Not more than three months	$1,819	$2,563
More than three months but not more than six months	2,459	266
More than six months but not more than one year	2,491	1,016
More than one year	1,333	1,533

	$8,102	$5,378

11.	TRADE AND OTHER PAYABLE

	As at December 31
	2011	2010
	(in thousands)
Trade accounts payable	$27,153	$29,972
Accruals & other payables	3,643	7,849
Social security & other taxes payable	3,744	1,320

	$34,540	$39,141

The Group Considers that the carrying amount of trade and other payables approximate their fair value.

12.	CASH AND CASH EQUIVALENTS

Cash and Cash equivalents consist of cash on hand and balance with banks and investments in money market investments. Cash and Cash equivalents included in the statement of cash flows comprise amounts in the statement of financial position.

	As at December 31
	2011	2010
	(in thousands)
Held-to-maturity investments	$13,952	$41,538
Cash at bank and in hand	106,080	75,888

	$120,032	$117,426

13.	BORROWINGS AND OTHER FINANCIAL LIABILITIES

An analysis of long term borrowings and other financial liabilities is shown in the table below.

	Nominal Interest Rate	Maturity	December 31, 2011	December 31, 2010
	%		(in thousands)
Asset backed borrowings
Term Loan	LIBOR+5.5%	2011	$—	$656
Term Loan	LIBOR+5.5%	2015	2,053	2,986
Term Loan	BPLR+1.25%	2015	809	1,125
Term Loan	LIBOR+8.5%	2015	2,458	3,376
Term Loan	10-15%	2012	—	34
Term Loan	10-15%	2012	—	131
Term Loan	10-15%	2012	—	31
Term Loan	10-15%	2013	34	—

			$5,354	$8,339

Unsecured borrowings
US $80 million revolving facility	LIBOR+1.65%		$80,000	$100,000
US $25 million revolving facility	LIBOR+2.35%		25,000	25,000
US $20 million revolving facility	LIBOR+3%		20,000	20,000
Other Loans			3,060	—
Nominal value of borrowings			133,414	153,339
Cumulative effect of unamortized costs			(540)	(1,138)
Installments due within one year			(2,159)	(3,118)

Long – term borrowings			$130,715	$149,083

The US$100 million, US$25 million and US$20 million (the “revolving facilities”) are subject to a negative pledge that restricts our ability to incur liens, security interests or similar encumbrances or arrangements on our assets.

As at December 31, 2011, $125.0 million of the $145.0 million of credit facilities at Eros Worldwide FZ-LLC have been disclosed as non-current liabilities as a result of entering into the new revolving credit facility, and $20 million has been shown as a current liability in the statement of financial position.

Analysis of short term borrowings

			As at December 31
	Nominal interest rate (%)		2011	2010
			(in thousands)
Asset backed borrowings
Asset Loan	10-15%		$4,293	$5,096
Term Loan	LIBOR + 5.5%		67	—
Term Loan	10-15%		139	—
Book Overdraft			18,477	11,943
Export credit and overdraft	LIBOR plus 3.5 & BPLR0 ..75	% %	21,846	32,383

			44,822	49,422

Unsecured Borrowings
Commercial Paper	10.95%–11.78%		25,443	—
Book Overdraft	BR+2%		4,920	—
US $20 million revolving facility	LIBOR + 1.65%		20,000	—
Installments due within one year on long – term borrowings			2,159	3,118

Short-term Borrowings			$97,344	$52,540

Currency, Maturity and Nature of Interest Rate of the Nominal Value of Borrowings

	As at December 31
	2011	%	2010	%
	(in thousands, except percentages)
Currency
US Dollar	$186,172	82%	$177,147	88%
Indian Rupees	41,887	18%	24,476	12%

Total	$228,059	100%	$201,623	100%

Maturity
Due before one year	$97,344	43%	$52,540	26%
Due between one and three years	3,195	1%	149,083	74%
Due between four and five years	127,520	56%	—	—

	$228,059	100%	$201,623	100%

Nature of rates
Fixed interest rate	$147,694	65%	$144,057	71%
Floating rate	80,365	35%	57,566	29%

Total	$228,059	100%	$201,623	100%

14.	SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans, which are all equity settled instruments, is as follows:

	As at December 31
	2011	2010
	(in thousands)
IPO Plan	$5,127	$—
IPO India Plan	136	777

	$5,263	$777

This charge has been included in administrative costs in the Income Statement.

15.	ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
200,000,000 ordinary shares of 10p each (“Ordinary Shares”) at December 31, 2011 and December 31, 2010	200,000,000	20,000

	Number of Shares	$
		(in thousands)
Allotted, called up and fully paid
At April 1, 2011	116,133,758	$21,349
Allotment of shares on June 1, 2011	107,776	18
Allotment of shares on October 6, 2011	2,075,340	320

As at December 31, 2011	118,316,874	$21,687

	Number of Shares	$
		(in thousands)
Allotted, called up and fully paid
At April 1, 2010	116,133,758	$21,349

As at December 31, 2010	116,133,758	$21,349

16.    RELATED PARTY TRANSACTIONS

		Nine months Ended December 31
		2011		2010
	Details of transaction	Movement in year	Asset (Liability)	Movement in year	Asset (Liability)

Red Bridge Ltd.	President fees	(221)	(543)	(236)	(236)
550 County Avenue	Rent	(79)	(489)	38	(384)
Deposits	Deposits and Fees	(99)	672	(27)	749
Line Cross Limited	Rent	(27)	(153)	(147)	(116)
Lulla Family	Rent	(17)	4	31	31

The Group has engaged in transactions with NextGen Films Pvt. Ltd., an entity owned by the husband of Puja Rajani, sister of Kishore Lulla and Sunil Lulla, each of which involved the purchase and sale of film rights. NextGen Films Pvt. Ltd. sold $20,269,285 and $427,632 to the Group in the nine months ended December 31, 2011 and the nine months ended December 31, 2010, respectively, and purchased from the Group $5,175,439 in the nine months ended December 31, 2010.

The Group also engaged in transactions with Everest Entertainment Pvt. Ltd., an entity owned by the brother of Manjula K. Lulla, wife of Kishore Lulla, which involved the purchase and sale of film rights. Everest Entertainment Pvt. Ltd. sold $18,933 and $36,959 to the Group in the period ended December 31, 2011 and the period ended December 31, 2010, respectively.

17.	SUBSEQUENT EVENTS

On January 5, 2012, we entered into a $125.0 million revolving credit facility which will mature in January 2017. The new credit facility includes a provision allowing for one or more increases from time to time during the life of the facility by an aggregate amount not to exceed $75.0 million and, on January 27, 2012, we exercised our option to increase the revolving facility by $25.0 million to a total amount of $150.0 million. The new credit facility was drawn on February 14, 2012, and the proceeds of the initial drawing were used to repay in full our then existing revolving credit facilities and the unsecured overdraft facility at Eros Worldwide FZ-LLC with an aggregate value of $150.0 million.

EROS INTERNATIONAL

             Shares

Eros International Plc

A Ordinary Shares

PROSPECTUS

Deutsche Bank Securities

BofA Merrill Lynch

Citigroup

UBS Investment Bank

                    , 2012

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Subject to any contrary provision in a company’s articles, section 112 of the 2006 Act allows an Isle of Man company to indemnify its directors against all expenses and against all judgments, if such director acted honestly and in good faith and in what he believed to be in the best interests of the company, or where he had reasonable cause to believe that his conduct was lawful. The articles of association that we plan to adopt prior to the offering (such documents being “our new formation documents”) will not contain any contradictory provisions to section 112 of the Act. Provided that the conditions contained under section 112 of the 2006 Act and our new formation articles are satisfied, the Act and our new formation articles provide for the indemnification of our directors and officers in terms sufficiently broad to indemnify such person against all expenses and judgments arising under the Securities Act.

Our new formation documents will provide for indemnification of our officers, directors, employees and agents to the extent and under the circumstances permitted under Isle of Man law.

In addition to the indemnification to be provided by our new formation documents, prior to the consummation of this offering, we will enter into agreements to indemnify our directors and executive officers. These agreements, subject to certain exceptions, will require us to, among other things, indemnify these directors and executive officers for certain expenses, including attorney fees, witness fees and expenses, expenses of accountants and other advisors, and the premium, security for and other costs relating to any bond, arising out of that person’s services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

The Underwriting Agreement to be filed as Exhibit 1.1 will provide for indemnification by the underwriters of us, our directors and officers and by us of the underwriters, for some liabilities arising under the Securities Act, and affords some rights of contribution with respect thereto.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

With the exception of our shares traded on the Alternative Investment Market of the London Stock Exchange, in the three years preceding the filing of this registration statement, we have issued the following securities that were not registered under the Securities Act.

•

On April 10, 2008, we issued ordinary shares in respect of the acquisition of Acacia Investments. The purchase price for the shares of Acacia Investments pursuant to the option was $10,815,017, representing a 10% premium to the par value of the shares (plus accrued interest as at the date of the exercise), and was satisfied by the issue of 594,566 ordinary shares based on the mid-market price of $14.40 on the grant date.

•	On May 6, 2009, we issued 39,101 ordinary shares for employee bonus/remuneration at $3.75 per share based on the mid-market price on the grant date.

•	On May 6, 2009, we issued 246,152 ordinary shares for senior executive bonus/remuneration at $3.75 per share based on the mid-market price on the grant date.

•	On May 31, 2011, we issued 35,925 ordinary shares for employee bonus/remuneration issued at $10.80 per share based on the mid-market price on the grant date.

•

Effective June 1, 2011, we issued 183,333 ordinary shares to Jyoti Deshpande. Ms. Deshpande also holds the right to receive ordinary shares valued at $2,000,000 upon completion of our initial public offering in the United States. Both grants to Ms. Deshpande were effected pursuant to the terms of that certain Consultant Services Agreement entered into by Ms. Deshpande and the Company.

•	On October 3, 2011, we issued 691,780 ordinary shares to employees and directors as bonus/remuneration issued at $9.99 per share based on the mid-market price on the grant date.

The sales of the above securities were exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit Number	Title

1.1**	Form of Underwriting Agreement

3.1*	Memorandum of Association, to be in effect upon consummation of this offering

3.2*	Articles of Association, to be in effect upon consummation of this offering

4.1*	Form of A Share Certificate

5.1*	Opinion of Cains Advocates Limited

10.1***	Relationship Agreement, dated as of December 16, 2009, between Eros International Media Limited, Eros International Plc, and Eros Worldwide FZ-LLC

10.2***	Shareholders’ Agreement, dated as of January 13, 2007, between Eros Multimedia Private Limited and The Group and Big Screen Entertainment Private Limited

10.3***	Shareholder Agreement, dated July 11, 2007, for Ayngaran International Limited

10.4***	Employment Agreement of Sunil Lulla as Executive Vice Chairman of Eros International Media Limited, dated September 29, 2009

10.5***	Service Agreement of Andrew Heffernan as Chief Financial Officer, dated June 27, 2006

10.6***	Services Agreement of Kishore Lulla as Chairman and Chief Executive Officer, dated June 27, 2006

10.7***	Service Agreement of Vijay Ahuja as Vice Chairman and President (International), dated June 27, 2006

10.8***	Rules of the Eros International Plc Bonus Share Plan Unapproved Option Scheme 2006, dated May 17, 2006

10.9***	Credit Facility, dated January 5, 2012, between Eros International Plc, Citibank, N.A., London Branch, Lloyds TSB Bank Plc and the Royal Bank of Scotland Plc, with Lloyds TSB Bank Plc as Facility Agent, in the original principal amount of $125 million

10.10***	Increase Confirmation, dated January 27, 2012, from UBS AG, Singapore Branch, to Lloyds TSB Bank Plc as Facility Agent and Eros International Plc

10.11**	IPO Plan Form of Option Agreement

10.12*	Eros International Media Pvt. Ltd. ESOP 2009

10.13*	Form of Joint Share Ownership Deed Measured By Total Share Return

10.14*	Form of Joint Share Ownership Deed Measured By Super Total Share Return

10.15*	Form of Joint Share Ownership Deed Measured By Earnings Per Share

10.16*	Employee Benefit Trust Deed

10.17**	Form of Option Agreement for Option Awards Approved April 17, 2012

16.1***	Letter from Grant Thornton Isle of Man

21.1*	Subsidiaries of Eros International Plc

23.1*	Consent of Cains Advocates Limited (included in Exhibit 5.1)

23.2*	Consent of Grant Thornton UK LLP

23.3***	Consent to Use of Federation of Indian Chambers of Commerce and Industry - KPMG Indian Media and Entertainment Industry Reports

23.4***	Consent of Greg Coote

24.1***	Power of Attorney

*	Filed herewith
**	To be filed by amendment
***	Previously filed

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, England, on April 23, 2012.

EROS INTERNATIONAL PLC

By:	/S/ KISHORE LULLA
Kishore Lulla Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Amendment No. 1 to Registration Statement in the capacities and on the date indicated.

* Kishore Lulla	Chairman and Chief Executive Officer (Principal Executive Officer)	April 23, 2012

* Andrew Heffernan	Chief Financial Officer (Principal Financial and Accounting Officer)	April 23, 2012

* Vijay Ahuja	Director	April 23, 2012

* Naresh Chandra	Director	April 23, 2012

* Dilip Thakkar	Director	April 23, 2012

* Sunil Lulla	Director	April 23, 2012

* Michael Kirkwood	Director	April 23, 2012

* Ken Naz	President of Americas Operations (Authorized Representative in the U.S.).	April 23, 2012

*By:	/S/ KISHORE LULLA
Kishore Lulla
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Title

1.1**	Form of Underwriting Agreement

3.1*	Memorandum of Association, to be in effect upon consummation of this offering

3.2*	Articles of Association, to be in effect upon consummation of this offering

4.1*	Form of A Share Certificate

5.1*	Opinion of Cains Advocates Limited

10.1***	Relationship Agreement, dated as of December 16, 2009, between Eros International Media Limited, Eros International Plc, and Eros Worldwide FZ-LLC

10.2***	Shareholders’ Agreement, dated as of January 13, 2007, between Eros Multimedia Private Limited and The Group and Big Screen Entertainment Private Limited

10.3***	Shareholder Agreement, dated July 11, 2007, for Ayngaran International Limited

10.4***	Employment Agreement of Sunil Lulla as Executive Vice Chairman of Eros International Media Limited, dated September 29, 2009

10.5***	Service Agreement of Andrew Heffernan as Chief Financial Officer, dated June 27, 2006

10.6***	Services Agreement of Kishore Lulla as Chairman and Chief Executive Officer, dated June 27, 2006

10.7***	Service Agreement of Vijay Ahuja as Vice Chairman and President (International), dated June 27, 2006

10.8***	Rules of the Eros International Plc Bonus Share Plan Unapproved Option Scheme 2006, dated May 17, 2006

10.9***	Credit Facility, dated January 5, 2012, between Eros International Plc, Citibank, N.A., London Branch, Lloyds TSB Bank Plc and the Royal Bank of Scotland Plc, with Lloyds TSB Bank Plc as Facility Agent, in the original principal amount of $125 million

10.10***	Increase Confirmation, dated January 27, 2012, from UBS AG, Singapore Branch, to Lloyds TSB Bank Plc as Facility Agent and Eros International Plc

10.11**	IPO Plan Form of Option Agreement

10.12*	Eros International Media Pvt. Ltd. ESOP 2009

10.13*	Form of Joint Share Ownership Deed Measured By Total Share Return

10.14*	Form of Joint Share Ownership Deed Measured By Super Total Share Return

10.15*	Form of Joint Share Ownership Deed Measured By Earnings Per Share

10.16*	Employee Benefit Trust Deed

10.17**	Form of Option Agreement for Option Awards Approved April 17, 2012

16.1***	Letter from Grant Thornton Isle of Man

21.1*	Subsidiaries of Eros International Plc

23.1*	Consent of Cains Advocates Limited (included in Exhibit 5.1)

23.2*	Consent of Grant Thornton UK LLP

23.3***	Consent to Use of Federation of Indian Chambers of Commerce and Industry - KPMG Indian Media and Entertainment Industry Reports

23.4***	Consent of Greg Coote

24.1***	Power of Attorney (included in signature page of Registration Statement hereto)

*	Filed herewith
**	To be filed by amendment
***	Previously filed